Form 20-F
period 2003-01-31
ESIM LTD
filed 2003-07-31
CIK 1050514

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE FISCAL YEAR ENDED January 31, 2003
                                     ----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ______________ TO _______________


Commission File number 1-14842

                                   e-SIM Ltd.
                                   ----------
             (Exact name of Registrant as specified in its charter)


                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)


                    19 Hartum Street, Jerusalem 91450, Israel
                    -----------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                  (Name of each exchange on which registered)
-------------------                  -------------------------------------------
       None                                               None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

             Number of Ordinary Shares, NIS 0.1 par value per share
             ------------------------------------------------------
                                (Title of Class)


                          Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act.

                                      None
                                      ----
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
            11,665,359 Ordinary Shares, NIS 0.1 par value per share
            -------------------------------------------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                   |X|  Yes    |_| No


Indicate by check mark which financial statement item the registrant has elected to follow.
                                                   |_|  Item 17    |X|  Item 18

                                  INTRODUCTION

Unless otherwise indicated, as used in this annual report, the terms "e-SIM," "we," "us" and "our," mean e-SIM Ltd. and its consolidated subsidiaries.

This annual report includes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in "Item 4. Information on the Company--Company Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references in this annual report to dollars or $ are to U.S. dollars and all references to NIS are to new Israeli shekels. The representative rate of exchange of the NIS to the dollar as published by the Bank of Israel for January 31, 2003 was NIS 4.814 per $1.00.

For the purposes of this annual report, references to the years 1998, 1999, 2000, 2001 and 2002 mean our fiscal years ended on January 31 of the following year.

                                TABLE OF CONTENTS

                                                                                                PAGE
  PART ONE........................................................................................1

  Item 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................................1

  Item 2   OFFER STATISTICS AND EXPECTED TIMETABLE................................................1

  Item 3   KEY INFORMATION........................................................................1

  Item 4   INFORMATION ON THE COMPANY.............................................................6

  Item 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................................39

  Item 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................56

  Item 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................72

  Item 8   FINANCIAL INFORMATION.................................................................74

  Item 9   THE OFFER AND LISTING.................................................................76

  Item 10  ADDITIONAL INFORMATION................................................................78

  Item 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................96

  Item 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................97

  PART TWO.......................................................................................97

  Item 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................................97

  Item 14  MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..........97

  Item 15  CONTROL AND PROCEDURES ...............................................................98

  Item 16  [RESERVED]............................................................................99

  PART THREE.....................................................................................99

  Item 17   FINANCIAL STATEMENTS.................................................................99

  Item 18   FINANCIAL STATEMENTS.................................................................99

  Item 19   EXHIBITS.............................................................................99


                                    PART ONE

                                     ITEM 1


              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


                                     ITEM 2


                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

                                     ITEM 3


                                 KEY INFORMATION

(A) SELECTED FINANCIAL DATA

We have derived the selected consolidated financial data set forth below as of January 31, 2002 and January 31, 2003 and for the years ended January 31, 2001, January 31, 2002 and January 31, 2003 from the audited consolidated financial statements and related notes included elsewhere in this annual report. We have derived the selected consolidated financial data as of January 31, 1999, January 31, 2000 and January 31, 2001 and for the years ended January 31, 1999, and January 31, 2000 from audited consolidated financial statements that are not included in this annual report. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read together with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and related notes, included elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                      YEAR ENDED JANUARY 31,
                                  -----------------------------------------------------------------------------------------------
                                       1999                2000                2001                 2002               2003
                                  ----------------   ----------------    ----------------     ----------------  -----------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
     Products.....................  $       3,994    $         4,243     $         6,818      $         3,031   $          3,304
     Services.....................          1,314              1,796               3,063                2,005              2,916
                                  ----------------   ----------------    ----------------     ----------------  -----------------
                                            5,308              6,039               9,881                5,036              6,220
                                  ----------------   ----------------    ----------------     ----------------  -----------------

Cost of revenues:
     Products.....................            596                358                 383                  169                267
     Services.....................            878              1,201               1,735                1,776              1,663
                                  ----------------   ----------------    ----------------     ----------------  -----------------
                                            1,474              1,559               2,118                1,945              1,930
                                  ----------------   ----------------    ----------------     ----------------  -----------------

Gross profit......................          3,834              4,480               7,763                3,091              4,290
                                  ----------------   ----------------    ----------------     ----------------  -----------------

Operating expenses and costs:
     Product development .........              -                725               2,475                    -                  -
     Web-site development ........              -                570                 800                    -                  -
     Research and development,
        net.......................          1,557              2,244               2,774                2,610              1,464
     Selling, marketing, general
       and administrative, net....          5,527              6,576               8,751                7,854              4,261
     Restructuring and impairment
       of web-site development....              -                  -                   -                  910                  -
                                  ----------------   ----------------    ----------------     ----------------  -----------------
Total operating expenses..........          7,084             10,115              14,800               11,374              5,725
                                  ----------------   ----------------    ----------------     ----------------  -----------------
Operating loss....................          3,250              5,635               7,037                8,283              1,435
Financial expenses (income), net..             72               (236)              (230)                  210                (9)
Other expenses, net ..............              -                  -                 730                  426                 94
                                  ----------------   ----------------    ----------------     ----------------  -----------------
Loss before taxes on income.......          3,322              5,399               7,537                8,919              1,520
Taxes on income...................             20                 51                  56                   62                199
                                  ----------------   ----------------    ----------------     ----------------  -----------------
Net loss .........................$         3,342    $         5,450     $         7,593      $         8,981   $          1,719
                                  ================   ================    ================     ================  =================

Basic and diluted net loss per
   share..........................$          0.39    $          0.52     $          0.65      $          0.77   $           0.15
                                  ================   ================    ================     ================  =================
Weighted average number of shares
   used in computing basic and
   diluted net loss per share.....          8,558             10,456              11,643               11,663             11,665
                                  ================   ================    ================     ================  =================


CONSOLIDATED BALANCE SHEET DATA:


                                                                               AS OF JANUARY 31,
                                                    -----------------------------------------------------------------------
                                                        1999           2000           2001          2002           2003
                                                    ------------   ------------   ------------  ------------   ------------
                                                                                 (IN THOUSANDS)

Cash and cash equivalents.....................      $     8,941    $    12,618    $     6,683   $     1,305    $       627
Total assets..................................           12,315         17,123         13,454         4,615          3,669
Short-term bank credit and current maturities
   of long-term bank loans....................              679            262            218         3,360          2,084

Current maturities of convertible bank loans..                -              -              -           840            690
Convertible loan from a related party.........                -              -              -             -            190
Long-term bank loans, net of current maturities
   and convertible loans......................               79             18          2,486             -              -
Shareholders' equity (deficiency).............      $     9,105    $    13,064    $     5,721   $    (3,275)   $    (4,891)


(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

We are subject to a variety of risks, including the following:

      o we have future capital needs and the availability of additional financing is uncertain;

      o We do not anticipate that we will have sufficient cash on hand to make the principal payment of $2,866,000 that will be due on our outstanding short-term and convertible bank loans on August 31, 2004.

      o     we have a history of losses and may not achieve profitability;

      o the recent outbreak of SARS in the Asia-Pacific region and its continued spread could hurt sales of our products;

      o our customers' markets are currently experiencing a prolonged and severe downturn;

      o if we fail to timely complete the development and introduction of new products, our results of operations may suffer;

      o we may not satisfy the requirements for quotation on the OTC Bulletin Board;

      o we have effected a major restructuring of our corporate activities which may adversely affect our business;

      o we have significant fluctuations in our business and our results of operations are unpredictable;

      o we are subject to risks of technological change and need to develop new products and applications and new versions of, and enhancements to, our existing products;

      o     we depend on certain key personnel;

      o     we are subject to competition;

      o we are subject to certain risks relating to sales and distribution, and we are dependent on a limited number of distributors;

      o     we have risks associated with international sales;

      o our business and financial condition could be negatively impacted by the financial instability of our customers;

      o we have risks relating to the long sales cycle for our Rapid products;

      o we are subject to risks of product defects as well as other potential liability;

      o     we depend on certain proprietary technology;

      o we could become subject to litigation regarding intellectual property rights, which could seriously harm our business;

      o     we depend on third-party proprietary technology;

      o we may pursue acquisitions that present risks and that may not be successful;

      o we may be liable for information displayed on and communicated through our web-sites;

      o inflation and currency fluctuations may adversely affect our results;

      o     the price of our ordinary shares is highly volatile;

      o if we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences;

      o we are located in the State of Israel, which entails various special risks;

      o     we are subject to risks associated with joint development projects;

      o     we have risks associated with revenues based on royalties;

      o the share ownership in us is concentrated in a limited number of shareholders;

      o we are subject to Israeli law, which could prevent or make difficult a change of control and therefore depress the price of our shares; and

      o it may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this annual report, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.


For a more detailed discussion of the risks affecting our business, see "Item 4. Business - Company Risk Factors."

                                     ITEM 4


                           INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

e-SIM Ltd., formerly known as Emultek Ltd., was incorporated as a corporation under the laws of the State of Israel in 1989, and commenced operations in 1991 as a software development and consultation company.

Our corporate headquarters are located at 19 Hartum Street, Jerusalem, Israel, and our telephone number is 972-2-587-0770. We have additional offices in Tokyo, Japan. Our research and development department is located in Teradion, Israel. Some of our simulation development services are provided by a sub-contractor located in Bangalore, India. In 1996 we established a wholly-owned subsidiary in the United States, e-SIM, Inc., a Delaware corporation. e-SIM, Inc. has an office at 225 S. Lake Avenue, suite 300, Pasadena, CA 91101 and its telephone number is (626) 584-7810. In 1998 we established a wholly-owned subsidiary in Japan, e-SIM Japan Ltd. In 1999 we established a wholly-owned subsidiary in France, e-SIM Europe SARL.

We completed our initial public offering in July 1998, and began trading on the American Stock Exchange. Our name was changed from Emultek Ltd. to e-SIM Ltd. in June 1999. In March 2000, we changed our listing to the NASDAQ National Market and our ordinary shares were traded on the NASDAQ National Market System under the symbol "ESIM." In February 2002, our ordinary shares were delisted by the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market on the OTC Bulletin Board Service, also known as OTCBB.

In 1998, we changed our fiscal year, and since then our fiscal year ends on January 31, instead of December 31.

We are a certified ISO 9001 company.

Our first product, Rapid, was released in 1992. Leveraging the simulation technology utilized in Rapid, we developed RapidSimulation, which was first released in early 1994. RapidSimulation enables developers of embedded systems software to use a visual and intuitive, object-based process to create simulated computer prototypes of their products that are fully functional, interactive and behaviorally identical to the products represented. RapidSimulation was also used as a development product in computer based training, or CBT, for generating interactive simulations of embedded systems.

In September 1997, we broadened our product line by introducing RapidPLUS, a software development product that consists of a suite of integrated modules, each of which supports a different stage of the embedded systems applications. In March 1998, we further expanded RapidPLUS by introducing a module to automatically generate efficient and compact source code for applications software directly from the simulated prototype. This module was developed with the assistance of, and partial funding by, Motorola, Inc. RapidSimulation is one of the primary modules of RapidPLUS and is no longer offered as a separate product.

We also provide web-based product simulations built with RapidPLUS for electronics companies. Our simulation technology generates animated interactive virtual models that look and behave like real products with interactive walk-through features that allow for step-by-step use of the product for product development purposes and for e-commerce, marketing, customer support, Internet or Intranet use. These simulations, which we market under the name "LiveProducts," are used for product launches, promotion, web-based customer support, as well as training for sales and support forces and customers. The LiveProducts are typically bundled in our "LiveManual" product that includes a web-based user manual and interactive live feature demonstrations. The terms "LiveManuals" and "LiveProducts" are sometimes used interchangeably.

In addition to providing customers with finished product simulations, in 2000 we began licensing the right to use the LiveProducts-generating technology to prepare simulations. The technology license grants the customer the right to use the technology in a limited geographic area for a limited period of time by creating LiveProducts for third parties. We generate revenue from these sales in several ways, including technology licensing fees and royalties from revenues generated by our customers.

In 2001 we introduced RapidPLUS Web Studio, a new module to the RapidPLUS family of products. RapidPLUS Web Studio allows our customers to generate their own LiveProducts simulations. As part of the RapidPLUS Web Studio package, our customers receive the Scenario Authoring Tool, or SAT, which allows them to create interactive feature demonstrations for the generated LiveProducts.

Our web-site, LiveManuals.com, supports and augments our LiveProducts, LiveManuals and RapidPLUS Web Studio products and services. It serves as a showcase and hosting infrastructure for LiveManuals of electronics products that we create for manufacturers, where users can view simulations and manuals in a single place and learn how to use their products. The web-site is a marketing tool and is not regarded by us as a source of revenue.

In 2001 we revised our product-packaging scheme and made it modular. This allows our customers to choose only those modules they require and reduces the initial purchase price for new users of our products. Under the new scheme, RapidPLUS DOC is sold as the base product, to which our customers may choose to add a C code generator to create RapidPLUS CODE or a Java code generator to create the RapidPLUS Web Studio product. The pricing structure has also been adjusted accordingly. In 2002 we added a new product and module to the RapidPLUS family, called RapidPLUS Xpress. RapidPLUS Xpress is an easy to learn tool that enables non-technical designers of user interfaces to easily design product simulations and generate graphic diagrams from them. RapidPLUS Xpress is sold either as a stand-alone tool or as an add-on to RapidPLUS DOC. For a discussion of a claim we have received that RapidPLUS Xpress breaches the copyright of a competitor, see "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

In 2002 we decided to focus our development and marketing efforts primarily on the wireless device industry, particularly on wireless device platform solution suppliers. The RapidPLUS set of modules includes easy-to-use software development tools and customizable reference designs that can be used by companies that manufacture devices based on platforms, and are an essential part of the platform vendor's offering. Our new business model for this sector is built upon the sales of our RapidPLUS development tools, sales of our reference design, training and development and consulting services, and royalties per handset manufactured.

CORPORATE RESTRUCTURING

In the second half of 2001 and first quarter of 2002, we effected a major restructuring of our corporate activities. As part of this restructuring, we merged our Software Tools Division and LiveProducts Division, closed offices in the U.S., France and Sweden and relocated our Japanese offices to a customer's facilities. We reduced our staff in all categories, particularly from the former LiveProducts division, whose sales and marketing department was eliminated entirely and whose responsibilities were taken over by other existing staff. In addition, we reduced significantly our research and development department. The restructuring led to a significant cost saving and reduction in our losses. Despite the staff reductions, our revenues for the year 2002 increased over our revenues in 2001. However, the reduction in staff may in the future limit our ability to take advantage of market opportunities or to develop new products.

CAPITAL EXPENDITURES

For a description of our principal capital expenditures, please see note 4 to our consolidated financial statements, included elsewhere in this annual report.

ACQUISITION WRITE-OFF

In March 2000, we entered into a letter of intent with a company, referred to as the subject company, that is engaged in the development of technology complementary to our LiveProducts business, with respect to a possible acquisition of the subject company by us in exchange for a certain number of our ordinary shares. As part of the letter of intent, we invested $1 million, in exchange for approximately 2.75% of the outstanding capital stock of the subject company and received a two-year license for the subject company's technology. In addition, we extended loans to the subject company of approximately $149,000. To date, the subject company has not repaid these loans as required by their terms. Additionally, in light of the general global decline in valuation of high technology companies, and the prospects of the subject company in particular, we believed that none of our investment is now recoverable. As a result, we wrote off $730,000 of the investment in 2000 and in 2001 decided to write off the balance of our investment and loan in the amount of $426,000. For additional information concerning this investment and loan see note 2e to our consolidated financial statements, included elsewhere in this annual report. The acquisition of the subject company was not completed and we do not presently believe that it will be effected.

(B) BUSINESS OVERVIEW

We provide simulation-based technology for use in the design, development, documentation, promotion, customer support and training of interactive electronics products and systems, particularly to the wireless device industry. Based on proprietary technology, we provide a MMI solution, tools and services that allow our customers to use on-screen, graphically accurate and behaviorally complete simulations they created of their products to help improve them, reduce the time and cost involved in bringing them to market, effectively train sales and support personnel, reduce the cost and complexity of customer support, and provide a low-cost and efficient method of reaching target consumers.

Most electronics products today incorporate embedded systems. Embedded systems consist of a microprocessor and related software, incorporated within electronics products, which are dedicated to performing specific tasks quickly and reliably. Consumer electronics products are becoming increasingly complex as manufacturers design these products with increasing numbers of features and capabilities. The complexity of electronics products makes it more difficult for a manufacturer to support the entire life cycle of these products, from design through sales and customer support.

The simulation-centric approach of our RapidPLUS products addresses many problems in the traditional wireless device and electronic product life cycle, from development through sale and customer support. RapidPLUS includes RapidPLUS Xpress, RapidPLUS/CODE, RapidPLUS/DOC, RapidCBT and RapidPLUS Web Studio. RapidPLUS enables manufacturers of consumer and industrial electronics products to use a visual and intuitive, object-based process to create simulated computer prototypes of their products. These prototypes are fully functional, interactive and behaviorally identical to the products represented. Simulated prototypes can be used to support the entire product life cycle, from design of embedded systems, including their various functions and user interfaces, through on-screen manipulation and modification, code generation into the actual devices and web-based simulation. We also sell a MMI reference design to wireless platform and device manufacturers so that handset developers can more easily and quickly develop the future MMI of the phone. We offer a set of MMI customization tools to handset manufacturers to add and alter currently existing features in our MMI design.

RAPIDPLUS

Our main product family is RapidPLUS, a suite of integrated software tools. RapidPLUS provides a means of quickly and easily creating product simulations. The RapidPLUS toolset is sold in several packages, including RapidPLUS Xpress, RapidPLUS/CODE, RapidPLUS/DOC, RapidCBT and RapidPLUS Web Studio. Each of these packages serves a different part of the product's life cycle, based on the initial product simulation. The packages and their content may change from time to time based on e-SIM's business and technological considerations.

The RapidPLUS modules are used throughout the product's life cycle as follows:

Product Design. RapidPLUS DOC and RapidPLUS Xpress are used to create virtual prototypes of user interface for new products in order to visualize, communicate and improve the product's design. Customers can test new design alternatives, ensure their designs are complete and consistent, and communicate their concepts with other parts of the organization or external bodies, before developing and manufacturing the product.

Documentation. RapidPLUS/DOC is used to generate technical documentation from the prototype/simulation. This documentation includes functional and graphic information about the product, and can be updated automatically when changes are made to the prototype/simulation. The documentation can serve as a specification to engineers and as a basis for user manuals.

Code Generation. Using RapidPLUS/CODE users can generate compact and efficient C code from the prototype, to be used as the user-interface part of their product's software, and which can be linked to other software modules. Changes in the simulation/prototype are immediately reflected in the generated code. To run on the product, the generated code requires a software component, which we call a Kernel, to be located in the microprocessing unit of the product. This Kernel needs to be "ported" to the specific runtime environment (processor, operating system and other software modules) that exists on the product. Typically, for a fee we provide our customers with this porting service.

In addition to selling the RapidPLUS CODE software tool, we charge our customers a licensing fee for each customer product shipped with the Kernel embedded in it.

Training. RapidPLUS/DOC, RapidPLUS Web Studio, and RapidCBT can be used to create interactive training courses, based on simulations of a product or system. The simulation can be incorporated with external CBT software to provide a complete training application. The simulations can be used to train users of the simulated systems, as well as internal sales and support personnel.

Sales and Marketing. RapidPLUS Web Studio can be used to generate LiveProducts or LiveManuals Java applications from simulations, for use over the Internet or on CDs, allowing customers to use simulations of the products for a trial period before purchasing the actual products. The simulations can be used for e-commerce sites, virtual product launches, as promotional material or as parts of virtual product catalogs.

Customer Support. Java simulations generated by RapidPLUS Web Studio (either LiveProducts or LiveManuals) can be used by internal customer support personnel to eliminate the need to keep physical samples of the products. They can also be used to enable customers to obtain self-help over the Internet, or can be incorporated into electronic user manuals distributed on CDs with the products. The simulations can also be incorporated into LiveManuals.

RapidPLUS's philosophy is based on the concept that any information about a feature of a product or system should be specified in only one place. While each feature may be represented in different formats for different parts of the organization and in different life cycle stages, all these representations should emanate from a single information source. The RapidPLUS simulation provides this "information hub." Any changes to the RapidPLUS simulation can automatically and easily be propagated and generate new updated code, new documentation, new testing scenarios, new training materials and new marketing aids. This single-source principle ensures synchronization between all these aspects and facilitates effective interaction among the various parts of the organization and the process.

MMI REFERENCE DESIGN

We sell a reference design for the development of MMIs for mobile devices to vendors of the hardware and software platform on which the mobile device will be run. The reference design provides the blueprint for the eventual creation of the user interface of the mobile device, using our RapidPLUS solution. The reference design can be adapted by the mobile device platform manufacturer to a variety of platforms they manufacture and must be customized for each customer. By embedding the MMI reference design in the platform that is offered to the mobile device handset manufacturers, the attractiveness of their particular platform is increased.

MMI CUSTOMIZATION TOOLS

We sell a set of customization tools to mobile device handset manufacturers that are used to customize the basic MMI reference design provided in the RapidPLUS solution to the demands of the manufacturers' target consumers.

LIVEPRODUCTS AND LIVEMANUALS

We provide technology and services to deliver product simulations and electronic manuals over the Internet.

LiveProducts are used for product launches, promotion, web-based customer support, as well as training for sales and support forces and customers. When a LiveProduct is bundled into a LiveManual, as is typically the case, it provides a web-based user manual and interactive live feature demonstrations.

PRINCIPAL MARKETS

We target the following markets:

WIRELESS PLATFORM AND DEVICE MANUFACTURING MARKET

The RapidPLUS product family, together with our wireless device MMI reference design and customization tools, targets as its main market the wireless platform and device manufacturing industries. The potential for our MMI solution in this market is growing primarily due to the change in the nature of the mobile manufacturing industry. According to a 2002 report by Edge Consult entitled "Commoditisation Hits the Handset," in the future, the mobile device market will not be dominated by manufacturers, such as Nokia, Motorola, Sony and Ericsson, who owned the technological know-how for phone development and were also involved in all aspects of phone production. Rather, there are now new entrants in the field vying for the phone manufacturing business. According to this report, handsets will no longer necessarily be developed, produced, marketed, distributed and supported by the same company. Since production cost is a key factor in handset manufacture, manufacturing companies that have not previously been in the business of mobile device manufacture are now beginning to acquire the technological know-how they require to develop their portions of the handset in order to be able to produce a complete handset ready for sale, and are becoming involved in producing the final handset. In order to achieve this goal, these companies require reference designs and pre-integrated platforms. Major semiconductor manufacturers, as well as major phone manufacturers, have started to create and sell these platforms. Increasingly, these platforms include larger amounts of the hardware and software required to create a wireless device, thus enabling the manufacturers to reach the market quickly with good products at a low cost, low risk and without requiring deep technical know-how of the wireless domain.

The MMI is becoming a significant part of the platform offering, as creation of a MMI by the manufacturer is difficult and time consuming. Furthermore, the MMI is a major differentiator between different brands. Platform and device manufacturers require assistance developing the MMI solution to be incorporated into the products they sell.

The main forces driving the rapid changes in the wireless platform and device manufacturing market are currently as follows:

      o     pressure to lower development costs;

      o     pressure to reduce time to market;

      o     increased complexity of design;

      o     lack of available engineering talent;

      o limited marketable windows of opportunity due to increased competition; and

      o value proposition being highest for software content and lower for hardware features.

We believe that RapidPLUS is a development tool that addresses the needs of platform and device manufacturers and enables them to meet the challenges of the wireless platform market. Our technology provides wireless platform and device manufacturers with a solution that is both inexpensive and does not require prior expertise and experience, and enables the quick development of the mobile device's interface.

Our strategy for this market includes focusing our sales, marketing and research and development on wireless platform vendors. For example, in 2002 we entered into an agreement with Motorola Semiconductors HK Ltd. providing Motorola with the right to use RapidPLUS as the user interface component for its wireless platforms and chipset reference designs, and to resell RapidPLUS to manufacturer customers. Motorola sells a wireless platform that includes hardware, software and tools that enable manufacturer customers to quickly create wireless handsets. Motorola provides its customers with a reference design for a complete handset. The user interface of this reference design has been created using RapidPLUS. Motorola offers its customers RapidPLUS Code as a tool for user interface development and customization of the reference design. Motorola has sold this platform to fourteen companies that are using RapidPLUS to develop the user interfaces of their cellular phones.

In January 2002, we entered into an agreement with Ericsson Mobile Platforms AB, under which we provide Ericsson with a key component for the user interface of its platform and embed our technology into the platform, thus enabling Ericsson's customers to easily integrate RapidPLUS-generated code into its products. In addition, in August 2002, we entered into a promotion agreement with Ericsson pursuant to which Ericsson will actively help promote RapidPLUS to its customers.

In October 2002, we also entered into an agreement with IXI Mobile, creator of the Personal Mobile Gateway, to develop the MMI for the reference design for the user interface of some of IXI's products, and include RapidPLUS as part of its standard Software Development Kit.

EMBEDDED SYSTEMS SOFTWARE MARKET

The embedded systems software market provides tools and services to embedded systems manufacturers. Many of the factors driving changes in the wireless platform and device manufacturing markets, noted above, apply to the manufacture of electronic products incorporating increasingly complex embedded systems.

As with the wireless platform market, a major part of our strategy for the embedded systems consists of expanding distribution channels to include leading embedded system software vendors and software manufacturers, as well as enhancing and developing our relationships with our existing distributors. For example, in 2002 we extended the term of existing agreements with the Yamagata Printing Co. Ltd. and NSW in Japan, providing for distribution rights to these customers and sale licenses to our RapidPLUS products.

In addition to the transactions with wireless platform manufacturers such as Motorola, Ericsson and IXI in 2002, we licensed RapidPLUS products to product manufacturing customers. Our target customers in the embedded software market typically are manufacturers of consumer electronics products, office automation equipment and automotive systems.

During the last three years, our revenues from RapidPLUS products (our total revenues except revenues from the Live Products) were $9,489,000 in 2000, $4,352,000 in 2001 and $5,193,000 in 2002. These amounts include revenues from services and maintenance, which were $2,671,000 in 2000, $1,321,000 in 2001 and $1,889,000 in 2002.

INTERNET BASED CUSTOMER SUPPORT, TRAINING AND E-COMMERCE

We believe that the Internet has gained, and will continue to gain, momentum as a medium for conducting business. As part of this trend, we believe there will be an increasing demand for use of the web to enable and facilitate better customer support and training. The value proposition behind Internet-based self help results from the easy availability of support services to consumers and the savings to the service providers through the use of the web to provide support services to consumers. We believe that our technology and LiveProducts, allowing consumers to be interactively guided and supported with respect to a wide range of consumer electronics products, can be an important part of delivering this value. Companies that launch new products often need to be able to train sales forces and support personnel located around the world. Since time to market is an essential element in the success of a new product, companies must ensure that all the elements are in place when the product is ready off the production line. Simulation-based training materials help ensure that this goal is achieved.

Our strategy for the Internet includes marketing our LiveProducts and LiveManuals solutions to consumer electronics manufacturers, retailers, and wireless carriers as well as licensing our LiveProducts technology to third parties who will themselves produce LiveProducts or LiveManuals for their customers in different geographic areas. In 2002, we produced LiveProducts for leading companies, including Nikon Corporation, Samsung Telecommunications America, L.P, Sprint PCS and Panasonic Consumer Electronics Company. Several of these customers were repeat users of our products and services. We began our Internet based activities in 1999, and had revenues from these activities of $49,000, $392,000, $684,000 and $1,027,000 in 1999, 2000, 2001 and 2002,
respectively.

In order to provide our customers with LiveProduct simulations, in 1999 we established a simulation development facility in Bangalore, India with a local sub-contractor. The sub-contractor is responsible for obtaining facilities and all necessary equipment, as well as hiring qualified personnel required to develop simulations for our LiveProducts customers. All personnel are employed directly by the sub-contractor, except for a supervisor of the project who is employed directly by us. We pay the sub-contractor a monthly fee based on the number and type of personnel employed in that period by the sub-contractor to work exclusively on our projects. As of June 30, 2003, approximately 27 of the sub-contractor's employees were exclusively engaged in the development of simulations for our LiveProducts customers.

TECHNOLOGY

Our technology for creating prototypes and simulations is based on a highly graphical, point and click intuitive development environment. The technology relies on two programming principles:

      o     state charts, which are used to define the behavior of the system;
            and

      o component (or object) technology, which is used to describe the different graphic and functional elements of the system.

The combination of these technologies provides a flexible framework for simulation development, which allows a user to develop simulations in a quick, cost-effective and visual and intuitive manner.

A special module included in our RapidPLUS products provides the capability to generate fully functional C code from the prototype. The generated C code can then be compiled and linked to other software modules. The generated code is compact and efficient, due to its unique architecture, which relies on a state machine engine that resides on the target system. Integration of the generated code with external software is efficiently accomplished by allowing the users to define any component of the system as an interface-only component, and then generating a well-documented Application Programming Interface to that component, to be integrated with the external software.

Additional modules in our RapidPLUS products facilitate automatic documentation generation, generation of testing scenarios and integration with CBT software packages.

We have also developed a technology to generate compact Java code to enable delivery and use of simulations created using RapidPLUS over the Internet. The simulations, which we call LiveManuals and LiveProducts, can be embedded inside web pages and viewed with any standard browser. To augment the simulation content, we have developed a Scenario Authoring Tool, or SAT. The SAT is used to create interactive feature demonstrations about the products showing, for example, how to store a number in a wireless handset's phone book. The demonstrations mimic a user's interaction with the real product, and are annotated with graphical, textual and synchronized voice-overs. Java code generation and SAT are the main features of RapidPLUS Web Studio.

RESEARCH AND DEVELOPMENT

We believe that our innovative technology is a core strength and that our ability to enhance our existing products and applications, develop and introduce new products and applications on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, and despite our corporate restructuring, in which we decreased the number of research and development employees, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development of our core technology and to customer projects developed based on this technology. The reduction in research and development staff may, however, limit our ability to take advantage of market opportunities or to develop new products or applications in the future, although so far it has not. In addition, in order to successfully develop new and enhanced products, we seek to develop and maintain close relationships with customers and remain responsive to their needs.

Our core technology, products and applications are developed in our research and development facility in Israel. Product development teams include experts in computer science, electronic engineering, advanced mathematical techniques, computer graphics, physics and other fields. Our research and development efforts have been financed primarily by revenues and cash flows from operations, equity investments, borrowings from banks and other parties and governmental and other grants, such as the programs sponsored by the Office of the Chief Scientist and the BIRD Foundation.

As of June 30, 2003, our research and development department consisted of 11 software developers, two product testers, one technical writer, one systems manager, one general assistant and our Vice President - Research and Development. The research and development department is divided into two major teams: RapidPLUS core technology, including code generation, and LiveManuals, each headed by a team manager who reports to our Vice President--Research and Development. In addition, we employ a Chief Scientist who reports directly to our Chief Executive Officer and is responsible for the planning and design of future architecture and development of our products, based on requirements defined by our marketing department. We achieved ISO-9001 certification during 2002, which enables us to expand our marketing efforts to those customers and governmental authorities who require that certification.

GOVERNMENT AND OTHER GRANTS

Generally, grants from the Office of the Chief Scientist constitute up to 50% of certain research and development expenses for the development of products intended for export. Under the terms of the Office of the Chief Scientist's participation, a royalty at a rate of 3.5% to 5% of the sales of products developed in, and related revenues generated by, a project funded by the Office of the Chief Scientist must be paid beginning with the commencement of sales of these products. The royalty payments end when 100% to 150% of the grant is repaid in NIS linked to the dollar. Through January 31, 2003, we obtained grants from the Office of the Chief Scientist in the aggregate amount of approximately $1.8 million for certain of our research and development projects. Also, through January 31, 2003, we have paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of approximately $1,279,000. As of January 31, 2003, the aggregate amount of the contingent obligation to the Office of the Chief Scientist was approximately $621,000.

Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad has awarded us grants related to our foreign marketing expenses. These grants are awarded for specific expenses we incur in our foreign marketing activities, based on expenses reported to the Fund for Encouragement of Marketing Activities Abroad. All marketing grants received from the Fund for Encouragement of Marketing Activities Abroad are linked to the dollar and are repayable in the form of royalty payments in the amount of 4% (plus interest at the rate of six-month LIBOR) of any increase in export sales we realize up to the total amount of grants we receive. If we do not achieve an increase in export sales, we have no obligation to pay any royalties or return any funds received through these grants. All payments are linked to the dollar.

Through January 31, 2003, we obtained grants in the aggregate of $778,000 from the Fund for Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $282,000. As of January 31, 2003, the aggregate amount of the contingent obligation to the Fund for Encouragement of Marketing Activities Abroad was $496,000.


Some of the accrued royalties to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad were not paid when due. In January 2003, we reached a settlement regarding payments to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad. For additional information concerning the terms of this settlement, see "Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and Licenses - Research and Development Grants."


Terms of Israeli Government grants also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with Israeli Government grants be performed in Israel, unless special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Government participates. These restrictions, however, do not apply to exports from Israel of products developed using these technologies. Because the Government of Israel has from time to time revised its policies regarding the availability of grants, we cannot assure you that the Israeli Government's support of research and development will continue.

Through January 31, 2003, we received grants in the aggregate amount of approximately $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products, referred to as the development packages, resulting from the research and development which the BIRD Foundation funded. The payments are of $250 for each development package per license and $2,500 for each development package of products per site. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar.

Through January 31, 2003, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of approximately $201,000. As of January 31, 2003, the aggregate amount of the contingent obligation to the BIRD Foundation was approximately $389,000.

BUSINESS MODEL

We generate revenue from license fees, technology transfer fees, professional service fees, LiveManuals development fees, support contracts fees, runtime licensing fees and right to use fees.

LICENSE FEES

License fees are generated by license agreements providing our customers with the right to use our products on a non-exclusive basis, including our RapidPLUS CODE, RapidPLUS DOC, RapidPLUS Web Studio, RapidPLUS Xpress, RapidCBT and our Wireless Device Reference Design.


TECHNOLOGY TRANSFER FEES

We license our Java code generation technology and associated methodologies and practices to companies on a regional time-based basis. These license arrangements provide for license fees, as well as royalties from sales to our customers of products and services based on our technology.


PROFESSIONAL SERVICE FEES

Our technical services team generates revenue from MMI contract development, consulting and mentoring and training users of our products. Charges are based on price lists, specific contracts or per-period fees.


LIVEMANUALS DEVELOPMENT FEES

We sell our customers simulations of the customer's products for fees that depend on the complexity of the product and the simulation. Together with these simulations, we also offer our customers additional items such as electronic user manuals. We refer to these combined simulations and user manuals as LiveProducts or LiveManuals.


SUPPORT CONTRACTS FEES

With license agreements, customers typically purchase a one-year service agreement which provides them with customer support and enables them to receive periodic updates and new releases of the licensed products. The customer may elect to renew the agreement each year.


RUNTIME LICENSING FEES

We charge runtime license fees for our wireless device reference designs, and for our embedded Kernel. Code generated by RapidPLUS/Code requires the state machine Kernel to run in an embedded application. Typically we charge a fee for every state machine Kernel in a product sold. This method of charging is common in our industry. The fee is usually on a sliding scale based on volume.


RIGHT TO USE FEES

Customers who use RapidPLUS simulations over the web typically are required to pay us a fee for the right to use them. We charge these fees either on a one-time basis per each web-site on which the simulations are deployed or on an annual basis permitting unlimited use.

SALES AND MARKETING

Our sales are based on a global sales organization with a mixture of direct and indirect sales. We have subsidiaries, primarily engaged in sales and service, in the U.S., Japan and France. As part of our restructuring, which commenced in the second quarter of 2001, we significantly reduced our sales and marketing staff in the U.S. and Europe. Our U.S. staff had been primarily involved in the sales and marketing of LiveManuals and our LiveManuals.com web-site. As we have ceased to invest in the LiveManuals.com web-site, much of this staff was no longer required. We have redeployed our international sales force and assigned some of our staff involved in sales in Asia also to take responsibility for European sales.

We continue to have several distribution agreements in the U.S., Europe and Asia, on exclusive and non-exclusive bases. In 2002, we entered into agreements with Motorola Semiconductors HK Ltd. and with IXI Mobile (R&D) Ltd. providing them with various rights, including the right to resell RapidPLUS to customers who acquire their products or services. Distributors are supported and trained by our local and Israel-based personnel. In many cases we actively participate in the sale processes of our distributors. We seek to combine the expertise of our personnel and knowledge of the product and the target markets with the local distributor's knowledge and contacts with the local market, as well as their familiarity with the local business culture.

The following chart indicates sales by our principal distributors as percentages of our total revenues for the years ended January 31, 2001, 2002 and 2003:

NAME OF DISTRIBUTOR                               2000                    2001                       2002
--------------------------------------     -------------------     --------------------       -------------------
Kobe Steel.........................                5%                      15%                        -
Tatung.............................                -                       13%                        1%
Yamagata...........................                7%                       6%                       33%
Virtual Products International.....                -                        6%                        3%
Telelogic GmbH.....................                4%                       3%                        -
Nippon Systemware .................               28%                       1%                        8%
Simulis ...........................               11%                       -                         1%
Intus..............................                8%                       -                         -



The following table presents total revenues attributed to geographic information based on the location of the customers for the years ended January 31, 2001, 2002 and 2003 and long-lived assets as of January 31, 2001, 2002 and 2003:


                                2000                               2001                                2002
                 ---------------------------------  ----------------------------------  ----------------------------------
                     TOTAL           LONG-LIVED          TOTAL          LONG-LIVED           TOTAL          LONG-LIVED
                    REVENUES           ASSETS          REVENUES           ASSETS           REVENUES           ASSETS
                 ---------------   ---------------  ----------------  ----------------  ----------------  ----------------
                                                              (IN THOUSANDS)
 Israel........... $        70       $      1,045    $           55    $          780     $         240    $          469
 Japan............       4,255                 49             1,421                32             2,794                30
 Far East*........
                         1,367                  -             1,622                 -               649                 -
 U.S..............       2,725              1,130             1,258               252             1,297                35
 Europe...........       1,464                 43               680                14             1,240                 -
                 ---------------   ---------------  ----------------  ----------------  ----------------  ----------------
 Total........... $      9,881      $       2,267    $        5,036    $        1,078     $       6,220    $          534
                 ===============   ===============  ================  ================  ================  ================


*Excluding Japan.

The following chart represents our main customers, by percentage of revenues for the years ended January 31, 2001, 2002 and 2003:


CUSTOMER                                               2000                         2001                           2002
----------------------------------------     -------------------------     ------------------------       -----------------------
Kobe Steel ........................                     5%                           15%                            -
Tatung.............................                     -                            13%                            1%
Nippon Systemware..................                    28%                            1%                            8%
Simulis............................                    11%                            -                             1%
Yamagata ..........................                     7%                            6%                           33%


DEPENDENCE ON THIRD PARTY RIGHTS

We rely, and expect to continue to rely, on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of this software may be required to complete the development of products that we intend to offer in the future. We cannot assure you that these third-party providers will remain in business, that they will continue to support their technology or that their technology will otherwise be available to us on commercially reasonable terms.

COMPETITION

The wireless device MMI market is a competitive one. Our main competition comes from companies that sell the MMI as part of a wider suite of integrated products. Among these are semiconductor vendors who have their in-house MMI solution, such as Infineon, Agere and Skyworks. There are also companies that provide core software for wireless devices such as protocol stacks, that also provide an MMI solution. Most notable of these is TTPCom. Other competitors in this market are 3Glabs, which is targeted at the high-end of the market and WildSeed, which offers an integrated hardware/software MMI solution.

The embedded systems software development industry is highly competitive and is characterized by rapidly advancing technology. We believe that the principal competitive factors in this industry are technological innovation, functionality, reliability, service, reputation, pricing and the ability to provide integrated solutions.

In order to maintain and improve our position in the embedded industry, we believe we need to continue to enhance our existing products and to develop new products and applications and product and application extensions. We believe that the principal competition for our products comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have substantial internal programming resources with the capability to develop specific solutions for their needs. A decision to use our products may involve a fundamental shift in the software development process used by these companies. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc. Many of our existing and potential competitors have substantially greater financial, technical, marketing and sales resources than we do. Because we have derived most of our revenues from sales of and services related to the RapidPLUS family of products, the effects of competition are more intense than if we had a broader product offering. One of our competitors has alleged that certain features of our newly released RapidPLUS version 7 breach that party's copyright, a claim we believe to be of no merit. For a discussion of this matter, see "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

The Internet market is also highly competitive and is characterized by rapid technological change and intense competition. There are technologies currently available that compete with LiveProducts and which may prove to be difficult to compete with, such as Macromedia's Flash and ShockWave Director.

(C) ORGANIZATIONAL STRUCTURE

We have three wholly-owned subsidiaries:

      o e-SIM Inc., incorporated under the laws of the State of Delaware and responsible for sales, marketing and technical support in the U.S.;

      o e-SIM Japan Ltd., incorporated under the laws of Japan and responsible for sales, marketing and technical support in Japan; and

      o e-SIM Europe SARL, incorporated under the laws of France. This subsidiary suspended operations in July 2002.

(D) PROPERTY, PLANTS AND EQUIPMENT

We currently lease a facility of approximately 7,494 square feet in Teradion, Israel. The annual lease payment is approximately $23,000. The lease expires in December 2005.

Our headquarters and executive offices are located in a facility of approximately 5,745 square feet in Jerusalem, Israel. The annual lease payment is approximately $71,000. The lease expires in March 2006.

We have received a claim from the landlord of our former premises in Jerusalem demanding various lease and lease-related payments and claiming that we entered into an agreement to renew our lease. We consider these claims to be without merit. For a further discussion see "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

We decided to close our U.S. offices, as our U.S. employees currently work from home, and have subleased the facilities until the expiration of our lease period. The sublease arrangement does not cover the entire cost of the lease and we therefore still have monthly lease payments of approximately $2,000 per month until August 2003.

Our Japanese subsidiary utilizes approximately 435 square feet belonging to our customer Yamagata Printing Co. Ltd. in Tokyo, Japan under an agreement that expires in December 2003, for which it pays no rent but reimburses Yamagata Printing Co. Ltd. for all expenses incurred, which are approximately $3,500 per year. We believe that our current space is adequate for our current requirements and that additional space will be available upon reasonable terms, if needed.

(E) COMPANY RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE PRESENTLY NOT AWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO ARISE. OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE KNOWN OR UNKNOWN RISKS. WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY ADDRESS ANY OF THESE RISKS. IN THE EVENT THAT ONE OR MORE OF THE RISKS SET FORTH BELOW OCCURS, OUR SHARE PRICE COULD DECREASE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

We have future capital needs and the availability of additional financing is uncertain. As of June 30, 2003, we had cash and cash equivalents of $798,000, which represents an increase in our cash and cash equivalents of $627,000 as of January 31, 2003, and a significant decline from our cash and cash equivalents of $1.3 million as of January 31, 2002. These funds are held primarily in dollars, but also in NIS, Euros and Pounds Sterling. We believe that these funds, together with anticipated revenues from our operations (including collection of trade receivables and a convertible loan of $1 million received from Smithfield Investments B.V. in July 2003, as discussed below), will be sufficient to fund our anticipated operating expenses, interest payments and capital expenditures for at least the next twelve months and the payment of scheduled principal payments on our outstanding loans through July 2004. Our ability to generate revenues and manage costs as anticipated may be adversely affected by a variety of factors, including those discussed in this Company Risk Factors section. If we are unable to generate anticipated revenues from our operations, or if our operating expenses, interest payments or capital expenditures are higher than anticipated, we will be required to seek to raise additional funds through public or private debt or equity issuances. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us, if at all. If this additional financing is not available when needed our business will be adversely affected, we may not be able to continue operations and we may be forced to pursue a sale of the company or a substantial part of our assets on terms, which if available at all, may not be attractive to our shareholders.

In August 2002, we entered into agreements with specified banks amending certain provisions of our prior agreements with these banks, including providing us with an aggregate of $4.2 million of short-term and convertible loans and extending the scheduled maturity of the loans. Pursuant to the amended terms, we have made monthly payments of principal and interest of the loans in an aggregate of $70,000 per month (subject to increase if our revenues exceed certain specified amounts). The unpaid balance of the loans (approximately $3.5 million) was to become due on August 31, 2003. In July 2003, the banks extended the scheduled maturity of the loans to August 31, 2004 and we have agreed to increase our minimum monthly payments of principal and interest to $80,000 per month (subject to increase if our revenues exceed certain specified amounts) and to grant these banks liens on our right to receive revenues pursuant to agreements with two major customers. The banks can demand payment of the loans prior to the maturity date upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events that the banks believe harm or might harm our ability to perform our obligations under the loan agreements.

In August 2002, we entered into an agreement with Gibralt Holdings Ltd., or Gibralt, a party controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg, our chairman, chief executive officer and one of our major shareholders. Under the terms of the agreement, Gibralt agreed to lend us an aggregate of $950,000 at an annual interest rate of 6% maturing on February 28, 2003. We have repaid $760,000 of the loan to Gibralt. Pursuant to the agreement, $190,000 of aggregate principal amount of the loan was not repaid. Gibralt has the right to convert this outstanding principal amount into our ordinary shares at the price per share of $0.14 for a period of five years from the date of the loan agreement. Because Gibralt is considered a related party and the transaction involves a conversion right of a portion of the loan, the transaction is subject to approval by our audit committee, board of directors and shareholders. Although the transaction was properly approved by our audit committee and board of directors, it is still pending shareholder approval. We plan to submit the transaction for shareholder approval at our next general meeting of shareholders. We cannot assure you that the transaction will be approved. If our shareholders do not approve the transaction, we will be required to repay the balance of the loan amounting to $190,000 in cash.

In July 2003, we entered into a convertible loan agreement with Smithfield Investments B.V., or Smithfield, an entity controlled by Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, pursuant to which Smithfield agreed to lend us an aggregate of $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield may convert the principal amount on the loan into our ordinary shares at a price per share of $0.18. In addition, if Smithfield elects to convert the entire loan amount into our ordinary shares, it will receive a warrant to purchase $3,000,000 worth of our ordinary shares at an exercise price per share of $0.54. According to the terms of the convertible loan agreement, we will have the right to compel Smithfield to convert the loan in its entirety into our ordinary shares if we consummate an equity investment of at least $1 million. The transaction was approved by our board of directors and audit committee and is subject to shareholder approval. The transaction also requires shareholder approval for an increase in our authorized share capital. We plan to submit the transaction and the increase in our authorized share capital for shareholder approval at our next general meeting of shareholders. We cannot assure you the transaction or the increase in share capital will be approved. However, Smithfield has agreed that if our shareholders do not approve this transaction or the increase in share capital, it will provide the amount of the investment as a loan, if failure to provide it would affect our ability to continue operations as a going concern.

We do not anticipate that we will have sufficient cash on hand to make the principal payment of $2,866,000 that will be due on our outstanding short-term and convertible bank loans on August 31, 2004. As a result, prior to that maturity date we will need to negotiate new terms with the existing bank lenders to extend the maturity of the loans or obtain new debt or equity financing from an alternative source to finance or repay our existing loans. We cannot assure you that the banks will agree to any extension of the maturity of the loans, if requested to do so, or what the terms of any such extension may be. We also cannot assure you that any new debt or equity financing will be available if we are required to refinance or repay the existing loans, or what the terms of any such new financing will be. If the outstanding loans are not extended, refinanced or repaid, our business will be adversely affected, we may not be able to continue operations and we may be forced to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be attractive to our shareholders.

If additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares.

We have a history of losses and may not achieve profitability. We began operations in 1991 as a software consulting company and began commercial shipment of our initial Rapid software products in 1994. We incurred significant operating and net losses in every fiscal year since our inception and we may continue to incur losses in the future. Although our revenues have grown from approximately $991,891 in 1995 to $9.9 million in 2000, we suffered a decline in revenues of 49.1% to $5.0 million in 2001. However, in 2002 our revenues increased to $6.2 million, a 24% increase compared with 2001. In spite of this increase in revenues, we have an accumulated deficit of $37.8 million at the end of 2002. Our net losses in 2002 were $1.7 million, which represents a decrease of 81% compared with net losses of $9.0 in 2001.

Despite continuing expense reduction measures, our operating expenses may not decrease as rapidly as anticipated. As a result, net cash outflows and net operating losses may continue for the near term. If our sales do not increase or if our expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase it on a quarterly or annual basis. We may not be able to sustain our revenue growth, expand our business properly or achieve profitability.

Our future prospects should be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving industries. These risks include establishing and increasing market acceptance of our products and systems, responding effectively to competitive pressures, offering high quality customer service and support, introducing, on a timely basis, advanced versions of, and enhancements to, our existing products and successfully marketing and supporting these advanced versions and enhancements. We cannot assure you that we will be able to satisfactorily address these risks.

We expect to continue to incur operating losses in 2003 and may continue to incur operating losses thereafter. Our revenues may not grow sufficiently to enable us to achieve or sustain profitability.

The recent outbreak of SARS in the Asia-Pacific region and its continued spread could harm sales of our products. The recent outbreak of severe acute respiratory syndrome, or SARS, that began in the Asia-Pacific Region may have a negative impact on our business. Our business may be affected by a number of

SARS-related factors, including, but not limited to, disruptions in the operations of our distributors, customers and their partners, reduced sales in certain markets, and increased costs related to conducting our business abroad. If this or any other factor hinders our ability to sell our products or provide our support services to our customers, there could be a significant disruption in our business. Any such disruption could adversely affect our business, financial condition and results of operations.

Our customers' markets are currently experiencing a prolonged and severe downturn. The global economic slowdown has had a particularly severe impact on certain of our customers' markets, including in particular the Internet, telecommunications and consumer electronics markets. Due to these adverse market conditions, we have experienced diminished business opportunities and decreased sales. In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response, as well as the current situation in Iraq, have had, and may continue to have, a negative effect on the global economy and our business and customers. Any similar acts of violence or war may further negatively affect our business environment, revenues and profitability and could also result in a disruption of our business or the businesses of our customers. A continuation of this economic trend and the continued global tightening of capital markets will affect the demand for our products and services in the future and could have a significant negative impact on our revenues and the price of our shares.

If we fail to timely complete the development and introduction of new products, our results of operations may suffer. Growth in our sales and revenues is dependent, to a significant extent, upon the commercial success and market acceptance of our products. To this end, we are involved in the development and introduction of new products and applications and advanced versions and enhancements to our existing products. A number of risks are inherent in this process, and we may not successfully complete the development or introduction of these products and applications. The development of new technologies and products is complex and uncertain, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams within our company, our customers and outside suppliers of key components. These factors may result in a failure to introduce new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, if at all. If we fail to timely complete the development and introduction of new products and applications, and advanced versions of, and enhancements to, our existing products, our results of operations may suffer.

We may not satisfy the requirements for quotation on the OTC Bulletin Board Service. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over the counter market, or the OTCBB. If we cannot satisfy OTCBB's requirements for quotation, it may remove our ordinary shares from its service. To continue to be quoted on the OTCBB, among other things, we must remain current in our filings with the Securities and Exchange Commission, referred to as the Commission, or other regulatory bodies and must have a market maker for our stock. We cannot assure you that we will continue to satisfy these or other quotation requirements in the future. If this occurs, our ordinary shares may be removed from the OTCBB and trading in the ordinary shares may be conducted on "Pink Sheets Electronic Quotation Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares and the prices of our ordinary shares may be lower than those that might otherwise be available through the OTCBB.

We have effected a major restructuring of our corporate activities which may adversely affect our business. In the second half of 2001 and first quarter of 2002, we effected a major restructuring of our corporate activities. As part of this restructuring, we merged our Software Tools Division and LiveProducts Division, closed offices in the U.S., France and Sweden and relocated our Japanese office to a customer's facilities. We reduced our staff in all categories, particularly from the former LiveProducts division, whose sales and marketing department was eliminated entirely and whose responsibilities were taken over by other existing staff. In addition, we reduced significantly our research and development department. Although the restructuring has led to a significant costs saving, such that our total operating costs for 2002 were $5.7 million compared to $11.4 million for 2001 and our gross revenue increased to $6.2 million in 2002, compared with $5.0 million in 2001, the reduction in staff may limit our ability to market our existing products, take advantage of market opportunities or develop and market new products in the future.

We have significant fluctuations in our business and our results of operations are unpredictable. We have experienced, and expect to continue to experience, significant quarterly and annual variations in our results of operations. These variations in our results of operations may make it difficult for investors to make reliable period-to-period comparisons of our performance or predictions as to our future performance and may contribute to volatility in our share price.

These variations result from a variety of factors, including:

      o     the strength of the market for technology products generally;

      o the timing, composition and size of orders from our customers (which may be impacted by a variety of factors affecting our customers and not directly related to our products and services);

      o     the market acceptance of our products;

      o the various types of distribution channels we employ, including direct sales and sales through distributors;

      o the timing of new enhancement or product announcements by us and our competitors;

      o our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and in a cost effective manner;

      o     our ability to offer new products at competitive prices;

      o     our ability to anticipate customer needs and demand; and

      o currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate.

Moreover, our revenues in each quarter are derived primarily from a fairly small number of large orders, some of which are from new customers. For example, in the second quarter of 2003, 40% of revenues were derived from one order. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Because large orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for a particular quarter may reach levels that may not be sustained in subsequent quarters. Consequently, our inability to obtain large orders from our customers or delays in the shipment of, or payment for, any such order could significantly impact our quarterly results.

For these reasons, you should not rely on period-to-period comparisons of our financial results to predict our future performance. Our future results of operations may fall below the expectations of our investors, which would likely cause the trading price of our ordinary shares to decline. Our expense levels are based, in part, on our expectations of future revenues. If our revenues are below expectations, our results of operations are likely to be adversely affected. Net income may decline due to decreased revenues because we may not be able to promptly reduce expenses correspondingly to the decrease in revenues. In light of the above, we believe that our business activity and results of operations in any quarter are not necessarily indicative of any longer trends in our business and it may be difficult for investors to evaluate our prospects.

We are subject to risks of technological change and need to develop new products and applications and new versions of, and enhancements to, our existing products. The market for our products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. To succeed, we must:

      o anticipate changes in the market for our products and customer expectations;

      o     meet changing and increasing customer expectations;

      o     continue to enhance our existing products;

      o develop and introduce in a timely manner new products and applications and new versions of, and enhancements to, our existing products incorporating technological advances; and

      o     comply with emerging industry standards.

Our products may become obsolete if we fail to successfully anticipate or react to change. To the extent that one or more of our current or new competitors introduces products that more effectively address customer needs, our business, financial condition and results of operations could be materially adversely affected. In addition, negative reviews of our new or existing products in industry publications could have a material adverse effect on our sales.

As part of our corporate restructuring, we reduced our research and development expenses during 2001 and the first quarter of 2002 by approximately 50%. So far these cutbacks have not adversely affected our ability to introduce new products and applications and new versions of, and enhancements to, our existing products and the timing of their introduction. However, we cannot assure you that the reduction of research and development costs will not affect our future revenues and our ability to compete in the markets in which we operate in the future. We have decided not to proceed with the development of a new product designed to be a completely new version of our RapidPLUS toolset and, instead, have relied upon the knowledge gained in the course of development to introduce new modules and versions of our existing RapidPLUS product. Although we believe this is a prudent and cost-effective approach to advancing the development of our products, we cannot be sure that these new modules and versions will gain market acceptance.

In the past, we have, on occasion, experienced delays in the release of new products and product enhancements, including new modules. If we are unable to successfully develop and introduce new products and applications and new versions of, and enhancements to, our existing products in a timely manner in response to changing market conditions or customer requirements, our business, financial condition and results of operations would be materially adversely affected.

We depend on certain key personnel. Our future performance depends, to a significant extent, upon the continued service of our key technical, development and management personnel. The loss of the services of certain of these individuals would have a material adverse effect on our results. None of our employees has a long-term employment contract. Our future success also depends on our ability to continue to attract, train and retain highly qualified technical sales and marketing personnel and we cannot assure you that we can attract, train or retain such personnel. If we are unable to hire and integrate such personnel on a timely basis in the future, our business, financial condition and results of operations could be materially adversely affected.

We are subject to competition. The wireless device MMI market and the embedded systems software development industry are both highly competitive and characterized by rapidly advancing technology. We expect competition to increase in the future. We believe that the principal competitive factors in this industry are technological innovation, functionality, reliability, service, reputation, pricing and the ability to provide integrated solutions.

In order to maintain and improve our position in both the wireless device MMI market and the embedded industry, we must continue to enhance our existing products and to develop new products and applications and product and application extensions. In our restructuring, we have reduced the number of employees engaged in research and development. This reduction may adversely affect our ability to compete with our competitors by introducing to the market new products and applications and new versions of, and enhancements to, or existing products in a timely manner or at all.

We believe that the main competition in the wireless device MMI market is from companies that sell the MMI as part of a wider suite of integrated products. Among these are semiconductor vendors who have their in-house MMI solution, such as Infineon, Agere and Skyworks. Other competitors are companies that provide core software for wireless devices such as protocol stacks, that also provide an MMI solution. Most notable of these is TTPCom. Additional competition in this market comes from 3Glabs, targeted at the high-end of the market, and WildSeed, who offer an integrated hardware/software MMI solution.

We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have substantial internal programming resources with the capability to develop specific solutions for their needs. A decision to use our products may involve a fundamental shift in the software development process used by these companies. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc.

Many of our existing and potential competitors have substantially greater financial, technical, marketing and sales resources than we do. Because we have derived most of our revenues from sales of and services related to the RapidPLUS family of products, the effects of competition could be more adverse than if we had a broader product offering.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than we do. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than us. We expect to face increasing competitive pressures from both current and future competitors.

The Internet market is also highly competitive and is characterized by rapid technological change and intense competition. There are technologies currently available that compete with LiveProducts and which may prove to be difficult to compete with, such as Macromedia's Flash and ShockWave Director. We cannot assure you that our current and potential competitors, will not develop products that may be more effective than our current or future products or that our technologies and products will not be rendered obsolete by such developments.

Competitive pressures in our markets could cause us to reduce the prices of our products, which would result in reduced profit margins. We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We cannot assure you that we will have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully against our current and future competitors. If we fail to compete successfully, our business, financial condition and results of operations would be materially adversely affected.

We are subject to certain risks relating to sales and distribution, and we are dependent on a limited number of distributors. Although we are developing further distribution channels through third parties, we continue to rely principally on our direct sales and marketing force. Our marketing strategy includes sales through distributors as well as direct sales by our own sales force. As of June 30, 2003, we had 10 direct sales and marketing employees, a

63% reduction in sales and marketing staff since we began our restructuring in the second quarter of 2001. We cannot assure you that our reduced sales force will be sufficient to effectively support our anticipated business or that our sales and marketing organization will successfully compete against the more extensive and well-funded sales and marketing organizations of many of our current and future competitors.

In addition to our direct sales force, we rely on sales by our distributors. In 2000, sales to Nippon Systemware in Japan, Simulis Inc. in the U.S. and Intus Technologies Co. in South Korea accounted for approximately 28%, 11% and 8%, of our revenues, respectively. In 2001, sales to Kobe Steel Co. Ltd. and Yamagata in Japan, and to Tatung Co. in Taiwan and Virtual Products International, Inc., or VPI, in South Korea, accounted for approximately 15%, 13%, 6% and 6% of our revenues, respectively. In 2002 sales to Yamagata and NSW accounted for approximately 33% and 8% of our revenue, respectively. We cannot assure you that these distributors will satisfy any minimum purchase obligations they may have in the future or renew their agreements with us. We cannot assure you that we will be able to attract other third parties that will be able to market our products effectively and provide timely and cost-effective customer support and service. Some of our arrangements with our distributors and resellers do not contain minimum purchase requirements, and certain of these distributors and resellers may carry competing product offerings. Moreover, we cannot assure you that any distributor or reseller will continue to distribute or resell our products. The inability to recruit, or the loss of, important sales personnel, distributors or resellers could have a material adverse effect on our business, financial condition and results of operations. If anticipated orders from distributors and resellers fail to materialize, our business, operating results and financial condition will be materially adversely affected.

Additionally, our sales and marketing efforts could be adversely affected by changes in the financial condition of our distributors and agents, or by other changes to their respective businesses or markets.

We have risks associated with international sales. A key component of our strategy is to continue to expand operations in existing international markets outside of Israel, and to enter new international markets. Substantially all of our sales have been made and are expected to continue to be made, directly or indirectly, in the international markets, with sales in the U.S., Japan, the Far East (excluding Japan) and Europe representing 20.9%, 44.9%, 10.5% and 20%, respectively, of our total revenue for 2002; 25.0%, 60.4% and 13.5%, respectively, of our total revenues for 2001; and 27.6%, 56.9% and 14.8%, respectively, of our total revenues for 2000. We currently maintain direct sales and service offices or personnel in the U.S. and Japan and have distributors and resellers in Europe and the Far East. A substantial portion of our sales has been made, and is expected to continue to be made, in the U.S., the Far East and Europe, although the relative amount of sales in each of these markets is expected to change. For additional information see note 13b to our consolidated financial statements, included elsewhere in this annual report.

There are certain risks inherent in doing business in international markets, including:

      o     difficulties in collecting accounts receivable;

      o     foreign currency risks;

      o     financial and political instability;

      o     longer payment cycles.

      o     lack of acceptance of products not adapted for the local market;

      o     cultural differences in the conduct of business;

      o     difficulties in staffing and managing foreign operations;

      o     withholding taxes restricting the repatriation of earnings;

      o     unexpected changes in regulatory requirements;

      o     burdens of complying with a wide variety of foreign laws; and

      o     tariffs and other trade barriers.

Any of these factors could adversely affect the success of our international operations. In some markets, adaptation of our products to the local culture, language and requirements is critical for local market acceptance of our products and market penetration. We may incur substantial costs and experience delays in adapting our products for local markets, and we cannot assure you that any adapted product will achieve market acceptance or generate significant revenues. We cannot assure you that one or more of these factors will not have a material adverse effect on our business, financial condition and results of operations.

Our business and financial condition could be negatively impacted by the financial instability of our customers. We sell our products and provide services to wireless device platform solutions vendors, embedded systems manufacturers and distributors located around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business and financial condition.


We have risks relating to the long sales cycle for our Rapid products. A decision to use our Rapid products often entails a fundamental change in a customer's product engineering methods, and replacement of all or a significant part of a customer's in-house solutions. Consequently, we devote significant marketing efforts to educating potential customers about the benefits of adopting the Rapid methodology. In addition, using RapidPLUS/CODE (the code generation module of our RapidPLUS product) involves taking a risk of embedding machine-generated code in the embedded product. Consequently, customers need to be confident that the generated code functions correctly and efficiently. In light of the need to educate a customer about the benefits of the Rapid products, convince customers of the reliability of our code generation capability, the critical role software development plays in the customer's business and the significant costs involved in implementing our products on a large scale within that business, our sales cycle is relatively long, typically approximately six months for a large order to a new customer. Because of this, we are often required to devote more time to, and spend more money on, marketing our products than would be necessary if sales were made more quickly. We cannot assure you that any sales will result from our extensive sales and marketing efforts. Moreover, any significant marketing expenses that we incur before we receive any revenues generated as a result of these efforts, could have a material adverse effect on our business, financial condition and results of operations. The length of the sales cycles may continue to increase in light of the more conservative spending by many customers and potential customers due to current market conditions.

We are subject to risks of product defects as well as other potential liability. As a result of their complexity, software products, including those we develop and market, may contain undetected errors or compatibility problems, particularly when first introduced or when new versions of, and enhancement to, our existing products are released. We cannot assure you that errors will not be found in new products or applications or in new versions of, or enhancements to, our existing products after they have been shipped, despite our testing as well as the testing and use by current and potential customers. These errors could result in the loss of, or delay in, market acceptance of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The increasing use of our products for applications in markets where the failure of our products could cause substantial property damage or personal injury could subject us to significant product liability claims. In addition, our products may be used for applications in mission-critical business systems where the failure of our products could result in substantial economic loss. Our license and other agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. However, the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. Although we have not experienced any product liability or economic loss claims to date, the conduct of our business entails the risk of such claims. We carry insurance against product liability risks and errors or omissions coverage, although we cannot assure you that insurance coverage will continue to be available to us on commercially reasonable terms or at all.

A product liability claim or claim for economic loss brought against us in excess of, or outside the limits of, our insurance coverage, or a product recall involving our software, could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain proprietary technology. Our success is dependent, to a significant extent, upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, together with non-disclosure and other contractual confidentiality procedures, which provide only limited protection. In addition, we have filed patent applications, most of which are currently pending, in Israel, the U.S., Europe, India, Japan, Hong Kong, South Korea, Canada, China and Taiwan in respect of certain aspects of our core technology, and intend to file additional applications in certain other countries. We cannot assure you that these patents will be issued or that if issued, these patents will not be challenged or invalidated, or be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants, distributors and development partners that limit access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized parties to copy our products or to reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States or Israel. We cannot assure you that our efforts to protect our proprietary rights will be adequate nor that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business. Third parties have in the past asserted against us, and may in the future assert against us, infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For instance, recently, one of our competitors has alleged that certain features of our newly released RapidPLUS version 7 breach that party's copyright, a claim we believe to be without merit. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patents, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses to a third party's intellectual property rights. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

We depend on third-party proprietary technology. We rely, and expect to continue to rely, on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of this software may be required to complete the development of products that we intend to offer in the future. We cannot assure you that these third-party providers will remain in business, that they will continue to support their technology or that their technology will otherwise be available to us on commercially reasonable terms. The loss of, or inability to, maintain or obtain any of these software licenses could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with our products. Any such delay or cancellation could have a material adverse affect on our business, financial condition and results of operations.

For certain of our customers, we provide hosting services on our LiveManuals.com web-site. Capacity constraints and system failures could damage our reputation for reliability in providing these services. Our ability to perform properly requires that we have adequate capacity in our computer systems to handle the traffic on our web-site. We have designed our systems to be scalable. However, if the number of users of our service increases substantially or the demand is not as anticipated, we will need to significantly expand and upgrade our technology and network infrastructure. We do not know whether we will be able to predict accurately the rate or timing of these increases or changes in demand or to expand and upgrade our systems and infrastructure to accommodate them in a timely manner. If our systems cannot be expanded or upgraded as required, we could experience unexpected disruptions in service, slower response times, decreased customer service and customer satisfaction and delays in the introduction of new products and services. Any of these problems could impair our reputation, damage our brand name and cause our revenues to decrease. Our ability to provide high-quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our web-site service could experience periodic system interruptions. Any system failure that causes an interruption in service or decreases the responsiveness of our web-site could impair our reputation, damage our brand name, cause our revenues to decrease and could adversely affect our business, financial condition and results of operations.

We may pursue acquisitions that present risks and that may not be successful. In the future, we may pursue acquisitions to enhance our technology and diversify our product and service offerings and customer base or for other strategic purposes. We have a limited history of making acquisitions and we cannot be certain that any future acquisitions will be successful. In March 2000, we entered into a letter of intent with a company, referred to as the subject company, that engaged in the development of technology complementary to our LiveProducts business, with respect to a possible acquisition of the subject company by us in exchange for a certain number of our ordinary shares. As part of the letter of intent, we invested $1 million, in exchange for approximately 2.75% of the outstanding capital stock of the subject company and received a two-year license for the subject company's technology. In addition, we extended loans to the subject company of approximately $149,000. To date, the subject company has not repaid these loans as required by their terms. Additionally, in light of the general global decline in valuation of high technology companies, and the prospects of the subject company in particular, we believe that none of our investment is now recoverable. As a result, we wrote off $730,000 of the investment in 2000 and in 2001 decided to write off the balance of our investment and loan in the amount of $426,000. For additional information concerning this investment and loan see note 2e to our consolidated financial statements, included elsewhere in this annual report.

We may be liable for information displayed on and communicated through our web-sites. We may be subject to claims for defamation, negligence, copyright or trademark infringement or based on other theories of liability relating to the information that we publish on our web-sites. These claims have been brought against online companies as well as print publications in the past. Based on hyperlinks that we provide to other web-sites, we may also be subjected to claims based upon online content that we do not control but that is accessible from our web-site. Any costs incurred as a result of liability or asserted liability for such claims could damage our brand, reputation, business, financial condition and results of operations.

Inflation and currency fluctuations may adversely affect our results. We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

Most of our sales are made in dollars and we incur substantial expenses in dollars and NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was 3.1% in 2001 and 5.5% in 2002 and the deflation rate was 0.1% in 2000. At the same time, the devaluation of the NIS against the dollar was 1.4% in 2000, 11.2% in 2001 and 4.6% in 2002.

As a result of the devaluation of the dollar against the NIS exceeding the inflation rate, we experienced a decrease in the dollar costs of our operations in Israel in 2000, 2001 and 2002, primarily because substantially all our revenues are received in dollars and salaries in Israel are paid in NIS and are not directly linked to the rate of inflation. However, these fluctuations did not materially affect our results of operations.

In recent years, the Israeli Government's monetary policy contributed to relative price and exchange rate stability despite fluctuating rates of economic growth. However, in the last month of 2001 and throughout the first half of 2002, there was a significant devaluation of the NIS and an increase in inflation, while in the first half of 2003, there was a significant revaluation of the NIS and a decrease in the rate of inflation. We cannot assure you that the Israeli Government will be successful in its efforts to keep prices and exchange rates relatively stable. We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

The price of our ordinary shares is highly volatile. The trading price of our ordinary shares fluctuates significantly. For example, the price of our ordinary shares in our initial public offering in July 1998 was $7.00. Our share price has been as low as $0.07 per share in October 2002 and as high as $38 per share in March 2000. In the last twelve months, we have experienced a drop in trading volume, which has increased the volatility of the trading price of our shares.

Prices of our ordinary shares may fluctuate in response to a number of events and factors, including:

      o     quarterly variations in our results of operations;

      o     changes in our operating expense level or losses;

      o     performance of technology companies generally;

      o new products, services and strategic developments by us or our competitors;

      o     announcements of innovations;

      o changes in financial estimates and recommendations by securities analysts with respect to our Company, companies engaged in similar business or technology companies generally;

      o general stock market conditions, particularly with respect to technology companies; and

      o general conditions of the economies of the countries in which we do business.

Any of these events may cause our share price to fall, which may adversely affect our business and financing opportunities.

In addition, global stock markets have recently experienced and may continue to experience significant price decreases and price and volume fluctuations which have particularly affected the market prices of the stocks of high technology companies, Internet-related companies and Israeli companies, including ourselves.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. We believe we were not a PFIC for our fiscal year ended January 31, 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we cannot assure you that we will not become a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10.E "Additional Information-Taxation-United States Federal Income Tax Considerations." U.S. shareholders are urged to consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We are located in the State of Israel, which entails various special risks. We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although virtually all of our sales are currently made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

We benefit from programs sponsored by the Government of Israel for the support of research and development and marketing, as well as favorable tax rates available to "Approved Enterprises" in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including reaching certain revenue and export levels. If we fail to meet these conditions in the future, we could be required to refund tax benefits that we expect to receive. In addition, the Government of Israel has reduced the benefits available under a number of government sponsored programs and has indicated its intention to further reduce benefits in the future.

The termination or adverse modification of these programs or our inability to take advantage of them would cause the costs of our operations in Israel to materially increase and result in an adverse effect on the results of our operations as a whole. To the extent that we increase our activities outside of Israel, which could result from, among other things, future acquisitions, these increased activities generally will not be eligible for benefit programs sponsored by the State of Israel. Accordingly, the effective cost of our future research and development activities in particular, and our operations in general, could significantly increase.

Additionally, Israeli adult male citizens and permanent residents through the age of 48 are obligated to perform up to 39 days of military reserve duty annually. Some of our officers and employees are currently obligated to perform annual reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. Although we have operated without any material disruption under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We are subject to risks associated with joint development projects. In the past we have joined other companies in joint development projects, and we may continue to do so in the future. We undertake certain risks when we enter these joint development projects. These risks include:

      o loss of control over the development of aspects of the jointly developed product;

      o loss of control over timing of any module/product introduction and availability; and

      o disputes concerning rights with respect to any technology used or developed in the joint development process.

In addition, our joint development activities may not result in new products or enhancements and any products or enhancements developed may not be commercially successful.

We have risks associated with revenues based on royalties. As a result of our new emphasis on runtime license fees, we expect to derive an increasing percentage of our revenues from such fees in the future, rather than from the sale of Rapid PLUS licenses. As a result, we will be increasingly dependant on the sale by our customers of their own products that incorporate our kernels for our revenues. This business model relies upon our customers' volume of sales and on their promptness in paying royalties to us, may delay recognition and receipt of revenues, which may adversely affect our profitability and financial position.

Concentration of Share Ownership. As of July 31, 2003, our directors, executive officers and principal shareholders and their affiliates beneficially owned approximately 72% of our outstanding ordinary shares. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control in us. See "Item 7 -- Major Shareholders and Related Party Transactions."

Provisions of Israeli Law could delay, prevent or make difficult a change of control and therefore depress the price of our shares. The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.

Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. The described restrictions could prevent or make more difficult an acquisition of our company, which could depress our share price.

Also, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

It may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this annual report, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors. We are incorporated in Israel. Most of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of the assets of these persons are located outside the United States. It may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws in an Israeli court or to effect service of process upon these persons. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

                                     ITEM 5


                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in conformity with U.S. GAAP. Under U.S. GAAP, when more than one accounting method or policy or its application is generally accepted, our management selects the accounting method or policy that it believes to be most appropriate in the specific circumstances. Our management considers some of these accounting policies as critical. A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management's most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in note 2 to our consolidated financial statements, included elsewhere in this annual report, we believe the following accounting policies to be critical:

Revenue recognition

We derive our revenues from license fees for our products, technology transfer fees from licensing our Java code generation technology, training fees, mentoring and consulting fees, support fees, runtime licensing fees, and right to use fees derived from ordinary use of the RapidPLUS simulations over the web. We sell our products primarily through our direct sales force or indirectly through resellers, who are considered end-users. We also generate revenues by providing full-product simulations for delivery over the Internet and Intranet, and from fees derived from the use of these simulations.

We implement Statement of Position, or SOP, 97-2, "Software Revenue Recognition," as amended. Revenues from software arrangements are recognized upon delivery of the product, when no future obligation exists, collection is probable, the product fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We have also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. Our Vendor Specific Objective Evidence, also known as VSOE, used to allocate the sales price to maintenance, support, consulting services, including implementation, and training, is based on the renewal ratio of such services and the price charged when these elements are sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. We do not grant our customers a right of return.

Maintenance and support revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

We are entitled to royalties for licensing certain of our software tools. Revenues from royalties are recognized when such royalties are reported to us or in a lump sum following a buyout agreement whereby a customer pays an overall agreed amount instead of royalties on a per item or per use basis.

Revenues from consulting services, implementation, and training included in multiple element arrangement are recognized at the time such services are rendered.

Revenues from product simulations are recognized based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts," using contract accounting on a percentage of completion method, on the basis of units of work completed. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss for the entire contract. As of January 31, 2003, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

We are entitled to usage fees upon licensing of the product simulation to end users. Revenues from usage fees are recognized when such revenues are reported to us or at such time when a buyout agreement is signed with the end customer.

In contracts in which acceptance by the customer of particular aspects of the transaction is required, we defer revenues dependant upon such acceptance until the acceptance is confirmed.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.


Allowance for doubtful accounts and provision for bad debts.

We continuously monitor collection and payment from our customers and maintain allowances for doubtful accounts and for estimated losses resulting from the inability of our customers to make required payments. We have provided for these allowances based on assumptions relating to the financial condition of our customers in accordance with our management's estimates and historical experience, plus an additional general reserve of 3%. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, the extent of which is inherently uncertain. Our trade receivables are mainly derived from sales to customers located primarily in the United States, the Far East and Europe. We perform ongoing credit evaluation of our customers.

We generally do not require collateral; however, in certain circumstances, we may require letters of credit, other collateral or additional guarantees.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification has no effect on previously reported net losses, shareholder's equity or cash flows.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restructuring

Note 1c to our consolidated financial statements, included elsewhere in this annual report, describes restructuring charges which we recorded in 2002 in connection with cost reduction initiatives that we implemented in response to the decline in revenues which we experienced during 2001. Although we do not anticipate significant changes, the actual costs may differ from these estimates. In addition, in the event that adverse conditions continue to prevail, generally in our industry or particularly with respect to our business, we may be required to implement further restructuring measures which may require additional restructuring charges. We are not currently able to determine whether or to what extent additional charges may be required.

Contingencies

We are, from time to time, subject to proceedings and other claims related to vendors and other matters. We are required to assess the likelihood of any outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

RESULT OF OPERATIONS

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations for the most recent three years:

                                                                                YEAR ENDED JANUARY 31,
                                                          --------------------------------------------------------------------
                                                                 2001                    2002                     2003
                                                          -------------------     --------------------     -------------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
Products................................................  $           6,818       $           3,031        $           3,304
Services................................................              3,063                   2,005                    2,916
                                                          -------------------     --------------------     -------------------

.........................................................              9,881                   5,036                    6,220
                                                          -------------------     --------------------     -------------------
Cost of revenues:
Products................................................                383                     169                      267
Services................................................              1,735                   1,776                    1,663
                                                          -------------------     --------------------     -------------------

.........................................................              2,118                   1,945                    1,930
                                                          -------------------     --------------------     -------------------

Gross profit............................................              7,763                   3,091                    4,290
                                                          -------------------     --------------------     -------------------

Operating expenses and costs:
Product development ....................................              2,475                       -                        -
Web-site development ...................................                800                       -                        -
   Research and development, net........................              2,774                   2,610                    1,464
   Selling , marketing, general and administrative,
    net ................................................              8,751                   7,854                    4,261
   Restructuring and impairment of
     web-site development...............................                  -                     910                        -
                                                          -------------------     --------------------     -------------------

Total operating expenses................................             14,800                  11,374                    5,725
                                                          -------------------     --------------------     -------------------

Operating loss..........................................              7,037                   8,283                    1,435
Financial expenses (income), net .......................               (230)                    210                      (9)
Other expenses, net.....................................                730                     426                       94
                                                          -------------------     --------------------     -------------------

Loss before taxes on income.............................              7,537                   8,919                    1,520
Taxes on income.........................................                 56                      62                      199
                                                          -------------------     --------------------     -------------------

Net loss ...............................................  $           7,593       $           8,981       $            1,719
                                                          ===================     ====================     ===================

Basic and diluted net loss per share....................  $            0.65       $            0.77       $             0.15
                                                          ===================     ====================     ===================

Weighted average number of shares used in
   computing basic and diluted net loss per share.......             11,643                  11,663                   11,665
                                                          ===================     ====================     ===================

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations as percentages of our revenues for the most recent three years:

                                                                                YEAR ENDED JANUARY 31,
                                                        --------------------------------------------------------------------
                                                               2001                     2002                    2003
                                                        -------------------      -------------------     -------------------
Revenues:
Products............................................                 69.0%                    60.2%                   53.1%
   Services.........................................                 31.0%                    39.8%                   46.9%
                                                        -------------------      -------------------     -------------------

                                                                    100.0%                   100.0%                  100.0%
                                                        -------------------      -------------------     -------------------
Cost of revenues:
Products............................................                  3.9%                     3.4%                    4.3%
   Services.........................................                 17.6%                    35.2%                   26.7%
                                                        -------------------      -------------------     -------------------

                                                                     21.5%                    38.6%                   31.0%
                                                        -------------------      -------------------     -------------------

Gross profit........................................                 78.5%                    61.4%                     69%
                                                        -------------------      -------------------     -------------------

Operating expenses and costs:
   Product development .............................                 25.0%                        -                       -
   Web-site development ............................                  8.1%                        -                       -
   Research and development, net ...................                 28.1%                    51.8%                   23.5%
   Selling, marketing, general and
    administrative, net ............................                 88.6%                     156%                   68.5%
   Restructuring and impairment of
     web-site development ..........................                     -                    18.1%                       -
                                                        -------------------      -------------------     -------------------

Total operating expenses............................                149.8%                   225.9%                     92%
                                                        -------------------      -------------------     -------------------

Operating loss......................................                 71.3%                   164.5%                     23%
Financial expenses (income), net ...................                 (2.3%)                    4.2%                   (0.1%)
Other expenses, net.................................                  7.4%                     8.4%                    1.5%
                                                        -------------------      -------------------     -------------------

Loss before taxes on income ........................                 76.4%                   177.1%                   24.4%
Taxes on income.....................................                  0.6%                    1.23%                    3.2%
                                                        -------------------      -------------------     -------------------
Net loss ...........................................                   77%                   178.3%                   27.6%
                                                        ===================      ===================     ===================

2002 COMPARED WITH 2001

Revenues. Revenues increased 24% to $6.2 million in 2002, compared with $5.0 million in 2001. While product revenues for 2002 increased by only 9% to $3.3 million, compared with $3.0 million in 2001, revenues from services increased by 45% to $2.9 million compared with $2 million in 2001. Revenues from services related to software sales for 2002 increased by 43% to $1.9 million compared with $1.3 million in 2001. This increase was primarily attributable to a large project we entered into with a leading wireless platform vendor. Revenues from Live Products services for 2002 increased by 50% to $1 million compared with $684,000 in 2001, as a result of new orders received from new and existing customers. The increase in product revenues in 2002 is primarily attributable to increased product sales to one of our major customers.

Cost of Revenues. Cost of revenues consisted primarily of salaries of our technical support staff, expenses incurred in connection with our Indian sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues increased 58% to $267,000 in 2002, compared with $169,000 in 2001. The increase of cost of product revenues is primarily attributable to the increase in the cost of manuals, packaging, freight and royalties to the Office of the Chief Scientist. Cost of service revenues decreased by 6% to $1.7 million for 2002 compared with $1.8 million in 2001. The decrease in cost of services revenues is primarily attributable to a decrease of 47% in services for software-related sales to $533,000 in 2002 from $997,000 in 2001, mainly due to the decrease in our technical support staff. This decrease was partially offset by an increase in costs of services in Live Products by 45% to $1.1 million in 2002, compared with $778,000, in 2001 due to an increase in Live Products sales. Overall, cost of revenues as a percentage of revenues decreased from 38.6% in 2001 to 31.0% in 2002.

Product development costs. In 2001, we decided to cease all investments in our LiveManuals web-site. Accordingly, we incurred no product development costs in both 2001 and 2002.

Web-site development costs. In 2001, we decided to cease all investments in our LiveManuals web-site. Accordingly, we incurred no web-site development costs in 2001 and 2002.

Research and development expenses, net. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net of grants from the Office of the Chief Scientist decreased 44% to $1.5 million for 2002, compared with $2.6 million for 2001. This decrease was primarily attributable to the downsizing of our research and development staff in 2002, and was partially offset by the lack of funding from the Office of the Chief Scientist in 2002 compared with grants of $427,000 obtained in 2001. Research and development expenses, net decreased as a percentage of revenues to 24% for 2002 compared with 52% for 2001.

Selling, marketing, general and administrative expenses, net. Selling, marketing, general and administrative expenses, net, decreased in 2002 by 46% to $4.3 million compared with $7.9 million in 2001. The decrease is primarily attributable to the restructuring plan that we implemented beginning in 2001 and which included staff reductions, closure of offices outside Israel and related expenses. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, expenses related to our subsidiaries, costs of travel, advertising and promotional activities, and royalties paid for governmental grants and to the BIRD Foundation. Selling and marketing expenses, net, decreased by 53% to $2.7 million for 2002 compared with $5.7 million for 2001. This decrease was primarily attributable to the reduction in sales and marketing staff and related expenses. Selling and marketing expenses, net, decreased as a percentage of revenues to 43% in 2002 from 113% in 2001. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 28% to $1.6 million for 2002 compared with $2.2 million for 2001. This decrease was primarily attributable to a reduction in salaries, legal fees and lease expenses.


Restructuring and impairment of web-site development costs. In the first quarter of 2001, we embarked on a significant restructuring effort. Since the restructuring entailed a reduction of approximately 60% of our workforce, most of the costs associated with the restructuring consisted of severance payments and other benefits to former employees and payments for vacant office space, amounting to $309,000. In 2002 we incurred no further costs related to restructuring.

In 2001 we determined that the costs we incurred in developing our Livemanuals.com web-site were not recoverable and wrote off the net value of the investment in the web-site, which was $601,000. There were no further expenses related to the web-site development in 2002.

For further information on impairment of web-site development costs, see note 2i to our consolidated financial statements, included elsewhere in this annual report.

Operating loss. Our operating loss decreased by 82% to $1.4 million for 2002 compared with $8.3 million for 2001. As a percentage of revenues, operating loss decreased to 23% for 2002 from 164.5% for 2001. This decrease in the amount of our operating loss and as a percentage of our revenues is primarily attributable to our increased revenues and to the decrease in operating expenses and costs resulting from our corporate restructuring.

Financial expenses (income), net. In 2002 financial income, net was approximately $9,000 compared with financial expenses, net of $210,000 in 2001. Financial expenses (income), net consists primarily of interest expenses on loans and lines of credit, interest earned on deposits and gain or expense resulting from foreign currency exchange rate differences. The change from financial expense to financial income in 2002 is primarily attributable to favorable foreign exchange rate differences partially offset by interest expenses on loans and lines of credit.

Other expenses, net. In 2002 other expenses, net consisted of loss and expense incurred in connection with sales of certain fixed assets and a write-off expense related to obsolete property and equipment. In 2001 other expenses, net consisted of a write-off expense related to the impairment of an investment. For a more detailed discussion of the impairment of the investment and related write-off in 2001, see "Item 4. Information on the Company - History and Development of the Company - Acquisition Write Off." Accordingly, other expenses, net decreased by 78% in 2002 to $94,000 compared with $426,000 in 2001.

Taxes on income. Taxes on income increased 220% to $199,000 in 2002 compared with $62,000 in 2001, an increase primarily attributable to withholding tax paid as a result of a single transaction. Taxes on income increased as a percentage of revenues to 3% in 2002, compared to 1% in 2001.

2001 COMPARED WITH 2000

Revenues. Our operating results in 2001 were adversely affected by the general economic slowdown and subsequent reduction in spending, which have had a particularly severe impact on the entire software industry. Many software developers and service providers in markets throughout the world have experienced, and continue to experience, substantial declines in sales and revenues and have incurred significant operating losses. The worldwide economic downturn has impaired the ability of existing and prospective customers to finance purchases of our products. As a result, although the prices of our RapidPLUS tools have remained relatively stable, our revenues have decreased due to reductions in the number and size of orders placed by our existing and new customers. Our revenues decreased 49.0% to $5.0 million in 2001, compared with $9.9 million in 2000. Product revenues for 2001 decreased 55.5% to $3.0 million, compared with $6.8 million in 2000. The decrease was primarily attributable to the decrease in revenues generated in Asia to $3.1 million for 2001 compared with $5.7 million for 2000 and revenues generated in the U.S. to $1.3 million for 2001 compared with $2.7 million for 2000. The reduction in sales of our RapidPLUS products was offset in part by an increase of $292,000 in LiveProducts sales.

Cost of revenues. Cost of revenues consisted primarily of salaries of the technical support staff, expenses incurred in connection with our Indian sub-contractor, royalties to the Office of the Chief Scientist and the cost of freight, media, software production, manuals and packaging. The payments to our Indian sub-contractor were for the development of LiveProduct simulations provided to our customers. Cost of product revenues decreased 55.8% to $169,000 for 2001 compared with $383,000 for 2000, together with a 55.5% decrease in product revenues. The decrease in cost of products revenues was primarily attributable to the decrease in product sales. Cost of service revenues remained virtually unchanged at $1.8 million for 2001 compared with $1.7 million for 2000. The slight increase in cost of service revenues is attributable to the increase in LiveProducts revenues which was not wholly offset by the decrease in services provided in respect of RapidPLUS products. Overall, the cost of revenues as a percentage of revenues increased from 21.5% in 2000 to 38.6% in 2001.

Product development costs. Product development costs consisted primarily of expenses incurred in connection with our Indian sub-contractor and salaries and other related expenses for simulation development for the LiveManuals web-site. These expenses were incurred in developing product simulations as content for our LiveManuals web-site, which was launched in October 2000. Product development costs decreased to zero for 2001 from $2.5 million for 2000. This decrease was attributable to our decision to stop investments in the LiveManuals website.

Web-site development costs. Web-site development costs consisted primarily of outsourcing services, salaries and other development-related expenses for the LiveManuals.com web-site development. Web-site development costs decreased to zero for 2001 from $800,000 for 2000. This decrease was attributable to the management decision to stop investments in developing the LiveManuals web-site.

Research and development expenses, net. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net of grants from the Office of the Chief Scientist decreased 5.9% to $2.6 million for 2001, compared with $2.8 million for 2000. This decrease was primarily attributable to funding of $427,000 we obtained from the Office of the Chief Scientist for 2001 compared with $238,000 for 2000. Research and development costs increased as a percentage of revenues to 51.8% for 2001 compared with 28.1% for 2000.

Selling, marketing, general and administrative expenses, net. Selling, marketing, general and administrative expenses, net, decreased in 2001 by 10% to $7.9 million compared with $8.8 million in 2000. The decrease is primarily attributable to the restructuring plan that we implemented beginning in 2001 and which included staff reductions, closure of offices outside Israel and related expenses. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, expenses related to the subsidiaries, costs of travel, advertising and promotional activities. Selling and marketing expenses, net decreased 10.0% to $5.7 million for 2001 compared with $6.3 million for 2000. This decrease was primarily attributable to the reduction in our LiveProducts sales and marketing staff.

General and administrative expenses, net consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decrease 10.5% to $2.2 million for 2001 compared to $2.5 million for 2000. This decrease was primarily attributable to a reduction in investor relations expenses, travel expenses, salaries and the number of personnel we employ.

Restructuring and impairment of web-site development costs. Beginning in the second quarter of 2001 we decided to implement a series of organizational changes in an effort to adjust our expenses to anticipated revenues, particularly in light of a substantial reduction in market demand for products such as ours. This initiative included a reduction in office facilities utilized in our operations and a reduction of our personnel worldwide by approximately 74 employees, or approximately 60% of our workforce. Most of the employees affected by the restructuring were entitled to a notice period, severance payments and other benefits, and we recorded $272,000 in costs related to the reduction of our workforce. Payments for vacant office space for remaining lease periods following the closure of certain of our facilities and for other related obligations is estimated at $37,000. The total cost associated with our restructuring was $309,000, most of which was paid in cash by January 31, 2002. We expect that as a result of this restructuring our operating expenses in 2002 will be reduced.

During the second quarter of 2001, we determined that the costs we incurred in developing our Livemanuals.com web-site were not recoverable. Therefore, $601,000, which represents the net value of the investment in the web-site, was written off.

For further information on restructuring and impairment of web-site development costs, see notes 1c and 2i to our consolidated financial statements, included elsewhere in this annual report.

Operating loss. Operating loss increased 17.6% to $8.3 million for 2001 compared with $7.1 million for 2000. As a percentage of revenues, operating loss increased to 165.7% for 2001 from 71.9% for 2000. This increase in the amount of our operating loss and as a percentage of our revenues is primarily attributable to factors discussed above.

Financial expenses (income), net. In 2001, financial expenses, net were $210,000 compared with financial income, net of $230,000 for 2000. This change was primarily attributable to a $5.4 million decrease in the cash and cash equivalents from $6.7 million as of January 31, 2001 to $1.3 million as of January 31, 2002 and to an increase in the outstanding balance of bank loans.

Other expenses, net. Other expenses consisted of a write-off expense related to the impairment of an investment. For additional information see "Item 4. Information on the Company - History and Development of the Company - Acquisition Write Off." Other expenses decreased 41.7% to $420,000 for 2001, compared with $720,000 for 2000 when the major part of this investment was written off.

Taxes On Income. Taxes on income increased 11% to $62,000 in 2001, compared with $56,000 in 2000. This increase is primarily attributable to increased revenues of our subsidiaries.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

Most of our sales are made in dollars and we incur substantial expenses in dollars and NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 3.1% in 2001 and 5.5% in 2002, and the deflation rate was 0.1% in 2000. At the same time, the devaluation of the NIS against the dollar was 1.4% in 2000, 11.2% in 2001 and 4.6% in 2002. The representative rate of exchange of the NIS to the dollar, as published by the Bank of Israel for January 31, 2003 and for June 30, 2003, was NIS 4.814 and NIS
4.312 per $1, respectively. As a result of the devaluation of the dollar against the NIS exceeding the inflation rate, we experienced decreases in the dollar costs of our operations in Israel in 2000, 2001 and 2002 primarily because substantially all our revenues are received in dollars and salaries in Israel are paid in NIS and are not directly linked to the rate of inflation. However, these fluctuations did not materially affect our results of operations. In recent years, the Israeli Government's monetary policy contributed to relative price and exchange rate stability despite fluctuating rates of economic growth. However, throughout 2002, there was a significant devaluation of the NIS and an increase in inflation. If this trend continues, we expect that this will lead to a reduction in our dollar costs. We cannot assure you that the Israeli Government will be successful in its efforts to keep prices and exchange rates stable. We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

CONDITIONS IN ISRAEL

We are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time, in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian declaration of principles and several other agreements have been signed between Israel and the Palestinians. In May 2000 the Israeli Defense Forces withdrew from southern Lebanon. Israel has not entered into any peace agreement with Syria and Lebanon. In the last 2 and a half years, hostilities between Israel and the Palestinians, including the Palestinian Authority, have increased. The hostilities include terrorist acts in Israel and military operations in the West Bank and the Gaza Strip.

The future of Israel's relations with its Arab neighbors and the Palestinians is uncertain and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We believe that in the past these practices have not had a material adverse effect on us. However, we could be negatively affected by adverse developments in the peace process or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

TRADE AGREEMENTS

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel and the European Union, known as the EU, concluded a Free Trade Agreement in July 1975, which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free-trade area. The free-trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the EU, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the EU. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

(B) LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through public and private sales of equity securities, sales of products and services, borrowings from banks, and, to a lesser extent, through research and development grants from the Office of the Chief Scientist and the BIRD Foundation and grants from the Fund for Encouragement of Marketing Activities Abroad. Cash and cash equivalents and short-term deposits were $6.7 million, $1.3 million and $0.6 on January 31, 2001, January 31, 2002 and January 31, 2003, respectively. Net cash used in operating activities was $5.6 million, $6.7 million and $127,000 in 2000, 2001, and 2002 respectively. Our capital expenditures since inception have been related primarily to computers, equipment, renovations of facilities and vehicles, and were approximately $826,000, $147,000 and $63,000 in 2000, 2001 and 2002, respectively.

On January 31, 2003, we had approximately $2.76 million of short-term bank loans outstanding. The bank loans, which were, as of January 31, 2003, scheduled to mature in August 2003 include approximately $690,000 of convertible bank loans.

All the bank loans bear interest at a weighted average rate of 5.31% linked to the dollar. All our bank loans are secured by substantially all of our assets. We also have a $190,000 convertible loan payable to Gibralt, which pending shareholder approval, will be convertible into our ordinary shares in the next five years. As of June 30, 2003, we had $3,185,000 of bank loans outstanding, which included $690,000 of convertible bank loans. In August 2002, we entered into agreements with the banks who provided us the short-term and convertible loans to extend the scheduled maturity of the loans and to make certain other changes to their terms. Pursuant to the amended terms, we have made minimum monthly payments of principal and interest on the loans in an aggregate of $70,000 per month. As of January 31, 2003, the scheduled maturity of the unpaid balance (approximately $3.5 million) of the loans was August 31, 2003. In July 2003, the banks extended the scheduled maturity of the loans to August 31, 2004 and we have agreed to increase our minimum monthly payments of principal and interest to $80,000 (subject to increase if our revenues exceed certain specified amounts) and to grant these banks liens on our right to receive revenues pursuant to agreements with two major customers. The banks can demand payment of the loans prior to the maturity date upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, liquidation of our company or occurrence of events that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. In addition, under our agreements with these banks, until at least one half of the outstanding principal of the loans has been repaid, we may not make any cash payment of management fees to any shareholder holding, directly or indirectly, 5% or more of our shares, or to any related party of such shareholder, including, without limitation, Yozma Hofsheet Ltd., to whom we presently owe management fees.

In August 2002, we entered into an agreement with Gibralt, a company controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, pursuant to which Gibralt agreed to lend us $950,000 at an annual interest rate of 6%, maturing on February 28, 2003. We have since repaid $760,000 of the loan to Gibralt. In accordance with the provisions of the agreement, $190,000 of aggregate principal amount was not repaid and, pending shareholder approval, Gibralt will have the right to convert this amount into our ordinary shares at a price per share of $0.14. Because Gibralt, which is an affiliate of one of our directors, is considered a related party and the transaction involves the right to convert into shares a portion of the loan, the transaction required approval by our audit committee, board of directors and shareholders Although the transaction was properly approved by our audit committee and board of directors, it is still pending shareholder approval. We plan to submit the transaction for shareholder approval at our next general meeting of shareholders. If our shareholders do not approve the transaction, we will be required to repay the balance of the loan amounting to $190,000 in cash.

In July 2003, we entered into a convertible loan agreement with Smithfield, an entity controlled by Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, pursuant to which Smithfield agreed to lend us $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield may convert the principal amount of the loan into our ordinary shares at a price per share of $0.18. In addition, if Smithfield elects to convert the entire loan amount into our ordinary shares, it will receive a warrant to purchase $3,000,000 worth of our ordinary shares at a price per share of $0.54. According to the terms of the convertible loan agreement, we will have the right to compel Smithfield to convert the loan in its entirety into our ordinary shares if we consummate an equity investment of at least $1 million. Since Smithfield is considered a related party, the transaction was approved by our board of directors and audit committee and is subject to shareholder approval. The transaction also requires shareholder approval for an increase in our authorized share capital. We plan to submit the transaction and the increase in our authorized share capital for shareholder approval at our next general meeting of shareholders. Smithfield has agreed that if our shareholders do not approve this transaction or the increase in share capital, it will provide the amount of the investment as a loan, if failure to provide it would affect our ability to continue operations as a going concern.

As of June 30, 2003, we had cash and cash equivalents of $798,000, which represents an increase in our cash and cash equivalents of $627,000 as of January 31, 2003, is slightly less than our position of $1.3 million and $0.9 million as of January 31, 2002 and July 31, 2002, respectively, but which constitutes a significant decline from our cash and cash equivalents of $6.7 million as of January 31, 2001. These funds are held primarily in dollars, but also in NIS, Euros and Pounds Sterling. We believe that these funds, together with anticipated revenues and cash flows from our operations (including collection of trade receivables and a convertible loan of $1 million received from Smithfield in July 2003, as discussed above) will be sufficient to fund our anticipated operating expenses, interest payments and capital expenditures for at least the next twelve months and the payment of scheduled principal payments on our outstanding loans through July 2004. Our ability to generate revenues and manage costs as anticipated may be adversely affected by a variety of factors, including those discussed under "Item 4. Information on the Company - Company Risk Factors." If we are unable to generate anticipated revenues from our operations, or if our operating expenses, interest payments or capital expenditures are higher than anticipated, we will be required to seek to raise additional funds through public or private debt or equity issuances. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us, if at all. If this additional financing is not available when needed our business will be adversely affected, we may not be able to continue operations and we may be forced to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be attractive to our shareholders.

We do not anticipate that we will have sufficient cash on hand to make the principal payment of $2,866,000 that will be due on our outstanding short-term and convertible bank loans due on August 31, 2004. As a result, prior to that date we will need to negotiate new repayment terms with the existing bank lenders or obtain new debtor equity financing from an alternative source to repay the existing loans. We cannot assure you that the banks will agree to any extension of the repayment dates, if requested to do so, or what the terms of any such extension may be. We also cannot assure you that any new debt or equity financing will be available, if we are required to refinance the existing loans, or what the terms of any such new financing will be. If the outstanding loans are not extended or refinanced, our business will be adversely affected, we may not be able to continue operations and we may be forced to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be attractive to our shareholders.

The following table sets forth a summary of our contractual obligations and commercial commitments as of January 31, 2003 and the periods in which these obligations and commitments are due:

                                                                         PAYMENT DUE BY PERIOD
                                  ---------------------------------------------------------------------------------------------
                                                            LESS THAN                                              MORE THAN
                                      TOTAL                   1 YEAR             1-3 YEARS         3-5 YEARS        5 YEARS
                                  ---------------     -------------------    -----------------    -----------    --------------
Bank loans (1).................      $2,070,000              $2,070,000               $ -            $ -             $ -

Convertible loans (1)..........         690,000                 690,000                 -              -               -

Lease obligations..............         350,000                 154,000                196,000         -               -

Office of the Chief Scientist (2)       567,000                 100,000                467,000         -               -

BIRD (3).......................          25,000                  25,000                 -              -               -

 Fund for Encouragement of
 Marketing Activities
 Abroad (4)....................
                                        228,000                  50,000                178,000         -               -

Bank guarantees (5)............          16,000                  16,000                 -              -               -

Trade payables.................         630,000                 630,000                 -              -               -

Related parties (6)(7).........       1,849,000               1,849,000                 -              -               -

Employees and payroll accruals.         643,000                 643,000                 -              -               -

Other accrued expenses and other
liabilities....................          65,000                  65,000                 -              -               -
                                  ---------------     -------------------    -----------------    -----------    --------------
                                     $7,133,000              $6,292,000               $841,000       $ -             $ -
                                  ===============     ===================    =================    ===========    ==============

(1) In July 2003, we entered into an agreement with the banks that provided for the refinancing of these loans. For a more detailed discussion of the current terms of these loans see the discussion set forth above in this section.

(2) Consists of amounts due pursuant to our agreement with the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad. Excludes an aggregate amount of approximately

           $621,000 payable to the Office of the Chief Scientist as royalties on certain future revenues.

(3) Consists of amounts due on certain recognized sales. Excludes an aggregate amount of approximately $389,000 payable to BIRD as royalties on certain future revenues.

(4) Consists of amounts due pursuant to our agreement with the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad. Excludes an aggregate amount of approximately $496,000 payable to the Fund for Encouragement of Marketing Activities Abroad as royalties on certain future revenues.

(5) In June 2003, the bank guarantees were exercised in connection with a dispute relating to the lease of our former premises. For further discussion, see "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

(6) For details of some of these liabilities, see "Item 7. Major Shareholders and Related Party Transactions - Interests of Management in Certain Transactions."

(7)        Includes a $190,000 convertible loan made by Gibralt.

In addition to the above, as of January 31, 2003, our aggregate liability with respect to accrued severance pay was $869,000. The date on which these liabilities will become due depends on the date of termination of employment of the employees for whom accrual has been made.

We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

RESEARCH AND DEVELOPMENT GRANTS

We participate in programs sponsored by the Israeli Government for the support of research and development activities. Through January 31, 2003, we had obtained grants from the Office of the Chief Scientist aggregating $1.8 million for certain of our research and development projects. We are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3.5% to 5% of the sales of the products and other related revenues generated from these projects, up to an amount equal to 100% to 150% of the grants received. Through January 31, 2003, we have paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of $1.3 million. On January 31, 2003, the aggregate liability to the Office of the Chief Scientist, which is contingent on our income, was $621,000. Some of the accrued royalties were not paid when due In January 2003, we reached a settlement regarding payments to the Office of the Chief Scientist. The terms of the settlement for the return of overdue payments to the Office of the Chief Scientist for research and development grants and for marketing grants from the Fund for the Encouragement of Marketing Activities, discussed below, are as follows: a single payment of $30,000 made in February 2003, four quarterly payments of $30,000 commencing April 30, 2003, a payment of $45,000 in April 2004 and a payment of $50,000 in July 2004. We have also agreed to pay 5% of revenues exceeding certain projected sales presented. We will not be required to pay on-going royalties until July 2004, at which time we will negotiate the payment terms of the remaining debt with the Office of the Chief Scientist. Of the funds paid to the Office of the Chief Scientist according to the new payment schedule, two-thirds will be for research and development grants and the other third for marketing grants from the Fund for the Encouragement of Marketing Activities.

We also participate in a program sponsored by the BIRD Foundation, pursuant to which a portion of our development expenses was funded. Through January 31, 2003, we obtained grants in the aggregate amount of $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products resulting from the research and development which the BIRD Foundation funded. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar.

Through January 31, 2003, we paid or accrued royalties to the BIRD Foundation in the aggregate amounts of $201,000. As of January 31, 2003, the aggregate amount of the contingent obligation to the BIRD Foundation was $389,000.

Research and development costs, net consist of the following:

                                              2000               2001              2002
                                              ----               ----              ----
                                                           (IN THOUSANDS)
 Total costs                                 $  3,012          $   3,037         $   1,464

 Less grants and participations                  (238)              (427)             -
                                        ------------------  ----------------  ---------------

                                             $   2,774         $   2,610         $   1,464
                                        ==================  ================  ===============

MARKETING GRANTS

In March 1998, the Israeli Government, through the Fund for the Encouragement of Marketing Activities Abroad, awarded us grants relating to our foreign marketing expenses. These grants are awarded for specific expenses incurred by us in our foreign marketing activities, based upon expenses we reported to the Fund for the Encouragement of Marketing Activities Abroad. All marketing grants received from the Fund for the Encouragement of Marketing Activities Abroad are linked to the dollar and are repayable in the form of royalty payments in the amount of 4% (plus interest at the rate of six-month LIBOR) of any increase in export sales realized by us up to the total amount of grants we received. If we do not achieve an increase in export sales, we have no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the dollar.

Through January 31, 2003, we obtained grants in the aggregate amount of $778,000 from the Fund for the Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $293,000. The aggregate amount of the income-contingent obligation to the Fund for the Encouragement of Marketing Activities was $485,000. As discussed above, some of the accrued royalties were not paid when due in January 2003. In January 2003, we reached a settlement regarding payments to the Office of the Chief Scientist. For additional information concerning the terms of this settlement, see "- Research and Development Grants."

 (D) TREND INFORMATION

We believe that our business currently is being materially adversely affected by the global slowdown of the technology market generally and specifically the consumer electronics products, wireless handsets, office automation equipment and automotive systems markets in which many of our customers operate. As a result of this slowdown, our customers have been reducing significantly the amount of their discretionary purchases (including for the products and services we sell) and making it difficult for us to predict the timing and magnitude of their future purchases from us. We believe that we will continue to be adversely affected as long as the slowdown continues.

As a result of the global slowdown and its impact on some of our customers, our revenues for the first quarter of 2003 were lower than those for the last quarter of 2002, even though they are still slightly higher than the revenues for the comparable quarter of 2002. Although the prices of our RapidPLUS tools have remained relatively stable, our revenues have decreased primarily as a result of reductions in the number and size of orders placed by our existing and new customers. In response to lower revenues over the course of the last two years, we initiated and completed a corporate restructuring plan, including reducing our head count, streamlining our operations and reducing expenses to achieve greater efficiencies.

For additional information concerning our anticipated liquidity and capital resources, see "- Liquidity and Capital Resources."

In addition, we currently focus primarily on the wireless platform and wireless devices markets. As the importance and complexity of the MMI in the wireless platform offering increases and more wireless platform vendors and wireless device manufacturers require assistance in developing the MMIs to be incorporated into the platforms and wireless devices they sell, we believe that our RapidPLUS tools will come to play a more significant role in the wireless platform and wireless devices markets. We believe that RapidPLUS offers timely solutions to many of the major challenges facing wireless platform vendors and wireless device manufacturers, including pressure to lower development costs and time to market, increased design complexity and limited marketing opportunities due to increased competition. Because our technology provides wireless platform vendors and wireless device manufacturers with a solution that is cost efficient, does not require prior expertise and experience, and enables the quick development of the mobile device's interface, an increasing portion of our revenues is derived from license of our products and services to customers in the wireless platform and wireless device industries.

                                     ITEM 6


                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers and their ages are as follows:

NAME                      AGE       POSITION
----                      ---       --------

Marc Belzberg ...........  48       Chairman of the Board of Directors and Chief
                                     Executive Officer
Yaron Eldad .............  38       Chief Operating Officer, Chief Financial
                                     Officer and Secretary
Uri Yaffe................  39       Senior Vice President, Corporate Sales
Frederick Rotbart .......  53       Chief Scientist
Avi Hitelman ............  47       Vice President, Research and Development
Reuven Kleinman..........  44       Vice President, Business Development
Nir Gazit................  40       Vice President, Technical Services
Samuel Belzberg .........  74       Director
Amir Galili (1)..........  49       Director
John McDonald (1)(2).....  73       Director and Vice Chairman
Kim Campbell (1)(2)......  56       Director

(1) Member of the Audit Committee (2) External Director (as required under Israeli law)

MARC BELZBERG has served as the Chairman of the Board of Directors since 1993 and Chief Executive Officer since 1998. Mr. Belzberg also served as our President from 1993 to March 2001. Mr. Belzberg is also a director of the Jerusalem Post and a director of Smithfield. Mr. Belzberg is chairman of the Bnei Akiva youth movement, worldwide, chairman of the Foundation of Jewish Renaissance and chairman of the OneFamily Fund. Prior to joining us, Mr. Belzberg was the first president of First City Capital Corporation from 1983 to 1990 and was a private investor from 1990 to 1993. Mr. Belzberg received an M.B.A. from New York University and a B.A. from Yeshiva University. Mr. Belzberg is the son of Samuel Belzberg, a Director of our company.

YARON ELDAD has served as our Chief Financial Officer since 1995, as our Secretary since 1996 and as our Chief Operating Officer since 2002. Prior to joining our company, Mr. Eldad had an independent auditing practice from 1994 to 1995. Mr. Eldad was employed by Nissan Caspi CPA from 1993 to 1994, and by Shekhter & Maas CPA from 1991 to 1993, both of which are private auditing firms in Israel. Mr. Eldad received a B.A. in economics and accounting from Ben Gurion University and an MBA from the Hebrew University, and is a Certified Public Accountant in Israel.

URI YAFFE was appointed our Senior Vice President of Corporate Sales in 1999. Prior to that appointment, Mr. Yaffe served as our European Managing Director from 1998 to 1999. Prior to joining us, from 1992 to 1997 Mr. Yaffe managed the Debriefing, Command and Control Business Unit at BVR Technologies, which develops, manufactures and markets advanced computer-based training, simulation and analysis systems for military applications. Mr. Yaffe received a BSC in Business Management from New Haven University.

FREDERICK ROTBART is one of the founders of our company and has served as our Chief Scientist since 1991. Prior to joining us, Dr. Rotbart was an independent software consultant working primarily for Wang Computers Inc. from 1989 to 1990. Dr. Rotbart received a Ph.D. in theoretical physics from Tel Aviv University.

AVI HITELMAN has served as our Vice President, Research and Development since 1996. Prior to joining us, Mr. Hitelman served as team leader at Elbit Computer Ltd. from 1982 to 1987 and as Project Manager from 1990 to 1995, and as a software team leader at Techlogic Ltd. from 1987 to 1990. Mr. Hitelman received an M.S. in electrical engineering from the Technion Institute of Technology.

REUVEN KLEINMAN was appointed our Vice President of Business Development in January 1999. From 1995 to 1999, he served as Product Marketing Manager and Director of Business Development. From 1990 to 1995, Mr. Kleinman was CEO of Galcon and GalTech in Kibbutz Kfar Blum. Mr. Kleinman holds a BSC with honors in physics and computer science from Tel Aviv University.

NIR GAZIT has served as our Vice President of Technical Services since June 1999. He joined our company in 1994 where he served as Support and Application engineer until 1996. At that time he was promoted to Director of Customer Support until 1999. Mr. Gazit holds a B.A. in Industrial Engineering from Tel Aviv University.

SAMUEL BELZBERG has been a Director since October 1997. Mr. Belzberg has served as President of Bel-Fran Investments Ltd. (a private investment company) since 1968, President and Chief Executive Officer of Gibralt Holdings Ltd. (a personal investment company), which is a shareholder of ours, since 1995, Chairman of Balfour Holdings, Inc. (a real estate development company) since 1992 and a Director of Smithfield. He also founded First City Financial Corporation. Mr. Belzberg serves as a director of several public companies. Mr. Belzberg received a B.A. in commerce from the University of Alberta, Edmonton and an honorary Ph.D. from Simon Fraser University. He was awarded the Order of Canada in 1989, promoted to Officer of the Order of Canada in 2002 and received the Governor General Award of Canada in 1992. Mr. Belzberg is the father of Marc Belzberg, our Chairman of the Board and Chief Executive Officer.

AMIR GALILI is one of the founders of our company and has served as a Director since 1991, as our Chief Executive Officer from 1991 to 1993, and as Vice President, Training, Support and Applications from 1993 to 1997. Mr. Galili resigned from his Vice President position on March 31, 1997. Since July 1997, Mr. Galili has served as Chairman of the Board of Directors and Chief Executive Officer of Trivnet Ltd., a software company. Prior to founding e-SIM, Mr. Galili worked at Elbit Ltd. and was involved in the development of the Lavi fighter plane project at Israel Aircraft Industries from 1985 to 1987. Mr. Galili received a B.Sc. in electronics and an M.B.A. from Tel Aviv University.

JOHN MCDONALD has served as Vice Chairman of the Board of Directors since 1999. Mr. McDonald is the retired President of Casio, Inc. and is currently a management and marketing consultant. Mr. McDonald joined Casio in 1975 as

President of Casio Europe and Managing Director of its United Kingdom Subsidiary. Mr. McDonald served as President of Casio from 1978 to 1999. Mr. McDonald holds a B.A. in English from Brooklyn College.

KIM CAMPBELL joined our Board of Directors in 2001. Ms. Campbell served as Canada's nineteenth Prime Minister, in 1993, and has held cabinet portfolios as Minister of Justice, Attorney General, Minister of National Defense and Veterans' Affairs, and Minister of State for Indian Affairs and Northern Development. Ms. Campbell served as Consul General of Canada in Los Angeles from 1996 to 2000. She sits on the governing board of Northeastern University and chairs the Council of Women World Leaders based at the John F. Kennedy School of Government at Harvard. Ms. Campbell serves on the Board of Directors of ICN Pharmaceuticals. Ms. Campbell is currently on the faculty of Harvard University.

In addition to these officers and directors, Ken Dixon, who served as President of e-SIM, Inc., ceased his employment during 2002.

Except for Messrs. M. Belzberg, Eldad, Rothbart, S. Belzberg, Galili and Yaffe, as of July 31, 2003, none of our directors or executive officers owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. M. Belberg, Eldad, Rothbart, S. Belzberg and Galili, see "Item 7 - Major Shareholders and Related Party Transactions."


(B) COMPENSATION

The following table sets forth the aggregate compensation paid to, or accrued on behalf of, all our directors and officers as a group for the year ended January 31, 2003.

                                              SALARIES, DIRECTORS' FEES         PENSION, RETIREMENT AND
                                               COMMISSIONS AND BONUSES              SIMILAR BENEFITS
                                               -----------------------              ----------------
All directors and officers as a group
(12 persons)(1)(2)                                    $1,164,000                          $244,000


(1) Includes a management fee payable to an affiliate of Samuel Belzberg.

(2) Includes the compensation of Ken Dixon.

Our directors who are not executive officers or external directors currently do not receive cash compensation for their services on the board of directors or any of its committees. However, we granted five non-executive directors options to purchase an aggregate of 174,000 ordinary shares as of January 31, 2003 at exercise prices ranging from $0.14 to $6.5 per share. We may in the future grant additional options or other compensation to non-executive directors. All of the non-executive directors are reimbursed for their expenses for each meeting of board of directors attended.

Pursuant to the Israeli Companies Law, 5759-1999, referred to as the Companies Law, annual compensation of the external directors is subject to regulations promulgated under the Companies Law. These regulations provide mandatory minimum and maximum rates of compensation for external directors, based on the company's net worth. We have fixed the annual compensation for external directors in the minimum amount permitted by the Israeli regulations. ....

The following table sets forth certain information pertaining to all of our directors and officers as a group, who held office at any time during the period indicated, concerning (i) options granted by us, (ii) options exercised, and
(iii) options unexercised as of January 31, 2003:


                                                             FEBRUARY 1, 2002-
                                                             JANUARY 31, 2003
  OPTIONS GRANTED
       Number of ordinary shares.........................        1,008,376
       Average exercise price per ordinary share.........            $0.15
       Weighted average remaining exercise period........       5.05 years

  OPTIONS CANCELLED
       Number of ordinary shares.........................          371,000
       Average exercise price per ordinary share.........            $4.05

  UNEXERCISED OPTIONS
       Number or ordinary shares.........................        1,810,019
       Average exercise price per ordinary share.........            $0.28
       Weighted average remaining exercise period........       6.38 years


(C) BOARD PRACTICES

APPOINTMENT OF DIRECTORS AND TERMS OF OFFICERS

Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders' meeting and hold office until the next annual general shareholders' meeting which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders' meeting. Until the next annual general shareholders' meeting, shareholders may elect new directors to fill vacancies in, or increase the number of, members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors. Any director so appointed may hold office until the first general shareholders' meeting convened after the appointment and may be re-elected. The appointment and terms of office of all our executive officers are determined by our board of directors, except that the appointment of the chairman of the board of directors, the chief executive officer and the president must also be approved by the shareholders. The terms of office of the directors must be approved, under the Companies Law, by the audit committee, the board of directors and the shareholders.

None of our directors has the right to receive any benefit upon termination of his or her office. None of our directors has a service contract with us. For information regarding the arrangements pursuant to which Marc Belzberg provides services to us on behalf of Yozma Hofsheet Ltd., see "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Interests of Management in Certain Transactions."

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law, which became effective on February 1, 2000 superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Minister of Justice has adopted regulations exempting companies, like us, whose shares are traded outside of Israel from some provisions of the Companies Law.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

      o     an employment relationship;

      o a business or professional relationship maintained on a regular basis;

      o     control; and

      o     service as an office holder.

No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. However, under regulations promulgated under the Companies Law, the board of directors of companies whose shares are traded outside of Israel may determine that a director, who was appointed before February 1, 2000 and complies with the non-affiliation requirements of an external director, will be designated as an external director, without shareholder approval, until the completion of that director's original nomination period, in accordance with such regulations.

The initial term of an external director is three years and may be extended for an additional three years. Each committee of our board of directors is required to include at least one external director and our audit committee is required to include both external directors. Ms. Kim Campbell and Mr. John McDonald currently serve as our external directors. Ms. Campbell was appointed to a three-year term at our annual general meeting of shareholders held in July 2001. Mr. McDonald, who has been a director since 1999, was appointed by the board to serve as an external director, replacing another director who had resigned. His appointment to a three year term will be brought to our shareholders for their approval at our next annual general meeting.

AUDIT COMMITTEE

Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

      o     chairman of the board of directors; and

      o controlling shareholder or his or her relative and any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company's independent accountants and to suggest appropriate courses of action. In addition, the approval of the audit committee is required to effect certain specified actions and transactions with office holders and interested parties. The audit committee is responsible for supervising the activities of the internal auditor.

An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager.

An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

Our board of directors has established an audit committee, which consists of Mr. McDonald, Ms. Campbell and Mr. Galili.

The composition of our Audit Committee satisfies the requirements of the Companies Law.

INTERNAL AUDITOR

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Daniel Shapira,

Certified Public Accountant (Israel), currently serves as our Internal Auditor.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

FIDUCIARY DUTIES OF OFFICE HOLDERS

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

      o information on the appropriateness of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

      o     any other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

      o refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

      o     refrain from any activity that is competitive with the company;

      o refrain from usurping any business opportunity of the company to receive a personal gain for himself or herself or others; and

      o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval. Pursuant to new regulations promulgated under the Companies Law in 2002, directors' compensation arrangements no longer require shareholder approval if the audit committee and board of directors determine that these compensation arrangements are solely for the benefit of the company. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder's relative. The office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction:

      o     other than in the ordinary course of business;

      o     other than on market terms; or

      o that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved.

If a transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter.

DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include either:

      o at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting; or

      o a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7. Major Shareholders and Related Party Transactions."

The Companies Law requires that every shareholder who participates, either by proxy or in person, in a vote regarding a transaction with a controlling shareholder, indicate whether or not that shareholder has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder's vote.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, and subsequent amendments thereto, promulgated pursuant to the Companies Law, each of the following transactions between a company and its controlling shareholder(s) do not require shareholder approval:

      o an extension of the term of an existing related party transaction, provided that the original transaction was duly approved in accordance with the applicable provisions of the Companies Law or the Israeli Securities Law and regulations under these laws;

      o a transaction that has been approved by the audit committee and the board of directors as being solely for the benefit of the company;

      o a transaction between the company and its controlling shareholder(s) directly or with any other person when a controlling shareholder has a personal interest in the transaction, provided that the audit committee and the board of directors approve the transaction and determine that the transaction is in accordance with the terms defined in a duly approved framework transaction. A framework transaction is a transaction that defines general terms under which the company may, in the ordinary course of business, enter into transactions of a similar type;

      o a transaction between the company and its controlling shareholder(s) or with any other person when a controlling shareholder has a personal interest in the transaction, for the purpose of entering into, or submitting an offer for, a joint transaction of the company and such controlling shareholder or related party with a third party, provided that the audit committee and the board of directors have approved the transaction and that the terms of the transaction in relation to the company are not materially different from those relating to the controlling shareholder(s) or a corporation in its or their control, taking into account their proportionate participation in the transaction; or

      o a transaction between companies that are controlled by the same controlling shareholder or between the company and its controlling shareholder(s) or between the company and any other person when a controlling shareholder has a personal interest in the transaction, provided that for each public company involved, its audit committee and its board of directors find that the transaction is in accordance with market terms, in the ordinary course of business and is not detrimental to the welfare of the company.

Pursuant to these regulations, compensation arrangements between a publicly held company and its controlling shareholder(s) serving as director(s) do not require shareholder approval if the following conditions are met:

      o the compensation arrangements are approved by the audit committee and the board of directors as being solely for the benefit of the company;

      o the compensation arrangements do not commit the company to more than an aggregate of NIS 25,000 in expenditures and provided such arrangements are limited to no more than two years; and

      o The compensation awarded to the controlling shareholder is identical to the compensation of the external directors or other directors and does not exceed the maximum amount permitted to be paid to external directors by Israeli regulations.

The Companies Law further provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that he or she possesses power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. A breach of the above duty of fairness will be considered as a breach of the fiduciary duty of an office holder as described above.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.


OFFICE HOLDER INSURANCE

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

      o     a breach of his or her duty of care to us or to another person;

      o a breach of his or her fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

      o a financial liability imposed upon him or her in favor of another person concerning an act performed by him or her in his or her capacity as an office holder; or

      o any other incident for which it is or shall be permitted to insure the liability of an office holder.


INDEMNIFICATION OF OFFICE HOLDERS

Our articles of association provide that we may indemnify an office holder against:

      o a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator's award approved by the court concerning an act performed in his or her capacity as an office holder;

      o reasonable litigation expenses, including legal fees, incurred by an office holder or which he or she is ordered to pay by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder; and

      o any other obligation or expense for which it is or shall be permitted to indemnify a director or an officer.

The Companies Law provides that a company may exempt an office holder prospectively from liability, in whole or in part, for damage resulting from a breach of his or her duty of care towards the company, if its articles of association so provide. On July 13, 2001, our shareholders approved new articles of association enabling us to provide our office holders with prospective indemnification in accordance with the Companies Law.

LIMITATIONS ON INSURANCE AND INDEMNIFICATION

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

      o a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      o a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

      o any act or omission done with the intent to derive an illegal personal benefit; or

      o any fine levied against the office holder as a result of a criminal offense.

Under the Companies Law, the shareholders of a company may include in its articles of association either of the following provisions:

      o a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events which the board of directors deems foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

      o a provision authorizing the company to retroactively indemnify an office holder.

Each of the foregoing provisions is included in our articles of association that have been approved by our shareholders.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Our shareholders have approved an indemnification of our directors to the maximum extent permitted by the Companies Law and exculpation of the directors from all liability for damage resulting from any director's breach of care towards us, pursuant to the provisions of the articles of association. We have acquired directors' and officers' liability insurance covering the officers and directors of the Company for certain claims.

ALTERNATE DIRECTORS

The Companies Law allows for the appointment of alternate directors if the company's articles so provide. Our articles of association, include provisions for the appointment of alternate directors, subject to certain provisions of the Companies Law. Alternate directors appointed by our directors may not already be directors and may serve in such capacity on behalf of only one director at a time. Although alternate directors have all the rights and obligations of the appointing directors, they may not in turn appoint alternates for themselves, nor do they have standing at any meeting of the board of directors or committee thereof while the appointing director is present. Without derogating from the relevant provisions of the Companies Law, alternate directors are solely responsible for their own acts and defaults, and are not deemed agents of their appointing directors. None of our directors have appointed alternate directors.

 (D) EMPLOYEES

As of January 31, 2003, we had 54 employees worldwide, of whom 13 were employed in technical support and shipping, 18 in research and development, 6 in simulation development, 10 in sales and marketing and 7 in corporate management, finance and general administration. Of these employees, 42 were employed in Israel, 4 in the U.S., 3 in Europe and 5 in Japan. In addition to our employees, our Indian sub-contractor employed, as of June 30, 2003 approximately 27 employees who were engaged solely in producing simulations for us.

As of January 31, 2002, we had 53 employees worldwide, of whom 11 were employed in technical support and shipping, 17 in research and development, 5 in simulation development, 12 in sales and marketing and 8 in corporate management, finance and general administration. Of these employees, 38 were employed in Israel, 7 in the U.S., 4 in Europe and 4 in Japan. In addition to our employees, our Indian sub-contractor employed, as of July 31, 2002, approximately 45 employees who were engaged solely in producing simulations for us.

As of January 31, 2001, we had 127 employees worldwide, of whom 24 were employed in technical support, 44 in research and development, 20 in simulation development, 28 in sales and marketing and 11 in corporate management, finance and general administration. The reduction in the number of our employees between 2000 and 2001 is primarily attributable to the restructuring of our business, which included the merging of the LiveProducts and Software Embedded Tools division, thereby eliminating entirely our LiveProducts sales and marketing department, which we effected in the 2001 and the reduction of our research and development staff, in an effort to adjust our level of expenses to our anticipated revenues.

Our employees are not party to any collective bargaining agreement. We are, however, subject to certain labor-related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day, minimum daily wages for professional workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual vacation, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

We have written employment agreements, which include non-competition and confidentiality provisions, with our management employees. The employment agreements with each of the executive officers require the employee to dedicate his or her full working time to his or her duties at our company and provide for an indefinite term of employment that continues until terminated by either us or the employee, subject to applicable notice periods. The agreements specify the employee's compensation package, which typically consist of a base salary (which for Israeli employees is linked to changes in the Israeli Consumer Price Index, referred to as CPI), certain life and disability insurance benefits and pension plan benefits, participation in a professional advancement fund and the use of a company car. Officers are eligible to receive a bonus and stock options from us based upon certain criteria and limits established by us.

Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer without due cause and, under certain circumstances, upon voluntary termination by the employee. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. However, as of January 31, 2003, we had accrued a liability on our books in the amount of $869,000 in respect of severance pay obligations that is partly funded through insurance policies in the amount of $598,000. See note 2q to our consolidated financial statements, included elsewhere in this annual report. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34% (including national health tax). The majority of our permanent Israeli employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.33% to 15.83% of base wages (depending on the employee) to such plans and permanent employees contribute 5% of base wages.

In August 2001, as part of our cost cutting measures, our employees agreed to a temporary reduction in salary of 10%. This reduction was made permanent in January of 2002. However, we agreed with our employees that their social benefits, including severance pay calculations and payment in lieu of holidays, would continue to be based on their salary prior to the reduction.

We consider our relationship with our employees to be good and have never experienced a material labor dispute, strike or work stoppage.

For certain information regarding the arrangements pursuant to which Marc Belzberg provides services to us on behalf of Yozma Hofsheet Ltd., see "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Interests of Management in Certain Transactions."

(E) SHARE OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our ordinary shares by our directors and officers as of July 31, 2003. The voting rights of our officers and directors do not differ from the voting rights of other holders of ordinary shares.

                                                                                     NUMBER OF ORDINARY      PERCENTAGE OF ORDINARY
                                                                                     SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                    NUMBER OF ORDINARY         PERCENTAGE OF           OWNED ASSUMING            OWNED ASSUMING
                                    SHARES BENEFICIALLY    OUTSTANDING ORDINARY         SHAREHOLDER                SHAREHOLDER
    NAME AND ADDRESS                     OWNED (1)             SHARES (2)(3)            APPROVAL (4)               APPROVAL (4)
    ----------------                     ---------             -------------            ------------               ------------
    Marc Belzberg (5)..........         3,200,805                27.4%                   14,311,916                    62.8%
    Yaron Eldad................           187,977                 1.6%                      187,977                     1.6%
    Fredrick Rotbart...........           500,958                 4.3%                      500,958                     4.3%
    Avi Hitelman...............              *                    *                            *                        *
    Reuven Klienman............              *                    *                            *                        *
    Nir Gazit..................              *                    *                            *                        *
    Uri Yaffe..................           128,802                 1.1%                      128,802                     1.1%
    Samuel Belzberg (6)........           134,602                 1.1%                    1,491,745                    11.4%
    Amir Galili................           977,515                 8.4%                      977,515                     8.4%
    John McDonald..............              *                    *                            *                        *
    Kim Campbell...............              *                    *                            *                        *


* Less than one percent of the outstanding ordinary shares.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of July 31, 2003.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 11,665,359 ordinary shares issued and outstanding as of July 31, 2003.

(4) Assumes (i) shareholder approval of the July 2002 convertible loan agreement with Gibralt, which is controlled by Samuel Belzberg, and the July 2003 convertible loan agreement with Smithfield, which is controlled by Marc Belzberg and Solomon Spira, as discussed in note (5) below and (ii) conversion in full of all outstanding convertible loans into our ordinary shares.

 (5) Marc Belzberg's beneficial interest is held through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 3,184,805 ordinary shares. The shares held by Smithfield include 220,000 shares purchased by Smithfield from a third party in April, 2001.

(6) Samuel Belzberg's beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

As a group, officers and directors hold options to purchase an aggregate of 1,660,019 ordinary shares at exercise prices ranging from $0.02 to $6.50 per share. These options have a weighted average exercise price of $0.283 per share and are exercisable until various times from July 2003 to February 2013.

OPTION PLANS

In June 1996, our board of directors approved the grant of options to a number of officers, directors and employees, specifying the basic terms of the options granted and providing that these options shall be subject to a stock option plan, referred to as the 1996 Option Plan, to be established at a later date. In July 1997, the board of directors approved the 1996 Option Plan and adopted our 1997 Employee and Director Stock Option Plan, referred to as the 1997 Option Plan, and in September 1999 adopted the 1999 Option Plan. The purpose of these option plans is to enable us to attract and retain qualified officers, directors and employees and to motivate these persons with an equity participation in our company.

On September 11, 2002, following the decline of the price of our ordinary shares on the OTCBB, our board of directors voted to reprice 1,071,328 options previously granted to our employees with exercise prices ranging between $ 0.14
- $ 22.50 to the nominal value of the shares into which such shares are exercisable. Of the resulting compensation expenses of $126,000, $63,000 was recognized in the year ended January 31, 2003. For further information, see note 10d to our consolidated financial statements. The discussion of our options plans below includes the prices of our share options following the repricing.

General. The 1996 Option Plan authorizes the issuance of options to purchase an aggregate of 339,985 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $2.12 per share. Options to acquire 160,141 ordinary shares are currently outstanding under the 1996 Option Plan.

The 1997 Option Plan authorizes the issuance of options to purchase an aggregate of 1,042,446 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $6.50 per share. Options to acquire 882,898 ordinary shares are currently outstanding under the 1997 Option Plan.

The 1999 Option Plan authorizes the issuance of options to purchase an aggregate of 1,800,000 ordinary shares, of which options to acquire 1,293,754 ordinary shares are currently outstanding and have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $1.50 per share.

Upon the occurrence of any ordinary share split, reverse ordinary share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights.

Administration. The Option Plans are administered by our board of directors, which is authorized, among other things, to determine the number of ordinary shares to which an option may relate and the terms, conditions and restrictions of the options, to determine whether, to what extent and under what circumstances an option may be settled, cancelled, forfeited, exchanged or surrendered, to construe and interpret the Option Plans and any options, to prescribe, amend and rescind rules and regulations relating to the Option Plans, and to make all other determinations deemed necessary or advisable for the administration of the Option Plans.

Vesting Periods. Although the terms of individual options may differ, typically the options vest in equal portions over a four-year period, commencing one year after the date of grant. The options granted under the Option Plans are generally exercisable for four years after vesting, subject to the grantee remaining employed by us. Any options which are forfeited or cancelled before expiration become available for future grants.

Amendment and Termination of the Option Plans. We may, at any time in our sole and absolute discretion, suspend or terminate the Option Plans or revise or amend them in any respect; provided, however, that no amendment, construction, interpretation or other determination by us under the Option Plans, or any other action or inaction us of any kind, shall adversely affect an optionee's rights under any outstanding option without the consent of that optionee.

                                     ITEM 7


                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The following table sets forth certain information regarding ownership of our ordinary shares as of July 31, 2003, for each person known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of ordinary shares.

                                                                                    NUMBER OF ORDINARY       PERCENTAGE OF ORDINARY
                                                                                     SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                    NUMBER OF ORDINARY         PERCENTAGE OF           OWNED ASSUMING            OWNED ASSUMING
                                    SHARES BENEFICIALLY    OUTSTANDING ORDINARY          SHAREHOLDER              SHAREHOLDER
NAME AND ADDRESS                         OWNED (1)             SHARES (2)(3)             APPROVAL (4)             APPROVAL (4)
----------------                         ---------             -------------             ------------             ------------
Marc Belzberg (5)..............           3,200,805                 27.4%                14,311,916                  62.8%
Samuel Belzberg (6)............             134,602                  1.1%                 1,491,745                  11.4%
Amir Galili....................             977,515                  8.4%                   977,515                   8.4%
Solomon Spira (7)..............           3,223,016                 27.6%                14,334,127                  62.9%
Uri Binyamini..................             609,900                  5.2%                   609,900                   5.2%


* Less than one percent of the outstanding ordinary shares.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of July 31, 2003.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 11,665,359 ordinary shares issued and outstanding as of July 31, 2003.

(4) Assumes (i) shareholder approval of the July 2002 convertible loan agreement with Gibralt, which is controlled by Samuel Belzberg, and the July 2003 convertible loan agreement with Smithfield, which is controlled by Marc Belzberg and Solomon Spira, as discussed in note (5) below and (ii) conversion in full of all outstanding convertible loans into our ordinary shares.

 (5) Marc Belzberg's beneficial interest is held through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 3,184,805 ordinary shares. The shares held by Smithfield include 220,000 shares purchased by Smithfield from a third party in April, 2001.

(6) Samuel Belzberg's beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

(7) Solomon Spira is the father-in-law of Marc Belzberg. His interest is held through Smithfield, of which he is a controlling shareholder, as described in note (5) above.

As of June 30, 2003, we had approximately 39 shareholders of record with a United States address. As of June 30, 2003, these United States record holders held approximately 9,266,524 ordinary shares, representing approximately 79.4% of our then outstanding share capital.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

(B) RELATED PARTY TRANSACTIONS

LOANS BY RELATED PARTIES

In July, 2003, we entered into a convertible loan agreement with Smithfield, an entity controlled by Marc Belzberg, our chairman, chief executive officer and one of our major shareholder, pursuant to which Smithfield agreed to lend us $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield may convert the principal amount of the loan into our ordinary shares at a price per share of $0.18. In addition, if Smithfield elects to convert the entire loan amount into our ordinary shares, it will receive a warrant to purchase $3,000,000 worth of our ordinary shares at a price per share of $0.54. According to the terms of the convertible loan agreement, we will have the right to compel Smithfield to convert the loan in its entirety into our ordinary shares if we consummate an equity investment of at least $1 million.

Since Smithfield is considered a related party, the transaction is subject to the approval of our audit committee, board of directors and shareholders. The transaction has been approved by our board of directors and audit committee. The transaction also requires shareholder approval for an increase in our authorized share capital. We plan to submit the transaction and the increase in our authorized share capital for shareholder approval at our next general meeting of shareholders. We cannot assure you the transaction will be approved. However, Smithfield has agreed that if our shareholders do not approve this transaction or the increase in share capital, it will provide the amount of the investment as a loan, if failure to provide it would affect our ability to continue operations as a going concern.

In August 2002, we entered into an agreement with Gibralt, a party controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, pursuant to which Gibralt agreed to lend us $950,000 at an annual interest rate of 6% maturing on February 28, 2003. We have repaid $760,000 of the loan to Gibralt. As per the agreement, $190,000 of the aggregate principal amount of the loan was not repaid. Pending shareholder approval Gibralt will have the right to convert this sum into our ordinary shares at the price per share of $0.14 for a period of five years from the date of the loan agreement.

Since Gibralt is considered a related party and the transaction involves a conversion right of a portion of the loan, the transaction is subject to the approval of our audit committee, board of directors and shareholders. Although the transaction was properly approved by our audit committee and board of directors, it is still pending shareholder approval. We plan to submit the transaction to our shareholders for approval at our upcoming general meeting of shareholders. We cannot assure you that the transaction will be approved. In the event that our shareholders do not approve the transaction, we will be required to repay the balance the loan amounting to $190,000 in cash.

INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

In 1993, we entered into an agreement, pursuant to which Yozma Hofsheet Ltd., referred to as Yozma, an Israeli company beneficially owned by Samuel Belzberg, currently provides us with management and consulting services for a fee which was initially $10,750 per month, increased by 12% per year. Currently, we are obliged to pay Yozma $29,811 per month, which sum is presently being accrued. These services have been provided by Marc Belzberg on behalf of Yozma, or a predecessor company. Under this agreement we accrued services fees of $207,000, 238,000 and $350,000 in 2000, 2001 and 2002, respectively. Yozma waived its fees for the quarters ended October 31, 2000 and April 30, 2001. Pursuant to agreements entered into with banks who provided us with short-term and convertible loans to extend the scheduled maturity of the loans and to make certain other changes to the terms, until at least one half of the outstanding principal of the loans has been repaid, we have undertaken with the banks not to make any cash payment of management fees to Yozma. Yozma has agreed to these terms. For issuance of options to certain of our directors and officers, see "Item 6. Directors, Senior Management and Employees - Share Ownership - Option Plans."

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

                                     ITEM 8


                              FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

EXPORT SALES

Export sales constitute a significant portion of our sales. In 2002, export sales were approximately $6.0 million constituting 96.1% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item 4--Information on the Company--Business Overview--Sales and Marketing."

LEGAL PROCEEDINGS

In January 2002, we terminated a license agreement with Simulis, Inc., which granted Simulis certain exclusive and non-exclusive rights to market our Rapid CBT software. Simulis has disputed the validity of the termination. In August 2002, we agreed with Simulis on certain terms resolving the dispute, subject to certain conditions that we believe have been met. A definite agreement resolving this matter has been prepared but not yet executed. In addition, we have not received any payments due from Simulis pursuant to our understanding for over four months and our ability to collect the amounts from Simulis is currently unclear. Therefore, we cannot assure you that definitive agreements will be ultimately entered into and that the dispute will be finally and successfully resolved.

We have received a claim from Gaio, Inc., one of our principal competitors in Japan, alleging that certain features of our newly released RapidPLUS version 7 breach its copyright and demanding that we cease marketing this product in a version which allegedly breaches its proprietary rights. We believe the claim to be without merit, and intend to defend it vigorously. However, we cannot predict at this time the outcome of Gaio's claims.

We are currently involved in a dispute with our former landlord at Kiryat Mada Street, Jerusalem, the Har Hotzvim Property Company Ltd., who alleges that in November 2002 we reached an oral agreement to continue and lease their facilities. In addition, the landlord demands lease and lease related payments for a certain period prior to our vacating the premises. We have paid the landlord a certain amount we believe is owed and are currently involved in discussions concerning the balance claimed. We cannot predict at this time the outcome of these discussions.

We are not currently involved in any other material legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on our financial position or profitability.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our ordinary shares. We do not anticipate paying any cash dividend on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

(B) SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since January 31, 2003.

                                     ITEM 9


                              THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, on the OTCBB. The following table lists the high and low closing prices, in dollars, of our ordinary shares for the years indicated as reported by the American Stock Exchange, the NASDAQ National Market or the OTCBB (as applicable) for the period during which our ordinary shares were so traded for each financial year indicated below:

       YEAR                                 HIGH                   LOW
       ----                                 ----                   ---
       1998                                $7.0625               $1.4375
       1999                               $20.7500               $4.6250
       2000                               $38.0000               $2.1250
       2001                                $3.0500               $0.1800
       2002                                $0.6500               $0.0700

The following tables list the high and low closing prices, in dollars, of our ordinary shares as reported by the NASDAQ National Market or the OTCBB (as applicable) for each full financial quarter of the periods indicated below:

       2001                                 HIGH                   LOW
       ----                                 ----                   ---

       First Quarter                       $2.7500               $0.6563
       Second Quarter                      $3.0500               $1.5700
       Third Quarter                       $1.9500               $0.1800
       Fourth Quarter                      $0.5000               $0.2100

       2002                                 HIGH                  LOW
       ----                                 ----                  ---

       First Quarter                       $0.4500               $0.1300
       Second Quarter                      $0.6500               $0.1400
       Third Quarter                       $0.1800               $0.0700
       Fourth Quarter                      $0.2400               $0.1000


       2003                                 HIGH                  LOW
       ----                                 ----                  ---

       First Quarter                       $0.2300               $0.1100
       Second Quarter (through July 15,
       2003)                               $0.3600               $0.1700


The following table lists the high and low closing prices, in dollars, of our ordinary shares as reported by the OTCBB for the six most recent months:

       2003                                HIGH                   LOW
       ----                                ----                   ---
       January                            $0.1300                $0.1100
       February                           $0.1300                $0.1100
       March                              $0.2300                $0.1100
       April                              $0.2200                $0.1100
       May                                $0.3600                $0.1500
       June                               $0.3100                $0.1700
       July (through July 15, 2003)       $0.2700                $0.1900



(B) PLAN OF DISTRIBUTION

Not applicable.

(C) MARKETS

On July 7, 1998, we completed our initial public offering, at which time our ordinary shares began trading on the American Stock Exchange, under the symbol EMU. In June 1999, we changed our name from Emultek Ltd. to e-SIM Ltd., and our symbol changed to EIM. In March 2000, we changed our listing to the NASDAQ National Market under the symbol ESIM. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, on the OTCBB. Our shares were not traded publicly prior to our initial public offering.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.


                                     ITEM 10


                             ADDITIONAL INFORMATION

(A) SHARE CAPITAL

Not applicable.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

SECURITIES REGISTERS

Our transfer agent and register is the American Stock Transfer & Trust Co. and its address is 59 Maiden Lane, New York, NY 10038.

At our Annual General Meeting of Shareholders on July 13, 2001, we adopted amended articles of association, which replaced our previous articles of association in their entirety. The following is a summary of the material provisions of our articles of association currently in effect and related provisions of Israeli law. This summary does not purport to be a complete description and is qualified in its entirety by reference to the complete text of our articles of association.

PURPOSES OF THE COMPANY

We are a public company registered under the Israeli Companies Law as e-SIM Ltd., registration number 52-004343-1. Pursuant to Section 2 of our articles of association, we may engage in any lawful business or matter that we decide upon. By resolution and at the sole discretion of our board of directors, we may grant reasonable contributions and donations for charitable purposes.

DIRECTORS

The Companies Law restricts a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. A director who has an interest in a given matter may not participate in a vote on the matter if the proposal, arrangement or contract at hand constitutes a transaction that is not in the ordinary course of the company's business, is not at market conditions or may materially affect the company's profitability, property or commitments, unless a majority of the company's directors are materially interested in said proposal, arrangement or contract. In the latter case, while directors may participate in the vote, the proposal, arrangement or contract must also be approved at a General Meeting of Shareholders. We are subject to these provisions of the Companies Law.

Pursuant to the Companies Law, decisions relating to the compensation of the directors themselves must receive the approval of our Audit Committee prior to the approval of our the board of directors, and must subsequently be approved by the General Meeting of Shareholders. We have incorporated these provisions of the Companies Law into our articles of association and require the approval of the General Meeting of Shareholders for resolutions concerning remuneration of our directors.

Our board of directors has the authority to borrow any sum in the manner, time and conditions that it may deem fit, including the issuing of bonds or debentures or a series of bonds or debentures, whether secured or non secured, or subordinate to any mortgage, lien or other security of a factory, or property of our company, wholly or partially.

We de not have an age limit requirement for our directors, nor do we require that directors hold any of our shares.

RIGHTS ATTACHED TO SHARES

SHARE CAPITAL

Our registered share capital consists of 20,000,000 ordinary shares, NIS 0.1 par value. Each of our ordinary shares has equal rights with any other such share, including voting rights, the right to participate in any distribution to holders of ordinary shares and any other right provided by the Companies Law to our ordinary shares.


DIVIDEND RIGHTS

Subject to the provisions of the Companies Law, our board of directors may decide to distribute interim and final dividends. Any distribution of dividends must be fixed and paid to shareholders pro rata according to the par value of the shares, subject to our right to alter our existing share capital and rules regarding priority. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend declared, although the board of directors may deduct any amount payable on our shares, whether or not that amount is yet due, and such matter would be subject to certain rules prescribed by Israeli law.


VOTING RIGHTS

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Other than external directors, who are elected for a three-year term, our directors are elected annually by majority vote at our general meeting of shareholders.


LIQUIDATION RIGHTS

In the case of our liquidation, our articles of association provide that share capital shall be returned and surplus of our assets shall be distributed to our shareholders pro rate in proportion to the paid-up capital on the par value of our shares, subject to any provisions of the law concerning liquidation and any special rights that may be attached to our shares in the future.

CHANGE OF RIGHTS ATTACHED TO SHARES

Pursuant to our articles of associations and subject to the provisions of the Companies Law, we may change the rights attached to any of our shares, without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, by an ordinary resolution approved by a simple majority at a General Meeting of Shareholders. If a change entails the division of our share capital into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied only with the consent in writing of the holders of all issued shares of that class, or with the approval of an ordinary resolution passed at a separate general meeting of the holders of the shares of the class.

GENERAL MEETINGS

Pursuant to the provisions of the Companies Law, a General Meeting of Shareholders must be convened annually, no more than 15 months after the previous one, and at such place as may be determined by the board of directors. The board of directors may also convene an extraordinary general meeting as it decides or upon demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding an aggregate of at least 5% of the company's outstanding shares and at least 1% of the voting rights in the company or at least 5% of the voting rights in the company. Prior to any General Meeting of Shareholders, notice will be given in accordance with the relevant provisions of the Companies Law and the Israeli Foreign Traded Companies Regulations.

The quorum requirement for our General Meeting of Shareholders, whether annual or special, is two members present in person or by proxy and holding or representing between them at least 33 1/3% of our outstanding issued share capital. If convened upon request of shareholders, as described above, a meeting adjourned for lack of quorum shall be dissolved, but in any other case it shall be adjourned to the same day one week later at the same time and place or to such day, time and place as the board of directors may, by notice to our shareholders appoint, subject to the relevant provisions of the Companies Law. At the adjourned meeting, the business for which the original meeting was called will be transacted if any two members are present, either in person or by proxy.

Pursuant to our articles of association, at any General Meeting of our shareholders, whether annual or special, resolutions will pass by a simple majority, including resolutions to further amend our articles of association but excluding approval of certain transactions, actions and arrangements for which the Companies Law requires different voting arrangements. See "Item 6. Directors, Senior Management and Employees-Board Practices-Approval of Specified Related Party Transactions Under Israeli Law" for a discussion of these special rules.

LIMITATIONS ON RIGHTS TO OWN SECURITIES

Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

PROVISIONS AFFECTING A POTENTIAL CHANGE OF CONTROL

The Companies Law allows for corporate mergers, so long as the merger is approved both by the board of directors and by the general meeting of shareholders of each company that is a party to the proposed merger. General meeting approval of mergers must be by a vote of the majority of the company's shares, present and voting on the proposed merger. Shares held by the other party to the merger or by a shareholder who also holds at least 25% of such party are excluded from voting on a proposed merger.

Pursuant to the Companies Law, a merger does not require court approval, other than in specified situations. However, the creditors of either party to a proposed merger may petition the courts to delay or prevent a merger if there is a reasonable concern that that the surviving company will be unable to meet the obligations of either party to the merger to their creditors.

Mergers may be completed only after at least 70 days have passed from the time that a request for the approval of a merger has been filed with the Israeli Registrar of Companies.

The Companies Law requires that acquisitions of public companies on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold at least 25% of the target company's shares, and there is no other shareholder holding at least 25% of the share in the company. Similarly, if there is no shareholder who holds more than 50% of the target company's shares, an acquisition that would result in the purchaser holding more than 45% of the company's shares, must also be conducted via a tender offer. These rules apply only to the acquisition of companies, not to mergers, and do not apply to Israeli companies registered for trade outside of Israel, like us, in certain circumstances.

If, following an acquisition of shares, the purchaser would become the holder of more than 90% of the company's shares, the acquisition must be made by means of a tender offer for all of the target company's shares. If all shareholders in the target company except for the holders of shares representing less than 5% of the company's shares accept the tender offer, the purchaser may acquire all shares for which the tender offer was made. However, if a tender offer fails to acquire 95% of the target company, the purchaser may not acquire tendered shares that would raise the purchaser's holding in the company above 90%.

OWNERSHIP THRESHOLD FOR DISCLOSURE

Our articles of association do not provide for an ownership threshold above which shareholding must be disclosed. However, pursuant to the provisions of the Companies Law, we are required to maintain a separate register for shareholders who hold more than 5% of our shares or voting rights.

CHANGES IN SHARE CAPITAL

As provided by our articles of association, we may change our share capital by an ordinary resolution approved by the General Meeting of Shareholders.

(C) MATERIAL CONTRACTS

For a summary of our material contracts see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," and "Item 7. Major Shareholders - Related Party Transactions."

(D) EXCHANGE CONTROLS

The State of Israel's extensive controls on foreign currency, such as the Currency Control Law of 1978, were lifted, in large part, in May 1998. There currently are no Israeli currency control restrictions on payments of dividends on ordinary shares or the proceeds from the sale of ordinary shares. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be paid in non-Israeli currencies, or, if paid in Israeli currency, will be freely repatriable in non-Israeli currencies at the rate of exchange prevailing at the time of the conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the dates when NIS-denominated dividends are declared and paid by us in NIS.

(E) TAXATION


UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a beneficial owner of ordinary shares that is (a) a citizen or resident of the U.S., (b) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any state, (c) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or (d) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, referred to as a "U.S. Shareholder."

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to hold ordinary shares. This summary generally considers only U.S. Shareholders that are the beneficial owners of the ordinary shares that will own ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. Shareholder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances (including potential application of the alternative minimum tax), U.S. federal income tax consequences to certain shareholders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, or "financial services entities"); holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments; holders who own or owned directly, indirectly or by attribution at least 10% of our voting power; taxpayers whose functional currency is not the U.S. dollar; taxpayers who received ordinary shares as compensation; taxpayers who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the U.S.

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws. Certain material aspects of U.S. federal income tax relevant to a beneficial owner other than a U.S. Shareholder, referred to as a Non-U.S. Shareholder, also are discussed below.

EACH INVESTOR IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES.

TAXATION OF ORDINARY SHARES

Dividends. We have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. In the event we do pay a dividend and subject to the discussion below under "-Passive Foreign Investment Companies," a U.S. Shareholder generally will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of Israeli taxes, if any, withheld therefrom) on the date the distribution is received to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Shareholder's tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of ordinary shares. See "--Sale of Exchange of Ordinary Shares." Distributions of current or accumulated earnings and profits generally will not qualify for the dividends-received deduction available to corporations. Under recently-enacted U.S. federal income tax legislation, an individual U.S. holder's "qualified dividend income" is currently subject to tax at reduced rates not exceeding 15%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or (b) such corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "foreign investment company," a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. We do not currently believe that we would be classified as a "foreign investment company," a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. However, see the discussion under "--Passive Foreign Investment Companies" below. Accordingly, dividend distributions with respect to our ordinary shares should be treated as "qualified dividend income" so long as our ordinary shares are traded on the OTCBB or we satisfy the treaty related requirements above and thus should be eligible for the reduced tax rates. Taxpayers must satisfy certain holding period requirements in order to be eligible for the reduced rates for qualified dividend income. Distributions of current or accumulated earnings and profits paid in NIS will be includable in the income of a U.S. Shareholder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are considered to be received by the U.S. Shareholder, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Shareholder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Shareholders who are subject to withholding tax in Israel may generally be entitled to a credit or deduction for U.S. Federal income tax purposes in the amount of the taxes withheld, subject to certain conditions and limitations. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to certain foreign source income. A U.S. Shareholder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received to the extent such U.S. Shareholder has not held the ordinary shares for a minimum period or to the extent such U.S. Shareholder is under an obligation to make certain related payments with respect to substantially similar or related property. Distributions of current or accumulated earnings and profits will generally be foreign source passive income for U.S. foreign tax credit purposes. Special rules may apply to the foreign tax credit computations associated with qualified dividend income, discussed above.

Sale or Exchange of Ordinary Shares. Subject to the discussion below under "-Passive Foreign Investment Companies," upon the sale or exchange of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange by such U.S. Shareholder and its tax basis in the ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. A U.S. Shareholder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Shareholder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," and therefore, may realize foreign currency gain or loss, unless such U.S. Shareholder has elected to use the settlement date to determine its proceeds of sale. If the ordinary shares are publicly traded, a disposition of the shares will be considered to occur on the "trade date," regardless of the U.S. Shareholder's method of accounting. The gain or loss realized on the sale or exchange of ordinary shares will be long-term capital gain or loss if the U.S. Shareholder has a holding period of more than one year at the time of such sale or exchange.

Capital gains of non-corporate taxpayers from the sale or exchange of ordinary shares held more than one year are eligible for reduced rates of taxation applicable to long-term capital gains. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. Gain or loss realized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

A U.S. Shareholder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANIES

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income (including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% or more of the assets (averaged over the year and generally determined based upon fair market value) of our company (including the pro rata share of the assets of any U.S. or foreign company in which we are considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If we are a PFIC, U.S. shareholder, in the absence of an election by such U.S. Shareholder to treat us as a "qualified electing fund," referred to as a "QEF" election, as discussed below, upon certain distributions by us and upon sale or other disposition of the ordinary shares at a gain, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. The U.S. Shareholder would be liable to pay tax at ordinary income tax rates on amounts allocable to the current year and to years prior to our becoming a PFIC, and with respect to other years in the U.S. Shareholder's holding period, at the maximum income tax rates on ordinary income in effect from time to time, plus interest on the tax. Even if a QEF election is not made, a U.S. Shareholder must file a completed IRS Form 8621 with the U.S. Shareholder's U.S. federal income tax return each year. Additionally, if we were to become a PFIC, U.S. Shareholders who acquire ordinary shares from a decedent would be denied the normally available step-up of the tax basis for such shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

If a U.S. Shareholder has made a QEF election for all taxable years that such shareholder has held the ordinary shares and we were a PFIC, distributions and gain will not be deemed to have been recognized ratably over the taxpayer's holding period or be subject to an interest charge, gain on the sale of ordinary shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply. Instead, a U.S. Shareholder that has made a QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF fund as long-term capital gain, regardless of whether we have distributed such earnings or gain.

A U.S. Shareholder of certain publicly traded PFIC stock can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. Shareholder under the election for prior taxable years. If the mark-to-market election is made, then the rules set forth above for taxation of distributions by us and dispositions of ordinary shares at a gain would not apply for periods covered by the election.

We believe that we were not a PFIC for our fiscal year which commenced February 1, 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC.

We can give no assurance that we will have timely knowledge of our future status as a PFIC. In this regard, we do not assume any obligation to make timely disclosure with respect to such status. Moreover, we do not plan to provide U.S. Shareholders with the necessary information to make a QEF election. Consequently, as a practical matter, U.S. Shareholders should assume that they will not be able to make a QEF election. U.S. Shareholders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election or QEF election with respect to our ordinary shares in the event that we are treated as a PFIC.


NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in "--Information Reporting and Backup Withholding," a Non-U.S. Shareholder of ordinary shares who is a beneficial owner of the ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and proceeds from the disposition of, ordinary shares, unless (a) such item is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the U.S. and, in the case of a resident of a country that has a treaty with the U.S., such item is attributable to a permanent establishment (or, in the case of an individual, a fixed place of business) in the United States or (b) in the case of capital gain realized by an individual Non-U.S. Shareholder, the Non-U.S. Shareholder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.


INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. Shareholders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on ordinary shares. In addition, U.S. Shareholders are subject to U.S. backup withholding (currently at a rate of 28%) on dividends paid in the U.S. on ordinary shares unless the U.S. Shareholder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Shareholders are subject to information reporting and backup withholding (currently at a rate of 28%) on proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the U.S. Shareholder provides an IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Shareholders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, ordinary shares, provided that such Non-U.S. Shareholder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against such U.S. Shareholder's or Non-U.S. Shareholder's United States federal income tax liability and may entitle such shareholder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.


ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following is a summary of the current tax laws of the State of Israel as they relate to us and our shareholders, including U.S. and other non-Israeli shareholders. The following also includes a discussion of certain Israeli Government programs benefiting various Israeli businesses, including our company. To the extent that the discussion is based on legislation yet to be subjected to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations. The following summary is included herein for general information only and is not intended to substitute for careful tax planning.

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect.

        The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

        o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations;

        o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

        o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure, so that an Israeli individual or company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains);

        o Imposition of capital gains tax at a rate of 15% on real capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded Israeli companies (such gain was previously exempt from capital gains tax in Israel in certain circumstances). For information with respect to the applicability of Israeli capital gains taxes on the sale of our ordinary shares, see "Capital Gains Tax and Taxation Of Dividends" below;

        o      Imposition of a 10-15% tax on savings;

        o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors), including a reduction in taxes on gains from exercise of options; and

        o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

As most of the measures in the Tax Reform came into effect as of January 1, 2003, there are no tax effects on us as a result of the reform for the year 2002. We cannot yet predict the full effect of the new measures on either the company or our shareholders.

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax to which Israeli companies are subject is 36%. However, the effective rate of tax payable by a company that is qualified under Israeli law as an "Industrial Company" and that derives income from an "Approved Enterprise," as further discussed below, may be considerably lower. See "Law for the Encouragement of Capital Investments, 1959."

Our effective tax rate was 0% through January 31, 2003. The expiration of the benefit period under one of our Approved Enterprise programs may have a material adverse effect on our effective tax rate beginning in the tenth year after we have taxable profits. The continuation of this tax rate is dependent upon the receipt of certain approvals from the Israeli Investment Center, a statutory body made up of representatives of various Israeli Government ministries, referred to as the Investment Center. See "-Law for the Encouragement of Capital Investments 1959."

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, referred to as the Industry Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" it owns. An "Industrial Enterprise" is defined for purposes of the Industry Law as an enterprise the majority activity of which, in a given tax year, is industrial production.

We qualify as an Industrial Company. We are therefore entitled to certain tax benefits, including, among other things, a deduction of the purchase price of patents or certain other intangible property rights at the rate of 12.5% per annum and, subject to certain conditions, the right to submit our tax returns on a consolidated basis. In addition, we, as an Industrial Company may, in certain cases, deduct the expenses incurred in connection with a public offering at the rate of 33.3% of such expenses per annum.

The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that Industrial Enterprises, such as us, are eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and generally range from 20% to 40% on a straight-line basis, and 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates that are applied on a straight-line basis). An Industrial Company may claim 150% of such rates with respect to equipment first put into operations during the years 1992, 1993 and 1994. Moreover, Industrial Enterprises that are Approved Enterprises can choose between (a) the special depreciation rates referred to above or (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum.

Eligibility for benefits under the Industry Law is not contingent upon the approval of any government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

GENERAL

Our production facilities have been granted "Approved Enterprise" status pursuant to the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status. The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, referred to as the Investment Center, within the funding limits set by the Israeli Government budget, be granted the status of an "Approved Enterprise" if such project may promote the objectives of the Investment Law and it is desirable to encourage the implementation of the project by the grant of the approval. These objectives are to attract capital to Israel and encourage economic initiative and investments of foreign and local capital in order to (a) develop the Israeli economy's productive capacity, utilize its resources and economic potential efficiently and maximize the productive capacity of existing enterprises; (b) improve Israel's balance of payments by reducing imports and increasing exports; and (c) assist in the absorption of immigration, distribute the population over the area of the country and create sources of employment.

The Investment Law provides that capital investments in production facilities (or other eligible facilities) may, upon application to the Investment Center, be designated as an Approved Enterprise. Each instrument of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If, as in our case, (a) only a part of a company's taxable income is derived from an Approved Enterprise or (b) a company owns more than one Approved Enterprise, our resulting effective corporate tax rate represents the weighted combination of the various applicable rates. A company owning a "mixed enterprise" (i.e., a company the income of which is derived from both an Approved Enterprise and other sources) generally may not distribute a dividend that is attributable only to the Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits (hereinafter defined), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate represents the weighted combination of the various applicable tax rates. A company may elect to attribute dividends distributed by it only to income not subject to the Alternative Benefits.


TAX BENEFITS

In Israel, income derived by companies is generally taxed at the regular corporate tax rate of 36%. However, income derived from an Approved Enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified "Foreign Investor's Company," referred to as a FIC, that is at least

25% owned by non-Israeli residents) until the earlier of (a) seven or ten, in the case of a FIC, consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (b) 12 years from the year of commencement of production or (c) 14 years from the year of approval of the Approved Enterprise status. A company owning an Approved Enterprise that was approved after April 1, 1986 may elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits ("Alternative Benefits"). Under the Alternative Benefits, undistributed income from the Approved Enterprise is fully tax-exempt (a "tax exemption") for a defined period. The period of tax exemption under the Alternative Benefits program ranges between two and ten years, depending principally upon the geographic location within Israel of the Approved Enterprise and the type of Approved Enterprise. On expiration of the tax exemption, the Approved Enterprise is eligible for the beneficial tax rate (25% or lower in the case of a qualified FIC) for the remainder of the applicable period of benefits, as described above.

Dividends paid out of income derived from an Approved Enterprise (or out of dividends received from a company whose income is derived from an Approved Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The 15% rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company that elects the Alternative Benefits will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified FIC) in respect of the gross amount of the dividend if it pays a dividend out of income derived by its Approved Enterprise during the tax-exemption period, in addition to the withholding tax due on the dividend. The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. We currently have no plans to distribute dividends.

The tax benefits available to an Approved Enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event that we fail to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and we might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that our Approved Enterprises have substantially complied with all such conditions. No assurance can be given that we will continue to so comply or that we qualify as a FIC.

FINANCIAL BENEFITS

An Approved Enterprise is also entitled to a grant from the Government of Israel with respect to investments in certain production facilities located in designated areas within Israel, provided it did not elect the Alternative Benefits. Grants are available for enterprises situated in development areas and for high-technology or skill-intensive enterprises in Jerusalem. The investment grant is computed as a percentage (up to 20%, depending upon the location and size of the enterprise) of the original costs of the fixed assets for which Approved Enterprise status has been granted. For programs approved prior to December 31, 1996, an Approved Enterprise could be entitled to State-guaranteed loans from banks and other financial institutions, of up to 66.67% of approved project expenditures (in lieu of Government grants), whether or not the Alternative Benefits are elected. As of January 31, 2003 the Company had no such outstanding guaranteed loans.

The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us in Israel. As long as we are in compliance with the conditions set forth in the certificates of approvals granted to it, our income derived from Approved Enterprise expansion programs will be tax-exempt for the prescribed period and thereafter will enjoy reduced tax rates, as detailed above.

We were awarded "Approved Enterprise" status by the Israeli Government under the Investment Law with respect to three investment programs, of which two programs were completed, one in April 1993, and the other in March 1998. The Approved Enterprise status allows us a tax exemption on undistributed Israeli income for the period of ten years after the first year that we realize taxable income. As we currently have no taxable income, these benefits have not yet commenced. With respect to the first two investment programs, we also elected to receive Government-guaranteed long-term loans along with the tax exemption. We have not received final approval for the investment programs that ended in April 1993 and March 1998. The benefits are conditional upon the fulfillment of a marketing plan filed by the Company and fulfilling of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises." In the event of our failure to comply with these conditions, the benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part, including interest. In March 1998, we applied for approval to commence a third program, for which we received approval in November 1998.

The Investment Center of the Ministry of Industry and Commerce bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund a portion of the benefits already received, with the addition of interest and penalties. From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, referred to as the Research Law, and the instructions of the Director General of the Ministry of Industry and Trade No. 4.4 of January 2, 1994, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the research and development project's expenditures if they meet certain criteria. These grants are issued in return for the payment of royalties at the rate of 3.5%-5% of the sale of products developed with funds provided by the Office of the Chief Scientist. Total royalties will not exceed 100% (or, in some cases, 150%) of the grants received. Following the full payment of such royalties, there is no further liability for payment, as long as the technology and its manufacturing remain in Israel.

The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any product resulting from such or research or development. Approval of the transfer of technology may be granted only if the recipient abided by all the provisions of the Research Law and regulation promulgated thereunder, including the restriction on the transfer of known-how and the obligation to pay royalties in an increased amount, of up to 300% of the grants received. There can be no assurance that such consent, if requested, will be granted.

We participated in programs sponsored by the Office of the Chief Scientist for the support of research and development activities. Through January 31, 2003, we had obtained grants from the Office of the Chief Scientist aggregating $1,778,000 for certain of our research and development projects. We are obligated to pay royalties to the Office of Chief Scientist at the rate of 3.5%-5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100%-150% of the grants received. Through January 31, 2003, we have accrued or paid royalties to the Office of the Chief Scientist in the aggregate amount of $1,279,000. On January 31, 2003, the aggregate liability to the Office of the Chief Scientist, which is contingent on our income, was $621,000. Some of the accrued royalties were not paid when due In January 2003, we reached a settlement regarding payments to the Office of the Chief Scientist. For additional information concerning the terms of this settlement, see "Item 5. Operating And Financial Review And Prospects - Research and Development, Patents and Licenses - Research and Development Grants."

TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows, subject to certain conditions, a tax reduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry, determined by the field of research, the research and development is for the promotion of enterprise, and is carried out by, or on behalf of, the company seeking the said deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from grants made available to our company by the Israeli Government are not, according to Israeli law, included in research and development expenses, and are thus not deductible.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax (Inflationary Adjustments) Law, 1985, referred to as the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the nominal taxable profits computed under regular historical cost principles. The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, as defined in the Inflationary Adjustments Law, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI.

In November 2001, an amendment to the Inflationary Adjustments Law was passed by the Israeli Knesset, pursuant to which the Minister of Finance, with the approval of the finance committee of the Knesset, can determine that the provisions of the Inflationary Adjustments Law, in whole or in part, will not apply to a tax year if the CPI of that year did not exceed 3%.

Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI, see note 11 to our consolidated financial statements, included elsewhere in this annual report. A FIC may, subject to certain conditions, elect to measure results, for tax purposes, in dollar terms.

One of the net effects of the Inflationary Adjustment Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the New Israeli Shekel exchange rate with respect to the dollar.

CAPITAL GAINS TAX AND TAXATION OF DIVIDENDS

Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 are taxed at a rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the tax rate of 25% will apply to a proportionate part of the gain in accordance with the holding periods of the Asset, before and after January 1, 2003 on a linear basis.

Prior to the Tax Reform, with certain exceptions for sales of shares owned prior to our initial public offering, sales of our ordinary shares by individuals were generally exempted from Israeli capital gains tax.

Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or;
(ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as us). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or
(ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

On the distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or 15% in the case of dividends paid out of income derived from Approved Enterprises; see "--Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends. The Convention between the State of Israel and the Government of the U.S. relating to relief from double taxation, referred to as the Treaty, provides for a maximum tax of 25%, on dividends paid to a resident of the U.S. or 15% in the case of dividends paid out of the profits of an Approved Enterprise. See "--U.S.-Israel Tax Treaty." Where the recipient of the dividend is a U.S. corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, Israeli tax withheld may not exceed 12.5%, subject to certain conditions.


U.S.-ISRAEL TAX TREATY

Under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the U.S. within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents, referred to as a Treaty U.S. Resident, will be 25%; as noted above, however, under the Investment Law and the Treaty, dividends generated by an Approved Enterprise are taxed at the rate of 15%. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company provided certain requirements are met. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if we have certain amounts of passive income. Residents of the U.S. who are subject to withholding tax in Israel may generally be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to the conditions and limitations set forth in applicable U.S. tax legislation. See "-U.S. Federal Income Tax Considerations."

Pursuant to the Treaty and subject to certain conditions and limitations provided for therein, the sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

(F) DIVIDENDS AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or other document is deemed to modify the description contained in this annual report. The exhibits themselves must be reviewed for a complete description of the contract or document.

We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Commission an annual report on Form 20-F containing financial statements audited by an independent consulting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

You may examine and copy this annual report and any other document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The documents concerning us which are referred to in this annual report may also be examined at our principal executive offices located at 19 Hartum Street, Jerusalem, Israel.

In addition, the Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. We began filing our reports through the EDGAR system in November 2002.

(I) SUBSIDIARY INFORMATION

 Not applicable.

                                     ITEM 11


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 Market risk relating to our operations result primarily from changes in interest rates and foreign currency exchange rate fluctuations.


INTEREST RATE RISK

Our interest expenses are sensitive to the LIBOR as some of our loans bear a LIBOR based interest rate.

We do not use derivative financial instruments.

The table below details the balance and interest rates of our loans outstanding as of January 31, 2003:

                                                 AVERAGE
                               BALANCE        INTEREST RATE         FAIR VALUE
                               -------        -------------         ----------
Liabilities
Bank loans                   $  866,000          LIBOR +3%*         $  866,000
                              1,894,000           5.81%              1,894,000
                             ----------                             ----------
Total                        $2,760,000                             $2,760,000

* As of January 31, 2003 one month LIBOR for dollar loans was approximately
1.81%.

FOREIGN CURRENCY RISKS

We are exposed to financial market risk associated with changes in foreign currency exchange rates. The majority of our revenue is transacted in dollars and the majority of our expenses, however, is denominated in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

                                     ITEM 12


             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.



                                    PART TWO

                                    ITEM 13


                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

                                     ITEM 14


  MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

(A)

For information concerning certain changes made in July 2001 to our articles of association which modify the terms of our ordinary shares, see the information contained in the Current Report on Form 6-K filed with the Commission on July 31, 2001. The revised terms of our Ordinary Shares are summarized under "Item 10
- Additional Information - Memorandum and Articles of Association - Rights Attached to Shares."

(B), (C) AND (D) Not applicable.

(E)        USE OF PROCEEDS

The effective date of the registration statement (Registration No. 333-8830) for our initial public offering of our ordinary shares was July 7, 1998. The offering commenced on July 7, 1998 and terminated after the sale of all the securities registered on or about July 10, 1998. The managing underwriters of the offering were Gruntal & Co. L.L.C. and Everen Securities Inc. In the offering, we registered 2,150,000 ordinary shares and sold these ordinary shares for an aggregate offering price of approximately $15 million, reflecting a price per share of $7. In connection with the offering, we incurred expenses of approximately $2 million, which included underwriting discounts and commissions and other expenses such as filing fees relating to the registration statement and the American Stock Exchange, and accounting, legal, printing, engraving and miscellaneous expenses. None of these payments was made, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or to any of our affiliates. The net proceeds that we received as a result of the offering were approximately $13 million.

Through January 31, 2000, proceeds from the offering were used as follows:


        Long-Term Bank Loan Repayment                   $       800,667

        Repayment of Shareholder's Loan                          94,742

        Repayment of Industrial Finance
          Company Loan                                        1,266,091

        Payment of Management Fees                            1,030,057

        Repayment of Short-Term Bank Loans                      387,613

        Purchase of Fixed Assets                                973,909

        Operating Activities                            $     8,478,699



The foregoing table represents the application of all of the proceeds from the offering.

Except for the repayment of the shareholder's loan to an affiliate of Marc Belzberg and the payment of management fees to an affiliate of Samuel Belzberg, each as described in "Item 7. Major Shareholders and Related Party Transactions
- Major Shareholders" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Interests of Management in Certain Transactions" and as set forth above, none of the net proceeds was paid, directly or indirectly, to any of our directors or officers, or their associates, any persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

                                     ITEM 15

                             CONTROLS AND PROCEDURES

(a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Within 90 days prior to the filing date of this annual report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

(b) There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this annual report on Form 20-F.



                                     ITEM 16


                                   [RESERVED]


                                   PART THREE

                                     ITEM 17


                              FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

                                    ITEM 18


                              FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

                                     ITEM 19


                                    EXHIBITS

The exhibits filed with or incorporated into this annual report are listed in the index of exhibits below.

        EXHIBIT NO.                          DESCRIPTION
        -----------                          -----------

           1.1 Memorandum of Association of the Registrant (together with an English translation thereof) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-8830))

           1.2 Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to the annual report on Form 20-F filed with the Commission on July 31,
                      2001)

           4.1 Consulting Agreement, dated August 7, 1997, between the Registrant and Yozma Hofsheet Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-8830))

           4.2 1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-8830))

           4.3 1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.4 Agreement of General Business Conditions, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.5 Agreement, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Commission on July 31,
                      2001)

           4.6 Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.7 Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit
                      4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.8 Convertible Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to
                      Exhibit 4.8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.9 Credit Agreement, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to
                      Exhibit 4.9 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.10 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.11 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.12 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit
                      4.12 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.13 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.14 Agreement dated August 14, 2002 between the Registrant and Gibralt Capital (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.15* Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Industrial Development Bank of Israel Ltd.

           4.16* Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Israel Discount Bank Ltd.

           4.17* Agreement, dated July 31, 2003, between the Registrant and Smithfield Investments B.V.

           8 List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           12.1*      Consent of Kost Forer & Gabbay, a member of Ernst & Young
                      Global

           12.2* Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

           12.3* Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

-----------------
*   Filed herewith.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                BY: /s/ Marc Belzberg
                                    -------------------------------------------
                                    Name: Marc Belzberg
                                    Title: Director and Chief Executive Officer


Dated: July 31, 2003

                                 CERTIFICATIONS

I, Marc Belzberg, certify that:

1. I have reviewed this annual report on Form 20-F of e-SIM Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: July 31, 2003
                                        /s/ Marc Belzberg

                                        Marc Belzberg
                                        Chief Executive Officer

                                 CERTIFICATIONS

I, Yaron Eldad, certify that:

1. I have reviewed this annual report on Form 20-F of e-SIM Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: July 31, 2003

                                             /s/ Yaron Eldad

                                             Yaron Eldad
                                             Chief Financial Officer

                         E-SIM LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF JANUARY 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                    PAGE
                                                                --------------

REPORT OF INDEPENDENT AUDITORS                                       F-2

CONSOLIDATED BALANCE SHEETS                                       F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)           F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-8 - F-33




                                 - - - - - - - -

ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                   E-SIM LTD.


           We have audited the accompanying consolidated balance sheets of e-SIM Ltd. ("the Company") and its subsidiaries as of January 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                               /s/ KOST FORER & GABBAY
March 12, 2003                             A Member of Ernst & Young Global

                                               E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                         JANUARY 31,
                                                                             -----------------------------------
                                                                                  2002                2003
                                                                             ---------------    ----------------
    ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                                   $     1,305        $        627
    Trade receivables (net of allowance for doubtful accounts of
      $ 138 and $ 123 as of January 31, 2002 and 2003, respectively)                  1,343               1,594
    Other receivables and prepaid expenses                                              351                 252
                                                                             ---------------    ----------------

 Total current assets                                                                 2,999               2,473
                                                                             ---------------    ----------------

 SEVERANCE PAY FUND                                                                     466                 598
                                                                             ---------------    ----------------

 LONG-TERM PREPAID EXPENSES                                                              72                  64
                                                                             ---------------    ----------------


 PROPERTY AND EQUIPMENT, NET                                                          1,078                 534
                                                                             ---------------    ----------------

                                                                               $     4,615        $       3,669
                                                                             ===============    ================





The accompanying notes are an integral part of the consolidated financial statements.

                                               E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                     JANUARY 31,
                                                                         -----------------------------------
                                                                              2002                2003
                                                                         ---------------    ----------------
      LIABILITIES AND SHAREHOLDERS' DEFICIENCY

 CURRENT LIABILITIES:
    Short-term bank credit                                                $           4      $           14
    Current maturities of long-term bank loans                                    3,356               2,070
    Current maturities of convertible bank loans                                    840                 690
    Trade payables                                                                  977                 630
    Related parties                                                                 529               1,659
    Convertible loan from a related party                                             -                 190
    Employees and payroll accruals                                                  535                 643
    Deferred revenues                                                               349               1,265
    Accrued expenses and other liabilities                                          484                 239
                                                                         ---------------    ----------------

 Total current liabilities                                                        7,074               7,400
                                                                         ---------------    ----------------

 LONG-TERM LIABILITIES:
    Royalties to OCS and Marketing Fund                                               -                 291
    Accrued severance pay                                                           816                 869
                                                                         ---------------    ----------------

 Total long-term liabilities                                                        816               1,160
                                                                         ---------------    ----------------

 SHAREHOLDERS' DEFICIENCY:
    Ordinary shares - NIS 0.1 par value:
      20,000,000 shares authorized as of January 31, 2002 and 2003;
         11,665,359 shares issued and outstanding as of January
         31, 2002 and 2003                                                          356                 356
    Additional paid-in capital                                                   32,540              32,666
    Receipts on account of shares                                                     -                   5
    Deferred stock compensation                                                       -                (63)
    Accumulated other comprehensive loss                                           (42)                 (7)
    Accumulated deficit                                                        (36,129)            (37,848)
                                                                         ---------------    ----------------

 Total shareholders' deficiency                                                 (3,275)             (4,891)
                                                                         ---------------    ----------------

                                                                          $       4,615      $        3,669
                                                                         ===============    ================


The accompanying notes are an integral part of the consolidated financial statements.

                                               E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                     YEAR ENDED JANUARY 31,
                                                                  -----------------------------------------------------------
                                                                        2001                  2002                 2003
                                                                  -----------------     ----------------     ----------------
 Revenues:
    Products                                                        $        6,818        $       3,031        $       3,304
    Services                                                                 3,063                2,005                2,916
                                                                  -----------------     ----------------     ----------------

                                                                             9,881                5,036                6,220
                                                                  -----------------     ----------------     ----------------
 Cost of revenues:
    Products                                                                   383                  169                  267
    Services                                                                 1,735                1,776                1,663
                                                                  -----------------     ----------------     ----------------

                                                                             2,118                1,945                1,930
                                                                  -----------------     ----------------     ----------------

 Gross profit                                                                7,763                3,091                4,290
                                                                  -----------------     ----------------     ----------------

 Operating expenses and costs:
    Product development                                                      2,475                    -                    -
    Web-site development                                                       800                    -                    -
    Research and development, net                                            2,774                2,610                1,464
    Selling, marketing, general and administrative, net                      8,751                7,854                4,261
    Restructuring and impairment of website development                          -                  910                    -
                                                                  -----------------     ----------------     ----------------

 Total operating expenses                                                   14,800               11,374                5,725
                                                                  -----------------     ----------------     ----------------

 Operating loss                                                              7,037                8,283                1,435
 Financial expenses (income), net                                            (230)                  210                  (9)
 Other expenses, net                                                           730                  426                   94
                                                                  -----------------     ----------------     ----------------

 Loss before taxes on income                                                 7,537                8,919                1,520
 Taxes on income                                                                56                   62                  199
                                                                  -----------------     ----------------     ----------------

 Net loss                                                           $        7,593        $       8,981        $       1,719
                                                                  =================     ================     ================

 Basic and diluted net loss per share                               $        0.65         $        0.77        $        0.15
                                                                  =================     ================     ================

 Weighted average number of shares used in computing basic
    and diluted net loss per share                                     11,642,687            11,663,170           11,665,359
                                                                  =================     ================     ================


The accompanying notes are an integral part of the consolidated financial statements.

                                               E-SIM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                 ORDINARY SHARE CAPITAL      ADDITIONAL     RECEIPTS ON       DEFERRED
                                             -----------------------------     PAID-IN       ACCOUNT OF        STOCK
                                                 SHARES         AMOUNT         CAPITAL         SHARES       COMPENSATION
                                             --------------  -------------  -------------  -------------- -----------------
Balance as of February 1, 2000                  11,326,765     $      348      $  30,303      $    2,000     $        (26)
   Issuance of shares, net                         250,000              6          2,012         (2,000)                 -
   Exercise of options                              70,927              2            173               -                 -
   Exercise of warrants                             11,680        *)    -              -               -                 -
   Amortization of beneficial conversion
     feature                                             -              -             43               -                 -
   Amortization of deferred stock
     compensation                                        -              -              -               -                26
   Comprehensive loss:
     Net loss                                            -              -              -               -                 -
     Other comprehensive loss -
     Foreign currency translation
        adjustments                                      -              -              -               -                 -
                                             --------------  -------------  -------------  -------------- -----------------
   Total comprehensive loss

Balance as of January 31, 2001                  11,659,372            356         32,531               -                 -
   Exercise of options                               5,987        *)    -              9               -                 -
   Comprehensive loss:
     Net loss                                            -              -              -               -                 -
     Other comprehensive loss -
     Foreign currency translation
        adjustments                                      -              -              -               -                 -
                                             --------------  -------------  -------------  -------------- -----------------
   Total comprehensive loss

Balance as of January 31, 2002                  11,665,359            356         32,540               -                 -

   Exercise of options                                   -              -              -               5                 -
   Deferred stock compensation in respect
     of repriced options                                 -              -            126               -             (126)
   Amortization of deferred stock
     compensation on repriced options                    -              -              -               -                63
   Comprehensive loss:
     Net loss                                            -              -              -               -                 -
     Other comprehensive income (loss)
     Foreign currency translation
        adjustments                                      -              -              -               -                 -
                                             --------------  -------------  -------------  -------------- -----------------
Total comprehensive loss


Balance as of January 31, 2003                  11,665,359     $      356     $   32,666      $        5     $        (63)
                                             ==============  =============  =============  ============== =================


*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.


** TABLE CONTINUED... **
                                       F-6-A

                                               ACCUMULATED                                                  TOTAL
                                                  OTHER                                 TOTAL           SHAREHOLDERS'
                                              COMPREHENSIVE       ACCUMULATED       COMPREHENSIVE          EQUITY
                                                   LOSS             DEFICIT             LOSS            (DEFICIENCY)
                                            -------------------  ---------------- -------------------  ----------------
Balance as of February 1, 2000                $            (6)      $   (19,555)                          $     13,064
   Issuance of shares, net                                   -                 -                                    18
   Exercise of options                                       -                 -                                   175
   Exercise of warrants                                      -                 -                                     -
   Amortization of beneficial conversion
     feature                                                 -                 -                                    43
   Amortization of deferred stock
     compensation                                            -                 -                                    26
   Comprehensive loss:
     Net loss                                                -           (7,593)    $        (7,593)           (7,593)
     Other comprehensive loss -
     Foreign currency translation
        adjustments                                       (12)                 -                (12)              (12)
                                            -------------------  ---------------- -------------------  ----------------
   Total comprehensive loss                                                         $        (7,605)
                                                                                  ===================
Balance as of January 31, 2001                            (18)          (27,148)                                 5,721
   Exercise of options                                       -                 -                                     9
   Comprehensive loss:
     Net loss                                                -           (8,981)    $        (8,981)           (8,981)
     Other comprehensive loss -
     Foreign currency translation
        adjustments                                       (24)                 -                (24)              (24)
                                            -------------------  ---------------- -------------------  ----------------
   Total comprehensive loss                                                         $        (9,005)
                                                                                  ===================
Balance as of January 31, 2002                            (42)          (36,129)                               (3,275)

   Exercise of options                                       -                 -                                     5
   Deferred stock compensation in respect
     of repriced options                                     -                 -                                     -
   Amortization of deferred stock
     compensation on repriced options                        -                 -                                    63
   Comprehensive loss:
     Net loss                                                -           (1,719)    $        (1,719)           (1,719)
     Other comprehensive income (loss)
     Foreign currency translation
        adjustments                                         35                 -                  35                35
                                            -------------------  ---------------- -------------------  ----------------
Total comprehensive loss                                                            $        (1,684)
                                                                                  ===================

Balance as of January 31, 2003                $            (7)     $    (37,848)                         $     (4,891)
                                            ===================  ================                      ================


*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.


** TABLE COMPLETE **
                                       F-6-B

                                               E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                               YEAR ENDED JANUARY 31,
                                                                               -----------------------------------------------------
                                                                                    2001               2002               2003
                                                                               ---------------    ---------------    ---------------
 Cash flows from operating activities:
 Net loss                                                                       $     (7,593)      $    (8,981)      $     (1,719)
 Adjustments required to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                         668               653                403
    Amortization of deferred stock compensation                                            26               -                   63
    Impairment of long-term investment and website development costs                      730             1,027                -
    Amortization of beneficial conversion feature                                          43               -                  -
    Loss on sale of property and equipment                                                 16                46                 94
    Accrued interest on long-term investment                                              (7)               -                  -
    Accrued severance pay, net                                                            103               (9)               (79)
    Royalties to OCS and marketing fund                                                   -                 -                  291
    Decrease (increase) in trade receivables                                            (783)             1,541              (246)
    Decrease (increase) in other receivables and prepaid expenses including
      long-term                                                                         (196)               234                155
    Increase (decrease) in trade payables                                               1,178           (1,017)              (328)
    Increase (decrease) in related parties, employees and payroll accruals,
      deferred revenues and accrued expenses and other liabilities                        260             (232)              1,239
                                                                               ---------------    ---------------    ---------------

 Net cash used in operating activities                                                (5,555)           (6,738)              (127)
                                                                               ---------------    ---------------    ---------------

 Cash flows from investing activities:
 Purchase of property and equipment                                                     (826)             (147)               (63)
 Investment in long-term investment                                                   (1,229)               -                  -
 Proceeds from sale of property and equipment                                              21                32                 50
 Investment in website development costs                                                (721)               -                  -
                                                                               ---------------    ---------------    ---------------

 Net cash used in investing activities                                                (2,755)             (115)               (13)
                                                                               ---------------    ---------------    ---------------

 Cash flows from financing activities:
 Issuance of shares, net                                                                 (47)                 9                -
 Receipts on account of shares                                                            -                 -                    5
 Short-term bank credit, net                                                              -               (196)                 10
 Proceeds from long-term bank loans                                                     2,000             1,710                -
 Proceeds from loan from a related party                                                  -                 -                  760
 Proceeds from convertible loan from a related party                                      -                 -                  190
 Proceeds from convertible bank loans                                                     500               -                  -
 Principal payments of long-term bank loans, net                                         (76)              (18)            (1,436)
                                                                               ---------------    ---------------    ---------------

 Net cash provided by (used in) financing activities                                    2,377             1,505              (471)
                                                                               ---------------    ---------------    ---------------

 Effect of exchange rate changes on cash and cash equivalents                             (2)              (30)               (67)
                                                                               ---------------    ---------------    ---------------

 Decrease in cash and cash equivalents                                                (5,935)           (5,378)              (678)
 Cash and cash equivalents at the beginning of the year                                12,618             6,683              1,305
                                                                               ---------------    ---------------    ---------------

 Cash and cash equivalents at the end of the year                               $       6,683      $      1,305       $        627
                                                                               ===============    ===============    ===============
 Non-cash activities:
 Issuance expenses                                                              $          50      $          -       $          -
                                                                               ===============    ===============    ===============

 Sale of property and equipment                                                 $           -      $          -       $         66
                                                                               ===============    ===============    ===============
 Supplemental disclosure of cash flows activities -
 Cash paid during the year for interest                                         $         200      $         99       $        119
                                                                               ===============    ===============    ===============

 Cash paid during the year for taxes                                            $          65      $         59       $         37
                                                                               ===============    ===============    ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-         GENERAL

           a. e-SIM Ltd. (together with its subsidiaries - "the Company") was incorporated in 1989 in Israel and commenced operations in 1991. In January 1996, e-SIM Inc. a wholly-owned subsidiary of e-SIM Ltd. was incorporated in the State of Delaware and commenced operations. In November 1998, e-SIM Japan Ltd., a wholly-owned subsidiary of e-SIM Ltd., was incorporated in Tokyo, Japan and commenced operations in February 1999. In August 1999, e-SIM Europe SARL, a wholly-owned subsidiary of e-SIM Ltd., was incorporated in France and commenced operations. These subsidiaries coordinate the activities of the Company's direct and indirect sales in the U.S., the Far East and in Europe. During 2002 the European subsidiary suspended its operations.

                      The Company is a provider of advanced simulation technology for use in the development, promotion and support of wireless consumer and industrial electronic products. The Company supports the entire life cycle of these products and divides its activities into two segments. The Software Tools (formerly known as Embedded System) segment provides simulation technology for the design of the user interfaces for consumer electronics products. The Company's patent-pending statechart technology allows manufacturers to automatically generate compact C code that can be embedded directly into consumer and industrial electronic products. The technology is also capable of automatically generating specifications and user manuals. The LiveProducts segment produces product simulations for delivery on the Web that allow consumers to operate virtual simulations of electronic products over the Web.

                      The Company has an accumulated deficit of approximately $ 38 million and negative cash flows from operating activities for the year ended January 31, 2003, of approximately $ 127,000. The Company will need to obtain additional funds in order to continue its operations as a going concern. The Company's management believes that sufficient funds will be available through 2003.

           b.         As for major customers, see Note 13c.

           c.         Restructuring costs:

                      During the second quarter of 2001, the Company's Board of Directors approved a cost reduction plan. The cost reduction plan provides for the termination of up to approximately seventy four employees accounted for in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3") and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB No. 100"). The terminations resulted from the Company's strategy to reduce costs and achieve profitability. Restructuring charges of $309,000 were expensed during the year ended January 31, 2002. This charge is comprised of $272,000 relating to involuntary employee terminations and $37,000 relating to other exit costs. As of January 31, 2002, all of the restructuring costs were paid in cash.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES

           The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

           a.         Use of estimates:

                      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           b.         Financial statements in U.S. dollars:

                      A majority of e-SIM Ltd.'s revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of e-SIM Ltd.'s costs is incurred in dollars. e-SIM Ltd.'s management believes that the dollar is the primary currency of the economic environment in which e-SIM Ltd. operates. Thus, the functional and reporting currency of e-SIM Ltd. is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

                      The financial statements of certain subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of shareholders' equity (deficiency) in accumulated other comprehensive income (loss).

           c.         Principles of consolidation:

                      The consolidated financial statements include the accounts of e-SIM Ltd. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

           d.         Cash equivalents:

                      Cash equivalents include short-term highly liquid investments that are readily convertible to cash, originally purchased with maturities of three months or less.

           e.         Investment in a company:

                      Investments in privately held companies in which the Company does not have the ability to exercise significant influence over operating and financial policies of the investees, are presented at cost. The carrying value is periodically reviewed by management. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      During March 2000, e-Sim Ltd. entered into a Letter of Intent (the "LOI") with a company engaged in the development of technology complementary to e-Sim Ltd's LiveProducts business, relating to a possible acquisition of the target company by e-Sim Ltd. shares. As part of the LOI, e-Sim Ltd. invested $ 1 million, which represented approximately 2.75% of the equity stock in the said company. In addition, e-Sim Ltd. provided the said company with several loans in a total amount of $149,000, which bear annual interest of 12% to be repaid in three installments starting from October 31, 2000 through December 15, 2000. As of January 31, 2002 none of the installments were repaid.

                      e-Sim Ltd.'s management decided to write off the investment in the said company, since certain circumstances such as the global decrease in valuation of similar technology companies and current information about the prospects of the said company including capital raising possibilities, indicated that all the carrying amount of the investment may not be recoverable. The impairment had been recorded as other expenses in the statements of operations. During the years ended January 31, 2001 and 2002, the impairment expenses were $ 730,000 and $ 426,000 respectively.

           f.         Property and equipment:

                      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                      Computers and peripheral equipment                       33%
                      Office furniture and equipment                         6 - 20%
                      Motor vehicles                                           15%
                      Leasehold improvements                        Over the term of the lease

           g.         Impairment of long-lived assets to be disposed:

                      The Company's long-lived assets are reviewed for impairment, in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and the Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of January 31, 2003, no impairment losses have been identified.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           h.         Revenue recognition:

                      The Company has derived its revenues from license fees for its products, maintenance and support, royalties and from rendering consulting services including implementation, and training. The Company sells its products through its direct sales force and indirectly through resellers (both of which are considered end-users). The Company also generates revenues from providing full product simulation for delivery over the Internet and Intranet, and from fees deriving from usage of the simulation.

                      The Company implements Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. Revenues from software arrangements are recognized upon delivery of the product, when no future obligation exists, when collection is probable, the product fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists. The Company does not grant a right of return to its customers. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000.

                      The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to maintenance and support, consulting services including implementation and training is based on a renewal ratio and the price charged when these elements are sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for all of the delivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element.

                      Maintenance and support revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                      The Company is entitled to royalties upon some of the licensing agreements for the software tools. Royalties are recognized when such royalties are reported to the Company or at such time when a buyout agreement is signed with the end customer.

                      Revenues from consulting services, implementation, and training included in multiple element arrangements are recognized at the time such services are rendered.

                      Revenues from product simulation are recognized in accordance with SOP No. 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", using contract accounting on a percentage of completion method based on basis of units of work completed. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      contract. As of January 31, 2003, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                      The Company is entitled to usage fees upon licensing of the product simulation to the end users. Revenues from usage fees are recognized when such revenues are reported to the Company or at such time when a buyout agreement is signed with the end customer.

                      In contracts in which acceptance by the customer of particular aspects of the transaction is required, the Company defers revenues dependent upon such acceptance until the acceptance is confirmed.

                      Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

           i.         Website development costs:

                      During 2000, the Company adopted the provision of the Emergency Issue Task Force ("EITF") consensus No. 00-2 "Accounting for Web Site Development Costs" which provides guidance on what types of costs associated with website development should be capitalized or expensed. The Company has developed an Internet website and began the application phase of this software system. During 2000, the Company capitalized $ 721,000 of development costs related to internal use software. Such capitalized amounts were amortized, on a straight-line basis, over a three-year period, until the second quarter of 2001.

                      During the second quarter of 2001, the Company determined that the costs incurred in developing the Livemanuals.com website were not recoverable. Therefore $ 601,000, which represents the net value of the investment in the web-site, was written off.

           j.         Research and development costs:

                      Statement of Financial Accounting Standards No. 86 ("SFAS No. 86") "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                      Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           k.         Advertising expenses:

                      Advertising expenses are charged to the statement of operations as incurred. Advertising expenses amounted to $ 459,000, $ 325,000 and $ 41,000 for the years ended
                      January 31, 2001, 2002 and 2003, respectively.

           l.         Income taxes:

                      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

           m.         Warranty costs:

                      The Company provides its customers with a warranty of up to 90 days from the shipment date. The Company's liability is to replace the licensed software or to make a reasonable effort to correct any defect in the licensed software. No provision for warranty costs was recorded in the financial statements due to immateriality.

           n.         Concentrations of credit risk:

                      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

                      Cash and cash equivalents are invested in major banks in the U.S., Europe, Japan and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                      The trade receivables of the Company are mainly derived from sales to customers located primarily in the United States, the Far East and Europe. The Company performs ongoing credit evaluation of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection plus a 3% general allowance. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

                      The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts of other foreign hedging arrangements.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           o.         Accounting for stock-based compensation:

                      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25"), and FASB interpretation No. 44 "Accounting of Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of the grant, compensation expense is recognized over the vesting period of the options.

                      Under Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS No. 148") that amended Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings
                      (loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for the years ended January 31, 2001, 2002 and 2003: expected volatility of 1.379, 1.698 and 1.595, respectively; risk-free interest rates of 6%, 2% and 1.5% respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of 4.77, 4.61 and 5.75 years, respectively.

                      The following table illustrates the effect on the net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                                            YEAR ENDED JANUARY 31,
                                                                            ------------------------------------------------------
                                                                                 2001                2002               2003
                                                                            ---------------    ----------------    ---------------
             Net loss as reported                                             $     (7,593)      $     (8,981)       $    (1,719)
             Add: total stock-based employee compensation expense
                determined under fair value based method                           (1,145)             (1,443)              (225)
                                                                            ---------------    ----------------    ---------------

             Pro forma net loss                                               $     (8,738)      $    (10,424)       $    (1,944)
                                                                            ===============    ================    ===============

             Pro forma basic and diluted net loss per share                   $      (0.75)      $      (0.89)       $     (0.17)
                                                                            ===============    ================    ===============

           p.         Royalty bearing grants:

                      Royalty-bearing grants from the Government of Israel for funding approved research and development projects and from the Bi-National Industrial Research and Development Fund ("BIRD-F") are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 238,000, $ 427,000 and $ 0 for the years ended January 31, 2001, 2002 and 2003, respectively.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      The Company also obtained grants from the Government of Israel, through the Fund for Encouragement of Marketing Activities Abroad. Such grants are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are presented as a deduction of selling and marketing expenses. Marketing grants amounted to $ 180,000, $ 0 and $ 0 for the years ended January 31, 2001, 2002 and 2003, respectively.

           q.         Severance pay:

                      The Company's liability for severance pay is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof, if they have been employed by the Company for at least one year. The Company's liability for all of its employees in Israel, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                      The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                      Severance expenses for the years ended January 31, 2001, 2002 and 2003, were approximately $ 308,000, $ 494,000 and
                      $ 322,910, respectively.

           r.         Fair value of financial instruments:

                      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                      The carrying amounts of cash and cash equivalents, trade receivables, trade payables related party payables and short-term bank credit approximate their fair value due to the short-term maturity of such instruments.

                      The carrying amounts of the Company's long-term bank loans, convertible loans and convertible loans from a related party approximate their fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

           s.         Basic and diluted net loss per share:

                      Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      All convertible loans and outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented.

                      The total weighted average number of shares related to convertible loans and stock options outstanding excluded from the calculation of diluted net loss per share was 1,931,509, 1,919,231 and 4,259,823 for the years ended
                      January 31, 2001, 2002 and 2003, respectively.

           t.         Reclassification:

                      Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's equity or cash flows.

           u.         Impact of recently issued accounting standards:

                      In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminated an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

                      In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 34"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on results of operations or financial position.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-         SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of January 1, 2003, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.


NOTE 3:-         OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                              JANUARY 31,
                                                                  -----------------------------------
                                                                       2002                2003
                                                                  ---------------    ----------------
                                                                             IN THOUSANDS
                                                                  -----------------------------------
                 Government authorities                            $          17      $           84
                 Prepaid expenses                                            250                 140
                 Employees                                                    81                  13
                 Other                                                         3                  15
                                                                  ---------------    ----------------

                                                                   $         351      $          252
                                                                  ===============    ================


NOTE 4:-         PROPERTY AND EQUIPMENT, NET

                 a. Comprised as follows:

                         Cost:
                         Computers and peripheral equipment         $      2,224       $       1,923
                         Office furniture and equipment                      549                 445
                         Motor vehicles                                      387                 271
                         Leasehold improvements                              344                 265
                                                                  ---------------     ---------------

                                                                           3,504               2,904
                         Less - accumulated depreciation                   2,426               2,370
                                                                  ---------------     ---------------

                         Depreciated cost                           $      1,078       $         534
                                                                  ===============     ===============

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:-         PROPERTY AND EQUIPMENT, NET (CONT.)

           b. Depreciation expenses for the years ended January 31, 2001, 2002 and 2003 were $ 608,000, $ 593,000 and $
                      403,000, respectively.

           c.         As for charges, see Note 9c.


NOTE 5:-         SHORT-TERM BANK CREDIT

                      As of January 31, 2002 and 2003, the Company had short-term revolving credit in the amount of $ 4,000 and $14,000, respectively. The weighted average interest rates as of January 31, 2002 and 2003, were 13.0% and 10.35%
                      respectively.


NOTE 6:-         ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                        JANUARY 31,
                                                                            -----------------------------------
                                                                                  2002               2003
                                                                            ----------------    ---------------
                                                                                       IN THOUSANDS
                                                                            -----------------------------------
                   Government authorities, net of grants to be received      $          189      $         192
                   Other                                                                295                 47
                                                                            ----------------    ---------------

                                                                             $          484      $         239
                                                                            ================    ===============


NOTE 7:-         LONG-TERM BANK LOANS

                      During September and November 2000, the Company entered into two long-term loan agreements with two Israeli banks, according to which the Company is entitled to aggregate loans in the amount of up to $ 4,200,000 to be repaid within two years.

                      In August 2002, the Company entered into agreements with the two banks, to extend the scheduled maturity of the above-mentioned loans and to make certain other changes to the terms. Pursuant to the amended terms, the Company will repay the loans in monthly payments consisting of principal and interest in an aggregate amount of $ 70,000 per month, and the monthly payment will be increased in any quarter in which the Company's revenues exceed $ 2 million. The unpaid balance of the loans will become due on August 31, 2003, unless the banks at that time, at their sole discretion, agree to extend the payment date. The banks can demand prior payment of the loans upon the occurrence of an event of default, such as non-payment of installments, liquidation of the Company or if the banks deem that events have occurred that harm or might harm the Company's ability to perform its commitments to the banks.

                      In addition, until at least one half of the outstanding principal of the loans has been repaid, the Company has undertaken not to make any cash payments of management fees to any shareholder holding, directly or indirectly, 5% or more of its shares.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7:-         LONG-TERM BANK LOANS (CONT.)

                      The banks can demand a prior payment of the loan upon the occurrence of an event of default, such as non-payment of installment, liquidation of the Company or if the banks deem that events have occurred that harm or might harm the Company's ability to perform its commitments to the banks.

                      As of January 31, 2003, the Company utilized an amount of $ 2,760,000, out of which an amount of $ 690,338, is a convertible loan (see Note 8).

                      The Company had an unused credit facility in the amount of approximately $ 1,097,656 as of January 31, 2003.

                      In July 2003, the Company reached an agreement with the banks, regarding extension of the loans (See Note 15).


                                                               WEIGHTED AVERAGE
                                                                INTEREST RATE
                                                              FOR THE YEAR ENDED
                                                                  JANUARY 31,                            JANUARY 31,
                                                     ------------------------------------   -----------------------------------
                                                           2002               2003                2002               2003
                                                     ----------------   -----------------   ----------------   ----------------
                                                                                                       IN THOUSANDS
                                                                                            -----------------------------------
     Loans linked to the U.S. dollar                      5.37%               5.31%          $        3,356     $        2,070
     Loan linked to the Israeli Consumer Price
        Index ("CPI")                                                                                     -                  -
                                                                                            ----------------   ----------------

                                                                                                      3,356              2,070
     Less - current maturities                                                                        3,356              2,070
                                                                                            ----------------   ----------------

                                                                                             $            -                  -
                                                                                            ================   ================


NOTE 8:-         CONVERTIBLE BANK LOANS AND CONVERTIBLE LOANS FROM A RELATED
                 PARTY

           a.         In connection with the credit line agreements (see Note
                      7), the Company entered into convertible loan agreements, in the amount of $ 690,338, to be converted into Ordinary shares of the Company, with an average conversion price of $ 3.85 per share.

                      In consideration for the extension of the long-term bank loans in 2002, the terms of the convertible debentures issued to the banks have been amended to grant them the right to convert a portion of the loan into an additional aggregate number of 349,960 Ordinary shares at the market price of the Company's Ordinary shares on the date of the agreement. The banks will have the right to purchase additional Ordinary shares, if the term of the loans is extended, at the same terms after August 31, 2003 (see
                      Note 15).

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8:-         CONVERTIBLE BANK LOANS AND CONVERTIBLE LOANS FROM A RELATED
                 PARTY (CONT.)

                      As of January 31, 2003, the convertible loans that are linked to the U.S. dollar consisted of the following:

                                                                        INTEREST      CONVERSION         EXPIRATION
                        ISSUANCE DATE                     AMOUNT          RATE          PRICE               DATE
         ------------------------------------------  ---------------- ------------ ----------------  -------------------
 a.        September 2000                             $      221,344       4.81%            $ 4          August 2003
 b.        November 2000                                     200,000       5.81%         $ 4.21          August 2003
 c.        March 2001                                        120,000       5.81%         $ 4.21          August 2003
 d.        April 2001                                        100,000       5.81%         $ 4.21          August 2003
 e.        August 2002                                        24,497       5.81%         $ 0.14          August 2003
 f.        August 2002                                        24,497       4.81%         $ 0.14          August 2003
                                                     ----------------
           Balance as of January 31, 2003             $      690,338
           Less - current maturities                         690,338
                                                     ----------------
                                                      $            -
                                                     ================

                      As of January 31, 2003, none of the convertible loans were converted into Ordinary shares, and all of the convertible loans were presented as current liabilities.

                      Upon the closing of the agreement which was signed in September, 2000, the Company was required according to EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5") to record a one-time interest expense in the amount of approximately $ 43,000 which represents the theoretical most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date. In addition, upon the amendment of the agreement, no interest expenses were recorded in accordance with EITF 98-5 and EITF 00-27, "Application of EITF 98-5 to Certain Convertible Investments".

           b. In August 2002, the Company entered into a loan agreement with Gibralt, a related party (see Note 12). According to the loan agreement, Gibralt may choose to convert up to $ 190,000 aggregate principal amount of the loan into Ordinary shares at the price per share on the date the loan was made at any time for a period of five years from such date with 30 days notice before conversion.

                      The transaction was approved by the Company's audit committee and board of directors and will be brought to the shareholders for approval at the next annual general meeting of the Company.

                      As of January 31, 2003, no portion of the loan has been repaid or converted (see Note 12c).

                                                               INTEREST         CONVERSION           EXPIRATION
               ISSUANCE DATE                    AMOUNT           RATE             PRICE                 DATE
  ----------------------------------------  --------------- ---------------  ----------------  -----------------------
   September 2002                            $    190,000           6%             0.14            September 2007
                                            ===============

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-         COMMITMENTS AND CONTINGENT LIABILITIES

           a.         Lease commitments:

                      The Company rents its facilities under various operating lease agreements, which expire on various dates. Future minimum annual payments under non-cancelable operating leases are as follows:

               YEAR ENDED JANUARY 31:                       IN THOUSANDS
              -------------------------------           -------------------

               2004                                      $          154
               2005                                                  94
               2006                                                  92
               2007                                                  10
                                                        -------------------

                                                         $          350
                                                        ===================

                      Rent expenses for the years ended January 31, 2001, 2002 and 2003, were $ 526,000 $ 410,000 and $ 273,000 respectively.

           b.         Guarantees:

                      The Company has provided bank guarantees in favor of its lessors in Israel in the amount of $ 16,000.

           c.         Charges:

                      The Company recorded a fixed charge on its property and equipment and a floating charge on all of its assets in favor of banks as collateral for bank loans.

           d.         Legal proceedings:

                      In August 2002, the Company has been alleged by a Japanese competitor of the Company that the Company is violating its sale rights in using certain components in one of the Company's products. While the Company, with the advise of its legal advisor, is unable to predict the ultimate outcome of this claim, it believes such claims are without merit and intends to defend itself. As a result, no provision was recorded in these financial statements.

                      The Company is currently involved in a dispute with its former landlord in Israel, who alleges that in November 2002 the Company reached an oral agreement to continue and lease their facilities. In addition, the landlord demands lease and lease related payments for a certain period prior to the Company's vacating the premises. The Company has paid the landlord a certain amount it believes is owed and is currently involved in discussions concerning the balance claimed. The Company cannot predict at this time the outcome of these discussions

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-         COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

           e.         Royalties:

                      (i) e-SIM Ltd. participates in programs sponsored by the Government of Israel for the support of research and development activities. Through January 31, 2003, e-SIM Ltd. obtained grants from the office of the Chief Scientist ("OCS") aggregating to the amount of $ 1,777,000 for certain of e-SIM Ltd.'s research and development projects. e-SIM Ltd. is obligated to pay royalties to the OCS, at a rate of 3.5% to 5% of the sales of the products and other related revenues generated by such projects, up to an amount equal to 100% - 150% of the grants received, in NIS linked to the U.S. dollar and bear interest at the rate of six months libor. The Company is obligated to repay the Government of Israel for grants received only to the extent that there are sales of the funded products.

                                 Through January 31, 2003, e-SIM Ltd. has paid or accrued royalties to the OCS aggregating to the amount of $ 1,279,000. As of January 31, 2003, the aggregate amount of the contingent obligation to the OCS was $ 621,000.

                                 Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad ("the Fund"), has awarded e-SIM Ltd. grants related to its foreign marketing expenses. These grants are awarded for specific expenses incurred by e-SIM Ltd. in its foreign marketing activities, based upon such expenses reported by e-SIM Ltd. to the Fund. All marketing grants received from the Fund are linked to the U.S. dollar and are repayable in the form of royalty payments in the amount of 4% (plus interest at the rate of six-month LIBOR) of any increase in export sales realized by e-SIM Ltd. up to the total amount of grants received by e-SIM Ltd. If e-SIM Ltd. does not achieve an increase in export sales, it has no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the U.S. dollar and bear interest in the rate of 6 months libor.

                                 Through January 31, 2003, e-SIM Ltd. obtained grants in the aggregate to $ 778,000 from the Fund and has paid or accrued royalties in the amount of $ 282,000. The aggregate amount of the contingent obligation to the Fund was $ 496,000.

                                 In January 2003, the Company reached a
                                 settlement regarding payments to the Office of the Chief Scientist ("OCS"). The terms of the settlement for the return of overdue payments to the OCS for research and development grants and for marketing grants from the Fund for the Encouragement of Marketing Activities, discussed below, are as follows: a single payment of $ 30,000 made in February 2003, four quarterly payments of $ 30,000 commencing April 30, 2003, a payment of $ 45,000 in April 2004 and a payment of $ 50,000 in July 2004. The
                                 Company has also agreed to pay 5% of revenues exceeding certain projected sales presented. The Company will not be required to pay on-going royalties until July 2004, at which time it will negotiate the payment terms of the remaining debt with the OCS. Of the funds paid to the OCS according to the new payment schedule, two-thirds will be for research and development grants and the other third for marketing grants from the Fund for the Encouragement of Marketing Activities.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-         COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                         (ii) e-SIM Ltd. also participates in a program sponsored by the Israel - U.S. Binational Industrial Research and Development foundation ("BIRD-F"), pursuant to which a portion of e-SIM Ltd.'s development expenses was funded. Through January 31, 2003, e-SIM Ltd. obtained grants aggregating to the amount of $ 394,000 from BIRD-F. e-SIM Ltd. is obligated to pay royalties to BIRD-F on the proceeds from sales of products ("the development packages") resulting from the research and development which BIRD-F funded. The payments are of $ 250 for each development package per license and $ 2,500 for each development package of products per site.

                                 The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the U.S. dollar and the U.S. Consumer Price Index.

                                 Through January 31, 2003, e-SIM Ltd. paid or accrued royalties to BIRD-F in the aggregate amount of $ 201,000. As of January 31, 2003, the aggregate amount of the contingent obligation to BIRD-F was $ 389,000.


NOTE 10:-        SHAREHOLDERS' EQUITY (DEFICIENCY)

           a.         Ordinary shares:

                      Ordinary shares confer upon their holders voting rights, the right to receive cash dividends if declared and the right to share in excess assets upon liquidation of the Company.

           b.         Share issuance:

                      1. In July 1998, the Company consummated an initial public offering ("IPO") of 2,150,000 Ordinary shares in which the shares were listed for trade on the American Stock Exchange ("AMEX"). On February 19, 2000, the Company changed the listing for the trading of its shares from the AMEX to the NASDAQ National Market System.

                                 On February 8, 2002, the Company's shares were de-listed by the NASDAQ, as a result of the Company's failure to meet NASDAQ requirements for either the minimum of $ 10,000,000 shareholders' equity or the minimum $ 4,000,000 in net tangible assets. Trading in the Company's shares is currently conducted in the over-the-counter Bulletin Board ("OTCBB").

                      2. During December 1999, the Company entered into Securities Purchase Agreements ("the Agreements") with a group of private investors, pursuant to which, the Company issued during 1999, 875,000 Ordinary shares to the investors for a consideration of $ 7,000,000, and 250,000 Ordinary shares were issued during 2000, for a consideration of $ 2,000,000 which was paid during 1999, and was presented as receipts on account of shares.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10:-        SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

           c.         Stock Option Plan:

                      In 1996, 1997 and 1999, the Company adopted the 1996, 1997 and 1999 Share Option Plans ("the Plans") for the granting of options to key employees, officers and directors to purchase ordinary shares of the Company. Under the terms of the plan, options generally become exercisable, over a four-year period, after which they expire. Any options, that are forfeited or canceled before expiration, become available for future grants.

                      Pursuant to the Plans, the Company reserved for issuance 3,182,431 Ordinary shares. As of January 31, 2003, an aggregate of 440,164 Ordinary shares of the Company are still available for future grant.

                      A summary of grants under the Plans is as follows:

                                                                 YEAR ENDED JANUARY 31,
                             ----------------------------------------------------------------------------------------------
                                          2001                           2002                            2003
                             ------------------------------ ------------------------------- -------------------------------
                                               WEIGHTED                        WEIGHTED                        WEIGHTED
                                                AVERAGE                        AVERAGE                          AVERAGE
                                               EXERCISE                        EXERCISE                        EXERCISE
                                 AMOUNT          PRICE          AMOUNT          PRICE           AMOUNT           PRICE
                             -------------- --------------- --------------- -------------- --------------- ---------------
   Outstanding at the            1,279,518    $    5.514         1,337,149   $    7.513          1,707,493    $   *) 4.17
      beginning of year
   Granted                         551,235    $   11.995         1,054,235   $    1.379          1,184,661    $     0.143
   Exercised                      (70,927)    $    2.471           (5,987)   $    1.598                  -    $         -
   Repriced:
      Old exercise price                 -             -                 -            -        (1,071,328)    $      4.44
      New exercise price                 -             -                 -            -          1,071,328    $      0.02
   Forfeited                     (422,677)    $    9.425         (677,904)   $    6.446          (494,529)    $     3.657
                             --------------                 ---------------                 ---------------
   Outstanding at the end
      of the year                1,337,149    $    7.513         1,707,493   $     4.17          2,397,625    $      0.32
                             ============== =============== =============== =============== =============== ===============
   Exercisable options at
      the end of the year          540,282    $    5.293           797,283   $    4.955            958,698    $      0.65
                             ============== =============== =============== =============== =============== ===============

                      Where the Company has recorded deferred compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 26,000, $ 0 and $ 0 were recognized during the years ended January 31, 2001, 2002 and 2003, respectively (see Note 10d).

                      The options outstanding as of January 31, 2003 have been separated into ranges of exercise prices as follows:

                                                                                             OPTIONS
                               OPTIONS         WEIGHTED AVERAGE                            EXERCISABLE
                           OUTSTANDING AS          REMAINING        WEIGHTED AVERAGE          AS OF             WEIGHTED
         EXERCISE          OF JANUARY 31,      CONTRACTUAL LIFE      EXERCISE PRICE        JANUARY 31,           AVERAGE
           PRICE                2003                                                          2003           EXERCISE PRICE
     ------------------   ------------------   ------------------   ------------------   ----------------    ----------------
                               AMOUNT                YEARS                                   AMOUNT
                          ------------------   ------------------                        ----------------
     $            0.02            1,060,824             9.63           $     0.02                531,994        $     0.02
     $      0.1-$ 0.14              990,097             5.92           $     0.14                 80,000        $     0.14
     $            0.20              150,000             1.42           $      0.2                150,000        $      0.2
     $    1.5 - $ 1.63              113,162             2.08           $     1.53                113,162        $     1.53
     $            2.12               33,542             1.58           $     2.12                 33,542        $     2.12
     $             6.5               50,000             2.73           $      6.5                 50,000        $      6.5
                          ------------------                                             ----------------

                                  2,397,625             6.97           $     0.32                958,698        $     0.65
                          ==================   ==================   ==================   ================    ================

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10:-        SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

                      The weighted average fair values of options granted for the years ended January 31, 2001, 2002 and 2003 were:

                                                                       YEAR ENDED JANUARY 31,
                                       ----------------------------------------------------------------------------------
                                                  2001                        2002                       2003
                                       --------------------------- ------------------------------------------------------
                                         WEIGHTED      WEIGHTED      WEIGHTED                   WEIGHTED
                                          AVERAGE                     AVERAGE      WEIGHTED      AVERAGE      WEIGHTED
                                         EXERCISE       AVERAGE      EXERCISE      AVERAGE      EXERCISE       AVERAGE
                                           PRICE      FAIR VALUE       PRICE      FAIR VALUE      PRICE      FAIR VALUE
                                       ------------- ------------- ------------ -------------- ------------ -------------
  Options granted at exercise price
     that is:
     Less than market price at date
       of grant                          $    6.78     $    6.24     $   -        $   -         $   0.02      $    0.18
                                       ============= ============= =========== =============== ============ =============
     Equal to market price at date       $   10.80     $    9.56     $   0.95     $   0.89      $   0.14      $    0.12
       of grant
                                       ============= ============= =========== =============== ============ =============
     Exceeds market price at date
       of grant                          $   13.50     $   11.71     $   1.51     $   1.08      $   0.20      $    0.13
                                       ============= ============= =========== =============== ============ =============

           d.         Repricing of options:

                      On September 11, 2002, 1,071,328 previously granted options with exercise prices ranging between $ 0.14 - $
                      22.5 were re-priced downward to the nominal value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 126,000 of which $ 63,000 was recognized in the year ended January 31, 2003 for the portion already vested and the balance will be amortized over the remaining vesting period.

           e.         Dividends:

                      In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 11:-        INCOME TAXES

           a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

                      Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the CPI. As explained in Note 2b, the financial statements of the Company are presented in U.S. dollars. The difference between the annual change in the Israeli Consumer Price Index and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-        INCOME TAXES (CONT.)

           b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

                      e-SIM Ltd.'s production facilities in Israel have been granted "Approved Enterprise" status by the Israeli Government under the Law for the Encouragement of Capital Investments, 1959 ("the Investment Law") with respect to three investment programs, of which two programs were completed, one in April 1993, and the other in March 1998. The Approved Enterprise status allows e-SIM Ltd. a tax exemption on undistributed Israeli income for a period of 10 years after the first year in which it realizes taxable income. As the Company currently has no taxable income, these benefits have not yet commenced. With respect to the first two investment programs, e-SIM Ltd. also elected to receive government-guaranteed long-term loans along with the tax exemption. e-SIM Ltd. has not received final approval for the investment programs that ended in April 1993 and March 1998.

                      The entitlement to the above benefits is conditional upon e-SIM Ltd. fulfillment of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and e-SIM Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of January 31, 2003, management believes that e-SIM is meeting all of the aforementioned conditions.

                      In March 1998, e-SIM Ltd. applied for approval to commence a third program, which it obtained in November 1998. As of January 31, 2003, the third program has been concluded, but has yet to receive final approval.

                      During 2002, e-SIM Ltd. applied for approval to commence a fourth program. The program was approved, but has yet to be concluded.

                      In the event of the distribution of cash dividends from income that is tax exempt as mentioned above, e-SIM Ltd. would have to pay income tax at the rate of 25% on the amount distributed. The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting e-SIM Ltd. to taxes only upon the complete liquidation of e-SIM Ltd. The Company currently has no plans to distribute dividends.

                      By right of this law, e-SIM Ltd. is entitled to claim accelerated depreciation on equipment used in the "Approved Enterprise" during five tax years.

                      In Israel, income from sources other than the "Approved Enterprise" is taxed at the regular corporate tax rate of 36%.

                      e-SIM Ltd. has to fulfill the conditions detailed in the "Approved Enterprise" programs, which include an obligation to invest certain amounts in fixed assets, an obligation to finance a percentage of the investment in fixed assets by its shareholders' equity and achieving sales targets.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-        INCOME TAXES (CONT.)

           c. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                      e-SIM Ltd. is an "Industrial Company" under the Law for the Encouragement of Industry (Taxation), 1969, and as such, is entitled to certain tax benefits, including accelerated rates of depreciation over a period of three years.

           d.         Israeli tax reform:

                      On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and came into effect on January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

                      The material consequences of the Amendment applicable to the Company include, among other things, imposing tax upon all income of Israel residents, individuals and corporations, regardless of the territorial source of income and certain modifications in the qualified taxation tracks of employee stock options.

           e.         Tax assessments:

                      In March 2003, the Company received tax assessments through 2001.

           f.         Net operating losses carryforwards:

                      Following the above tax assessments, e-SIM Ltd. has accumulated tax losses in Israel as of January 31, 2003, in the amount of approximately $ 14,791,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

                      Through January 31, 2003, e-SIM Inc. had U.S. federal net operating tax loss carryforwards of approximately $ 12,318,000 that can be carried forward and offset against taxable income for 15 to 20 years from 2011-2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

           g.         Deferred income taxes:

                      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-        INCOME TAXES (CONT.)

                                                                               JANUARY 31,
                                                                   -----------------------------------
                                                                        2002                2003
                                                                   ---------------     ---------------
                                                                              IN THOUSANDS
                                                                   -----------------------------------
          Net operating losses carryforward                         $      10,999       $       9,759
          Reserves and allowances                                             304                 190
                                                                   ---------------     ---------------

          Net deferred tax asset before valuation allowance                11,303               9,949
          Valuation allowance                                            (11,303)             (9,949)
                                                                   ---------------     ---------------

          Net deferred tax asset                                    $           -       $           -
                                                                   ===============     ===============

                      The Company has provided valuation allowances against the full amount of the tax benefits in the accompanying consolidated financial statements due to its history of losses and the current concern regarding its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred taxes regarding the losses carryforward and other temporary differences will not be realized in the foreseeable future.

           f.         Losses before taxes on income:

                                                            YEAR ENDED JANUARY 31,
                                           ------------------------------------------------------
                                                2001               2002                2003
                                           ------------------------------------------------------
                                                                IN THOUSANDS
                                           ------------------------------------------------------
                         Domestic           $       2,483      $       5,420       $         387
                         Foreign                    5,054              3,499               1,133
                                           ---------------    ---------------     ---------------

                                            $       7,537      $       8,919       $       1,520
                                           ===============    ===============     ===============


                      During the year ended January 31, 2003, the Company decreased its valuation by approximately $ 1,354,000.


NOTE 12:-        RELATED PARTY TRANSACTIONS

           a. In 1993, the Company entered into an agreement to pay management fees to a company controlled by a principal shareholder in a monthly amount of $ 11,000 that increases at a rate of 12% per annum. The Company believes that the management fees are comparable to fees that would have been charged by an unrelated party. At January 31, 2003, the balance of such fees was $ 859,000.

           b.         Transactions with related parties are as follows:

                                                                         YEAR ENDED JANUARY 31,
                                                         ------------------------------------------------------
                                                              2001               2002                2003
                                                         ---------------    ---------------     ---------------
                                                                              IN THOUSANDS
                                                         ------------------------------------------------------
                         Management fees                  $         207      $        238        $        350
                                                         ===============    ===============     ===============

                      The principal shareholder waived the fee for the first quarter of 2001.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-        RELATED PARTY TRANSACTIONS (CONT.)

           c. In August 2002, the Company entered into an agreement with a related party which agreed to lend the Company $ 950,000 until February 28, 2003. The loan was secured by a $ 1 million account receivable, which was payable on February 28, 2003. The Company granted the related party a security interest in the account receivable to secure the loan. The loan bears interest at the rate of 6% per annum. In addition, if on the due date the repayment of the loan would result in the Company having cash and cash equivalent reserves of less than $ 1 million, the related party has agreed to extend the date for repayment of a portion of the loan in an amount equal to the difference between $ 1 million and the cash and cash equivalents at that date, until the earlier of August 15, 2003 or the date when the cash and cash equivalents equal $ 1 million (see Note 15).

                      As of January 31, 2003, none of the loan was repaid by the Company to the related party and none of the convertible portion of the loan was converted by Gibralt. By April 30, 2003, $ 760,000 of the loan was repaid.


NOTE 13:-        REPORTABLE SEGMENTS

           a. The Company follows Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Since February 1, 1999, the Company's management differentiates between its Software Tools segment and LiveProducts segment. The Software Tools segment markets, licenses and supports its RapidPLUS software tools, as well as providing training and consulting services, to designers of consumer and industrial electronics products. The LiveProducts segment markets, licenses and produces full product simulations for delivery over the Internet and Intranet, and is establishing its own comprehensive Web-site for supporting consumer electronics products.

                      The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates performance based on profit or loss from operations before financial expenses.

                      The Company attributes revenues based on the end customers' location.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:-        REPORTABLE SEGMENTS (CONT.)

                      The following data presents the selected statements of operations data and assets of the Company's operating segments for the years ended January 31, 2001, 2002 and 2003:

                                                                             YEAR ENDED JANUARY 31,
                                    ------------------------------------------------------------------------------------------------
                                                         2001                                             2002
                                    -----------------------------------------------  -----------------------------------------------
                                       SOFTWARE          LIVE                           SOFTWARE          LIVE
                                         TOOLS         PRODUCTS          TOTAL            TOOLS         PRODUCTS          TOTAL
                                    --------------- --------------- ---------------  --------------- --------------- ---------------
                                                                             IN THOUSANDS
                                    ------------------------------------------------------------------------------------------------
 Revenues                            $       9,489  $          392  $        9,881   $        4,352  $          684    $      5,036
                                    --------------- --------------- ---------------  --------------- --------------- ---------------
 Cost of revenues:
    Products                                   383               -             383              169               -             169
    Services                                 1,475             260           1,735              999             777           1,776
                                    --------------- --------------- ---------------  --------------- --------------- ---------------

                                             1,858             260           2,118            1,168             777           1,945
                                    --------------- --------------- ---------------  --------------- --------------- ---------------

 Gross profit (loss)                         7,631             132           7,763            3,184            (93)           3,091
                                    --------------- --------------- ---------------  --------------- --------------- ---------------
 Operating expenses and costs:
    Product development                          -           2,475           2,475                -               -               -
    Website development                          -             800             800                -               -               -
    Research and development, net            1,387           1,387           2,774            1,044           1,566           2,610
    Selling, marketing, general
      and administrative, net                5,318           3,433           8,751            3,962           3,892           7,854
    Restructuring and impairment of
      website development                        -               -               -               90             820             910
                                    --------------- --------------- ---------------  --------------- --------------- ---------------

 Total operating expenses                    6,705           8,095          14,800            5,096           6,278          11,374
                                    --------------- --------------- ---------------  --------------- --------------- ---------------
 Operating loss (income) before
    financial expenses, net         $        (926)   $       7,963           7,037     $      1,912    $      6,371           8,283
                                    =============== ===============                  =============== ===============
 Financial expenses, net and other
    expenses                                                                   500                                              636
                                                                    ---------------                                  ---------------

 Net loss before taxes on income                                             7,537                                            8,919
 Taxes on income                                                                56                                               62
                                                                    ---------------                                  ---------------

 Net loss                                                             $      7,593                                     $      8,981
                                                                    ===============                                  ===============

** TABLE CONTINUED... **
                                      F-30-A

                                                   YEAR ENDED JANUARY 31,
                                      -------------------------------------------------
                                                            2003
                                      -------------------------------------------------
                                         SOFTWARE           LIVE
                                           TOOLS          PRODUCTS           TOTAL
                                      ---------------  ---------------  ---------------
                                                        IN THOUSANDS
                                      -------------------------------------------------
 Revenues                               $      5,193     $      1,027      $     6,220
                                      ---------------  ---------------  ---------------
 Cost of revenues:
    Products                                     267                -              267
    Services                                     533            1,130            1,663
                                      ---------------  ---------------  ---------------

                                                 800            1,130            1,930
                                      ---------------  ---------------  ---------------

 Gross profit (loss)                           4,393            (103)            4,290
                                      ---------------  ---------------  ---------------
 Operating expenses and costs:
    Product development                            -                -                -
    Website development                            -                -                -
    Research and development, net              1,222              242            1,464
    Selling, marketing, general
      and administrative, net                  3,347              914            4,261
    Restructuring and impairment of
      website development                          -                -                -
                                      ---------------  ---------------  ---------------

 Total operating expenses                      4,569            1,156            5,725
                                      ---------------  ---------------  ---------------
 Operating loss (income) before
    financial expenses, net            $         176     $      1,259            1,435
                                      ===============  ===============
 Financial expenses, net and other
    expenses                                                                        85
                                                                        ---------------

 Net loss before taxes on income                                                 1,520
 Taxes on income                                                                   199
                                                                        ---------------

 Net loss                                                                 $      1,719
                                                                        ===============



** TABLE COMPLETE **
                                      F-30-B

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:-        REPORTABLE SEGMENTS (CONT.)

                                           JANUARY 31, 2002                                 JANUARY 31, 2003
                            -----------------------------------------------  -----------------------------------------------
                               SOFTWARE           LIVE                           SOFTWARE          LIVE
                                 TOOLS          PRODUCTS         TOTAL             TOOLS         PRODUCTS         TOTAL
                            ---------------  --------------  --------------  --------------- --------------- ---------------
                                             IN THOUSANDS                                     IN THOUSANDS
                            -----------------------------------------------  -----------------------------------------------
 Long-lived assets            $        806     $       272     $    1,078      $       456     $       78      $       534
                            ===============  ==============  ==============  =============== =============== ===============

           b.         Summary information about geographic areas:

                      The following presents total revenues attributed to geographic information based on the location of the customers for the years ended January 31, 2001, 2002 and 2003, and long-lived assets as of January 31, 2001, 2002 and 2003:

                                       2001                             2002                            2003
                          -------------------------------  ------------------------------  -------------------------------
                               TOTAL        LONG-LIVED         TOTAL         LONG-LIVED         TOTAL        LONG-LIVED
                             REVENUES         ASSETS          REVENUES         ASSETS         REVENUES         ASSETS
                          --------------- ---------------  --------------  --------------  --------------- ---------------
                                                                    IN THOUSANDS
                          ------------------------------------------------------------------------------------------------
   Israel                   $         70     $     1,045      $       55      $      780      $       240      $      469
   Far east *)                     1,367               -           1,622               -              649               -
   Japan                           4,255              49           1,421              32            2,794              30
   U.S.A.                          2,725           1,130           1,258             252            1,297              35
   Europe                          1,464              43             680              14            1,240               -
                          --------------- ---------------  --------------  --------------  --------------- ---------------

                            $      9,881     $     2,267      $    5,036      $    1,078      $     6,220      $      534
                          =============== ===============  ==============  ==============  =============== ===============

   *) Excluding Japan.

           c.         Major customer data by percentage of total revenues:



                                      YEAR ENDED JANUARY 31,
                      ------------------------------------------------------
                           2001               2002                2003
                      ---------------    ---------------    ----------------

  Customer A                     28%                 1%                  8%
                      ===============    ===============    ================

  Customer B                      5%                15%                   -
                      ===============    ===============    ================

  Customer C                     11%                  -                  1%
                      ===============    ===============    ================

  Customer D                       -                13%                  1%
                      ===============    ===============    ================

  Customer E                      7%                 6%                 33%
                      ===============    ===============    ================

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:-        SELECTED STATEMENTS OF OPERATIONS DATA

           a.         Research and development, net:

                                                                                            YEAR ENDED JANUARY 31,
                                                                            ------------------------------------------------------
                                                                                 2001                2002               2003
                                                                            ---------------    ----------------    ---------------
                                                                                                 IN THOUSANDS
                                                                            ------------------------------------------------------
                         Total costs                                         $       3,012      $        3,037      $       1,464
                         Less - grants and participations                            (238)               (427)                  -
                                                                            ---------------    ----------------    ---------------

                                                                             $       2,774      $        2,610      $       1,464
                                                                            ===============    ================    ===============

                 b. Selling, marketing, general and administrative:

                         Total costs                                         $       8,738      $        7,857      $       4,219
                         Less - grants net of royalties to the fund                     13                 (3)                 42
                                                                            ---------------    ----------------    ---------------

                                                                             $       8,751      $        7,854      $       4,261
                                                                            ===============    ================    ===============

                 c. Financial expenses (income):

                         Financial expenses:
                            Interest and other                               $         157      $          272      $         231
                            Amortization of beneficial conversion feature               43                   -                  -
                            Foreign currency translation adjustments                    46                  68                  -
                                                                            ---------------    ----------------    ---------------

                                                                                       246                 340                231
                                                                            ---------------    ----------------    ---------------
                         Financial income:
                            Interest on deposits and other                           (476)               (130)               (16)
                            Foreign currency translation adjustments                     -                   -              (224)
                                                                            ---------------    ----------------    ---------------

                                                                                     (476)               (130)              (240)
                                                                            ---------------    ----------------    ---------------

                                                                             $       (230)      $          210      $         (9)
                                                                            ===============    ================    ===============

                 .
NOTE 15:-        SUBSEQUENT EVENTS (UNAUDITED)

           a. In July 2003, the Company reached an agreement with the banks, in respect to the long-term bank loans (see Note
                      7), regarding the extension of the scheduled maturity of the loans to August 31, 2004 and increasing the minimum monthly payments of principal and interest to $ 80,000 per month (subject to increase if the Company's revenues exceed certain specified amounts). In addition, the Company granted these banks liens on its right to receive revenues pursuant to agreements with two major customers. The banks can demand payment of the loans prior to the maturity date upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, liquidation of the company or occurrence of events that the banks believe harm or might harm the Company's ability to perform its obligations under the loan agreements. In addition, under the Company's agreements with these banks, until at least one half of the outstanding principal of the loans has been repaid, the Company may not make any cash payment of management fees to any shareholder holding, directly or indirectly, 5% or more of the Company's shares, or to any related party of such shareholder.

                                                E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-        SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

           b. In July 2003, the Company entered into a convertible loan agreement with Smithfield Investments B.V.("Smithfield"), an entity controlled by Marc Belzberg, the Company's chairman, chief executive officer and a major shareholder, pursuant to which Smithfield agreed to lend the Company $1 million until August 1, 2004 and bearing no interest. Until that date, Smithfield may convert the sum of the loan into the Company's ordinary shares at the price per share of $0.18. In addition, if Smithfield elects to convert the entire loan amount into the Company's ordinary shares, it will receive a warrant to purchase $3,000,000 worth of the Company's ordinary shares at a price per share of $0.54. According to the terms of the convertible loan agreement, the Company will have the right to force Smithfield to convert the loan in its entirety into equity if the Company effects an equity raising in the amount of at least $1,000,000. The transaction was approved by the Company's board of directors and audit committee and is subject to shareholder approval. The transaction is also subject to the Company's shareholders' approval of the increase of the Company's authorized share capital. The Company plans to submit the transaction and the increase of its share capital to its shareholders for approval at the next general meeting of the Company's shareholders. The Company cannot assure whether the transaction or the increase of share capital will be approved. However, Smithfield has agreed that in the event that the shareholders do not approve this transaction or the share capital increase, it will provide the amount of the investment as a loan, if failure to provide it would affect the Company's ability to continue operations as a going concern.




                                  - - - - - - -

                                  EXHIBIT INDEX


       EXHIBIT NO.                             DESCRIPTION
       -----------                             -----------

           1.1 Memorandum of Association of the Registrant (together with an English translation thereof) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-8830))

           1.2 Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to the annual report on Form 20-F filed with the Commission on July 31,
                      2001)

           4.1 Consulting Agreement, dated August 7, 1997, between the Registrant and Yozma Hofsheet Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-8830))

           4.2 1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-8830))

           4.3 1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.4 Agreement of General Business Conditions, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.5 Agreement, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Commission on July 31,
                      2001)

           4.6 Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.7 Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit
                      4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.8 Convertible Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to
                      Exhibit 4.8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.9 Credit Agreement, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to
                      Exhibit 4.9 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           4.10 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.11 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.12 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit
                      4.12 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.13 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.14 Agreement dated August 14, 2002 between the Registrant and Gibralt Capital (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

           4.15* Amendment to Additional Conditions for Granting Credits, dated July 30], 2003, between the Registrant and Industrial Development Bank of Israel Ltd.

           4.16* Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Israel Discount Bank Ltd.

           4.17* Agreement dated, July 31, 2003, between the Registrant and Smithfield Investments B.V.

           8 List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

           12.1*      Consent of Kost Forer & Gabbay, a member of Ernst & Young
                      Global

           12.2* Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.

           12.3* Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002.


-------------------
*  Filed herewith.