Form 20-F
period 2003-12-31
ESIM LTD
filed 2004-07-30
CIK 1050514

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission File number 1-14842

                                   E-SIM LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                    19 HARTUM STREET, JERUSALEM 91450, ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

           TITLE OF EACH CLASS   NAME OF EACH EXCHANGE ON WHICH REGISTERED
           -------------------   -----------------------------------------
                   None                            None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             19,823,595 ORDINARY SHARES, NIS 0.1 PAR VALUE PER SHARE
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          [X]  Yes [_] No

Indicate by check mark which financial statement item the registrant has elected to follow.

          [_]  Item 17 [X] Item 18

                                  INTRODUCTION

Unless otherwise indicated, as used in this annual report, the terms "e-SIM," "we," "us" and "our," mean e-SIM Ltd. and its consolidated subsidiaries.

This annual report includes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in "Item 3. Key Information--Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references in this annual report to dollars or $ are to U.S. dollars and all references to NIS are to new Israeli shekels. The representative rate of exchange of the NIS to the dollar as published by the Bank of Israel for January 31, 2004 was NIS 4.483 per $1.00.

For the purposes of this annual report, references to the years 1999, 2000, 2001, 2002 and 2003 mean our fiscal years ended on January 31 of the following year.

                                TABLE OF CONTENTS

                                                                         PAGE
PART I ...............................................................     1

Item 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .......     1

Item 2   OFFER STATISTICS AND EXPECTED TIMETABLE .....................     1

Item 3   KEY INFORMATION .............................................     1

Item 4   INFORMATION ON THE COMPANY ..................................    21

Item 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................    37

Item 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..................    55

Item 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...........    73

Item 8   FINANCIAL INFORMATION .......................................    76

Item 9   THE OFFER AND LISTING .......................................    78

Item 10  ADDITIONAL INFORMATION ......................................    80

Item 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK ..............................................    97

Item 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ......    98

PART II  .............................................................    98

Item 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .............    98

Item 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS ..............................    98

Item 15  CONTROLS AND PROCEDURES .....................................    98

Item 16  [RESERVED] ..................................................    99

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT ............................    99

Item 16B CODE OF ETHICS ..............................................    99

Item 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES ......................   100

Item 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
            COMMITTEES ...............................................   101

Item 16E REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
            AFFILIATED PURCHASERS ....................................   101

PART III .............................................................   101

Item 17  FINANCIAL STATEMENTS ........................................   101

Item 18  FINANCIAL STATEMENTS ........................................   101

Item 19  EXHIBITS ....................................................   101

                                     PART I

                                     ITEM 1

              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

                                     ITEM 2

                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

                                     ITEM 3

                                 KEY INFORMATION

(A) SELECTED FINANCIAL DATA

We have derived the selected consolidated financial data set forth below as of January 31, 2003 and January 31, 2004 and for the years ended January 31, 2002, January 31, 2003 and January 31, 2004 from the audited consolidated financial statements and related notes included elsewhere in this annual report. We have derived the selected consolidated financial data as of January 31, 2000, January 31, 2001 and January 31, 2002 and for the years ended January 31, 2000 and January 31, 2001 from audited consolidated financial statements that are not included in this annual report. We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read together with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and related notes, included elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                      YEAR ENDED JANUARY 31,
                                             ------------------------------------------------------------------------
                                                 2000           2001           2002           2003           2004
                                             ------------   ------------   ------------   ------------   ------------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues:
      Products ...........................   $      4,243   $      6,818   $      3,031   $      3,304   $      1,819
      Services ...........................          1,796          3,063          2,005          2,916          2,682
                                             ------------   ------------   ------------   ------------   ------------
                                                    6,039          9,881          5,036          6,220          4,501
                                             ------------   ------------   ------------   ------------   ------------

Cost of revenues:
      Products ...........................            358            383            169            267            122
      Services ...........................          1,201          1,735          1,776          1,663          1,983
                                             ------------   ------------   ------------   ------------   ------------
                                                    1,559          2,118          1,945          1,930          2,105
                                             ------------   ------------   ------------   ------------   ------------

   Gross profit ..........................          4,480          7,763          3,091          4,290          2,396
                                             ------------   ------------   ------------   ------------   ------------

   Operating expenses:
      Product development ................            725          2,475              -              -              -
      Web-site development ...............            570            800              -              -              -
      Research and development, net ......          2,244          2,774          2,610          1,464          1,560
      Selling, marketing, general and
         administrative, net .............          6,576          8,751          7,854          4,261          3,635
      Restructuring and impairment of
         web-site development  costs .....              -              -            910              -              -
                                             ------------   ------------   ------------   ------------   ------------
   Total operating expenses ..............         10,115         14,800         11,374          5,725          5,195
                                             ------------   ------------   ------------   ------------   ------------
   Operating loss ........................          5,635          7,037          8,283          1,435          2,799
   Financial expenses (income), net ......           (236)          (230)           210             (9)         1,343
   Other expenses, net ...................              -            730            426             94              -
                                             ------------   ------------   ------------   ------------   ------------
   Loss before taxes on income ...........          5,399          7,537          8,919          1,520          4,142
   Taxes on income .......................             51             56             62            199            106
                                             ============   ============   ============   ============   ============
   Net loss ..............................   $      5,450   $      7,593   $      8,981   $      1,719   $      4,248
                                             ============   ============   ============   ============   ============

Basic and diluted net loss per
   share .................................   $       0.52   $       0.65   $       0.77   $       0.15   $       0.36
                                             ============   ============   ============   ============   ============
Weighted average number of shares
   used in computing basic and diluted
   net loss per share ....................     10,455,766     11,642,687     11,663,170     11,665,359     11,963,056
                                             ============   ============   ============   ============   ============

CONSOLIDATED BALANCE SHEET DATA:

                                                                AS OF JANUARY 31,
                                              ---------------------------------------------------
                                                2000      2001       2002       2003       2004
                                              --------   -------   --------   --------   --------
                                                                 (IN THOUSANDS)
Cash and cash equivalents .................   $ 12,618   $ 6,683   $  1,305   $    627   $    238
Total assets ..............................     17,123    13,454     *4,807     *3,851      2,370
Working capital (deficit) .................     11,909     5,774     (4,075)    (3,464)    (5,014)
Short-term bank credit and
   current maturities of long-term
   bank loans .............................        262       218      3,360      2,084        242
Current maturities of convertible
   bank loans .............................          -         -        840        690          -
Convertible loan from a related
   party ..................................          -         -          -        190          -
Other convertible loan, net ...............          -         -          -          -         73
Long-term bank loans, net of
   current maturities and
   convertible loans ......................         18     2,486          -          -      2,413

Long term convertible bank loans ..........          -         -          -          -        641
Shareholders' equity (deficiency) .........   $ 13,064   $ 5,721   $ (3,275)  $ (4,891)  $ (6,652)

(*) Reclassified

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE PRESENTLY NOT AWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO ARISE. OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE KNOWN OR UNKNOWN RISKS. WE MAY NOT SUCCESSFULLY ADDRESS ANY OF THESE RISKS. IN THE EVENT THAT ONE OR MORE OF THE RISKS SET FORTH BELOW OCCURS, OUR SHARE PRICE COULD DECREASE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE FUTURE CAPITAL NEEDS AND THE AVAILABILITY OF ADDITIONAL FINANCING ON FAVORABLE TERMS OR AT ALL IS UNCERTAIN. As of July 15, 2004, we had cash and cash equivalents of approximately $0.5 million (including an investment of $2,487,500 received from certain investors in May and June 2004, as discussed below) and borrowing capacity of approximately $0.9 million under our existing credit line. The conditions under which we may utilize this credit line are discussed below and in "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources". Our ability to generate revenues and manage costs as anticipated may be adversely affected by a variety of factors, including those discussed in this Risk Factors section. If we are unable to generate sufficient revenues from operations, if our expenses are higher than anticipated or if acceleration of our bank loans is demanded by the lenders upon the occurrence of an event of default under the loan agreements, we would be required to seek to raise additional capital through public or private debt or equity issuances. Events of default under our loan agreements include, among others, non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events after January 31, 2005, in the case of one of the banks extending us loans (in respect of $500,000 of our total debt to that bank prior to that date), and after August 14, 2005, in the case of the other bank, that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional financing is not available when needed, our business and financial condition will be materially adversely affected, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

IF OUR SHAREHOLDERS DO NOT APPROVE AN EQUITY INVESTMENT IN RESPECT OF CERTAIN INTERESTED PARTY INVESTORS, WE WILL BE REQUIRED TO REPAY THE INVESTED FUNDS AND MAY NOT HAVE SUFFICIENT CASH TO DO SO. In May and June 2004, we entered into an equity investment agreement, referred to as the Investment Agreement, with certain investors, including Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, Gibralt, a party controlled by Samuel Belzberg, one of our directors and Marc Belzberg's father, and Lisa Belzberg, Marc Belzberg's sister and Samuel Belzberg's daughter. These members of the Belzberg family, or the Belzberg Family, invested $1,500,000 in return for 3,000,000 of our ordinary shares, at a price of $0.50 per ordinary share. The Belzberg Family also received warrants to purchase 750,000 of our ordinary shares, at an exercise price of $0.75 per share. Each of the warrants is immediately exercisable in full and has a five-year term. The transaction was approved by our board of directors and audit committee. The investment by the Belzberg Family is also subject to shareholder approval since they are "related parties" according to the Israeli Companies Law, 5759-1999, or the Companies Law. We plan to submit the transaction for shareholder approval at our next general meeting of shareholders, where it must be approved by a majority which includes at least one-third of our shareholders present at the meeting and voting on the transaction who are not related parties, unless our shareholders who are not related parties and who vote against the resolution do not represent more than one percent of our total outstanding voting rights. This transaction may not be approved by our shareholders. According to the terms of the Investment Agreement, if our shareholders do not approve the investment by November 10, 2004, the Investment Agreement in respect of the Belzberg Family will be null and void and we will be obligated to repay such funds together with accrued interest at a rate equal to the six-month LIBOR prevailing on May 10, 2004. Each of Marc Belzberg, Gibralt and Lisa Belzberg has agreed that, notwithstanding the foregoing, we will not be required to repay these funds to them until August 31, 2005, if doing so would affect our ability to continue operations as a going concern. If our shareholders do not approve the transaction, and consequently we will be required to repay the invested amount to the Belzberg Family by August 31, 2005, we will be required to raise additional capital through public or private debt or equity issuances. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional financing is not available when needed, our business and financial condition will be materially adversely affected, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

WE MAY NOT HAVE SUFFICIENT CASH ON HAND TO MAKE THE PAYMENTS THAT WILL BE DUE ON OUR OUTSTANDING BANK LOANS BEGINNING FEBRUARY 28, 2005. In February, May and July 2004, we entered into agreements amending certain provisions of our prior agreements with certain banks. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. As of July 15, 2004 our debt to the banks was an aggregate of approximately $1.5 million, which sum does not include borrowing capacity of approximately $0.9 million under our existing credit line with one of these banks which has not been utilized as of the date of this annual report. Pursuant to the amended terms of the agreements, we are required to repay monthly principal payments to these banks beginning February 28, 2005. The banks can demand acceleration of payment of the loans prior to the agreed payment dates upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events after January 31, 2005 in the case of one of the banks extending us loans (in respect of $500,000 of our total debt to that bank prior to that date) and after August 14, 2005 in the case of the other bank that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. We may not have sufficient cash on hand to make principal or interest payments when due, or if acceleration is demanded by the banks. If we are unable to make principal or interest payments when due, our business and financial condition will be materially adversely affected. The banks have a security interest in our right to receive revenues pursuant to agreements with two major customers and in the event of a default under the terms of the agreements, the revenues from these customers would not be available to us and our business will be materially adversely affected. In any such event, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to our shareholders. Additional debt or equity financing to repay these loans, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares.

WE HAVE A HISTORY OF LOSSES AND MAY NOT ACHIEVE PROFITABILITY. We began operations in 1991 as a software consulting company and began commercial shipment of our initial Rapid software products in 1994. We incurred significant operating and net losses in every fiscal year since our inception and expect to continue to incur losses in the future. While in 2002 our revenues increased to $6.2 million, a 24% increase compared with $5.0 million in 2001, our revenues in 2003 were $4.5 million, representing a 28% decrease compared to 2002. As of January 31, 2004, we had an accumulated deficit of $42 million. Our net losses for 2003 were $4.2 million, an increase of 147% compared with net losses of $1.7 million for 2002. We expect net cash outflows and net operating losses will continue through at least the end of 2004 and may continue thereafter. We cannot assure you that we will be able to achieve or sustain profitability. In order to do so, we will need to significantly increase our revenues and appropriately control our expenses.

Our future prospects should be considered in light of the challenges frequently encountered by companies in new and rapidly evolving industries. These challenges include establishing and increasing market acceptance of our products and systems, responding effectively to competitive pressures, offering high quality customer service and support, introducing, on a timely basis, advanced versions of, and enhancements to, our existing products and successfully marketing and supporting these advanced versions and enhancements. We may not be able to satisfactorily address these risks cost-efficiently or at all.

THE PROPORTION OF OUR REVENUES DERIVING FROM SERVICES HAS INCREASED AT THE EXPENSE OF REVENUES DERIVING FROM SALES OF PRODUCTS. IF THIS TREND CONTINUES, IT MAY ADVERSELY AFFECT OUR GROSS MARGINS AND PROFITABILITY. Our revenues from the sale of products decreased to approximately $1.8 million in 2003 from approximately $3.3 million in 2002 and approximately $3.0 million in 2001. Our revenues from services decreased in 2003 to approximately $2.7 million from approximately $2.9 million in 2002, a decrease from approximately $2.0 million in 2001. Our gross margin from products is higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is relatively higher than our cost of products. If this trend continues, our gross margins and profitability may be adversely affected.

WE ARE HEAVILY RELIANT ON THE SALE OF ONE FAMILY OF PRODUCTS TO ONE MARKET. Sales and services related to the RapidPLUS product family have accounted for substantially all of our revenue. If sales of the RapidPLUS family products decline, or fail to grow, or the profit margin on these products decreases significantly, our business, financial condition and results of operations will be materially and adversely affected. In addition, while in the past we offered our products to a wide range of customers, since we changed our business model our target market has been narrowed to include only wireless handset platform developers, handset manufacturers and mobile carriers. If we are not successful in penetrating this market and selling our products, our business, financial condition and results of operations will be materially and adversely affected.

IF WE FAIL TO TIMELY COMPLETE THE DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS, OUR RESULTS OF OPERATIONS WILL SUFFER. Growth in our sales and revenues is dependent, to a significant extent, upon the commercial success and market acceptance of our products. To this end, we are involved in the development and introduction of new products and applications and advanced versions and enhancements to our existing products. A number of risks are inherent in this process, and we may not successfully complete the development or introduction of these products and applications. The development of new technologies and products is complex and uncertain, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams within our company, our customers and outside suppliers of key components. These factors may result in a failure to introduce new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, if at all. In the past, we have, on occasion, experienced delays in the release of new products and product enhancements, including new modules. If we fail to timely complete the development and introduction of new products and applications, and advanced versions of, and enhancements to, our existing products, our results of operations will suffer.

WE ARE SUBJECT TO RISKS OF TECHNOLOGICAL CHANGE AND NEED TO DEVELOP NEW PRODUCTS AND APPLICATIONS AND NEW VERSIONS OF, AND ENHANCEMENTS TO, OUR EXISTING PRODUCTS. The market for our products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. To succeed, we believe we must:

     o anticipate and timely respond to changes in the market for our products and customer expectations;

     o    meet changing and increasing customer expectations;

     o    continue to enhance our existing products;

     o develop and introduce in a timely manner new products and applications and new versions of, and enhancements to, our existing products incorporating technological advances; and

     o    comply with emerging industry standards.

Our products may become obsolete if we fail to successfully anticipate or react to change. To the extent that one or more of our current or new competitors introduces products that more effectively address customer needs, our business, financial condition and results of operations could be materially adversely affected. In addition, negative reviews or other adverse publicity of our new or existing products could have a material adverse effect on our revenues

In 2001 we effected a corporate restructuring, which included a reduction of our research and development expenses during 2001 and the first quarter of 2002 by approximately 50%, primarily by reducing our research and development staff. Although we have increased our research and development staff since then, we still have fewer research and development employees than we had prior to the restructuring. We believe that, to date, these cutbacks have not adversely affected our ability to introduce new products and applications and new versions of, and enhancements to, our existing products and the timing of their introduction. However, the reduction in research and development costs may affect our future revenues and impair our ability to compete in the markets in which we operate in the future. As part of the restructuring, we decided not to proceed with the development of a new product designed to be a new version of our RapidPLUS toolset, and, instead, have relied upon the knowledge gained in the course of development to introduce new modules and versions of our existing RapidPLUS toolset. Although we believe this is a prudent and cost-effective approach to advancing the development of our products, we cannot be sure that these new modules and versions will be sufficiently advanced technologically, gain market acceptance or provide the same long-term return as a new version of our RapidPLUS toolset would be expected to.

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

     o    market acceptance of our products;

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

     o    delays in the implementation of our solutions by customers;

     o    changes in the proportion of service and product revenues;

     o    price and product competition;

     o increases in selling and marketing expenses, as well as other operating expenses;

     o    technological changes;

     o    political instability in the Middle East;

     o    consolidation of our clients;

     o currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate; and

     o the availability of funds to finance implementation of our business plan.

Moreover, our revenues in each quarter are derived primarily from a few large orders, some of which are from new customers. For example, single orders were responsible for 37%, 30%, 23% and 21% of revenues in the first, second, third and fourth quarters of 2003, respectively. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Conversely, if we obtain large orders in a particular quarter, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. Consequently, our inability to obtain large orders from our customers or delays in the shipment of, or payment for, any such order could significantly impact our quarterly results. Conversely, a significant increase in the number of our customers or in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

In addition, future results of operations may fall below the expectations of our investors, which would likely cause the trading price of our ordinary shares to decline. Our expense levels are based, in part, on our expectations of future revenues. If our revenues are below expectations, our results of operations are likely to be adversely affected. Net income may decline due to decreased revenues because we may not be able to promptly reduce expenses correspondingly to the decrease in revenues. In light of the above, we believe that our business activity and results of operations in any quarter are not necessarily indicative of any longer trends in our business and it may be difficult for investors to evaluate our prospects. You should not rely on period-to-period comparisons of our financial results to predict our future performance.

HISTORICALLY, OUR REVENUES HAVE BEEN CONCENTRATED IN A FEW LARGE ORDERS AND A SMALL NUMBER OF CUSTOMERS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE A KEY CUSTOMER. A significant portion of our revenues each year has been derived from large orders from a small number of clients. In 2001, five customers accounted for 45% of our revenues, in 2002 four customers accounted for 52% of our revenues and in 2003, five customers accounted for 60% of our revenues. Although we endeavor to broaden our client base, we expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. The loss of key customers or significant reductions in revenues generated from a key customer would cause our revenues to decline and make it more difficult for us to achieve or sustain profitability.

WE DEPEND ON CERTAIN KEY TECHNICAL, DEVELOPMENT AND MANAGEMENT PERSONNEL. THE LOSS OF THE SERVICES OF THESE EMPLOYEES AND OUR FAILURE TO HIRE NEW CAPABLE EMPLOYEES AND REPLACE EMPLOYEES WHO LEAVE US WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS. Our future performance depends, to a significant extent, upon the continued service of our key technical, development and management personnel. Competition for these employees can be intense, especially in a number of our key markets and locations, primarily in Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. We may not be able to compete effectively for the personnel we need. The loss of the services of certain of these individuals would have a material adverse effect on our results. None of our employees has a long-term employment contract. Our future success also depends on our ability to continue to attract, train and retain highly qualified technical, development and sales and marketing personnel and we may not be able to attract, train or retain such personnel. If we are unable to hire and integrate such personnel on a timely basis in the future, our business, financial condition and results of operations could be materially adversely affected.

WE ARE SUBJECT TO COMPETITION IN THE MMI, EMBEDDED SYSTEM APPLICATION SOFTWARE DEVELOPMENT AND INTERNET MARKETS, AND MANY OF OUR COMPETITORS HAVE LONGER OPERATING HISTORIES, GREATER NAME RECOGNITION, ACCESS TO LARGER CUSTOMER BASES AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING AND SALES RESOURCES THAN WE DO. The wireless handset man machine interface, or MMI, market and the embedded systems software development industry are both highly competitive and characterized by rapidly advancing technology. We expect competition to increase in the future. We believe that the principal competitive factors in this industry are technological innovation, functionality, reliability, service, reputation, pricing and the ability to provide integrated solutions.

In order to maintain and improve our position in both the wireless handset MMI market and the embedded software systems industry, we must continue to enhance our existing products and to develop new products and applications and product and application extensions. The reduction in 2001 in the number of our research and development employees may adversely affect our ability to compete with our competitors by introducing to the market new products and applications and new versions of, and enhancements to, existing products in a timely manner or at all.

We believe that the main competition in the wireless handset MMI market is from companies that sell the MMI as part of a wider suite of integrated products, including wireless handset platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG, Agere Systems, Inc. and Skyworks Solutions, Inc. and companies that provide core software for wireless handsets and MMI solutions, such as TTPCom and Cybelius Software Oy.

We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers, rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have better familiarity with their systems and substantial internal programming resources with the capability to develop specific solutions for their needs. A customer's decision to use our products may involve a fundamental shift in the software development process used by that customer. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Cats, Inc., Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc.

In the Internet market there are technologies currently available that compete with LiveProducts and which are difficult to compete with, such as Macromedia's Flash and ShockWave Director. Current and potential competitors may develop products that may be more effective than our current or future products and our technologies and products may be rendered obsolete by such developments.

Many of our existing and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and sales resources than we do. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than us.

We expect to face increasing competitive pressures from both current and future competitors. Competitive pressures in our markets could cause us to reduce the prices of our products, which would result in reduced gross profits. We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We may not have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully against our current and future competitors. If we fail to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

WE ARE SUBJECT TO CERTAIN RISKS RELATING TO THE MARKETING OF OUR MMI SOLUTION TO WIRELESS HANDSET PLATFORM VENDORS, WIRELESS HANDSET MANUFACTURES AND MOBILE CARRIERS. In 2003 we changed our business strategy to improve our operating results. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we currently concentrate our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers.

Our revenue model is based upon receipt of a royalty stream from the embedding of our MMI reference design and MicroKernels in handset products sold by wireless handset manufacturers or mobile carriers. We may not be successful in marketing our MMI solution to wireless handset platform vendors, wireless handset manufacturers or mobile carriers. Our wireless handset platform vendor distributors may be unsuccessful in distributing our MMI solution to their customers. Furthermore, the wireless handset manufacturers or mobile carriers may not succeed in marketing the handset units containing our MMI solution. Additionally, the financial condition of any of such wireless handset platform under distributors, wireless handset manufactures and mobile carriers could suffer from material adverse changes, which could result in a decrease in orders of our products. In any of the situations described above, our revenues will suffer and our results of operations will be materially adversely affected.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH INTERNATIONAL SALES, WHICH HAVE ACCOUNTED FOR 70.4%, 96.1% AND 98.9% OF OUR REVENUES FOR 2003, 2002 AND 2001, RESPECTIVELY. A key component of our strategy is to continue to expand operations in existing international markets outside of Israel, and to enter new international markets. Substantially all of our sales have been made and are expected to continue to be made, directly or indirectly, in the international markets, with sales in the U.S., Japan, the Far East (excluding Japan) and Europe representing 16.3%, 9.2%, 11.9% and 33.0%, respectively, of our total revenue for 2003; 20.9%, 44.9%, 10.4% and 19.9%, respectively, of our total revenues for 2002; and 25.0%, 28.2%, 32.2% and 13.5%, respectively, of our total revenues for 2001. We currently maintain direct sales and service offices or personnel in the U.S. and Japan and have distributors and resellers in Europe and the Far East. A substantial portion of our revenues has been made, and is expected to continue to be made, in the U.S., the Far East and Europe, although the relative amount of sales in each of these markets may change. For additional information see note 13b to our consolidated financial statements, included elsewhere in this annual report.

There are certain risks inherent in doing business in international markets, including:

o    difficulties in collecting accounts receivable, including royalties;

o    foreign currency risks;

o    financial and political instability;

o    longer payment cycles;

o    lack of acceptance of products not adapted for the local market;

o    cultural differences in the conduct of business;

o    difficulties in protecting intellectual property rights;

o    difficulties in staffing and managing foreign operations;

o    withholding taxes restricting the repatriation of earnings;

o    unexpected changes in regulatory requirements;

o    burdens of complying with a wide variety of foreign laws; and

o    tariffs and other trade barriers.

Any of these factors could adversely affect the success of our international operations. In some markets, adaptation of our products to the local culture, language and requirements is critical for local market acceptance of our products and market penetration. We may incur substantial costs and experience delays in adapting our products for local markets, and any adapted product may not achieve market acceptance or generate significant revenues. One or more of these factors may have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS AND FINANCIAL CONDITION COULD BE NEGATIVELY IMPACTED BY THE FINANCIAL INSTABILITY OF OUR CUSTOMERS, DUE TO OUR DEPENDENCY ON THE SUCCESS OF SUCH CUSTOMERS IN SELLING THEIR PRODUCTS IN WHICH OUR RAPID PRODUCTS ARE EMBEDDED. We sell our products and provide services to wireless handset platform solutions vendors, wireless handset manufactures and embedded systems manufacturers and distributors located around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us a credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business and financial condition.

WE HAVE RISKS RELATING TO THE LONG SALES CYCLE FOR OUR RAPID PRODUCTS. IN ADDITION, WE ONLY RECOGNIZE REVENUES AFTER OUR CUSTOMERS AND THEIR CUSTOMERS ARE SUCCESSFUL IN SELLING THEIR PRODUCTS IN WHICH OUR RAPID PRODUCTS ARE EMBEDDED, AND THEREFORE THE RECEIPT BY US OF REVENUES IS DEPENDENT ON THE SUCCESS OF OUR CUSTOMERS AND THEIR CUSTOMERS IN SELLING SUCH PRODUCTS. A decision to use our Rapid products often entails a fundamental change in a customer's product engineering methods, and replacement of all or a significant part of a customer's in-house solutions. Consequently, we devote significant marketing efforts to educating potential customers about the benefits of adopting the Rapid methodology. In addition, using RapidPLUS CODE (the code generation module of our RapidPLUS product) involves taking a risk of embedding machine-generated code in the embedded product. Consequently, customers need to be confident that the generated code functions correctly and efficiently. Moreover, pursuant to our new business model, an increasing portion of our revenues is expected to consist of royalties received by us from the sale by our customers - wireless handset platform vendors - of their own products in which our MicroKernel software is embedded, rather than from the sale of Rapid PLUS licenses. Under this new model, we will only be entitled to receive royalties after such vendors complete the manufacturing of the wireless platforms and sell it to handset manufacturers, who will then develop, manufacture and sell the handsets. As a result of this sales chain, we are exposed to risks relating to our customers' and their customers' volume of sales and their promptness in collecting payments on such sales and then paying us royalties. If our customers fail to successfully sell their products in which our Rapid applications are embedded, we will not recognize revenues, although we will incur costs and expenses relating to the development, support, marketing and sale of such applications.

In light of the need to educate a customer about the benefits of the Rapid products and convince customers of the reliability of our code generation capability, the critical role software development plays in the customer's business, the significant costs involved in implementing our products on a large scale within that business and our dependency on sales by our customers and their customers to end users, our sales cycle is relatively long. For sales of our Rapid products directly to wireless handset platform vendors, the sales cycle is typically approximately nine to twelve months (but we do not recognize revenues from royalties until such platform vendors sell their product to handset manufacturers, who then sell the handsets to the end users). For sales of our Rapid products to wireless handset manufacturers, the sales cycle is typically six to nine months. Because we do not recognize revenues until the handsets are sold to end users, any significant marketing expenses that we incur before we receive any revenues generated as a result of these efforts (primarily research and development and technical support expenses), would have a material adverse effect on our business, financial condition and results of operations. The length of the sales cycles may continue to increase in light of the more conservative spending by many customers and potential customers due to current market conditions, and may therefore result in a delay in the recognition and receipt by us of revenues, which may adversely affect our profitability and financial position.

WE ARE SUBJECT TO RISKS OF PRODUCT DEFECTS AS WELL AS OTHER POTENTIAL LIABILITY. As a result of their complexity, software products, including those we develop and market, may contain undetected errors or compatibility problems, particularly when first introduced or when new versions of, and enhancement to, our existing products are released. Errors may not be detected in new products or applications or in new versions of, or enhancements to, our existing products after they have been shipped, despite our testing as well as the testing and use by current and potential customers. These errors could result in the loss of, or delay in, market acceptance of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The use of our products for applications in markets where the failure of our products could cause substantial property damage or personal injury could subject us to significant product liability claims. In addition, our products may be used for applications in mission-critical business systems where the failure of our products could result in substantial economic loss. Our license and other agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. However, the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. Although we have not experienced any product liability or economic loss claims to date, the conduct of our business entails the risk of such claims. We carry insurance against product liability risks and errors or omissions coverage, but our insurance coverage may not continue to be available to us on commercially reasonable terms or at all, and even if available, may be insufficient to cover certain liabilities.

In addition, product liability claim or claim for economic loss brought against us in excess of, or outside the limits of, our insurance coverage, or a product recall involving our software, could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON CERTAIN PROPRIETARY TECHNOLOGY AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS. Our success is dependent, to a significant extent, upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, together with non-disclosure and other contractual confidentiality procedures, which provide only limited protection. We have registered patents in the United States, Israel, Taiwan and China and have filed patent applications, which are currently pending, in Europe, India, Japan, Hong Kong, South Korea, and Canada in respect of certain aspects of our core technology, and intend to file additional applications in certain other countries. These new patents may not be issued or if issued, these patents may be challenged or invalidated, or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants, distributors and development partners that limit access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized parties to copy our products or to reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States or Israel. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technologies that are substantially equivalent or superior to our technologies.

WE DEPEND ON THIRD-PARTY PROPRIETARY TECHNOLOGY. We rely, and expect to continue to rely, on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of this software may be required to complete the development of products that we intend to offer in the future. These third-party providers may not remain in business or continue to support their technology and their technology may not otherwise be available to us on commercially reasonable terms. The loss of, or inability to maintain or obtain any of, software licenses we rely upon could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with our products. Any such delay or cancellation could have a material adverse affect on our business, financial condition and results of operations.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING ALLEGED INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS, AND AS A RESULT OF SUCH LITIGATION WE MAY HAVE TO SEEK LICENSES FOR THE USE OF THIRD PARTIES' INTELLECTUAL PROPERTY RIGHTS, WHICH MAY NOT BE AVAILABLE TO US ON REASONABLE TERMS OR AT ALL. Third parties have in the past asserted, and may in the future assert against us, claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For instance, in 2002, one of our competitors alleged that certain features of our RapidPLUS Express breach that party's copyright, a claim we believe to be without merit and which has not been pursued by that competitor. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patents, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses for the use of third parties' intellectual property rights. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, regardless of merit, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

WE MAY PURSUE ACQUISITIONS THAT PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL. IN ADDITION, EVEN IF WE ARE ABLE TO IDENTIFY FUTURE SUITABLE ACQUISITION OR INVESTMENT CANDIDATES, WE CANNOT MAKE ASSURANCES THAT WE WILL BE ABLE TO MAKE THE ACQUISITIONS OR INVESTMENTS ON COMMERCIALLY ACCEPTABLE TERMS OR AT ALL. In the future, we may pursue acquisitions to enhance our technology and diversify our product and service offerings and customer base or for other strategic purposes. We have a limited history of making acquisitions and we cannot be certain that any future acquisitions will be successful. Even if we are able to identify future suitable acquisition or investment candidates, we cannot make assurances that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

INFLATION AND CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS. We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

Most of our revenues are generated in dollars and a substantial portion of our expenses is incurred in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The deflation rate in Israel was 2.3% in 2003, while the NIS appreciated against the dollar by 6.9%. As a result, we experienced an increase in the dollar costs of our operations in Israel in 2003, primarily because substantially all our revenues are received in dollars while salaries in Israel are paid in NIS and constitute a significant portion of our expenses.

We cannot assure that we will not be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT SATISFY THE REQUIREMENTS FOR QUOTATION ON THE OTC BULLETIN BOARD SERVICE. IF OUR SHARES ARE REMOVED FROM THE OTCBB, IT WOULD BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO DISPOSE OF OR PURCHASE OUR SHARES AND OUR ABILITY TO RAISE FUNDS THROUGH THE ISSUANCE OF EQUITY SECURITIES WOULD BE MATERIALLY ADVERSELY AFFECTED. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted on the Over the Counter Bulletin Board, or the OTCBB. If we cannot satisfy OTCBB's requirements for quotation, it may remove our ordinary shares from its service. To continue to be quoted on the OTCBB, we must remain current in our filings with the Securities and Exchange Commission, or the Commission and must have a market maker for our stock. We may not be able to continue to satisfy these or other quotation requirements in the future. If this occurs, our ordinary shares may be removed from the OTCBB. As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares and the prices of our ordinary shares may be lower than those that might otherwise be available through the OTCBB. In addition, if our ordinary shares are removed from the OTCBB, our ability to raise funds through the issuance of equity securities would be materially adversely affected.

THE PRICE OF OUR ORDINARY SHARES IS HIGHLY VOLATILE. The price of our ordinary shares fluctuates significantly. For example, the price has ranged from $38 per share in March 2000 to $0.07 per share in October 2002. On January 30, 2004, the price was $0.84 per share. During the year ended January 31, 2004, our trading volume was, on average, only 19,575 ordinary shares per day, which has increased the volatility of the trading price of our shares

Prices of our ordinary shares may fluctuate in response to a number of events and factors, including:

     o    quarterly variations in our results of operations;

     o    changes in our operating expense level or losses;

     o    performance of technology companies generally;

     o new products, services and strategic developments by us or our competitors;

     o    announcements of innovations;

     o changes in financial estimates and recommendations by securities analysts with respect to our company, companies engaged in a similar business or technology companies generally;

     o general stock market conditions, particularly with respect to technology companies;

     o general conditions of the economies of the countries in which we operate; and

     o outbreaks or escalation of hostilities or terrorist incidents in Israel or elsewhere in the world.

Any of these events may cause our share price to decline, which may adversely affect our business and financing opportunities.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred before revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our projected operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication of future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

In addition, global stock markets have recently experienced and may continue to experience significant price decreases and price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology companies, Internet-related companies and Israeli companies, including us.

FUTURE SALES OF OUR ORDINARY SHARES IN THE PUBLIC MARKET AND LOW TRADING VOLUME COULD ADVERSELY AFFECT OUR SHARE PRICE. As of July 15, 2004 we had 21,798,595 ordinary shares issued and outstanding, which does not include an aggregate of 3,000,000 ordinary shares issuable to the Belzberg Family upon receipt of shareholder approval. Pursuant to the terms of the Investment Agreement, we intend to apply for the registration of an aggregate of 6,218,750 ordinary shares issued or issuable under the Investment Agreement (which includes an aggregate of 3,750,000 ordinary shares and ordinary shares underlying warrants immediately exercisable in full and with a five-year term issuable to the Belzberg Family upon receipt of shareholder approval and 2,468,750 ordinary shares and ordinary shares underlying warrants held by certain other warrant-holders). In addition, we intend to apply for registration of approximately 6,045,312 ordinary shares, 6,111,112 ordinary shares underlying warrants and 1,005,654 ordinary shares underlying convertible loans held by parties who have exercised rights to request that we include their shares in any registration statement that we file. Registration of these shares would generally result in these shares becoming freely tradable without restriction immediately upon the effectiveness of such registration. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of our shares. In addition, during the 12-month period ending on July 15, 2004, we experienced a low trading volume of our ordinary shares (consisting of a daily average of approximately 23,043 shares), and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. We believe we were not a PFIC for our fiscal year ended January 31, 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we may have been, for the fiscal year ended January 31, 2004, or may become in the future, a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see "Item 10.E. Additional Information-Taxation-United States Federal Income Tax Considerations."

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

IF OUR SHAREHOLDER APPROVE A RECENT INVESTMENT IN US BY CERTAIN RELATED PARTIES, OUR CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS AND HIS AFFILIATES WILL BENEFICIALLY OWN MORE THAN 60% OF OUR ORDINARY SHARES, AND WILL THEREFORE BE ABLE TO EXERCISE CONTROL OVER ALL MATTERS REQUIRING SHAREHOLDER APPROVAL, INCLUDING THE ELECTION OF DIRECTORS AND APPROVAL OF SIGNIFICANT CORPORATE TRANSACTIONS. Assuming shareholder approval of the new investment noted above by certain related parties, as of July 15, 2004, our directors, executive officers and principal shareholders and their affiliates beneficially owned approximately 65.6% of our outstanding ordinary shares. Assuming such shareholder approval, the Belzberg Family will beneficially own, immediately following such approval, more than 60% of our ordinary shares. As a result, the Belzberg Family will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price. See "Item 7. Major Shareholders and Related Party Transactions."

WE ARE LOCATED IN THE STATE OF ISRAEL, WHICH ENTAILS VARIOUS SPECIAL RISKS. We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although most of our revenues are currently derived from sales made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

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

Additionally, all nonexempt male adult citizens of Israel are obligated to perform military reserve duty. Some of our officers and employees are currently obligated to perform annual reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. Although we have operated without any material disruption under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES. The Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

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

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Item 6. Management - Board Practices - Approval of Specified Related Party Transactions Under Israeli Law - Shareholder Duties" for additional information concerning this duty.

                                     ITEM 4

                           INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

e-SIM Ltd., formerly known as Emultek Ltd., was incorporated as a corporation under the laws of the State of Israel in 1989, and commenced operations in 1991 as a software development and consultation company.

Our corporate headquarters are located at 19 Hartum Street, Jerusalem, 91450 Israel, and our telephone number is 972-2-587-0770. Our research and development department is located in Teradion, Israel. Some of our simulation development services are provided by a sub-contractor located in Bangalore, India. In 1996 we established a wholly-owned subsidiary in the United States, e-SIM, Inc., a Delaware corporation. e-SIM, Inc.'s address is 225 S. Lake Avenue, suite 300, Pasadena, CA 91101 and its telephone number is (626) 584-7810. In 1998, we established a wholly-owned subsidiary in Japan, e-SIM Japan Ltd., which has an office in Tokyo. In 1999, we established a wholly-owned subsidiary in France, e-SIM Europe SARL. On February 1, 2003, e-SIM Europe SARL ceased operations.

We completed our initial public offering in July 1998, and began trading on the American Stock Exchange. Our name was changed from Emultek Ltd. to e-SIM Ltd. in June 1999. In March 2000, we changed our listing to the NASDAQ National Market, or NASDAQ, and our ordinary shares were traded on NASDAQ under the symbol "ESIM." In February 2002, our ordinary shares were delisted by NASDAQ as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, or the OTCBB, under the symbol "ESIM.OB".

In 1998, we changed our fiscal year, and since then our fiscal year ends on January 31, instead of December 31.

Our first product, Rapid, was released in 1992 as a software tool that enables customers to create simulations for a variety of products. Leveraging the simulation technology utilized in Rapid, we developed RapidSimulation, which was first released in early 1994. RapidSimulation enabled developers of embedded systems software to use a visual and intuitive, object-based process to create simulated computer prototypes of their products that are fully functional, interactive and behaviorally identical to the products represented. RapidSimulation was also used as a development product in computer based training, or CBT, for generating interactive simulations of embedded systems.

In September 1997, we broadened our product line by introducing RapidPLUS, a software development product that consists of a suite of integrated modules, each of which supports a different stage of the embedded systems' life cycle. In March 1998, we further expanded RapidPLUS by introducing a module to automatically generate efficient and compact source code for applications software directly from the simulated prototype. This module was developed with the assistance of, and partial funding by, Motorola, Inc. RapidSimulation has been integrated into RapidPLUS and is no longer offered as a separate product.

In 1999, we began providing web-based product simulations built with RapidPLUS for electronics companies. Our simulation technology generates animated interactive virtual models that accurately simulate real products with interactive walk-through features that allow for step-by-step use of the product for e-commerce, marketing, customer support, Internet or Intranet use. These simulations, named "LiveProducts," are used for product launches, promotion, web-based customer support, as well as training for sales and support forces and customers. The LiveProducts are typically bundled in our "LiveManuals" product that includes a web-based user manual and interactive live feature demonstrations. The terms "LiveManuals" and "LiveProducts" are sometimes used interchangeably.

In 1999, we established LiveManuals.com, which was planned to be a web-site where consumers could try out consumer electronic products before purchase, receive instructions on how to use the products, and manage their customer service needs, such as ordering repairs or purchasing service contracts from third parties. The LiveManuals technology was used to prepare on-line simulation based user manuals. We have ceased maintaining this web-site because we no longer regard it as a source of revenue or a marketing tool.

In addition to providing customers with finished product simulations, in 2000, we began licensing the right to use the LiveProducts-generating technology to prepare simulations. The technology license grants the customer the right to use the technology in a limited geographic area for creating LiveProducts, either for their own use or for third parties.

In 2001, we began marketing our LiveProduct generation technology as RapidPLUS Web Studio (which had existed since 1999 but was not offered until 2001), an additional module to the RapidPLUS family of products. RapidPLUS Web Studio allows our customers to generate their own LiveProducts simulations. As part of the RapidPLUS Web Studio package, our customers receive the Scenario Authoring Tool, or SAT, which allows them to create interactive feature demonstrations for the generated LiveProducts.

In the second half of 2001 and first quarter of 2002, we effected a major restructuring of our corporate activities. As part of this restructuring, we merged our Software Tools division and LiveProducts division, closed offices in the U.S., France and Sweden and relocated our Japanese offices to a customer's facilities. We reduced our staff in all categories, particularly from the former LiveProducts division, whose sales and marketing department was eliminated entirely and whose responsibilities were taken over by other existing staff. In addition, we significantly reduced our research and development department. The restructuring led to a significant cost saving and reduction in our losses.

In 2001, we revised our product-packaging program and made it modular. This allows our customers to choose only those modules they require and reduces the initial purchase price for new users of our products. Under this program, RapidPLUS DOC is sold as the base product, to which our customers may choose to add a C code generator to create RapidPLUS CODE or a Java code generator to create the RapidPLUS Web Studio product. In 2002, we added a new product and module to the RapidPLUS family, called RapidPLUS Xpress. RapidPLUS Xpress is an easy to learn tool that enables non-technical designers of user interfaces to easily design product simulations and generate graphic diagrams from them. Originally sold either as a stand-alone tool or as an add-on to RapidPLUS DOC, RapidPLUS Xpress is now available only in the latter option.

During 2002 and 2003, we changed our business model from the development of a generic MMI tool for embedded systems to the development of an MMI solution specifically for the wireless market. We also shifted from relying on our traditional distributors in the embedded systems market, many of whom were among our largest customers, to establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. Wireless handset platform vendors, handset manufacturers and mobile carriers are generally interested in the ease of use of wireless or mobile handsets by consumers. Development of the interface between the consumer and the handset product, known as the man machine interface, or MMI, requires software development, which can be facilitated by software development tools and a basic application that can be customized to meet the needs of each vendor, manufacturer or carrier. We offer this market software development tools and a basic application, known as the MMI reference design, which can be customized to create the MMI application for the customer's handset.

In 2003, we began offering our MMI reference design as a separate product. Our business model for this sector is based upon the licensing of our RapidPLUS development tools, our MMI reference design, our MicroKernel (the proprietary software component located in the micro processing unit of the handset and on which the code for the MMI generated by RapidPLUS can be run), and customization tools, and provision of customization, training, development and consulting services. We regard this package of software tools, products, applications and services as our MMI solution, which can be tailored to the needs of each customer.

The revenues we derive from contracts with wireless handset platform vendors and with wireless handset manufacturers and mobile carriers are comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development and consulting services. Under our new business model, we expect to receive a royalty payment for each handset into which one of our MMI reference designs or MicroKernel is integrated. As part of this strategy, distribution of certain of our products is currently conducted by the handset platform vendors who are our customers, who then will either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. We believe this strategy will result in a long-term recurring stream of revenues and that our platform vendors will be able to market our MMI solution to a range of handset manufacturers, thus saving us significant marketing expenses. To date, we have attracted new customers through this strategy. As a result of our new strategy, our sales through our traditional distributors, including distributors who were major clients, have significantly declined. In addition, because we are only now beginning to receive revenues from our MMI solution, our overall revenues in 2003 have declined compared with 2002.

CAPITAL EXPENDITURES

For a description of our principal capital expenditures, please see note 4 to our consolidated financial statements, included elsewhere in this annual report.

(B) BUSINESS OVERVIEW

We offer an MMI solution for wireless handset platform vendors, handset manufacturers and mobile carriers. Based on our proprietary technology, our MMI solution allows our customers to more easily and quickly develop the MMI of a new handset that they intend to introduce. Until recently, the handset industry was vertically integrated, so that the leading handset vendors controlled materially all aspects of the industry, including the technology assets, engineering capabilities, production, branding, distribution and support. This market is now evolving such that the different stages of the development, production and sales process are being conducted by different companies. In recent years, we have witnessed a new trend pursuant to which the global handset supply chain has been transformed from a traditional "vertical" structure, in which original equipment manufacturers designed, manufactured and distributed mobile handsets, to a more complex "horizontal" model in which a variety of different participants produce the handset. In the current wireless handset market, handset platform vendors, who are usually semi-conductor manufacturers, often provide the handsets' main electronic and software components to wireless handset manufacturers in the form of a standardized platform known as a reference platform. These vendors are interested in providing their manufacturing customers a reference platform which has been tested and integrates a variety of components that the manufacturer can customize and develop in a rapid and simple manner to commence manufacturing. Our MMI reference design and the accompanying customization and development tools can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

Our offering for the wireless handset market is comprised of the following components, which are either licensed as stand-alone products or services or as part of an MMI solution:

     o the RapidPLUS product, which enables the customer to develop and simulate MMIs, as well as to generate code and documentation;

     o    the MMI reference design, which is customizable, modular and scalable;

     o the Rapid MicroKernel, which is a software component located in the micro processing unit of the handset, on which the code for the MMI generated by RapidPLUS can be run; and

     o customization tools to customize the MMI reference design during development or in the post-development stage. These customization tools do not require use of any programming language, and can therefore be used by a wider range of application developers. These tools are usually offered together with the MMI reference design.

     As part of our offering, we also provide our customers with consulting and engineering services, as well as training and support for their staff and customers. We also resell certain third party applications, which complement our product line. Notable examples are Motorola's WAP Browser and MMS Client that we distribute under an agreement with Motorola's Semiconductor Products Sector. In April 2004, Motorola's Semiconductor Products Sector was reorganized and its activities were transferred to a subsidiary of Motorola, Inc. named Freescale Semiconductor, Inc., or Freescale.

While our main efforts are now dedicated to the expansion of our business in the wireless handset markets, we continue our traditional business of providing simulation-based technology for use in the design, development, documentation, promotion, customer support and training of other interactive electronics products and systems. Our RapidPLUS product line allows our customers to use on-screen, graphically accurate and behaviorally complete simulations they created of their products to help improve these products, reduce the time and cost involved in bringing them to market, effectively train sales and support personnel, reduce the cost and complexity of customer support, and provide a low-cost and efficient method of reaching target consumers.

RAPIDPLUS

RapidPLUS is a suite of integrated software tools. RapidPLUS provides a means of quickly and easily creating product simulations. The RapidPLUS toolset is sold in several packages, including RapidPLUS Xpress, RapidPLUS/CODE, RapidPLUS/DOC, RapidCBT and RapidPLUS Web Studio. Each of these packages serves a different part of the product's life cycle, based on the initial product simulation. The packages and their content may change from time to time based on our business and technological considerations.

The RapidPLUS modules are used throughout the product's life cycle as follows:

PRODUCT DESIGN. RapidPLUS DOC is used to create virtual prototypes of user interface for new products in order to visualize, communicate and improve the product's design. Customers can test new design alternatives, ensure their designs are complete and consistent, and communicate their concepts with other parts of the organization or external bodies, before developing and manufacturing the product.

DOCUMENTATION. RapidPLUS DOC is used to generate technical documentation from the prototype/simulation. This documentation includes functional and graphic information about the product, and can be updated automatically when changes are made to the prototype/simulation. The documentation can serve as a specification to engineers and as a basis for user manuals.

CODE GENERATION. Using RapidPLUS CODE, users can generate compact and efficient C code from the prototype, to be used as the MMI of their product's software, and which can be linked to other software modules. Changes in the simulation/prototype are immediately reflected in the generated code. To run on the customer's product, the generated code requires a software component, which we call a MicroKernel, located in the micro processing unit of the product. This MicroKernel needs to be "ported" to the specific hardware and software environment (processor, operating system and other software modules) that exists on the product. Typically, for a fee we provide our customers with this porting service.

In addition to licensing the RapidPLUS CODE software tool, we charge our customers a licensing fee for each customer product shipped embedded with the MicroKernel.

MMI REFERENCE DESIGN

We license the MMI reference design to wireless handset platform vendors, handset manufacturers and mobile carriers as a basic application, which can be customized to create the MMI application for the customer's handset. As a key element of our wireless handset MMI solution, the MMI reference design provides the blueprint for the eventual creation of the user interface of the wireless handset. The MMI reference design is a modular, customisable, scalable and open-source full MMI application, which can be adapted and further developed by use of RapidPLUS to add further functionality as may be required by the customer. Embedding the MMI reference design in the platform that is offered to the wireless handset manufacturers can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

CUSTOMIZATION TOOLS

We license a set of customization tools to wireless handset platform vendors, handset manufacturers and mobile carriers, who may use such tools to customize the MMI reference design to the demands of their customers. These tools are usually offered together with the MMI reference design.

LIVEPRODUCTS AND LIVEMANUALS

We provide technology and services to deliver product simulations and electronic manuals over the Internet. LiveProducts are animated interactive virtual models that accurately simulate real products with interactive walk-through features that allow for step-by-step use of the product for e-commerce, marketing, customer support, Internet or Intranet use.

When a LiveProduct is bundled into a LiveManual, as is typically the case, it provides a web-based user manual and interactive live feature demonstrations.

PRINCIPAL MARKETS

We target the following markets:

WIRELESS HANDSET PLATFORM, HANDSET MANUFACTURING MARKET AND MOBILE CARRIES

Our MMI solution targets as its main market the wireless handset platform, handset manufacturing industries and mobile carriers. We believe the potential for our MMI solution in this market is growing primarily due to the change in the nature of the wireless handset manufacturing industry. For a discussion of the changes that have recently occurred in this market and the presently anticipated trends, see "Business Overview". The MMI is becoming a significant part of the platform offering which wireless handset platform vendors seek to market to handset manufacturers, since the development of an MMI by wireless handset manufacturers is difficult and time consuming. Furthermore, we believe the MMI can be a major differentiator between different brands. Our MMI reference design and the accompanying customization and development tools can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

Our strategy for this market currently focuses our sales, marketing and research and development on wireless handset platform vendors and handset manufacturers. We are developing a base of strategic clients for long-term relationships in which we develop and customize an MMI for the strategic client's particular needs. For example, in 2002 we entered into an agreement with Freescale, providing Freescale with the right to use RapidPLUS as the user interface component for its wireless platforms and chipset reference designs, and to resell RapidPLUS to manufacturer customers. Freescale sells a wireless platform that includes hardware, software and tools that enable manufacturer customers to quickly create wireless handsets. Freescale provides its customers with a reference design for a complete handset. The user interface of this reference design has been created using RapidPLUS. Freescale offers its customers RapidPLUS Code as a tool for user interface development and customization of the reference design. Motorola has sold this platform to a number of companies that have chosen to use RapidPLUS to develop the user interfaces of their cellular phones, including, but not limited to, TCL Telecom, RTX Telecom, Elcoteq Network Corporation and Eastern Telecom. In addition to revenues from the licensing of the RapidPLUS software as a development tool, in the first quarter of 2004, we began to receive royalty revenue from the inclusion of our MicroKernels in the platforms that Freescale has sold to its customers. In October 2002, we entered into an agreement with IXI Mobile (R&D) Ltd., creator of the Personal Mobile Gateway, to develop an MMI for the reference design of the user interface of some of IXI's products, and to include RapidPLUS as part of its standard software development environment, known as IXI-Studio.

In December 2003, we entered into an agreement with Texas Instruments France S.A., or TI, to develop an MMI application for a new wireless platform.

In April 2004, we entered into an agreement with an additional strategic customer, Sasken Communication Technologies Ltd., a provider of telecommunications software solutions, for the bundling of our MMI solution into their mobile software solutions to their customers.

In each of the three contracts discussed above, we receive revenue from licensing our RapidPLUS software, MMI reference design, customization tools and MicroKernels. The amount of revenue to be earned will be dependent on the success of our customers in marketing their platform reference design, with our MMI solution, to their customers.

In addition to our strategic customers, we are also focusing our efforts on a series of strategic relationships with hardware providers, third-party application vendors, and other software vendors in the wireless handset market whereby we pre-integrate our MMI solutions with their hardware or their applications or conduct joint marketing activities. For example, in November 2003, we entered into an agreement with Freescale to bundle their Mobile Internet Browser (MIB) and their MultiMedia Messaging System (MMS) client into our MMI solution and become a reseller for them. We have also established joint marketing relationships with Intel, Inc., TransChip, Inc., Emblaze Semiconductor Ltd. and Renesas Technology Corp.

EMBEDDED SYSTEMS SOFTWARE MARKET

Most electronics products today incorporate embedded systems. Embedded systems consist of microprocessors and related software, incorporated within electronics products, which are dedicated to performing specific tasks quickly and reliably. Consumer electronics products are becoming increasingly complex as manufacturers design these products with increasing numbers of features and capabilities. The complexity of electronics products makes it more difficult for a manufacturer to support the entire life cycle of these products, from design through sales and customer support. Many of the factors driving changes in the wireless platform and handset manufacturing markets, such as pressure to lower development costs and reduce time to market, increased design complexity and limited engineering resources, apply to the manufacture of electronic products incorporating increasingly complex embedded systems.

In 2003, our sales efforts in this market, both through distributors and directly to embedded system manufacturers, decreased as a result of the changed focus in our business model to wireless handset platform vendors, wireless handset manufacturers and mobile carriers.

INTERNET BASED CUSTOMER SUPPORT, TRAINING AND E-COMMERCE

As discussed in "History and Development of the Company", in 1999, we began providing web-based product simulations built with RapidPLUS for electronics companies and established a web-site known as LiveManuals.com. We market our LiveProducts and LiveManuals solutions to consumer electronics manufacturers, retailers and wireless carriers as well as licensing our LiveProducts technology to third parties who will themselves produce LiveProducts or LiveManuals for their customers in different geographic areas. In 2003, we produced LiveProducts for leading companies, including Nikon Corporation, Samsung Telecommunications America, L.P., Sprint PCS and Panasonic Consumer Electronics Company. Several of these customers were repeat users of our products and services. We had revenues from our Internet based activities of approximately $49,000, $392,000, $684,000, $1,027,000 and $418,000 in 1999, 2000, 2001, 2002 and 2003, respectively.

The significant drop in revenues in 2003 was the result of our decision to focus our sales efforts on the wireless handset market and our reevaluation of the potential revenues to be earned by our Internet based activities.

In order to provide our customers with LiveProduct simulations, in 1999 we established a simulation development facility in Bangalore, India with a local sub-contractor. The sub-contractor was responsible for obtaining facilities and all necessary equipment, as well as hiring qualified personnel required to develop simulations for our LiveProducts customers. All personnel were employed directly by the sub-contractor, except for a supervisor of the project who was employed directly by us. We paid the sub-contractor a monthly fee based on the number and type of personnel employed in that period by the sub-contractor to work exclusively on our projects. In December 2003, as a result of the decreased demand for our LiveProducts, the terms of our relationship with the Indian sub-contractor were changed and now provide that any work done for us at its facility is paid on a per-project basis and not for a monthly fee. Personnel of the sub-contractor are no longer dedicated to work exclusively on our simulations and we no longer employ the project supervisor.

TECHNOLOGY

RAPIDPLUS

RapidPLUS simulation, development and code generation technology relies on the following principles:

o Statecharts programming, which are used to define the logical behavior of the system;

o Component-based (or object) technology, which is used to describe the different graphic and functional elements of the system;

o Simulation technology, which provides the capability to instantly visualize and test a handset's MMI application on a PC and view each change immediately after it is made; and

o Code generation technology, which generates compact, efficient and easily integrated C code from the simulation into the target environment.

MMI REFERENCE DESIGN

Our MMI reference design incorporates several advanced technologies, including modular architecture, windowing system, application manager, data-driven menus, layouts and graphic resources.

RESEARCH AND DEVELOPMENT

We believe that our technology is a core strength and that our ability to enhance our existing products and applications, develop and introduce new products and applications on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development of our core technology and to customer projects developed based on this technology. While we had reduced the number of research and development employees in the course of our restructuring efforts in 2002, we have recently increased our research and development force by hiring seven additional software developers and two product testers, representing an increase of 53% in the size of our research and development staff following the restructuring. In addition, in order to successfully develop new and enhanced products, we seek to develop and maintain close relationships with customers and remain responsive to their needs.

Our core technology, products and applications are developed in our research and development facility in Israel. Product development teams include experts in computer science, electronic engineering, advanced mathematical techniques, computer graphics, physics and other fields. Our research and development efforts have been financed primarily by revenues and cash flows from operations, equity investments, borrowings from banks and other parties and governmental and other grants, such as the programs sponsored by the Office of the Chief Scientist and the Israeli-U.S. Bi-national Industrial Research and Development Foundation, or BIRD Foundation.

As of July 15, 2004, our research and development department consisted of 18 software developers, five product testers, one technical writer, one systems manager, one general assistant and our Vice President of Research and Development. The research and development department is divided into two major teams: RapidPLUS core technology, including code generation, and LiveManuals, each headed by a team manager who reports to our Vice President of Research and Development. In addition, we employ a Chief Scientist who reports directly to our Chief Executive Officer and is responsible for the planning and design of future architecture and development of our products, based on requirements defined by our marketing department. We have ISO 9001:2000 and ISO 9000-3 certification, which enables us to expand our marketing efforts to those customers and governmental authorities who require that certification.

GOVERNMENT AND OTHER GRANTS

Generally, grants from the Office of the Chief Scientist constitute up to 50% of certain research and development expenses for the development of products intended for export. Under the terms of the Office of the Chief Scientist for participation in these programs, a royalty at a rate of 3.5% to 5% of the sales of products developed in, and related revenues generated by, a project funded by the Office of the Chief Scientist must be paid as sales of these products commence. The royalty payments end when 100% to 150% of the grant is repaid in NIS linked to the dollar and bearing interest at the rate of six-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and in the absence of sales, no royalty payment is required. Through January 31, 2004, we obtained grants from the Office of the Chief Scientist in the aggregate amount of approximately $1.8 million for certain of our research and development projects and paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of approximately $1.5 million. As of January 31, 2004, the aggregate amount of the contingent obligation to the Office of the Chief Scientist was approximately $394,000.

Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad has awarded us grants related to our foreign marketing expenses. These grants are awarded for specific expenses we incur in our foreign marketing activities, based on expenses reported to the Fund for Encouragement of Marketing Activities Abroad. All marketing grants received from the Fund for Encouragement of Marketing Activities Abroad are linked to the dollar and are repayable in the form of royalty payments in the amount of 4% of any increase in export sales we realize up to the total amount of grants we receive. If we do not achieve an increase in export sales, we have no obligation to pay any royalties or return any funds received through these grants. All payments are linked to the dollar and bear interest at a rate of six-month LIBOR.

Through January 31, 2004, we obtained grants in the aggregate of $778,000 from the Fund for Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. As of January 31, 2004, the aggregate amount of the contingent obligation to the Fund for Encouragement of Marketing Activities Abroad was $506,000.

Some of the accrued royalties to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad were not paid when due. In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad. This settlement was renegotiated in January 2004. For additional information concerning the terms of this renegotiated settlement, see "Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and
Licenses - Research and Development Grants."

Terms of Israeli Government grants also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with Israeli Government grants be performed in Israel, unless special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Government participates. These restrictions, however, do not apply to exports from Israel of products developed using these technologies. Because the Government of Israel has from time to time revised its policies regarding the availability of grants, the Israeli Government's support of research and development may not continue.

Through January 31, 2004, we received grants in the aggregate amount of approximately $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products, referred to as the development packages, resulting from the research and development which the BIRD Foundation funded. The payments are of $250 for each development package per license and $2,500 for each development package of products per site. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar and the U.S. Consumer Price Index.

Through January 31, 2004, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of approximately $210,000. As of January 31, 2004, the aggregate amount of the contingent obligation to the BIRD Foundation was approximately $381,000.

REVENUE SOURCES

We generate revenue from RapidPLUS license fees, MMI reference design license fees, professional service fees, LiveManuals development fees, support contracts fees, runtime licensing fees and right to use fees. We are beginning to generate revenue from fees related to sales of mobile handsets embedded with our state machine MicroKernel. The contracts we have entered into with wireless platform vendors and handset manufacturers are structured so that runtime licensing fees will become a significant revenue stream if sales by the customer are successful.

RAPIDPLUS LICENSE FEES
RapidPLUS license fees are generated by license agreements providing our customers with the right to use our RapidPLUS products on a non-exclusive basis, including our RapidPLUS CODE, RapidPLUS DOC, RapidPLUS Web Studio, RapidPLUS Xpress and RapidCBT.

MMI REFERENCE DESIGN LICENSE FEES
We typically charge an up-front fee to each customer who licenses our MMI reference designs or one of their derivatives. This fee is in addition to the royalty fee we charge for embedding the MMI reference design or MicroKernel with the customer's product, as described below.

RUNTIME LICENSING FEES
We charge runtime license fees for the embedding of our MMI reference designs or MicroKernel in each product sold by a customer. MicroKernel Code generated by RapidPLUS/Code requires the state machine MicroKernel to run in the embedded application. This method of charging is common in our industry.

PROFESSIONAL SERVICE FEES
Our technical services team generates revenue from MMI contract development and consulting and from the mentoring and training of users of our products. Charges are based on price lists, specific contracts or per-period fees.

LIVEMANUALS DEVELOPMENT FEES
We sell our customers simulations of their products for fees that depend on the complexity of the product and the simulation. Together with these simulations, we also offer our customers additional items such as electronic user manuals. We refer to these combined simulations and user manuals as LiveProducts or LiveManuals.

SUPPORT CONTRACTS FEES
With license agreements for our RapidPLUS products, customers typically purchase a one-year service agreement that provides them with customer support and enables them to receive periodic updates and new releases of the licensed products. The customer may elect to renew the agreement each year.

RIGHT TO USE FEES
Customers who use RapidPLUS simulations over the web typically are required to pay us a fee for the right to use them. We charge these fees either on a one-time basis per each web-site on which the simulations are deployed or on an annual basis permitting unlimited use. Our revenues from these fees are not significant.

SALES AND MARKETING

Our sales are based on a global sales organization with a mixture of direct and indirect sales. We have subsidiaries, primarily engaged in sales and service, in the U.S. and Japan. As part of our restructuring, which commenced in the second quarter of 2001, we significantly reduced our sales and marketing staff in the U.S., Japan and Europe. Our U.S. staff had been primarily involved in the sales and marketing of LiveManuals and our LiveManuals.com web-site. As we have ceased to invest in the LiveManuals.com web-site, much of this staff was no longer required and was let go. We closed our European office, in France, in 2002. We have redeployed our international sales force and assigned some of our staff involved in sales in Asia also to take responsibility for European sales.

We continue to have several distribution agreements in the U.S., Europe and Asia, on exclusive and non-exclusive bases. In 2002, we entered into agreements with Freescale and with IXI Mobile (R&D) Ltd. providing them with various rights, including the right to license RapidPLUS and MicroKernels to customers who acquire their products or services. A similar agreement was entered into in 2003 with Texas Instruments. Distributors are supported and trained by our local and Israel-based personnel. In many cases we actively participate in the sale processes of our distributors. We seek to combine the expertise of our personnel and knowledge of the product and the target markets with the local distributor's knowledge and contacts with the local market, as well as their familiarity with the local business culture.

The following table sets forth sales by our principal distributors as percentages of our total revenues for the years ended January 31, 2002, 2003 and 2004:

                                  YEAR ENDED JANUARY 31,
                                  ----------------------
NAME OF DISTRIBUTOR               2002     2003     2004
-------------------------------   ----     ----     ----
Freescale .....................     5%       5%       8%
Yamagata ......................     6%      33%       1%
Nippon Systemware .............     1%       8%       1%
Virtual Products
   International ..............     6%       3%       1%
Tatung ........................    13%       1%       -
Kobe Steel ....................    15%       -        -

The decrease in sales to distributors is primarily attributable to the implementation of our current business model pursuant to which we devote most of our resources and focus our efforts on sales to wireless handset platform vendors and wireless handset manufacturers. As a result, we devote fewer resources compared with prior years to sales to distributors in the embedded systems markets. While we have entered into agreements with distributors in the wireless handset platform market, such as Freescale, these agreements, which are more focused on long term future royalty streams, have yet to result in significant revenues. In 2003, most of our revenues were derived from direct sales of products and services to our customers.

Our revenues are mainly derived from licensing our products and providing maintenance and service. The following table presents the sources of our revenues by category of activity for the years ended January 31, 2002, 2003 and 2004:

                     YEAR ENDED JANUARY 31,
                  ---------------------------
                   2002       2003     2004
                  -------   -------   -------
                         (IN THOUSANDS)
Revenues:
   Products       $ 3,031   $ 3,304   $ 1,819
   Services         1,322     1,889     2,264
   LiveProducts       683     1,027       418
                  -------   -------   -------
Total             $ 5,036   $ 6,220   $ 4,501

The following table presents total revenues attributed to geographic segments based on the location of the customers for the years ended January 31, 2002, 2003 and 2004 and long-lived assets as of January 31, 2002, 2003 and 2004:

                           2002                2003                2004
                    ------------------   -----------------   -----------------
                                LONG-               LONG-               LONG-
                     TOTAL      LIVED     TOTAL     LIVED     TOTAL     LIVED
                    REVENUES    ASSETS   REVENUES   ASSETS   REVENUES   ASSETS
                    --------   -------   --------   ------   --------   ------
                                        (IN THOUSANDS)
Israel ..........    $    55   $   780    $   240    $ 469    $ 1,333    $ 399
Far East* ........     1,622         -        649        -        535        -
Japan ...........      1,421        32      2,794       30        414       20
U.S. ............      1,258       252      1,297       35        732       21
Europe ..........        680        14      1,240        -      1,487        -
                     -------   -------    -------    -----    -------    -----
Total............    $ 5,036   $ 1,078    $ 6,220    $ 534    $ 4,501    $ 440
                     =======   =======    =======    =====    =======    =====

* Excluding Japan

The following table represents our main customers, by percentage of revenues for the years ended January 31, 2002, 2003 and 2004:

                                 YEAR ENDED JANUARY 31,
                                 ----------------------
CUSTOMER                         2002     2003     2004
------------------------------   ----     ----     ----
IXI ..........................     -        2%      28%
Texas Instruments ............     -        -       10%
Alcatel ......................     -        4%       9%
Freescale ....................     5%       5%       8%
Panasonic ....................     3%       6%       5%
Yamagata .....................     6%      33%       1%
Nippon Systemware ............     1%       8%       1%
Virtual Products
   International .............     6%       3%       1%
Tatung .......................    13%       1%       -
Kobe Steel ...................    15%       -        -

DEPENDENCE ON THIRD PARTY RIGHTS

We rely, and expect to continue to rely, on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of this software may be required to complete the development of products that we intend to offer in the future. These third-party providers may not remain in business or continue to support their technology and their technology may not otherwise be available to us on commercially reasonable terms.

COMPETITION

The wireless handset MMI market is a competitive one. Our main competition in this market comes from companies that sell the MMI as part of a wider suite of integrated products. Among these are semiconductor vendors who have their own in-house MMI solution, such as Infineon Technologies AG, Agere Systems, Inc. and Skyworks Solutions, Inc. There are also companies that provide core software for wireless devices, such as protocol stacks that also provide an MMI solution. Most notable of these is TTPCom. A potential direct competitor is Cybelius Software Oy, with its Maestro prototyping and code generation solution.

We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers rather than those purchased from independent software vendors like us. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Cats. Inc., Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc., Cybelius Software Oy and Gaio, Inc.

Because we have derived most of our revenues from sales of and services related to the RapidPLUS family of products, the effects of competition are more intense than if we had a broader product offering.

The Internet market is also highly competitive and is characterized by rapid technological change and intense competition. There are technologies currently available that compete with LiveProducts and which are difficult to compete with, such as Macromedia's Flash and ShockWave Director. Current and potential competitors may develop products that may be more effective than our current or future products and our technologies and products may be rendered obsolete by such developments.

(C) ORGANIZATIONAL STRUCTURE

We have three wholly-owned subsidiaries:

o e-SIM, Inc., incorporated under the laws of the State of Delaware and responsible for sales, marketing and technical support in the U.S.;

o e-SIM Japan Ltd., incorporated under the laws of Japan and responsible for sales, marketing and technical support in Japan; and

o e-SIM Europe SARL, incorporated under the laws of France. This subsidiary ceased operations in February 1, 2003.

(D) PROPERTY, PLANTS AND EQUIPMENT

We currently lease a facility consisting of approximately 7,494 square feet in Teradion, Israel. The annual lease payment is approximately $24,000. The lease expires in December 2005.

Our headquarters and executive offices are located in a facility consisting of approximately 5,745 square feet in Jerusalem, Israel. The annual lease payment is approximately $71,000. The lease expires in March 2006.

In 2003, we decided to close our U.S. offices and subleased our facilities until the expiration of the lease period in August 2003. Our U.S. employees currently work from home. We do not presently lease or rent any facilities in the U.S.

Our Japanese subsidiary currently uses a facility consisting of approximately 435 square feet belonging to our customer Yamagata Printing Co. Ltd. in Tokyo, Japan under an agreement that expires in December 2005, for which it pays no rent but reimburses Yamagata Printing Co. Ltd. for all expenses incurred, which are approximately $3,800 per year.

We believe that our current space is adequate for our current requirements and that additional space will be available upon reasonable terms, if needed.

As of July 15, 2004, we leased 33 cars for 36 months each. Termination of the lease for each car is subject to payment of a fine of three-months' fees under that lease. Our average monthly lease payment per car is $600 and the sum of our annual lease payments for cars for the year ended January 31, 2004 was approximately $240,000.

                                     ITEM 5

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

OVERVIEW

Our primary business is providing MMI solutions for wireless handset platform vendors, handset manufacturers and mobile carriers. We believe that our MMI reference design and line of RapidPLUS development tools, in addition to our customization, training, development and consulting services, allow our customers to more easily and quickly develop the MMI for the new handsets they plan to introduce to the market, thus making us a comprehensive service provider in the field of MMI for the wireless handset market. While we no longer focus on the embedded systems market, which was our traditional line of business, we still derive significant revenues from this market, although we expect such revenues to decrease in the future. In addition, we also derive revenues from the sales of LiveProducts; we do not anticipate such revenues to increase in the future.

We experienced a decrease in our revenues in 2003 as a result of changing our business strategy. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we currently concentrate our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. The revenues we derive from these contracts are comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development and consulting services. Under this new business model, we expect to receive a royalty payment for each handset into which one of our MMI reference designs or MicroKernel is integrated. As part of this strategy, distribution of certain of our products is currently conducted by the handset platform vendors who are our customers, who then will either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. We believe this strategy will result in a long-term recurring stream of revenues and that our platform vendors will be able to market our MMI solution to a range of handset manufacturers, thus saving us significant marketing expenses. To date, we have attracted new customers through this strategy. As a result of the changed strategy, our sales through our traditional distributors, including distributors who were major clients, have significantly declined. In addition, because we are only now beginning to receive revenues from our MMI solution, our overall revenues in 2003 have declined compared with 2002.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operation are based on our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Under U.S. GAAP, when more than one accounting method or policy or its application is generally accepted, our management selects the accounting method or policy that it believes to be most appropriate in the specific circumstances. Our management considers some of these accounting policies as critical. A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management's most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in note 2 to our consolidated financial statements, included elsewhere in this annual report, we believe the following accounting policies to be critical:

REVENUE RECOGNITION

We derive our revenues from license fees of our products, maintenance and support, royalties and from rendering services including consulting, software customization, implementation, and training. We sell our products through our direct sales force and indirectly through resellers (both of which are considered end-users). We also generate revenues from providing full electronic product simulation, and from fees deriving from usage of the simulation.

We account for software sales in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended, or SOP 97-2. SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements is to be allocated to each element based on the relative fair value of the elements. In addition, we have adopted Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," or SOP 98-9, for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence, or VSOE, of Fair Value, as defined in SOP 97-2, exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. Determination of the probability of collection is based upon management's judgments regarding the payment of fees for services rendered and products delivered. This determination is based on management's periodic assessment of the credit worthiness and other known factors of its customers and distributors. In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required. In addition, if management's assessment as to the credit worthiness of our customer does not properly reflect the actual collection, the revenue recognized for any reporting period could be adversely affected.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable and no further obligations exist.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on a renewal ratio and the price charged for the undelivered element when sold separately.

Revenues from consulting services and training included in multiple element arrangements are recognized at the time such services are rendered.

We are entitled to royalties upon some of the licensing agreements for the software tools and to fees upon usage of the product simulation by the end users. Revenues from royalties and usage fees are recognized when such revenues are reported to us.

Revenues from license fees that involve significant customization and implementation of the Company's software to customer specifications are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction -Type and Certain Production - Type Contracts," or SOP 81-1, using contract accounting on a percentage of completion method over the period from signing of the license through to completion in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of January 31, 2004, no such estimated losses were identified.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND PROVISION FOR BAD DEBTS.

We continuously monitor collection and payment from our customers and maintain allowances for doubtful accounts and for estimated losses resulting from the inability of our customers to make required payments. We have provided for these allowances based on assumptions relating to the financial condition of our customers in accordance with our management's estimates and historical experience, plus an additional general reserve of 3%. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, the extent of which is inherently uncertain. Our trade receivables are mainly derived from sales to customers located primarily in Europe, Israel, the Far East and the United States. We perform ongoing credit evaluation of our customers.

We generally do not require collateral. However, in certain circumstances, we may require letters of credit, other collateral or additional guarantees.

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

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations for the three most recent years:

                                                                  YEAR ENDED JANUARY 31,
                                                       -----------------------------------------------
                                                           2002             2003              2004
                                                       ------------     ------------      ------------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues:
   Products ........................................   $      3,031     $      3,304      $      1,819
   Services ........................................          2,005            2,916             2,682
                                                       ------------     ------------      ------------

                                                              5,036            6,220             4,501
                                                       ------------     ------------      ------------
Cost of revenues:
   Products ........................................            169              267               122
   Services ........................................          1,776            1,663             1,983
                                                       ------------     ------------      ------------
                                                              1,945            1,930             2,105
                                                       ------------     ------------      ------------

Gross profit .......................................          3,091            4,290             2,396
                                                       ------------     ------------      ------------

Operating expenses:
   Research and development, net ...................          2,610            1,464             1,560
   Selling, marketing, general and administrative,
      net ..........................................          7,854            4,261             3,635
   Restructuring and impairment of
      web-site development costs ....................           910                -                 -
                                                       ------------     ------------      ------------

Total operating expenses ...........................         11,374            5,725             5,195
                                                       ------------     ------------      ------------

Operating loss .....................................          8,283            1,435             2,799
Financial expenses (income), net ...................            210               (9)            1,343
Other expenses, net ................................            426               94                 -
                                                       ------------     ------------      ------------

Loss before taxes on income ........................          8,919            1,520             4,142
Taxes on income ....................................             62              199               106
                                                       ------------     ------------      ------------

Net loss ...........................................   $      8,981     $      1,719      $      4,248
                                                       ============     ============      ============

Basic and diluted net loss per share ...............   $       0.77     $       0.15      $       0.36
                                                       ============     ============      ============

Weighted average number of shares used in
   computing basic and diluted net loss per share ..     11,663,170       11,665,359        11,963,056
                                                       ============     ============      ============

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations as percentages of our revenues for the three most recent years:

                                               YEAR ENDED JANUARY 31,
                                              -----------------------
                                              2002     2003     2004
                                              -----    -----    -----
Revenues:
   Products ...............................    60.2%    53.1%    40.4%
   Services ...............................    39.8%    46.9%    59.6%
                                              -----    -----    -----

                                              100.0%   100.0%   100.0%
                                              -----    -----    -----
Cost of revenues:
   Products ...............................     3.4%     4.3%     2.7%
   Services ...............................    35.2%    26.7%    44.1%
                                              -----    -----    -----

                                               38.6%    31.0%    46.8%
                                              -----    -----    -----

Gross profit ..............................    61.4%    69.0%    53.2%
                                              -----    -----    -----

Operating expenses:
   Research and development, net ..........    51.8%    23.5%    34.7%
   Selling, marketing, general and
      administrative, net .................   156.0%    68.5%    80.8%
   Restructuring and impairment of
      web-site development costs ..........    18.1%       -        -
                                              -----    -----    -----

Total operating expenses ..................   225.9%    92.0%   115.5%
                                              -----    -----    -----

Operating loss ............................   164.5%    23.0%    62.3%
Financial expenses (income), net ..........     4.2%    (0.1)%   29.8%
Other expenses, net .......................     8.4%     1.5%       -
                                              -----    -----    -----

Loss before taxes on income ...............   177.1%    24.4%    92.1%
Taxes on income ...........................     1.2%     3.2%     2.4%
                                              =====    =====    =====
Net loss ..................................   178.3%    27.6%    94.5%
                                              =====    =====    =====

GEOGRAPHIC DISTRIBUTION

The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from each of the regions identified:

            YEAR ENDED JANUARY 31,
            ----------------------
REGION      2002     2003     2004
---------   ----     ----     ----
Israel        1%       4%      30%
Far East*    32%      10%      12%
Japan        28%      45%       9%
U.S.         25%      21%      16%
Europe       14%      20%      33%

* Excluding Japan

2003 COMPARED WITH 2002

REVENUES. Revenues for 2003 decreased 28% to $4.5 million, compared with $6.2 million in 2002. Product revenues for 2003 decreased by 45% to $1.8 million, compared with $3.3 million in 2002. This decrease is primarily attributable to our new business strategy focused on long-term contracts and royalty payments in the wireless handset market which we are only now beginning to receive. Revenues from services decreased by 8% in 2003 to $2.7 million, compared with $2.9 in 2002. The decrease in revenues from services was primarily attributable to a decrease of 59% in revenues from Live Products which were $418,000 in 2003 compared with $1.0 million in 2002. This decrease is primarily attributable to changes in our business model resulting in a shift of our focus to MMI solutions in the wireless handset market. The decrease in revenues from Live Products was partially offset by a 24% increase in consulting and support services, which were $2.3 million in 2003, compared with $1.9 million in 2002. This increase was primarily attributable to consulting and support services provided to leading wireless handset platform vendors, some of whom became our customers in 2003.

COST OF REVENUES. Cost of revenues consisted primarily of the salaries of our technical support staff, expenses incurred in connection with our sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues decreased 54% in 2003 to $122,000, compared with $267,000 in 2002. This decrease is primarily attributable to the decrease in product revenues. Cost of service revenues increased by 19% to $2.0 million for 2003, compared with $1.7 million for 2002. This increase is primarily attributable to the costs associated with additional technical staff hired in 2003. Overall, cost of revenues as a percentage of revenues increased from 31% in 2002 to 47% in 2003. This increase was primarily attributable to the decrease in our revenues.

RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net increased 7% to $1.6 million for 2003, compared with $1.5 million for 2002. This increase is attributable to the increase in research and development staff. Research and development expenses, net increased as a percentage of revenues to 35% for 2003, compared with 24% for 2002. This increase was primarily attributable to the decrease in our revenues.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET. Selling, marketing, general and administrative expenses, net, decreased in 2003 by 15% to $3.6 million, compared with $4.3 million in 2002. The decrease is primarily attributable to staff reductions, closure of certain of our offices outside of Israel and related expenses. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, expenses related to our subsidiaries, costs of travel, advertising and promotional activities, and royalties paid for governmental grants and to the BIRD Foundation. Selling and marketing expenses, net, decreased by 33% to $1.8 million for 2003, compared with $2.7 million for 2002. This decrease was primarily attributable to the reduction in our sales and marketing staff and related expenses. Selling and marketing expenses, net, decreased as a percentage of revenues to 40% in 2003 from 43% in 2002. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses increased 17% to $1.8 million for 2003, compared with $1.6 million for 2002. This increase was primarily attributable to a repricing of options issued as compensation, increased legal fees and lease expenses.

OPERATING LOSS. Our operating loss increased by 95% to $2.8 million for 2003, compared with $1.4 million for 2002. As a percentage of revenues, operating loss increased to 62% for 2003 from 23% for 2002. Although operating expenses decreased to $5.2 million in 2003 from $5.7 million in 2002, this trend was offset by the decrease in revenues and has resulted in an increase in operating loss. This increase in the amount of our operating loss and as a percentage of our revenues is primarily attributable to the new business strategy focused on long-term contracts and royalties that has caused a decrease in our revenues.

FINANCIAL EXPENSES (INCOME), NET. In 2003, financial expenses, net was approximately $1.3 million, compared with financial income, net of $9,000 in 2002. Financial expenses, net consist primarily of a non-cash conversion of a convertible loan, interest expenses on loans and lines of credit, and expenses resulting from foreign currency exchange rate differences. This change is attributable to a non-cash conversion expense, in an amount of $1 million, resulting from conversion of a loan made by Smithfield, as discussed in "- Liquidity and Capital Resources," adverse foreign currency exchange rate differences of approximately $33,000 in 2003 compared with gains of approximately $224,000 in 2002 and approximately $288,000 in interest rate payments on loans in 2003 compared with approximately $215,000 in 2002.

OTHER EXPENSES, NET. In 2003, other expenses, net were $0, compared with $94,000 in 2002, which were attributable to sales of certain fixed assets and a write-off expense related to obsolete property and equipment.

TAXES ON INCOME. Taxes on income decreased 47% to $106,000 in 2003, compared with $199,000 in 2002. This difference is primarily attributable to a withholding tax paid as a result of a single transaction in 2003. Taxes on income decreased as a percentage of revenues to 2.4% in 2003, compared to 3.2% in 2002.

2002 COMPARED WITH 2001

REVENUES. Revenues increased 24% to $6.2 million in 2002, compared with $5.0 million in 2001. While product revenues for 2002 increased by 9% to $3.3 million, compared with $3.0 million in 2001, revenues from services increased by 45% to $2.9 million, compared with $2 million in 2001. Revenues from services related to software sales for 2002 increased by 43% to $1.9 million, compared with $1.3 million in 2001. This increase was primarily attributable to a large project we entered into with a leading wireless platform vendor. Revenues from Live Products services for 2002 increased by 50% to $1 million, compared with $684,000 in 2001, as a result of new orders received from new and existing customers. The increase in product revenues in 2002 is primarily attributable to increased product sales to one of our major customers.

COST OF REVENUES. Cost of revenues consisted primarily of salaries of our technical support staff, expenses incurred in connection with our Indian sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues increased 58% to $267,000 in 2002, compared with $169,000 in 2001. The increase of cost of product revenues is primarily attributable to the increase in the cost of manuals, packaging, freight and royalties to the Office of the Chief Scientist. Cost of service revenues decreased by 6% to $1.7 million for 2002, compared with $1.8 million in 2001. The decrease in cost of services revenues is primarily attributable to a decrease of 47% in services for software-related sales to $533,000 in 2002 from $997,000 in 2001, mainly due to the decrease in our technical support staff. This decrease was partially offset by an increase in costs of services in Live Products by 45% to $1.1 million in 2002, compared with $778,000 in 2001 due to an increase in Live Products sales. Overall, cost of revenues as a percentage of revenues decreased from 38.6% in 2001 to 31.0% in 2002.

RESEARCH AND DEVELOPMENT EXPENSES, NET. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net of grants from the Office of the Chief Scientist decreased 44% to $1.5 million for 2002, compared with $2.6 million for 2001. This decrease was primarily attributable to the downsizing of our research and development staff in 2002, and was partially offset by the lack of funding from the Office of the Chief Scientist in 2002, compared with grants of $427,000 obtained in 2001. Research and development expenses, net decreased as a percentage of revenues to 24% for 2002, compared with 52% for 2001.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, NET. Selling, marketing, general and administrative expenses, net, decreased in 2002 by 46% to $4.3 million, compared with $7.9 million in 2001. The decrease is primarily attributable to the restructuring plan that we implemented beginning in 2001 and which included staff reductions, closure of offices outside Israel and related expenses. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, expenses related to our subsidiaries, costs of travel, advertising and promotional activities, and royalties paid for governmental grants and to the BIRD Foundation. Selling and marketing expenses, net, decreased by 53% to $2.7 million for 2002, compared with $5.7 million for 2001. This decrease was primarily attributable to the reduction in sales and marketing staff and related expenses. Selling and marketing expenses, net, decreased as a percentage of revenues to 43% in 2002 from 113% in 2001. General and administrative expenses, net, consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 28% to $1.6 million for 2002, compared with $2.2 million for 2001. This decrease was primarily attributable to a reduction in salaries, legal fees and lease expenses.

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

In 2001 we determined that the costs we incurred in developing our LiveManuals.com web-site were not recoverable and therefore we wrote off the net value of the investment in the web-site, which was $601,000. There were no further expenses related to the web-site development in 2002.

For further information on impairment of web-site development costs, see note 2h to our consolidated financial statements, included elsewhere in this annual report.

OPERATING LOSS. Our operating loss decreased by 82% to $1.4 million for 2002, compared with $8.3 million for 2001. As a percentage of revenues, operating loss decreased to 23% for 2002 from 164.5% for 2001. This decrease in the amount of our operating loss and as a percentage of our revenues is primarily attributable to our increased revenues and to the decrease in operating expenses and costs resulting from our corporate restructuring.

FINANCIAL EXPENSES (INCOME), NET. In 2002 financial income, net was approximately $9,000, compared with financial expenses, net of $210,000 in 2001. Financial expenses (income), net consist primarily of interest expenses on loans and lines of credit, interest earned on deposits and gain or expense resulting from foreign currency exchange rate differences. The change from financial expense to financial income in 2002 is primarily attributable to favorable foreign exchange rate differences, partially offset by interest expenses on loans and lines of credit.

OTHER EXPENSES, NET. In 2002 other expenses, net consisted of loss and expense incurred in connection with sales of certain fixed assets and a write-off expense related to obsolete property and equipment. In 2001 other expenses, net consisted of a write-off expense related to the impairment of an investment. Accordingly, other expenses, net decreased by 78% in 2002 to $94,000, compared with $426,000 in 2001.

TAXES ON INCOME. Taxes on income increased 220% to $199,000 in 2002, compared with $62,000 in 2001, an increase primarily attributable to withholding tax paid as a result of a single transaction. Taxes on income increased as a percentage of revenues to 3% in 2002, compared to 1% in 2001.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

Most of our revenues are generated in dollars and a substantial portion of our expenses is incurred in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was 3.1% in 2001 and 5.6% in 2002 and the deflation rate was 2.3% in 2003. In 2001 and 2002, the devaluation of the NIS against the dollar was 11.2% and 4.6%, respectively. In 2003, revaluation of the NIS against the dollar was 6.9%. As a result, we experienced an increase in the dollar costs of our operations in Israel in 2003, as opposed to a decrease in our dollar costs in 2001 and 2002, primarily because substantially all our revenues are received in dollars while salaries in Israel are paid in NIS and constitute a significant portion of our expenses. However, these fluctuations did not materially affect our results of operations.

We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

CONDITIONS IN ISRAEL

We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although most of our revenues are currently derived from sales made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

Additionally, all nonexempt male adult citizens of Israel are obligated to perform military reserve duty. Some of our officers and employees are currently obligated to perform annual reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. Although we have operated without any material disruption under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

(B) LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through public and private sales of equity securities, sales of products and services, borrowings from banks and other parties, and, to a lesser extent, through research and development grants from the Office of the Chief Scientist and the BIRD Foundation and grants from the Fund for Encouragement of Marketing Activities Abroad (See "- Research and Development, Patents and Licenses" and "- Marketing Grants" below). Cash and cash equivalents and short-term deposits were $1.3 million, $0.6 million and $0.2 million as of January 31, 2002, January 31, 2003 and January 31, 2004, respectively. Net cash used in operating activities was $6.7 million, $127,000 and $1.2 million in 2001, 2002, and 2003, respectively. Our capital expenditures since inception have been related primarily to computers, equipment, renovations of facilities and vehicles, and were approximately $147,000, $63,000 and $163,000 in 2001, 2002 and 2003, respectively.

On January 31, 2004 and July 15, 2004, we had approximately $3.3 million and $1.5 million, respectively, of bank loans outstanding, which included $641,000 and $883,000, respectively of convertible bank loans. The latter amount is convertible at an average share price of $1.96. In addition, as of July 15, 2004, we had an unutilized credit line of $0.9 million from the Israel Discount Bank Ltd., or Discount Bank, which may be drawn upon, provided we are not in default under our loan agreement with this bank. All the bank loans and any utilized portion of the credit line bear interest at a weighted average rate of three-month LIBOR plus 3.5% linked to the dollar.

In February, May and July, 2004, we entered into agreements amending certain provisions of our prior agreements with Discount Bank and with the Industrial Development Bank of Israel Ltd., or the Development Bank. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. Discount Bank agreed that beginning February 28, 2005, we will be required to repay the outstanding balance of the loan as of that date, including any portion of the $0.9 million credit line we may draw prior to that date, in 36 equal monthly payments of principal and interest. As of July 15, 2004, the outstanding balance of the loan extended to us by Discount Bank was $611,000. Development Bank was paid $400,000 in respect of its outstanding loans using proceeds received in the new equity investment we completed in June 2004, discussed below, and $71,000 in overdue payments of principal and interest and has reduced the outstanding balance of the loan by an additional $400,000. The remaining outstanding balance, which was $902,000 on July 15, 2004, is to be repaid in 48 equal monthly payments of principal beginning March 1, 2005, with interest to continue to be paid on a monthly basis. As part of these amendments, it was agreed with the banks that we raise additional equity, a condition we met by entering into the investment agreements in May and June 2004, discussed below. The banks also received additional rights to purchase our ordinary shares by way of conversion of a portion of the loans as follows: (1) Discount Bank received the right to purchase 75,000 ordinary shares at a price per share of $0.85; and (2) Development Bank received the right to purchase 110,000 ordinary shares at a price per share of $0.90 and 110,000 ordinary shares at a price per share of $0.70.

All our bank loans are secured by substantially all of our assets. In addition, the banks hold a security interest on our right to receive revenues pursuant to agreements with two major customers. The banks can demand acceleration of payment of the loans prior to the agreed payment dates upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events after January 31, 2005 in the case of one of the banks extending us loans (in respect of $500,000 of our total debt to that bank prior to that date) and after August 14, 2005 in the case of the other bank, that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. In addition, under our agreements with these banks, until at least one half of the outstanding principal amount of the loans has been repaid, we may not make any cash payment of management fees to any shareholder holding, directly or indirectly, 5% or more of our shares, or to any related party of such shareholder, including, without limitation, Yozma Hofsheet Ltd., to whom we presently owe management fees.

We also had an interest-free, unsecured $100,000 convertible loan payable to Vertical Ventures, LLC, or Vertical Ventures, convertible into our ordinary shares at a price per share of $0.18 until August 1, 2004, the maturity date of this loan. Pursuant to the terms of the agreement, upon conversion of the entire loan amount into our ordinary shares, Vertical Ventures receives a warrant to purchase 555,556 additional ordinary shares at an exercise price of $0.54 per share. The loan agreement allowed us to require the conversion of the loan, at the exercise price of $0.18 per share, at any time following an equity raising of at least $1,000,000 prior to August 1, 2004. On July 29, 2004, we notified Vertical Ventures that we were requiring them to convert the entire loan amount into 555,556 of our ordinary shares and receive a warrant, as per the loan agreement.

In July 2003, we entered into a convertible loan agreement with Smithfield Investments B.V., or Smithfield, an entity controlled by Marc Belzberg, pursuant to which Smithfield agreed to lend us an aggregate of $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield had the right to convert the principal amount of the loan into our ordinary shares at a price per share of $0.18. In addition, upon conversion of the entire loan amount into our ordinary shares, Smithfield was to receive a warrant to purchase 5,555,556 ordinary shares at an exercise price per share of $0.54. On January 31, 2004, Smithfield converted the loan into 5,555,556 ordinary shares and was issued a warrant pursuant to the terms of the agreement.

In May and June 2004, we entered into an equity investment agreement with Marc Belzberg, his sister, Lisa Belzberg, Gibralt, and certain other investors who are not related parties, pursuant to which they purchased an aggregate of 4,975,000 of our ordinary shares for $2,487,500, or $0.50 per share. These investors also received warrants to purchase 1,243,750 of our ordinary shares, at $0.75 per share. Each of the warrants is immediately exercisable in full and has a five-year term. The transaction was approved by our board of directors and audit committee. If approved by our board of directors, we will issue an additional 48,750 ordinary shares and warrants to purchase 12,188 ordinary shares at an exercise price of $0.75 per share as finder's fees associated with the transaction. The purchase by the members of the Belzberg Family of 3,000,000 ordinary shares and warrants to purchase an additional 750,000 ordinary shares is subject to shareholder approval. We plan to submit the transaction for approval at our next general meeting of shareholders, where it must be approved by a majority which includes at least one-third of our shareholders present at the meeting and voting on the transaction who are not related parties, unless our shareholders who are not related parties who vote against the resolution do not represent more than one percent of our total voting rights. According to the terms of the investment agreement, if our shareholders do not approve the investment by November 10, 2004, the investment agreement with the Belzberg Family will be null and void and we will be obligated to repay the amount invested by them together with accrued interest at a rate equal to the six-month LIBOR prevailing on May 10, 2004. Each of Marc Belzberg, Gibralt and Lisa Belzberg has agreed that, notwithstanding the foregoing, we will not be required to repay these funds to them until August 31, 2005, if doing so would affect our ability to continue operations as a going concern.

As of July 15, 2004, we had cash and cash equivalents of $0.5 million (after giving effect to the equity investment of $2,487,500 discussed above), which represents an increase in our cash and cash equivalents of $238,000 as of January 31, 2004 and a decrease in our cash and cash equivalents of $798,000 as of June 30, 2003 and $627,000 as of January 31, 2003. These funds are held primarily in dollars, but also in NIS, Euros and Pounds Sterling. We believe that these funds, together with borrowing capacity of approximately $0.9 million under our existing credit line, anticipated revenues and cash flows from our operations (including collection of trade receivables) will be sufficient for our requirements for the next twelve months. If this working capital becomes insufficient to meet our requirements in the course of the next twelve months or thereafter, we will attempt to obtain additional loans or issue additional securities. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us, if at all. Our ability to generate revenues and manage costs as anticipated may be adversely affected by a variety of factors, including those discussed under "Item 3. Key Information -Risk Factors." If we are unable to generate sufficient revenues from operations, or if acceleration of our bank loans is demanded by the lenders, or if our expenses are higher than anticipated, we may be required to seek to raise additional capital through public or private debt or equity issuances. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous than those of the holders of our ordinary shares. If additional financing is not available when needed, our business and financial condition will be materially adversely affected, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

RESEARCH AND DEVELOPMENT GRANTS

We participate in programs sponsored by the Israeli Government for the support of research and development activities. Through January 31, 2004, we had obtained grants from the Office of the Chief Scientist aggregating $1.8 million for certain of our research and development projects. We are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3.5% to 5% of the sales of the products and other related revenues generated from these projects, up to an amount equal to 100% to 150% of the grants received in NIS, linked to the dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of these products and generation of related revenues and in the absence of such sales or related revenues no payment is required. Through January 31, 2004, we have paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of $1.5 million. As of January 31, 2004, our aggregate contingent liability to the Office of the Chief Scientist was $394,000. Some of the accrued royalties in the amount of $469,000 were not paid when due. In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist and the Fund for the Encouragement of Marketing Activities Abroad, discussed below. Under the terms of the settlement for the return of overdue payments to the Office of the Chief Scientist for research and development grants and for marketing grants received from the Fund for the Encouragement of Marketing Activities, discussed below, we will make quarterly payments of $50,000 over a three-year period beginning May 2004, of which $30,000 will be earmarked for the repayment of research and development grants and $20,000 for marketing grants. We have also agreed to pay royalties of 5% of revenues exceeding certain specified revenue levels. 60% of the royalty payments will be earmarked for the repayment of research and development grants and 40% for repayment of marketing grants received by us from the Fund for the Encouragement of Marketing Activities Abroad, discussed below. We will not be required to pay royalties on revenues up to such specified revenue levels earned after January 1, 2004 until November 2005, following which we will repay the royalties accrued on such revenues in quarterly installments until May 2007. We will pay any royalties accrued on revenues after November 2005 on an on-going basis in accordance with the standard payment requirements of the Office of the Chief Scientist.

We also participated in a program sponsored by the BIRD Foundation, pursuant to which a portion of our development expenses was funded. Through January 31, 2004, we obtained grants in the aggregate amount of $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products resulting from the research and development funded by the BIRD Foundation. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar.

Through January 31, 2004, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of $210,000. As of January 31, 2004, the aggregate amount of the contingent obligation to the BIRD Foundation was $381,000.

Our research and development expenses, net, during the three most recent years, consisted of the following:

                                     YEAR ENDED, JANUARY 31,
                                   ---------------------------
                                    2002       2003     2004
                                   -------   -------   -------
                                          (IN THOUSANDS)
Total costs                        $ 3,037   $ 1,464   $ 1,560
Less - grants and participations      (427)        -         -

Total Expenses, net                $ 2,610   $ 1,464   $ 1,560
                                   =======   =======   =======

MARKETING GRANTS

In March 1998, the Israeli Government, through the Fund for the Encouragement of Marketing Activities Abroad, awarded us grants relating to our foreign marketing expenses. These grants are awarded for specific expenses we incurred in connection with our foreign marketing activities, based upon expenses we reported to the Fund for the Encouragement of Marketing Activities Abroad. All marketing grants received from the Fund for the Encouragement of Marketing Activities Abroad are linked to the dollar and are repayable in the form of royalty payments in the amount of 4% (plus interest at the rate of six-month LIBOR) of any increase in export sales realized by us up to the total amount of grants we received. If we do not achieve an increase in export sales, we have no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the dollar.

Through January 31, 2004, we obtained grants in the aggregate amount of $778,000 from the Fund for the Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. The aggregate amount of the income-contingent obligation to the Fund for the Encouragement of Marketing Activities was $506,000. As discussed above, some of the accrued royalties in the amount of $218,000 were not paid when due. In December 2003 and as part of the settlement with the Office of the Chief Scientist discussed above, we reached a settlement regarding payments to the Fund for the Encouragement of Marketing Activities whereby accrued royalties shall be repaid by us in quarterly installments of $20,000 between May 2004 and April 2007. We have also agreed to pay royalties of 5% of revenues exceeding certain specified revenue levels. 60% of the royalty payments will be earmarked for the repayment of research and development grants received from the Office of the Chief Scientist discussed above and 40% for repayment of marketing grants. We will not be required to pay royalties on revenues up to such specified revenue levels earned after January 1, 2004, until November 2005, following which we will repay the royalties accrued on such revenues in quarterly installments until May 2007. We will pay any royalties accrued on revenues after November 2005 on an on-going basis in accordance with the standard payment requirements of the Fund for the Encouragement of Marketing Activities Abroad.

(D) TREND INFORMATION

     1. We have experienced, and expect to continue to experience, significant quarterly and annual variations in our results of operations. These variations result from a variety of factors, including the timing, composition and size of orders from our customers, market acceptance of our products, the success of our distribution channels, competitive pressures, and other factors. In particular, our revenues in each quarter are derived primarily from a fairly small number of large orders, some of which are from new customers. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Conversely, if we obtain large orders in a particular quarter, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters.

     2. In the current wireless handset market, handset platform vendors, who are usually semi-conductor manufacturers, often provide the main electronic and software components of the handset to handset manufacturers in the form of a standardized platform known as a reference platform. These vendors are interested in providing their manufacturing customers a reference platform which has been tested and integrates a variety of components that the manufacturer can customize and develop in a rapid and simple manner to commence manufacturing. Our MMI reference design and the accompanying customization and development tools that go along with it can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

     Until recently, the handset industry was vertically integrated, so that the leading handset vendors controlled materially all aspects of the industry, including the technology assets, engineering capabilities, production, branding, distribution and support. We believe that a new trend is emerging in this market, pursuant to which some of the leading wireless handset platform vendors are outsourcing several stages of the development, production and sales process of their products. The wireless handset platform vendors, who are usually semi-conductor manufacturers, often provide the main electronic and software components of the handset to handset manufacturers in the form of a standardized platform known as a reference platform. These vendors are interested in providing their manufacturing customers a reference platform which has been tested and integrates a variety of components that the manufacturer can customize and develop in a rapid and simple manner to commence manufacturing. Our MMI reference design and the accompanying customization and development tools can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk. Therefore, in 2003, we changed our business strategy to meet this new trend. We decided to focus mainly on the wireless handset market and, in this market, to offer complete, market-specific MMI solutions, rather than just customization tools. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we currently concentrate our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. The revenues we derive from these contracts are comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development and consulting services. Under this new business model, we expect to receive a royalty payment for each handset into which one of our MMI reference designs or MicroKernel is integrated. As part of this strategy, distribution of certain of our products is currently conducted by the handset platform vendors who are our customers, who then will either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. We believe this strategy will result in a long-term recurring stream of revenues and that our platform vendors will be able to market our MMI solution to a range of handset manufacturers, thus saving us significant marketing expenses. To date, we have attracted new customers through this strategy. In order to do so, we have increased our technical staff. As a result of the changed strategy, our sales through our traditional distributors, including distributors who were major clients, have significantly declined. In addition, because we are only now beginning to receive revenues from our MMI solution, our overall revenues in 2003 have declined compared with 2002.

     3. Our future success is dependant on the growth and development of the wireless handset market, which may not continue to change at the rate and in the direction which we currently anticipate, if at all. In addition, as discussed above, we currently rely on our wireless handset platform vendor customers to distribute our products. These customers may not be able to build and market platforms effectively and, thus, successfully market our products. For a discussion of the development of the wireless handset market, see "Item 4(B) - Business Overview". For additional information concerning our anticipated liquidity and capital resources, see "- Liquidity and Capital Resources."

     4. We believe that the MMI is becoming a significant part of the platform offering which wireless handset platform vendors seek to market to the handset manufacturers, as creation of an MMI by the manufacturer is difficult and time consuming. Furthermore, we believe the MMI can be a major differentiator between different brands. We believe the main forces driving the rapid changes in the wireless handset platform and handset manufacturing market are currently as follows:

o    pressure to lower development costs;

o    pressure to reduce time to market;

o    increased complexity of design;

o    lack of available engineering talent;

o    increased competition; and

o value proposition being highest for software content and lower for hardware features.

As a result of these factors, we believe that platform vendors, handset manufacturers and mobile carriers, who do not necessary have particular expertise in the development of an MMI, will increasingly seek assistance developing an MMI solution to be embedded into the products they sell. Our MMI reference design and the accompanying customization and development tools that go along with it can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers.

(E) OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements.

(F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of January 31, 2004:

                                                  PAYMENT DUE BY PERIOD
                                -------------------------------------------------------
                                          LESS THAN                           MORE THAN
                                 TOTAL      1 YEAR    1-3 YEARS   3-5 YEARS    5 YEARS
                                -------   ---------   ---------   ---------   ---------
                                                     (IN THOUSANDS)
Long-Term Debt
   Obligations...............   $ 4,000     $ 409      $ 3,169      $ 422            -

Capital Lease
   Obligations ..............        53        10           36          7            -

Operating Lease
   Obligations ..............       197        95          102          -            -
Other Long-Term
   Liabilities ..............     1,105                                          1,105

                                -------     -----      -------      -----      -------
                                $ 5,355     $ 514      $ 3,307      $ 429      $ 1,105
                                =======     =====      =======      =====      =======

Long-term debt consists of bank loans and the amount due to the Government of Israel pursuant to the Office of the Chief Scientist and BIRD Foundation arrangements discussed in "- Research and Development, Patents and Licenses-Research and Development Grants" and arrangements with the Fund for the Encouragement of Marketing Activities Abroad discussed in "- Research and Development, Patents and Licenses- Marketing Grants." Capital lease obligations represent a vehicle finance-leasing purchase. Operating lease obligations represent rental leases. Other long-term liabilities represent our liability for employee severance pay. The foregoing table does not include amounts that we will be required to repay to the Belzberg Family in the event that our shareholders do not approve the investment they made in us in May 2004, as discussed in "- Liquidity and Capital Resources."

                                     ITEM 6

                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers, their ages and positions are as follows:

NAME                            AGE   POSITION
-----------------------------   ---   ------------------------------------------
Marc Belzberg ...............    49   Chairman of the Board of Directors and Chief
                                      Executive Officer
Yaron Eldad .................    39   Chief Operating Officer, Chief Financial Officer and
                                      Secretary
Uri Yaffe ...................    40   Senior Vice President, Corporate Sales
Frederick Rotbart ...........    54   Chief Scientist
Avi Hitelman ................    48   Vice President, Research and Development
Reuven Kleinman .............    45   Vice President, Marketing and Business Development
Nir Gazit ...................    41   Vice President, Technical Services
Samuel Belzberg (2) .........    75   Director
Amir Galili (1) (2) .........    50   Director
John McDonald ...............    74   Director and Vice Chairman
Kim Campbell (1)(3) .........    57   Director*
Ayelet Tal (1)(2)(3) ........    36   Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) External Director (as required under Israeli law)

* Ms. Campbell was appointed to a three-year term of office on July 13, 2001 and her term of office has thus expired. Our board of directors has recommended to our shareholders that Ms. Campbell be reappointed to the board of directors as an external director at the next general meeting of shareholders, which we intend to hold by November 2004.

MARC BELZBERG has served as the Chairman of the Board of Directors since 1993 and Chief Executive Officer since 1998. Mr. Belzberg also served as our President from 1993 to March 2001. Mr. Belzberg is also a director of the Jerusalem Post Charity Fund and a director of Smithfield Investments B.V., a privately-held company engaged in investments. Mr. Belzberg is the worldwide chairman of the Bnei Akiva youth movement, chairman of the Foundation of Jewish Renaissance and chairman of the OneFamily Fund. Prior to joining us, Mr. Belzberg was the first president of First City Capital Corporation from 1983 to 1990 and was a private investor from 1990 to 1993. Mr. Belzberg received an M.B.A. from New York University and a B.A. from Yeshiva University. Mr. Belzberg is the son of Samuel Belzberg, a Director of our company.

YARON ELDAD has served as our Chief Financial Officer since 1995, as our Secretary since 1996 and as our Chief Operating Officer since 2002. Prior to joining our company, Mr. Eldad had an independent auditing practice from 1994 to 1995. Mr. Eldad was employed by Nissan Caspi CPA from 1993 to 1994, and by Shekhter & Maas CPA from 1991 to 1993, both of which are private auditing firms in Israel. Mr. Eldad received an M.B.A. from the Hebrew University and a B.A. in economics and accounting from Ben Gurion University and is a Certified Public Accountant in Israel.

URI YAFFE was appointed our Senior Vice President of Corporate Sales in 1999. Prior to that appointment, Mr. Yaffe served as our European Managing Director from 1998 to 1999. Prior to joining us, from 1992 to 1997, Mr. Yaffe managed the Debriefing, Command and Control Business Unit at BVR Technologies, which develops, manufactures and markets advanced computer-based training, simulation and analysis systems for military applications. Mr. Yaffe received a BSC in Business Management from New Haven University.

FREDERICK ROTBART is one of the founders of our company and has served as our Chief Scientist since 1991. Prior to joining us, Dr. Rotbart was an independent software consultant working primarily for Wang Computers Inc. from 1989 to 1990. Dr. Rotbart received a Ph.D. in theoretical physics from Tel Aviv University.

AVI HITELMAN has served as our Vice President of Research and Development since 1996. Prior to joining us, Mr. Hitelman served as team leader at Elbit Computer Ltd. from 1982 to 1987 and as Project Manager from 1990 to 1995, and as a software team leader at Techlogic Ltd. from 1987 to 1990. Mr. Hitelman received an M.S. in electrical engineering from the Technion - Israel Institute of Technology.

REUVEN KLEINMAN has served as our Vice President of Marketing and Business Development since January 1999. From 1995 to 1999, he served as Product Marketing Manager and Director of Business Development. From 1990 to 1995, Mr. Kleinman was Chief Executive Officer of Galcon and GalTech in Kibbutz Kfar Blum. Mr. Kleinman holds a BSC with honors in physics and computer science from Tel Aviv University.

NIR GAZIT has served as our Vice President of Technical Services since June 1999. He joined our company in 1994 and served as Support and Application engineer until 1996. At that time he was promoted to Director of Customer Support until 1999. Mr. Gazit holds a B.A. in Industrial Engineering from Tel Aviv University.

SAMUEL BELZBERG has been a Director since October 1997. Mr. Belzberg has served as President of Bel-Fran Investments Ltd. (a private investment company) since 1968, President and Chief Executive Officer of Gibralt Holdings Ltd. (a personal investment company), which is a shareholder of ours, since 1995, Chairman of Balfour Holdings, Inc. (a real estate development company) since 1992 and a Director of Smithfield Investments B.V. He also founded First City Financial Corporation. Mr. Belzberg serves as a director of Education Lending, Inc., a company involved in student loans. Mr. Belzberg received a B.A. in commerce from the University of Alberta, Edmonton and an honorary Ph.D. from Simon Fraser University. He was awarded the Order of Canada in 1989, promoted to Officer of the Order of Canada in 2002 and received the Governor General Award of Canada in 1992. Mr. Belzberg is the father of Marc Belzberg, our Chairman of the Board and Chief Executive Officer.

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

KIM CAMPBELL joined our Board of Directors in 2001. Ms. Campbell served as Canada's nineteenth Prime Minister, in 1993, and has held cabinet portfolios as Minister of Justice, Attorney General, Minister of National Defense and Veterans' Affairs, and Minister of State for Indian Affairs and Northern Development. Ms. Campbell served as Consul General of Canada in Los Angeles from 1996 to 2000. She is Chair Emerita of the Council of Women World Leaders and President of the International Women's Forum. Ms Campbell is Secretary General of the Club of Madrid, an organization of former presidents and prime ministers who work to foster emerging democracies. She is also a Lecturer in Public Policy at the John F. Kennedy School of Government at Harvard University.

AYELET TAL joined our Board of Directors in 2003. From 1996 to 2002, Ms. Tal served as Vice President of Finance and Corporate Controller of Check Point Software Technologies Ltd., an Israeli security software company. From 1991 to 1996, Ms. Tal served as an audit manager at Deloitte Touche Israel. Ms. Tal holds a B.A. in Accounting and Economics from Bar-Ilan University.

Except for Messrs. M. Belzberg, Rotbart, S. Belzberg and Galili, as of July 15, 2004, none of our directors or executive officers owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of our directors and executive officers, see "- Share Ownership".

There is no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any of the persons referred to above was selected as a director or member of our senior management.

(B) COMPENSATION

The following table sets forth the aggregate compensation paid to, or accrued on behalf of, all our directors and officers as a group for the year ended January 31, 2004.

                                  SALARIES, DIRECTORS' FEES,    PENSION, RETIREMENT
                                    COMMISSIONS AND BONUSES    AND SIMILAR BENEFITS
                                  --------------------------   --------------------
All directors and officers as a
   group (12 persons)(1)                  $ 1,090,000                $ 160,000

(1) Includes a management fee payable to an affiliate of Samuel Belzberg.

Our directors who are not executive officers or external directors, namely Messrs. S. Belzberg, Galili and McDonald, currently do not receive cash compensation for their services on the board of directors or any of its committees. However, we granted five non-executive directors options to purchase ordinary shares. As of January 31, 2004, these directors held options to purchase an aggregate of 315,000 ordinary shares at exercise prices ranging from $0.02 to $0.70 per share. We may in the future grant additional options or other compensation to non-executive directors. All of the non-executive directors are reimbursed for their expenses for each meeting of board of directors attended.

Pursuant to the Israeli Companies Law, annual compensation of the external directors is subject to regulations promulgated under the Companies Law. These regulations provide mandatory minimum and maximum rates of compensation for external directors, based on the company's net worth. We have fixed the annual compensation for external directors at the minimum amount permitted by the Israeli regulations.

The following table sets forth certain information pertaining to all of our directors and officers as a group, who held office at any time during the period indicated, concerning (i) options granted by us, (ii) options exercised, and
(iii) options unexercised as of January 31, 2004:

                                                                       FEBRUARY 1, 2003-
                                                                        JANUARY 31, 2004
                                                                       -----------------
     OPTIONS GRANTED
        Number of ordinary shares ..................................         1,726,719
        Weighted average exercise price per ordinary share .........      $       0.49
        Weighted average remaining exercise period .................        6.03 years

     OPTIONS EXERCISED
        Number of ordinary shares ..................................           430,308
        Weighted average exercise price per ordinary share .........      $       0.08

     UNEXERCISED OPTIONS
        Number or ordinary shares ..................................         3,106,430
        Weighted average exercise price per ordinary share .........      $       0.24
        Weighted average remaining exercise period .................        5.93 years

(C) BOARD PRACTICES

APPOINTMENT OF DIRECTORS AND TERMS OF OFFICE

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

The initial term of an external director is three years and may be extended for an additional three years. Each committee of our board of directors is required to include at least one external director and our audit committee is required to include both external directors. Until July 13, 2004, Ms. Kim Campbell and Ms. Ayelet Tal served as our external directors. Ms. Campbell was appointed for a three-year term at our annual general meeting of shareholders held on July 13, 2001 and her term of office has thus expired. Our board of directors has recommended that she be reappointed to a further term of three years at our next annual meeting of shareholders, which we intend to hold before November 2004. Ms. Tal's appointment for a three-year term as our other external director was approved by shareholders at our last annual general meeting held in September 2003.

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

The role of the audit committee is to identify and examine deficiencies in the business management of the company in consultation with the internal auditor and the company's independent accountants and to suggest appropriate courses of action. In addition, the approval of the audit committee is required to effect certain specified actions and transactions with office holders and interested parties. The audit committee is responsible for supervising the activities of the internal auditor.

An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager.

An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee, at least one of whom was present at the meeting in which an approval was granted.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the "SARBANES-OXLEY ACT"), the audit committee is responsible for the appointment, compensation, retention and oversight of the work of a company's independent auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the company and compensation of external auditors must be approved by either shareholders or the board of directors. Pursuant to Israeli law, our articles of association determine that the compensation of the external auditors must be approved by our board of directors. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the audit committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the audit committee and recommended to and approved by the board of directors.

In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

     o Assisting the board of directors in monitoring our financial statements, the effectiveness of our internal controls and establishing procedures for handling complaints regarding our accounting practices;

     o    Engaging outside advisors;

     o Reviewing and discussing with management and the independent auditors the company's quarterly financial statements (including the independent auditors' review of the quarterly financial statements) prior to any required submission to shareholders, the Commission, any stock exchange or the public;

     o Reviewing and discussing with management and the independent auditors the company's annual audited financial statements prior to any required submission to shareholders, the Commission, any stock exchange or the public;

     o Recommending to the board of directors, if appropriate, that the company's annual audited financial statements be included in the company's annual report;

     o Reviewing and discussing with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

     o Reviewing disclosures made to the audit committee by the company's chief executive officer and chief financial officer during their certification process for the company's annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the company's internal controls; and

     o    Reviewing and approving all related-party transactions.

Our board of directors has established an audit committee, which currently consists of Ms. Tal and Mr. Galili, but which also included Ms. Campbell until the expiration of her term of office on July 13, 2004. Our board of directors has recommended that Ms. Campbell be reappointed to a further term of three years at our next annual meeting of shareholders, which we intend to hold before November 2004. If her appointment is approved by our shareholders, Ms. Campbell will serve on the audit committee. Our board of directors has appointed Mr. McDonald to serve on the audit committee until the reappointment of Ms. Campbell as external director by our shareholders. Our board of directors has determined that Ms. Tal is an "audit committee financial expert" as defined by applicable SEC rules. See "Item 16A. Audit Committee Financial Expert".

The composition of our audit committee satisfies the requirements of the Companies Law and applicable SEC rules.

COMPENSATION COMMITTEE

Our Compensation Committee reviews and, when required, approves policies under which compensation is awarded to certain of our executive officers and directors. The members of our Compensation Committee are Messrs. Samuel Belzberg and Galili and Ms. Tal.

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

Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval. Pursuant to regulations promulgated under the Companies Law in 2002, directors' compensation arrangements no longer require shareholder approval if the audit committee and board of directors determine that these compensation arrangements are solely for the benefit of the company. The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder's relative. The office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction:

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

     DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. Shareholder approval must include either:

o at least one-third of the shares held by shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting; or

o a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the total voting rights in the company.

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

However, under the Companies Regulations (Relief with respect to Related Party Transactions), 5760-2000, and subsequent amendments thereto, promulgated pursuant to the Companies Law, each of the following transactions between a company and its controlling shareholder(s) do not require shareholder approval:

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

SHAREHOLDER DUTIES

     Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

o    an amendment to the company's articles of association;

o    an increase of the company's authorized share capital;

o    a merger; or

o    an interested party transaction that require shareholder approval.

The Companies Law provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that he or she possesses power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. A breach of the above duty of fairness will be considered as a breach of the fiduciary duty of an office holder as described above.

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

ALTERNATE DIRECTORS

The Companies Law allows for the appointment of alternate directors if the company's articles so provide. Our articles of association include provisions for the appointment of alternate directors, subject to certain provisions of the Companies Law. Alternate directors appointed by our directors may not already be directors and may serve in such capacity on behalf of only one director at a time. Although alternate directors have all the rights and obligations of the appointing directors, they may not in turn appoint alternates for themselves, nor do they have standing at any meeting of the board of directors or committee thereof while the appointing director is present. Without derogating from the relevant provisions of the Companies Law, alternate directors are solely responsible for their own acts and defaults, and are not deemed agents of their appointing directors. None of our directors have appointed alternate directors.

(D) EMPLOYEES

As of January 31, 2004, we had 57 employees worldwide, of whom 15 were employed in technical support and shipping, 22 in research and development, 4 in simulation development, 9 in sales and marketing and 7 in corporate management, finance and general administration. Of these employees, 52 were employed in Israel, 3 in the U.S., 1 in Europe and 1 in Japan. In addition, until December 2003, our Indian sub-contractor employed approximately 25 employees who were engaged solely in producing simulations for us. However, the arrangement has been changed and any work for us in India is done on a per-project basis and accordingly no employees of the sub-contractor are dedicated solely to us.

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

We have written employment agreements, which include non-competition and confidentiality provisions, with all our key employees. The employment agreements with each of the executive officers require the employee to dedicate his or her full working time to his or her duties at our company and provide for an indefinite term of employment that continues until terminated by either us or the employee, subject to applicable notice periods. The agreements specify the employee's compensation package, which typically consist of a base salary (which for Israeli employees is linked to changes in the Israeli Consumer Price Index, or CPI), certain life and disability insurance benefits and pension plan benefits, participation in a professional advancement fund and the use of a company car. Officers are eligible to receive a bonus and stock options from us based upon certain criteria and limits established by us.

Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer without due cause and, under certain circumstances, upon voluntary termination by the employee. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. However, as of January 31, 2004, we had accrued a liability on our books in the amount of $1,105,000 in respect of severance pay obligations that is partly funded through insurance policies in the amount of $714,000. See note 2p to our consolidated financial statements, included elsewhere in this annual report. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34% (including national health tax). The majority of our permanent Israeli employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.33% to 15.83% of base wages (depending on the employee) to such plans and permanent employees contribute 5% of base wages. We consider our relationship with our employees to be good and have never experienced a material labor dispute, strike or work stoppage.

(E) SHARE OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our ordinary shares by our directors and officers as of July 15, 2004. The voting rights of our officers and directors do not differ from the voting rights of other holders of ordinary shares.

                                                                      NUMBER OF       PERCENTAGE OF
                                                                   ORDINARY SHARES   ORDINARY SHARES
                                      NUMBER OF                     BENEFICIALLY      BENEFICIALLY
                                      ORDINARY     PERCENTAGE OF        OWNED             OWNED
                                       SHARES       OUTSTANDING       ASSUMING          ASSUMING
                                    BENEFICIALLY     ORDINARY        SHAREHOLDER       SHAREHOLDER
     Names                            OWNED (1)    SHARES (2)(3)   APPROVAL (1)(4)   APPROVAL (2)(4)
                                    ------------   -------------   ---------------   ---------------
     Marc Belzberg (5) ..........    14,336,916        52.3%          15,586,916          50.9%
     Yaron Eldad ................             *           *                    *             *
     Fredrick Rotbart ...........       513,958         2.4%             513,958           2.1%
     Avi Hitelman ...............             *           *                    *             *
     Reuven Kleinman ............             *           *                    *             *
     Nir Gazit ..................             *           *                    *             *
     Uri Yaffe ..................             *           *                    *             *
     Samuel Belzberg (6) ........     1,618,566         7.4%           2,868,566          11.4%
     Amir Galili ................     1,002,515         4.6%           1,002,515           4.0%
     John McDonald ..............             *           *                    *             *
     Kim Campbell ...............             *           *                    *             *
     Ayelet Tal .................             *           *                    *             *

* Less than one percent of our outstanding ordinary shares.

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 15, 2004.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 15, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 21,798,595 ordinary shares issued and outstanding as of July 15, 2004.

(4) The percentages shown are based on 24,798,595 ordinary shares assuming shareholder approval of the May 2004 Investment Agreement with respect to shares and warrants purchased by Marc Belzberg, Gibralt, a company controlled by Samuel Belzberg as discussed in note (6) below, and Lisa Belzberg.

(5) Marc Belzberg's beneficial interest is held directly and through Smithfield. Assuming shareholder approval of the Investment Agreement, Mr. Belzberg will be issued 1,000,000 ordinary shares and a warrant to purchase an additional 250,000 ordinary shares directly. Mr. Belzberg has also been issued, in his capacity as one of our directors, options to purchase 41,000 of our ordinary shares exercisable within 60 days. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (E.G., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 ordinary shares and warrants currently exercisable to purchase 5,555,556 ordinary shares.

(6) Includes 66,000 ordinary shares underlying currently exercisable options. Except for such options, Samuel Belzberg's beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

As a group, officers and directors hold options to purchase an aggregate of 3,106,430 ordinary shares at exercise prices ranging from $0.02 to $0.70 per share. The weighted average exercise price of these options is $0.31 per share and their expiration date range from June 2005 to December 2013.

OPTION PLANS

In June 1996, our board of directors approved the grant of options to a number of officers, directors and employees, specifying the basic terms of the options granted and providing that these options shall be subject to a stock option plan, referred to as the 1996 Option Plan, to be established at a later date. In July 1997, the board of directors approved the 1996 Option Plan and adopted our 1997 Employee and Director Stock Option Plan, referred to as the 1997 Option Plan, and in September 1999 adopted the 1999 Option Plan. In December 2003, our board of directors adopted the 2003 Israeli Share Option Plan, referred to as the 2003 Option Plan, designed to comply with Section 102 of Israeli Income Tax Ordinance (New Version), 1961, or the Tax Ordinance, and enable us, and grantees under this plan, to benefit from Section 102 of the Tax Ordinance. The purpose of these option plans is to enable us to attract and retain qualified officers, directors and employees and to motivate these persons with an equity participation in our company.

In September 2002, following the decline of the price of our ordinary shares on the OTCBB, our board of directors resolved to reprice 1,071,328 options previously granted to our employees with exercise prices ranging from $0.14 to $22.50 to the nominal value of the shares, NIS 0.10. Of the resulting compensation expenses of $126,000, $63,000 was recognized in the year ended January 31, 2003 and $42,000 was recognized in the year ended January 31, 2004. In September 2003, following the further decline of the price of our ordinary shares on the OTCBB, our shareholders resolved, based on the recommendation of the board of directors and the audit committee, to reprice 174,000 options previously granted to our directors with exercise prices ranging from $0.14 to $6.50 per ordinary share to $0.02 per ordinary share. In respect of this repricing, we incurred a compensation expense of $45,600. For further information, see note 10d to our consolidated financial statements. The discussion of our options plans below includes the prices of our share options following the repricing.

In September 2003, our board of directors resolved to increase the number of ordinary shares purchasable under the 1999 Option Plan from 1,800,000 to 2,113,366. Options to purchase the additional 313,360 ordinary shares were issued in September 2003, at an exercise price of $0.26 per share.

GENERAL. The 1996 Option Plan authorizes the issuance of options to purchase an aggregate of 339,985 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $2.12 per share. Options to acquire 103,715 ordinary shares are currently outstanding under the 1996 Option Plan.

The 1997 Option Plan authorizes the issuance of options to purchase an aggregate of 1,042,446 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $6.50 per share. Options to acquire 753,681 ordinary shares are currently outstanding under the 1997 Option Plan.

The 1999 Option Plan authorizes the issuance of options to purchase an aggregate of 2,113,366 ordinary shares, of which options to acquire 1,773,817 ordinary shares are currently outstanding and have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $1.33 per share.

The 2003 Option Plan authorizes the issuance of options to purchase an aggregate of 8,000,000 ordinary shares, of which options to acquire 1,212,807 ordinary shares are currently outstanding and have been granted to officers, directors and employees at an exercise price of $0.70.

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

                                     ITEM 7

                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The following table sets forth certain information regarding ownership of our ordinary shares as of July 15, 2004, for each person known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of ordinary shares.

                                                                                      PERCENTAGE
                                                                      NUMBER OF      OF ORDINARY
                                                                   ORDINARY SHARES     SHARES
                                      NUMBER OF                      BENEFICIALLY    BENEFICIALLY
                                      ORDINARY     PERCENTAGE OF        OWNED           OWNED
                                       SHARES       OUTSTANDING        ASSUMING        ASSUMING
                                    BENEFICIALLY     ORDINARY        SHAREHOLDER     SHAREHOLDER
     NAME AND ADDRESS                 OWNED (1)    SHARES (2)(3)   APPROVAL (1)(4)   APPROVAL (4)
     ----------------------------   ------------   -------------   ---------------   ------------
     Marc Belzberg (5) ..........    14,336,916        52.3%          15,586,916         50.9%
     Samuel Belzberg (6) ........     1,618,566         7.4%           2,868,566         11.4%
     Solomon Spira (7) ..........    14,334,127        52.4%          14,334,127         47.2%
     Lisa Belzberg ..............             -           -            1,250,000          5.0%

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 15, 2004.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 15, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3) The percentages shown are based on 21,798,595 ordinary shares issued and outstanding as of July 15, 2004.

(4) The percentages shown are based on 24,798,595 outstanding ordinary shares assuming shareholder approval of the May 2004 Investment Agreement with respect to shares and warrants purchased by Marc Belzberg, Gibralt, a company controlled by Samuel Belzberg as discussed in note (6) below, and Lisa Belzberg.

(5) Marc Belzberg's beneficial interest is held directly and through Smithfield. Assuming shareholder approval of the Investment Agreement, Mr. Belzberg will be issued 1,000,000 ordinary shares and a warrant to purchase an additional 250,000 ordinary shares directly. Mr. Belzberg has also been issued, in his capacity as one of our directors, options to purchase 41,000 of our ordinary shares exercisable within 60 days. Smithfield is a wholly owned subsidiary of Bellevue. Solomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (E.G., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,330 ordinary shares and a warrant currently exercisable to purchase 5,555,556 ordinary shares.

(6) Includes 66,000 ordinary shares underlying currently exercisable options. Except for such options, Samuel Belzberg's beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

(7) Solomon Spira is the father-in-law of Marc Belzberg. Mr. Spira directly holds 38,241 ordinary shares. His remaining interest is held through Smithfield, of which he is a controlling shareholder, as described in note
     (5) above.

As of July 15, 2004, we had approximately 36 shareholders of record with a United States address. As of July 15, 2004, these United States record holders held approximately 10,683,822 ordinary shares, representing approximately 49% of our then outstanding share capital.

As of July 31, 2003, members of the Belzberg family, including Marc Belzberg, his father Samuel Belzberg, his sister Lisa Belzberg and his father-in-law Solomon Spira, held approximately 28.43% of our outstanding shares. Immediately prior to the Investment Agreement, in May 2004, the Belzberg Family held approximately 52.12% of our shares. If the Investment Agreement is approved with respect to Marc Belzberg, Gibralt and Lisa Belzberg, the Belzberg Family will hold approximately 53.76% of our outstanding ordinary shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and currently there are no arrangements that may, at a subsequent date, result in a change in our control. Our major shareholders do not have different voting rights with respect to their shares.

(B) RELATED PARTY TRANSACTIONS

INVESTMENTS AND LOANS BY RELATED PARTIES

In May and June 2004, we entered into an equity investment agreement with Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, his sister, Lisa Belzberg, Gibralt, a party controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg and certain other investors who are not related parties, pursuant to which they purchased an aggregate of 4,975,000 of our ordinary shares for $2,487,500, or $0.50 per share. These investors also received warrants to purchase 1,243,750 of our ordinary shares, at $0.75 per share. Each of the warrants is immediately exercisable in full and has a five-year term. The transaction was approved by our board of directors and audit committee. The purchase by the members of the Belzberg Family of 3,000,000 ordinary shares and warrants to purchase an additional 750,000 ordinary shares is subject to shareholder approval as Marc Belzberg, Gibralt and Lisa Belzberg are considered related parties under the Israeli Companies Law. We plan to submit the transaction for approval at our next general meeting of shareholders, where it must be approved by a majority which includes at least one-third of our shareholders present at the meeting and voting on the transaction who are not related parties, unless our shareholders who are not related parties who vote against the resolution do not represent more than one percent of our total voting rights. According to the terms of the investment agreement, if our shareholders do not approve the investment by November 10, 2004, the investment agreement with the Belzberg Family will be null and void and we will be obligated to repay the amount invested by them together with accrued interest at a rate equal to the six-month LIBOR prevailing on May 10, 2004. Each of Marc Belzberg, Gibralt and Lisa Belzberg has agreed that, notwithstanding the foregoing, we will not be required to repay these funds to them until August 31, 2005, if doing so would affect our ability to continue operations as a going concern.

In July 2003, we entered into a convertible loan agreement with Smithfield, an entity controlled by Marc Belzberg, pursuant to which Smithfield agreed to lend us $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield had the right to convert the principal amount of the loan into our ordinary shares at a price per share of $0.18. In addition, upon conversion of the entire loan amount of into our ordinary shares, Smithfield was to receive a warrant to purchase 5,555,556 of our ordinary shares at an exercise price per share of $0.54.

Smithfield is considered a related party, and, therefore, the convertible loan agreement was brought before, and approved by, our audit committee, board of directors and shareholders. In January 2004, Smithfield elected to convert the entire loan amount into a total of 5,555,556 of our ordinary shares and was issued a warrant pursuant to the terms of the agreement.

In August 2002, we entered into an agreement with Gibralt, pursuant to which Gibralt agreed to lend us $950,000 at an annual interest rate of 6% maturing on February 28, 2003. We have repaid $760,000 of the loan to Gibralt. Pursuant to the agreement, $190,000 of the aggregate principal amount of the loan was not repaid and Gibralt was granted the right to convert this sum into our ordinary shares at the price per share of $0.14 for a period of five years from the date of the loan agreement.

Because Gibralt is considered a related party and the transaction involved a conversion right of a portion of the loan, the transaction was approved by our audit committee, board of directors and shareholders, as required by the Companies Law. In January 2004, Gibralt converted the principal amount of the loan and accrued interest into 1,458,964 of our ordinary shares.

INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

In 1993, we entered into an agreement, pursuant to which Yozma Hofsheet Ltd., referred to as Yozma, an Israeli company beneficially owned by Samuel Belzberg, currently provides us with management and consulting services for a fee which was initially $10,750 per month, increased by 12% per year. Currently, we are obliged to pay Yozma $32,643 per month, which sum is presently being accrued. These services have been provided by Marc Belzberg on behalf of Yozma, or a predecessor company. Under this agreement, we accrued services fees of $312,000, $350,000 and $392,000 in 2001, 2002 and 2003, respectively. Yozma waived its fees for the quarters ended October 31, 2000 and April 30, 2001. Pursuant to agreements entered into with banks who provided us with loans to extend the scheduled maturity of the loans and to make certain other changes to the terms, until at least one half of the outstanding principal of the loans has been repaid, we have agreed not to pay management fees to Yozma. Yozma has agreed to these terms. For information relating to the issuance of options to certain of our directors and officers, see "Item 6. Directors, Senior Management and Employees - Share Ownership - Option Plans."

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

                                     ITEM 8

                              FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

EXPORT SALES

Export sales constitute a significant portion of our sales. In 2003, export sales were approximately $3.2 million constituting 70.4% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see "Item4(B)-- Information on the Company--Business Overview--Sales and Marketing."

LEGAL PROCEEDINGS

In January 2002, we terminated a license agreement with Simulis, Inc., which granted Simulis certain exclusive and non-exclusive rights to market our Rapid CBT software. Simulis disputed the validity of the termination. We have agreed with Simulis on certain terms resolving the dispute, subject to certain conditions that we believe have been met, but a definitive agreement resolving this matter has not yet been executed. In addition, we have not yet received certain payments that we believe are due from Simulis pursuant to the terms agreed to with Simulis, and our ability to collect such amounts from Simulis is currently unclear. Therefore, we cannot assure you that a definitive agreement relating to the settlement of this dispute will be ultimately entered into, that the dispute will be finally and successfully resolved or that we will receive payments that we believe we are entitled to under the terms agreed to with Simulis.

In July 2002, we received a claim from Gaio, Inc., one of our principal competitors in Japan, alleging that certain features of our then newly released RapidPLUS Express breach Gaio's copyright and demanding that we cease marketing this product in a version which allegedly breaches its proprietary rights. We believe the claim to be without merit, have advised Gaio accordingly and have continued to market the allegedly infringing software. The last communication we received from Gaio was on January 28, 2003 and they did not respond to our letter to them from March 6, 2003. We cannot predict at this time whether Gaio will press its claims, but if it does so, we intend to defend our position vigorously.

We are currently involved in a dispute with our former landlord at Kiryat Mada Street, Jerusalem, the Har Hotzvim Property Company Ltd., which is demanding lease and lease related payments for a certain period prior to our vacating the premises. We have paid the landlord a certain amount we believe is owed. In March 2004, the landlord filed a complaint against us in Israel, claiming approximately $40,000 as damages resulting from the alleged breach of contract, lease payments and interest. We intend to vigorously defend the claim and believe it to be without merit. We cannot predict at this time the outcome of these court proceedings.

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

(B) SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since January 31, 2004.

                                     ITEM 9

                              THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, on the OTCBB. The following table lists the highest and lowest closing prices, in dollars, of our ordinary shares for the years indicated as reported by the American Stock Exchange, the NASDAQ National Market or the OTCBB (as applicable) for the period during which our ordinary shares were so traded for each financial year indicated below:

     YEAR      HIGH       LOW
     ----   ---------   --------
     1999   $ 20.7500   $ 4.6250
     2000   $ 38.0000   $ 2.1250
     2001   $  3.0500   $ 0.1800
     2002   $  0.6500   $ 0.0700
     2003   $  1.4900   $ 0.1100

The following tables list the high and low closing prices, in dollars, of our ordinary shares as reported by the NASDAQ National Market or the OTCBB (as applicable) for each financial quarter of the periods indicated below:

     2002                        HIGH       LOW
     -----------------------   --------   --------
     First Quarter             $ 0.4500   $ 0.1300
     Second Quarter            $ 0.6500   $ 0.1400
     Third Quarter             $ 0.1800   $ 0.0700
     Fourth Quarter            $ 0.2400   $ 0.1000

     2003                        HIGH        LOW
     -----------------------   --------   --------
     First Quarter             $ 0.2300   $ 0.1100
     Second Quarter            $ 0.3600   $ 0.1500
     Third Quarter             $ 0.6800   $ 0.2300
     Fourth Quarter            $ 1.4900   $ 0.5000


     2004                        HIGH        LOW
     -----------------------   --------   --------
     First Quarter             $ 1.0400   $ 0.6500
     Second Quarter
        (through July 15,
        2004)                  $ 0.7300   $ 0.3700

The following table lists the high and low closing prices, in dollars, of our ordinary shares as reported by the OTCBB for the six most recent months:

     2004                        HIGH       LOW
     -----------------------   --------   --------
     January 2004              $ 1.0600   $ 0.7100
     February 2004             $ 1.0400   $ 0.8300
     March 2004                $ 0.9300   $ 0.7000
     April 2004                $ 0.8600   $ 0.6500
     May 2004                  $ 0.7300   $ 0.6100
     June 2004                 $ 0.7000   $ 0.5700
     July 2004 (through
        July 15, 2004)         $ 0.6200   $ 0.3700

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

RIGHTS ATTACHED TO SHARES

SHARE CAPITAL

Our registered share capital consists of 70,000,000 ordinary shares, NIS 0.1 par value. Each of our ordinary shares has equal rights with any other such share, including voting rights, the right to participate in any distribution to holders of ordinary shares and any other right provided by the Companies Law to our ordinary shares. In April 2004, our board of directors recommended that we effect a reverse stock split of our share capital, resulting in every five existing ordinary shares be converted into one ordinary share. As directed by our board of directors, we will submit the proposed reverse stock split for shareholder approval at our next general meeting of shareholders.

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

CHANGES IN SHARE CAPITAL

As provided by our articles of association, we may change our share capital by an ordinary resolution approved by the general meeting of shareholders. In September 2003, our shareholders voted to increase our share capital from 2,000,000 NIS divided into 20,000,000 ordinary shares par value NIS 0.10 each to 7,000,000 NIS divided into 70,000,000 ordinary shares par value NIS 0.10 each. In April 2004, our board of directors recommended that we effect a reverse stock split of our share capital, resulting in every five existing ordinary shares being converted into one ordinary share. At the direction of our board of directors, we will sumbit the proposed reverse stock split for shareholder approval at our next general meeting of shareholders.

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

(E) TAXATION

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described below, the following discussion describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a beneficial owner of ordinary shares that is (a) an individual who is a citizen or resident of the U.S., (b) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia, (c) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person, referred to as a "U.S. Shareholder."

This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to hold our ordinary shares and does not apply to specified persons or cover specified situations. This summary generally considers only U.S. Shareholders that are the beneficial owners of our ordinary shares that will own ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. Shareholder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to certain shareholders that are subject to special treatment, including: broker-dealers; insurance companies; regulated investment companies; tax-exempt organizations; financial institutions; "financial services entities"; holders of ordinary shares held as part of a "straddle," constructive sale," "hedge" or "conversion transaction" with other investments; holders who own or owned directly, indirectly or by attribution at least 10% of our voting power; shareholders whose functional currency is not the U.S. dollar; shareholders who received ordinary shares as compensation for the performance of services; and shareholders who have elected mark-to-market accounting.

Additionally, the discussion does not consider the tax treatment of shareholders that are partnerships or other pass-through entities, or persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws. Certain material aspects of U.S. federal income tax relevant to a beneficial owner other than a U.S. Shareholder, referred to as a Non-U.S. Shareholder, also are discussed below.

EACH INVESTOR IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES.

TAXATION OF ORDINARY SHARES

DIVIDENDS. We have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. In the event we do pay a dividend and subject to the discussion below under "-Passive Foreign Investment Companies," a U.S. Shareholder generally will be required to include in gross income as ordinary income the amount of any distribution paid on our ordinary shares (including the amount of Israeli taxes, if any, withheld therefrom) on the date the distribution is received to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Shareholder's tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of ordinary shares. See "--Sale of Exchange of Ordinary Shares." Dividends paid prior to January 1, 2009 to non-corporate U.S. Shareholders who meet certain eligibility requirements (as discussed below) qualify for a reduced rate of taxation of 15% or lower if (a) our ordinary shares are readily tradable on an established securities market in the U.S., or (b) we qualify for benefits under an income tax treaty, such as the U.S.-Israel Tax Treaty. It is unclear whether the trading of our ordinary shares on the OTCBB meets "established securities market" test above.

A U.S. Shareholder would not be entitled to the reduced rate unless the Shareholder satisfies certain eligibility requirements, including certain holding period and at risk requirements. In addition, dividends paid with respect to our ordinary shares will not qualify for the reduced rate if we are a foreign investment company, a foreign personal holding company, or a passive foreign investment company or "PFIC", as these terms are defined for U.S. federal income tax purposes. Due to the nature of our activities, income and ownership, we do not believe we are a foreign investment company or a foreign personal holding company nor do we believe we were a PFIC for 2003 and we do not expect to become a PFIC in the foreseeable future. See the discussions below under "--Foreign Personal Holding Company" and "--Passive Foreign Investment Company Considerations" for more information. U.S. Shareholders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions of current or accumulated earnings and profits paid by us in NIS will be includable in the income of a U.S. Shareholder at a U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Shareholder, and a U.S. Shareholder will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value, without reduction for any Israeli taxes withheld at source, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the U.S. Shareholder converts distributions paid in NIS into U.S. dollars on the day the dividend is includible in the income of the U.S. Shareholder, the U.S. Shareholder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If the U.S. Shareholder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss. Distributions of current or accumulated earnings and profits generally will not qualify for the dividends-received deduction available to corporations.

U.S. Shareholders will have the option of claiming the amount of any Israeli income taxes withheld at source or paid with respect to dividends either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. Foreign income taxes that may be, or are, refunded to a U.S. Shareholder may not be claimed as a foreign tax credit. Special rules apply to foreign tax credits associated with qualified dividend income. In addition, U.S. Shareholders must meet certain holding period and at risk requirements in order to claim a credit for foreign taxes. The rules relating to the determination of the foreign tax credit are complex, and U.S. Shareholders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

SALE OR EXCHANGE OF ORDINARY SHARES. Subject to the discussion below under "-Passive Foreign Investment Companies," upon the sale, exchange or other disposition of our ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange by such U.S. Shareholder and its tax basis in the ordinary shares, which is usually the U.S. dollar cost of the ordinary shares. A U.S. Shareholder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Shareholder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," and therefore, may realize foreign currency gain or loss, unless such U.S. Shareholder has elected to use the settlement date to determine its proceeds of sale. If the ordinary shares are publicly traded, a disposition of the shares will be considered to occur on the "trade date," regardless of the U.S. Shareholder's method of accounting. The gain or loss realized on the sale, exchange or other disposition of our ordinary shares will be long-term capital gain or loss if the U.S. Shareholder has a holding period of more than one year at the time of such sale or exchange.

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

PASSIVE FOREIGN INVESTMENT COMPANIES

We will be classified as a passive foreign investment company, or PFIC, if 75% or more of our gross income (including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value) in a taxable year is passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions, and the excess of gains over losses from the disposition of assets that produce passive income. Alternatively, we will be considered to be a PFIC if at least 50% or more of the assets (averaged over the year and generally determined based upon fair market value) of our company (including the pro rata share of the assets of any U.S. or foreign company in which we are considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If we are a PFIC, in the absence of an election by a U.S. Shareholder to treat us as a "qualified electing fund," referred to as a "QEF" election, as discussed below, certain distributions by us and sale or other disposition of the ordinary shares at a gain, will be treated for federal income tax purposes as if the distribution or gain had been recognized ratably over the U.S. Shareholder's holding period for the ordinary shares. The U.S. Shareholder would be liable to pay tax at ordinary income tax rates on amounts allocable to the current year and to years prior to our becoming a PFIC, and with respect to other years in the U.S. Shareholder's holding period, at the maximum income tax rates on ordinary income in effect from time to time, plus interest on the tax. Even if a QEF election is not made, a U.S. Shareholder must file a completed IRS Form 8621 with the U.S. Shareholder's U.S. federal income tax return each year. Additionally, if we were to become a PFIC, U.S. Shareholders who acquire ordinary shares from a decedent would be denied the normally available step-up of the tax basis for such shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower. Finally, if we were a PFIC, dividend distributions on our ordinary shares would not qualify for reduced rates of taxation.

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

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we were not a PFIC for the taxable year ending January 31, 2004. However, if our stock does not continue to be traded on the OTCBB we may become a PFIC. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own shares unless you make certain elections. We do not anticipate becoming a PFIC, but, because the market price for our ordinary shares and the amount of cash we hold are likely to fluctuate, we have no assurance that we will not be considered a PFIC at any taxable year.

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

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR ORDINARY SHARES

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. Shareholders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on our ordinary shares. In addition, U.S. Shareholders are subject to U.S. backup withholding (currently at a rate of 28%) on dividends paid in the U.S. on ordinary shares unless the U.S. Shareholder provides an IRS Form W-9, the U.S. shareholder is a corporation or otherwise establishes an exemption. U.S. Shareholders are subject to information reporting and backup withholding (currently at a rate of 28%) on proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the U.S. Shareholder provides an IRS Form W-9, the U.S. shareholder is a corporation or otherwise establishes an exemption.

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

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect. As a result of the Tax Reform, Israeli residents, including companies, are subject to Israeli tax on income accrued or derived in Israel or abroad. The Tax Reform also introduced controlled foreign corporation (CFC) rules into the Israeli tax structure, so that an Israeli individual or company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). Capital gains taxation was also substantially changed by the Tax Reform.

GENERAL CORPORATE TAX STRUCTURE

The regular rate of corporate tax to which Israeli companies are subject is 36%. The government has announced a program to reduce the corporate tax rate to 30% over a three-year period. Legislation in implement this decision has yet to be enacted. However, the effective rate of tax payable by a company that is qualified under Israeli law as an "Industrial Company" and that derives income from an "Approved Enterprise," as discussed below, may be considerably lower. See "- Law for the Encouragement of Capital Investments, 1959."

Our effective tax rate was 0% through January 31, 2004. The expiration of the benefit period under one of our Approved Enterprise programs may have a material adverse effect on our effective tax rate beginning in the tenth year after we have taxable profits. The continuation of this tax rate is dependent upon the receipt of certain approvals from the Israeli Investment Center, a statutory body made up of representatives of various Israeli Government ministries, referred to as the Investment Center. See "-Law for the Encouragement of Capital Investments, 1959."

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

TAX BENEFITS

Income derived from an Approved Enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified "Foreign Investor's Company," referred to as a FIC, that is at least 25% owned by non-Israeli residents) until the earlier of (a) seven or ten, in the case of a FIC, consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (b) 12 years from the year of commencement of production or (c) 14 years from the year of approval of the Approved Enterprise status. A company owning an Approved Enterprise that was approved after April 1, 1986, may elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits ("Alternative Benefits"). Under the Alternative Benefits, undistributed income from the Approved Enterprise is fully tax-exempt (a "tax exemption") for a defined period. The period of tax exemption under the Alternative Benefits program ranges between two and ten years, depending principally upon the geographic location within Israel of the Approved Enterprise and the type of Approved Enterprise. On expiration of the tax exemption, the Approved Enterprise is eligible for the beneficial tax rate (25% or lower in the case of a qualified FIC) for the remainder of the applicable period of benefits, as described above.

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

We were awarded "Approved Enterprise" status by the Israeli Government under the Investment Law with respect to three investment programs, of which three programs were completed, one in April 1993, one in March 1998 and another in December 2003. In September 2003, we were awarded Approved Enterprise status with respect to a fourth program. The Approved Enterprise status allows us a tax exemption on undistributed Israeli income for the period of ten years after the first year that we realize taxable income. As we currently have no taxable income, these benefits have not yet commenced. With respect to the first two investment programs, we also elected to receive Government-guaranteed long-term loans along with the tax exemption. The benefits are conditional upon the fulfillment of a marketing plan filed by the Company and fulfilling of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises." In the event of our failure to comply with these conditions, the benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

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

The Investment Law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits, which has been extended several times in the past. The expiration date currently in effect is October 30, 2004, which may be extended to December 31, 2004 by ministerial decision, and no new benefits may be granted following that date unless the expiration date is again extended. In addition, from time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us.

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

We participated in programs sponsored by the Office of the Chief Scientist for the support of research and development activities. Through January 31, 2003, we had obtained grants from the Office of the Chief Scientist aggregating $1,778,000 for certain of our research and development projects. We are obligated to pay royalties to the Office of Chief Scientist at the rate of 3.5%-5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100%-150% of the grants received. Through January 31, 2004, we have accrued or paid royalties to the Office of the Chief Scientist in the aggregate amount of $1.5 million. On January 31, 2003, the aggregate liability to the Office of the Chief Scientist, which is contingent on our income, was $394,000. Some of the accrued royalties were not paid when due In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist. For additional information concerning the terms of this settlement, see "Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and Licenses - Research and Development Grants."

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

Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI, see note 11a to our consolidated financial statements, included elsewhere in this annual report. A FIC may, subject to certain conditions, elect to measure results, for tax purposes, in dollar terms.

One of the net effects of the Inflationary Adjustment Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the New Israeli Shekel exchange rate with respect to the dollar.

TAXATION OF NON-ISRAELI SHAREHOLDERS ON RECEIPT OF DIVIDENDS

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%.

CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation. In addition, the US-Israel Tax Treaty exempts US residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

(F) DIVIDENDS AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. Statements made in this annual report as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to this annual report. The exhibits themselves must be reviewed for a complete description of the contract or document.

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

You may examine and copy this annual report and any other document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The documents concerning us which are referred to in this annual report may also be examined at our principal executive offices located at 19 Hartum Street, Jerusalem 91450, Israel.

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

                                     ITEM 11

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk relating to our operations result primarily from changes in interest rates and foreign currency exchange rate fluctuations, which could impact our results of operations and financial condition. We seek to manage the exposure to these market risks through our regular operating and financing activities.

INTEREST RATE RISK

Our interest expenses are sensitive to the LIBOR as our long-term debt bears on average a quarterly LIBOR plus 3.5% interest rate. As of January 31, 2004, we had approximately $3.3 million in loans bearing an average interest of LIBOR plus 3.5% interest rate. Consequently, a 1% increase in interest rates would cause a net loss of approximately $33,000.

We do not use derivative financial instruments to hedge against such sensitivities.

FOREIGN CURRENCY RISKS

We are exposed to financial market risk associated with changes in foreign currency exchange rates. The majority of our revenue is generated in dollars and the majority of our expenses, however, is incurred in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was (1.9)%, 6.5% and 1.4% in 2003, 2002 and 2001, respectively. The devaluation of the NIS against the U.S. dollar was (7.5)%, 7.3% and 9.3% in 2003, 2002 and 2001, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $188,000.

A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and are adjusted for changes in either the CPI or the Cost of Living Allowance. This increases salary expenses in U.S. dollar terms. The devaluation/revaluation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars, proportionally.

Under current conditions, we do not believe that our exposure to interest rate and foreign currency market risks will have a material impact on our results of operations in the future. However, if we determine in the future that our results of operations may be materially adversely affected as a result of our exposure to such market risks, we may determine to purchase certain financial instruments in order to hedge against such market risks.

                                     ITEM 12

             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART TWO

                                     ITEM 13

                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

                                     ITEM 14

  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information concerning certain changes made in July 2001 to our articles of association that modify the terms of our ordinary shares, see the information contained in the Current Report on Form 6-K filed with the Commission on July 31, 2001. The revised terms of our ordinary shares are summarized under "Item
10. Additional Information - Memorandum and Articles of Association - Rights Attached to Shares." For information concerning changes made in September 2003 to our share capital, see "Item 10. Additional Information - Memorandum and Articles of Association - Changes in Share Capital."

(B), (C), (D) AND (E) Not applicable.

                                     ITEM 15

                             CONTROLS AND PROCEDURES

(a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As of the end of the period covered by this annual report on Form 20-F, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

(b) Not applicable.

(c) Not applicable.

(d) There have been no changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting subsequent to the date of their evaluation in connection with the preparation of this annual report on Form 20-F. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses required to be were taken.

                                    ITEM 16A

                        AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ayelet Tal, who is a member of the audit committee, meets the Commission's applicable rules and regulations regarding an Audit Committee Financial Expert, as such term is defined in the instructions to paragraph (a) of Item 16A of Form 20-F.

                                    ITEM 16B

                                 CODE OF ETHICS

In May 2004, our board of directors adopted a code of ethics applicable to our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officers and other individuals performing similar functions, referred to as the Code of Ethics. The Code of Ethics is intended to promote honest and ethical conduct and compliance with the law on the part of all our employees, officers and directors, particularly those involved in preparing our financial records and statements submitted to our shareholders and any governmental agency. A copy of the Code of Ethics will be provided without charge upon written request submitted to our corporate headquarters at 19 Hartum Street, Jerusalem 91450, Israel, attention:
Controller. No amendments to, or waivers in respect of, the Code of Ethics were made during the financial year ended January 31, 2004.

                                    ITEM 16C

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the audit fees we and our subsidiaries paid during each of 2002 and 2003:


                       YEAR ENDED JANUARY 31,
                         -----------------
                          2003      2004
                         -------   -------
Audit Fees (1)           $28,500   $22,500

Audit-Related Fees (2)    28,000    30,700

Tax Fees (3)              12,500         -

All Other Fees (4)         2,000       500
                         -------   -------
Total                    $71,000   $53,700
                         =======   =======


(1) Includes professional services rendered with respect to the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the Commission.

(2) Includes consultations concerning financial accounting and reporting standards.

(3) Includes fees for services related to tax compliance, tax planning and tax advice.

(4)  Includes all other fees for miscellaneous services rendered.

Our audit committee is responsible for the oversight of our independent auditors' work. The audit committee's policy is to pre-approve all audit and non-audit services provided by Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global, or E&Y. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, E&Y and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval and regarding the fees for the services performed.

In June 2004, our Audit Committee adopted pre-approval policies and procedures for audit and non-audit services received from our auditors, which policies and procedures will apply with respect to our financial statements for the year ended January 31, 2005.

                                    ITEM 16D

           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    ITEM 16E

     REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

                                    PART III

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

EXHIBIT NO.     DESCRIPTION

     1.1 Memorandum of Association of the Registrant (together with an English translation thereof) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (Registration No. 333-8830))

     1.2 Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.1 Consulting Agreement, dated August 7, 1997, between the Registrant and Yozma Hofsheet Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Registration No. 333-8830))

     4.2 1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Registration No. 333-8830))

     4.3  1999 Share Option Plan of the Registrant (incorporated by reference to
          Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.4* 2003 Israeli Share Option Plan of the Registrant

     4.5 Agreement of General Business Conditions, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.6 Agreement, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.7 Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd., (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.8* Convertible Debenture, dated November 30, 2000, in favor of Industrial
          Development Bank of Israel Ltd.

     4.9 Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.10 Convertible Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.11 Credit Agreement, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.12 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.13 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.14 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.15 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.16 Agreement dated August 14, 2002 between the Registrant and Gibralt Capital (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.17 Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.18 Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.19 Loan agreement, dated July 31, 2003, between the Registrant and Smithfield Investments B.V. (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.20* Loan agreement, dated July 31, 2003, between the Registrant and
          Vertical Ventures, LLC

     4.21* Amendment of Additional Conditions for Granting Credits - Amendment
          No. 3, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.22* Amendment No. 2 to Convertible Debenture, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.23* Amendment No. 3 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.24* Amendment No. 4 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.25* Second Amendment to Convertible Debenture, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.26* Amendment of Additional Conditions for Granting Credits, dated
          February 9, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.27* Share purchase agreement, dated as of June 4, 2004, between the registrant and certain purchasers named therein (including form of warrant issued to such investors).

     4.28* Agreement dated December 3, 1999, between the Registrant and
          Smithfield Investments B.V.

     4.29* Amendment of Additional Conditions for Granting Credits, dated July
          28, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.30* Amendment No. 1 to Debenture, dated July 28, 2004, between the
          Registrant and Israel Discount Bank Ltd.

     4.31* Amendment Number 5 to Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.32* Amendment No. 1 to Debenture, dated July 28, 2004, between the
          Registrant and Industrial Development Bank of Israel Ltd.

     8 List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     12.1* Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2* Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2* Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     14.1* Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young
          Global

----------

*    Filed herewith.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    BY: /s/ Marc Belzberg
                                    ---------------------
                                    Name: Marc Belzberg
                                    Title: Director and Chief Executive Officer

Dated: July 30, 2004

                         E-SIM LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF JANUARY 31, 2004

                                 IN U.S. DOLLARS

                                      INDEX

                                                               PAGE
                                                             ---------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         F-2

CONSOLIDATED BALANCE SHEETS                                  F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                           F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)      F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                           F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   F-8 - F-35

                                 - - - - - - - -

ERNST & YOUNG         o  KOST FORER GABBAY & KASIERER   o  Phone: 972-3-6232525
                         3 Aminadav St.                    Fax: 972-3-5622555
                         Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   E-SIM LTD.

     We have audited the accompanying consolidated balance sheets of e-SIM Ltd. (the "Company") and its subsidiaries as of January 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended January 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel                              KOST FORER GABBAY & KASIERER
March 15, 2004                              A Member of Ernst & Young Global

                                                 E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 JANUARY 31,
                                                                             ------------------
                                                                               2003       2004
                                                                             --------   -------
    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                 $    627   $   238
   Trade receivables (net of allowance for doubtful accounts of  $ 123 and
      $16 as of January 31, 2003 and 2004, respectively)                        1,594       568
   Other accounts receivable and prepaid expenses                              *) 434       347
                                                                             --------   -------

Total current assets                                                            2,655     1,153
                                                                             --------   -------

SEVERANCE PAY FUND                                                                598       714
                                                                             --------   -------

LONG-TERM PREPAID EXPENSES                                                         64        63
                                                                             --------   -------

PROPERTY AND EQUIPMENT, NET                                                       534       440
                                                                             --------   -------

Total assets                                                                 $  3,851   $ 2,370
                                                                             ========   =======

*)   Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                JANUARY 31,
                                                                           ---------------------
                                                                              2003        2004
                                                                           ---------   ---------
    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
   Short-term bank credit                                                  $      14   $       1
   Current maturities of long-term bank loans                                  2,070         241
   Current maturities of convertible bank loans                                  690           -
   Trade payables                                                                630         796
   Convertible loan from a related party                                         190           -
   Other convertible loan, net                                                     -          73
   Employees and payroll accruals                                                643         778
   Deferred revenues                                                           1,265         766
   Accrued expenses and other liabilities                                     *) 617         458
                                                                           ---------   ---------

Total current liabilities                                                      6,119       3,113
                                                                           ---------   ---------

LONG-TERM LIABILITIES:
   Long-term bank loans                                                            -       2,413
   Long term convertible bank loans                                                -         641
   Related parties                                                             1,659       1,251
   Capital lease obligation, net of current maturities                             -          43
   Royalties to Government authorities                                         *) 95         456
   Accrued severance pay                                                         869       1,105
                                                                           ---------   ---------

Total long-term liabilities                                                    2,623       5,909
                                                                           ---------   ---------

SHAREHOLDERS' DEFICIENCY:
   Ordinary shares - NIS 0.1 par value:
      20,000,000 and 70,000,000 shares authorized as of January 31, 2003 and 2004, respectively; 11,665,359 and 19,823,595 shares issued
         and outstanding as of January 31, 2003 and 2004, respectively           356         539
   Additional paid-in capital                                                 32,666      34,890
   Receipts on account of shares                                                   5           -
   Deferred stock compensation                                                   (63)        (21)
   Accumulated other comprehensive income (loss)                                  (7)         36
   Accumulated deficit                                                       (37,848)    (42,096)
                                                                           ---------   ---------

Total shareholders' deficiency                                                (4,891)     (6,652)
                                                                           ---------   ---------

Total liabilities and shareholders' deficiency                             $   3,851   $   2,370
                                                                           =========   =========

*)   Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       YEAR ENDED JANUARY 31,
                                                             ------------------------------------------
                                                                 2002           2003           2004
                                                             ------------   ------------   ------------
Revenues:
   Products                                                  $      3,031   $      3,304   $      1,819
   Services                                                         2,005          2,916          2,682
                                                             ------------   ------------   ------------

                                                                    5,036          6,220          4,501
                                                             ------------   ------------   ------------
Cost of revenues:
   Products                                                           169            267            122
   Services                                                         1,776          1,663          1,983
                                                             ------------   ------------   ------------

                                                                    1,945          1,930          2,105
                                                             ------------   ------------   ------------

Gross profit                                                        3,091          4,290          2,396
                                                             ------------   ------------   ------------

Operating expenses:
   Research and development, net                                    2,610          1,464          1,560
   Selling, marketing, general and administrative, net              7,854          4,261          3,635
   Restructuring and impairment of capitalized web-site
      development costs                                               910              -              -
                                                             ------------   ------------   ------------

Total operating expenses                                           11,374          5,725          5,195
                                                             ------------   ------------   ------------

Operating loss                                                      8,283          1,435          2,799
Financial expenses (income), net                                      210             (9)         1,343
Other expenses, net                                                   426             94              -
                                                             ------------   ------------   ------------

Loss before taxes on income                                         8,919          1,520          4,142
Taxes on income                                                        62            199            106
                                                             ------------   ------------   ------------

Net loss                                                     $      8,981   $      1,719   $      4,248
                                                             ============   ============   ============

Basic and diluted net loss per share                         $       0.77   $       0.15   $       0.36
                                                             ============   ============   ============

Weighted average number of shares used in computing
   basic and diluted net loss per share                        11,663,170     11,665,359     11,963,056
                                                             ============   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                  ORDINARY SHARE CAPITAL   ADDITIONAL   RECEIPTS ON     DEFERRED
                                                  ----------------------    PAID-IN      ACCOUNT OF      STOCK
                                                    SHARES        AMOUNT    CAPITAL        SHARES     COMPENSATION
                                                  ----------      ------   ----------   -----------   ------------
Balance as of February 1, 2001                    11,659,372      $  356    $ 32,531        $  -         $    -
   Exercise of options                                 5,987        *) -           9           -              -
   Comprehensive loss:
      Net loss                                             -           -           -           -              -
      Foreign currency translation adjustments             -           -           -           -              -
                                                  ----------      ------    --------        ----         ------
   Total comprehensive loss

Balance as of January 31, 2002                    11,665,359         356      32,540           -              -

   Exercise of options                                     -        *) -           -           5              -
   Deferred stock compensation in respect of
      repriced options                                     -           -         126           -           (126)
   Amortization of deferred stock
      compensation for repriced options                    -           -           -           -             63
   Comprehensive loss:
      Net loss                                             -           -           -           -              -
      Foreign currency translation adjustments             -           -           -           -              -
                                                  ----------      ------    --------        ----         ------
   Total comprehensive loss

Balance as of January 31, 2003                    11,665,359         356      32,666           5            (63)

   Exercise of options                               486,401          11          27          (5)             -
   Stock compensation in respect of repriced
      options                                              -           -          46           -              -
   Amortization of deferred stock
      compensation for repriced options                    -           -           -           -             42
   Compensation in respect of convertible
      loans                                                -           -       1,070           -              -
   Conversion of convertible loans from related
      parties into Ordinary shares                 7,014,519         157       1,047           -              -
   Conversion of convertible bank loans into
      Ordinary shares                                657,316          15          34           -              -
   Comprehensive loss:                                     -           -           -           -              -
      Net loss                                             -           -           -           -              -
      Foreign currency translation adjustments             -           -           -           -              -
                                                  ----------      ------    --------        ----         ------
   Total comprehensive loss

Balance as of January 31, 2004                    19,823,595      $  539    $ 34,890        $  -         $  (21)
                                                  ==========      ======    ========        ====         ======



                                      F-6A

                                                   ACCUMULATED                                      TOTAL
                                                      OTHER                         TOTAL       SHAREHOLDERS'
                                                  COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE       EQUITY
                                                  INCOME (LOSS)     DEFICIT         LOSS         (DEFICIENCY)
                                                  -------------   -----------   -------------   -------------
Balance as of February 1, 2001                        $ (18)       $ (27,148)                     $  5,721
   Exercise of options                                    -                -                             9
   Comprehensive loss:
      Net loss                                            -           (8,981)      $ (8,981)        (8,981)
      Foreign currency translation adjustments          (24)               -            (24)           (24)
                                                      -----        ---------       --------       --------
   Total comprehensive loss                                                        $ (9,005)
                                                                                   ========

Balance as of January 31, 2002                          (42)         (36,129)                       (3,275)

   Exercise of options                                    -                -                             5
   Deferred stock compensation in respect of
      repriced options                                    -                -                             -
   Amortization of deferred stock
      compensation for repriced options                   -                -                            63
   Comprehensive loss:
      Net loss                                            -           (1,719)      $ (1,719)        (1,719)
      Foreign currency translation adjustments           35                -             35             35
                                                      -----        ---------       --------       --------
   Total comprehensive loss                                                        $ (1,684)
                                                                                   ========

Balance as of January 31, 2003                           (7)         (37,848)                       (4,891)

   Exercise of options                                    -                -                            33
   Stock compensation in respect of repriced
      options                                             -                -                            46
   Amortization of deferred stock
      compensation for repriced options                   -                -                            42
   Compensation in respect of convertible
      loans                                               -                -                         1,070
   Conversion of convertible loans from related
      parties into Ordinary shares                        -                -                         1,204
   Conversion of convertible bank loans into
      Ordinary shares                                     -                -                            49
   Comprehensive loss:                                    -                -
      Net loss                                            -           (4,248)      $ (4,248)        (4,248)
      Foreign currency translation adjustments           43                -             43             43
                                                      -----        ---------       --------       --------
   Total comprehensive loss                                                        $ (4,205)
                                                                                   ========

Balance as of January 31, 2004                        $  36        $ (42,096)                     $ (6,652)
                                                      =====        =========                      ========

*)   Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

                                       F-6B

                                                 E-SIM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                            YEAR ENDED JANUARY 31,
                                                                                       --------------------------------
                                                                                          2002       2003        2004
                                                                                       ---------   ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                               $  (8,981)  $  (1,719)  $ (4,248)
Adjustments required to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                             653         403        234
   Amortization of deferred stock compensation                                                 -          63         88
   Impairment of long-term investment and capitalized website development
      costs                                                                                1,027           -          -
   Amortization of compensation in respect of convertible loans                                -           -      1,042
   Loss on sale of property and equipment                                                     46          94          -
   Accrued interest on long-term liability                                                     -           -         97
   Increase (decrease) in accrued severance pay, net                                          (9)        (79)       120
   Increase (decrease) in royalties to OCS and marketing fund                                  -      *)  95       (167)
   Decrease (increase) in trade receivables                                                1,541        (246)     1,026
   Decrease (increase) in other accounts receivable and prepaid expenses
      including long-term                                                                    234      *) (27)        87
   Increase (decrease) in trade payables                                                  (1,017)       (328)       166
   Increase (decrease) in accrued expenses and other liabilities                         *)  (71)     *)   9        359
   Increase in related parties                                                           *)  256      *) 569        353
   Increase (decrease) in employees and payroll accruals                                 *) (359)     *) 123        135
   Increase (decrease) in deferred revenues                                              *)  (58)     *) 916       (499)
                                                                                       ---------   ---------   --------

Net cash used in operating activities                                                     (6,738)       (127)    (1,207)
                                                                                       ---------   ---------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                                          (147)        (63)      (163)
Proceeds from sale of property and equipment                                                  32          50         23
                                                                                       ---------   ---------   --------

Net cash used in investing activities                                                       (115)        (13)      (140)
                                                                                       ---------   ---------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options                                                                            9           -         33
Receipts on account of shares                                                                  -           5          -
Short-term bank credit, net                                                                 (196)         10        (13)
Proceeds from long-term bank loans                                                         1,710           -        984
Proceeds from loan from a related party                                                        -         760          -
Principal payments of loan from a related party                                                -           -       (760)
Proceeds from convertible loan from a related party                                            -         190      1,100
Principal payments of long-term bank loans                                                   (18)     (1,436)      (483)
Proceeds from capital lease obligation                                                         -           -         59
Principal payments of capital lease                                                            -           -         (6)
                                                                                       ---------   ---------   --------

Net cash provided by (used in) financing activities                                        1,505        (471)       914
                                                                                       ---------   ---------   --------

Effect of exchange rate changes on cash and cash equivalents                                 (30)        (67)        44
                                                                                       ---------   ---------   --------

Decrease in cash and cash equivalents                                                     (5,378)       (678)      (389)
Cash and cash equivalents at the beginning of the year                                     6,683       1,305        627
                                                                                       ---------   ---------   --------

Cash and cash equivalents at the end of the year                                       $   1,305   $     627   $    238
                                                                                       =========   =========   ========
NON-CASH ACTIVITIES:
Conversion of convertible loan from related parties                                    $       -   $       -   $  1,204
                                                                                       =========   =========   ========
Conversion of convertible bank loans                                                   $       -   $       -   $     49
                                                                                       =========   =========   ========
Sale of property and equipment                                                         $       -   $      66   $      -
                                                                                       =========   =========   ========
Property and equipment capital lease obligation                                        $       -   $       -   $     53
                                                                                       =========   =========   ========
Deferred compensation in respect of a convertible loan from related party              $       -   $       -   $     27
                                                                                       =========   =========   ========
Issuance of shares                                                                     $       -   $       -   $      5
                                                                                       =========   =========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES -
Cash paid during the year for interest                                                 $      99   $     119   $    218
                                                                                       =========   =========   ========

Cash paid during the year for taxes                                                    $      59   $      37   $     18
                                                                                       =========   =========   ========

*)   Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 1:-  GENERAL

          a. e-SIM Ltd. (together with its subsidiaries, the "Company") was incorporated in 1989 in Israel and commenced operations in 1991. In January 1996, e-SIM Inc. a wholly-owned subsidiary of e-SIM Ltd. was incorporated in the State of Delaware and commenced operations. In November 1998, e-SIM Japan Ltd., a wholly-owned subsidiary of e-SIM Ltd., was incorporated in Tokyo, Japan and commenced operations in February 1999. These subsidiaries coordinate the activities of the Company's direct and indirect sales in the U.S., the Far East and Europe. In August 1999, e-SIM Europe SARL, a wholly-owned subsidiary of e-SIM Ltd., was incorporated in France and commenced operations. On February 1, 2003, e-SIM Europe SARL ceased operations.

               The Company is a provider of MMI (man machine interface) software solutions for wireless platform vendors, handset manufacturers and mobile carriers. The company's solution includes development tools, MMI applications and professional services. The Company operates in the wireless handset markets and continues to provide simulation-based technology for use in the design, development, documentation, promotion, customer support and training of other interactive electronic products and systems.

          b.   As for major customers, see Note 13c.

          c.   Restructuring costs:

               During the second quarter of 2001, the Company's Board of Directors approved a cost reduction plan. The cost reduction plan provides for the termination of up to 74 employees and was accounted for in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3") and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB No. 100"). The terminations resulted from the Company's strategy to reduce costs and achieve profitability. Restructuring charges of $309,000 were expensed during the year ended January 31, 2002. This charge is comprised of $272,000 relating to involuntary employee terminations and $37,000 relating to other exit costs. As of January 31, 2002, all of the restructuring costs were paid in cash.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

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

          b.   Financial statements in U.S. dollars:

               A majority of e-SIM Ltd.'s revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of e-SIM Ltd.'s costs is incurred in dollars. e-SIM Ltd.'s management believes that the dollar is the primary currency of the economic environment in which e-SIM Ltd. operates. Thus, the functional and reporting currency of e-SIM Ltd. is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

               The financial statements of certain subsidiaries whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect on the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' deficiency.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of e-SIM Ltd. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents include short-term highly liquid investments that are readily convertible to cash purchased with maturities of three months or less, at the date acquired.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          e.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

               Computers and peripheral equipment                            33%
               Office furniture and equipment                             6% - 20%
               Motor vehicles (included under a capital lease)               15%
               Leasehold improvements                            Over the term of the lease

          f.   Impairment of long-lived assets to be disposed of:

               The Company's long-lived assets are reviewed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and the Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of January 31, 2004, no impairment losses have been identified.

          g.   Revenue recognition:

               The Company derives its revenues from license fees of its products, maintenance and support, royalties and from rendering services including consulting, software customization, implementation, and training. The Company sells its products through its direct sales force and indirectly through resellers, which are considered end-users. The Company also generates revenues from providing full electronic product simulation, and from fees deriving from usage of the simulation.

               The Company accounts for software sales in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements are to be allocated to each element based on the relative fair value of the elements. In addition, the Company has adopted Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, "("SOP 98-9") for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements and all other SOP 97-2 criteria are met. Under the residual method any discount in the arrangement is allocated to the delivered elements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collection is probable and no further obligations exist.

               Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on a renewal ratio and the price charged for the undelivered element when sold separately.

               Revenues from consulting services and training included in multiple element arrangements are recognized at the time such services are rendered.

               The Company is entitled to royalties upon some of the licensing agreements for the software tools and to fees upon usage of the product simulation by the end-users. Revenues from royalties and usage fees are recognized when such revenues are reported to the Company.

               Revenues from license fees that involve significant customization and implementation of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction -Type and Certain Production -Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, over the period from signing of the license through to completion in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

               A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of January 31, 2004, no such estimated losses were identified.

               In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained.

               Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenue.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          h.   Capitalized web-site development costs:

               During 2000, the Company adopted the provision of the Emerging Issue Task Force ("EITF") consensus No. 00-2, "Accounting for Web Site Development Costs", which provides guidance on what types of costs associated with website development should be capitalized or expensed. The Company developed an Internet website, Livemanuals.com, and began the application phase of this software system. During 2000, the Company capitalized $ 721,000 of development costs related to internal use software. Such capitalized amounts were amortized, on a straight-line basis, over a three-year period, until the second quarter of 2001.

               During the second quarter of 2001, the Company determined that the costs incurred in developing the Livemanuals.com website were not recoverable. Therefore $ 601,000, which represents the net value of the investment in the web-site, was written off.

          i.   Research and development costs:

               Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

               Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

          j.   Advertising expenses:

               Advertising expenses are charged to the statement of operations as incurred. Advertising expenses amounted to $ 325,000, $ 41,000 and $ 42,000, for the years ended January 31, 2002, 2003 and 2004, respectively.

          k.   Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          l.   Warranty costs:

               The Company provides its customers with a warranty of up to 90 days from the shipment date. The Company's liability is to replace the licensed software or to make a reasonable effort to correct any defect in the licensed software. No provision for warranty costs was recorded in the financial statements due to immateriality.

          m.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

               Cash and cash equivalents are invested in major banks in the U.S., Europe, Japan and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables of the Company are mainly derived from sales to customers located primarily in the United States, the Far East, Europe and Israel. The Company performs ongoing credit evaluation of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, plus a 3% general allowance. The Company does not generally require collateral. However, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

               The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

          n.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting of Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

               Under Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), that amended Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The fair value for options granted in the years ended January 31, 2002, 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                               YEAR ENDED JANUARY 31
                                        -----------------------------------
                                           2002         2003        2004
                                        ----------   ----------   ---------
               Dividend yield                 0%           0%           0%
               Expected volatility        1.698        1.595        1.329
               Risk-free interest             2%         1.5%        3.66%

               Expected life of up to   4.61 years   5.75 years   6.3 years

               Pro forma information under SFAS 123, is as follows:

                                                                         YEAR ENDED JANUARY 31,
                                                                  ------------------------------------
                                                                    2002          2003          2004
                                                                  --------      --------      --------
                                                                  IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                  ------------------------------------
               Net loss as reported                               $ (8,981)     $ (1,719)     $ (4,248)
               Add: stock-based employee compensation
                  intrinsic value                                        -            63            88
               Deduct: stock based employee compensation -
                  fair value                                        (1,443)         (288)         (258)
                                                                  --------      --------      --------

               Pro forma net loss                                 $(10,424)     $ (1,944)     $ (4,418)
                                                                  ========      ========      ========

               Basic and diluted net loss per share as reported   $  (0.77)     $  (0.15)     $  (0.36)
                                                                  ========      ========      ========

               Pro forma basic and diluted net loss per share     $  (0.89)     $  (0.17)     $  (0.37)
                                                                  ========      ========      ========

          o.   Royalty bearing grants:

               Royalty-bearing grants from the Government of Israel for funding approved research and development projects and from the Bi-National Industrial Research and Development Fund ("BIRD-F") are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 427,000, $ 0 and $ 0 for the years ended January 31, 2002, 2003 and 2004, respectively.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The Company also obtained grants from the Government of Israel, through the Fund for Encouragement of Foreign Marketing Activities. Such grants were recognized at the time the Company was entitled to such grants on the basis of the related costs incurred, and are presented as a deduction of selling and marketing expenses.

          p.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israel's severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof, if they have been employed by the Company for at least one year. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

               Severance expenses for the years ended January 31, 2002, 2003 and 2004, were approximately $ 494,000, $ 323,000 and $ 308,000, respectively.

          q.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, trade receivables, trade payables, related party payables and short-term bank credit approximate their fair value due to the short-term maturity of such instruments.

               The carrying amounts of the Company's long-term bank loans, convertible bank loans, convertible loans from a related party and other convertible loan approximate their fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          r.   Basic and diluted net loss per share:

               Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

               All convertible loans and outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented.

               The total weighted average number of shares related to convertible loans and stock options outstanding excluded from the calculation of diluted net loss per share was 1,919,231, 4,259,823 and 10,110,231 for the years ended January 31, 2002,
               2003 and 2004, respectively.

          s.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholder's deficiency or cash flows.

          t.   Impact of recently issued accounting standards:

               In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of January 31, 2004, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 3:-  OTHER RECEIVABLES AND PREPAID EXPENSES

                                      JANUARY 31,
                                   -----------------
                                     2003      2004
                                   --------   ------
                                     IN THOUSANDS
                                   -----------------
          Government authorities   $     84    $  86
          Prepaid expenses              140      106
          Employees                      13        -
          Grants to be received      *) 182       59
          Other                          15       96
                                   --------    -----

                                   $    434    $ 347
                                   ========    =====

          *)   Reclassified.

NOTE 4:-  PROPERTY AND EQUIPMENT

          a.   Composition of property and equipment is as follows:

               Cost:
               Computers and peripheral equipment   $ 1,923   $ 1,992
               Office furniture and equipment           445       466
               Motor vehicles (1)                       271       281
               Leasehold improvements                   265       276
                                                    -------   -------

                                                      2,904     3,015
               Less - accumulated depreciation        2,370     2,575
                                                    -------   -------

               Depreciated cost                     $   534   $   440
                                                    =======   =======

               (1) The Company leases several motor vehicles under a capital lease.

          b. Depreciation expenses for the years ended January 31, 2002, 2003 and 2004 were $ 593,000, $ 403,000 and $ 234,000, respectively.

          c.   As for charges, see Note 9c.

NOTE 5:-  SHORT-TERM BANK CREDIT

          As of January 31, 2003 and 2004, the Company had short-term revolving credit in the amount of $14,000 and $ 1,000, respectively. The weighted average interest rates as of January 31, 2003 and 2004, were 10.35% and 10.38%, respectively.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 6:-  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                           JANUARY 31,
                                                        ----------------
                                                          2003     2004
                                                        --------   -----
                                                          IN THOUSANDS
                                                        ----------------
          Royalties to the OCS and the Marketing Fund   $ *) 527   $ 200
          Government authorities                          *)  43     105
          Other                                               47     153
                                                        --------   -----

                                                        $    617   $ 458
                                                        ========   =====

          *)   Reclassified.

NOTE 7:-  FINANCING ARRANGEMENTS

                                        WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                         INTEREST RATE      CONVERSION PRICE
                                       FOR THE YEAR ENDED      PER SHARE
                                           JANUARY 31,      AS OF JANUARY 31,      JANUARY 31,
                                       ------------------   -----------------   -----------------
                                        2003       2004      2003      2004      2003      2004
                                       -------   --------   -------   -------   -------   -------
                                                                                  IN THOUSANDS
                                                                                -----------------
          Bank loans, linked to         5.12%      5.12%    $    -     $    -   $ 2,070   $ 2,654
             the U.S. dollar (See a
             below)

          Convertible bank loans,
             linked to the U.S.
             dollar (see b. below)      5.12%      5.12%    $ 3.85     $ 4.14       690       641

          Loans from related
             parties, linked to the
             U.S. dollar (see c
             below)                        6%         6%    $    -     $    -       786         -

          Convertible loans from
             related parties, linked
             to the U.S. dollar (see
             c below)                      6%         6%    $ 0.14     $ 0.14       190         -

          Other convertible loan
             net linked to the U.S.
             dollar (see d. below)         -          -     $ 0.18     $ 0.18         -        73
                                                                                -------   -------

          Total financing
             arrangements                                                       $ 3,736   $ 3,368
                                                                                =======   =======

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 7:-  FINANCING ARRANGEMENTS (CONT.)

          a.   Long-term bank loans:

               During September and November 2000, the Company entered into two long-term loan agreements with two Israeli banks, according to which the Company received an amount of $ 4,200,000 to be repaid within two years.

               In August 2002 and 2003, the Company entered into agreements with these two banks amending certain provisions of the agreements governing the abovementioned loans and extending the scheduled maturity of the loans. The 2003 amendments provide for the repayment of the loans in 12 monthly installments of principal and interest in the amount of $80,000. The unpaid balance of the loans is due on August 31, 2004.

               The amendments had no accounting implications due to immateriality, in accordance with Emerging Issues Task Force No. 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF No. 96-19").

               The banks hold a security interest on the Company's right to receive revenues pursuant to agreements with two major customers and can demand payment of the loans prior to the maturity date upon the occurrence of an event of default set forth in the loan agreements, such as non-payment of scheduled principal and interest installments or the Company's liquidation.

               In addition, until at least one half of the outstanding principal of the loans has been repaid, the Company has undertaken not to make any cash payments of management fees to any shareholder holding, directly or indirectly, 5% or more of its shares.

               In February, March and July 2004, the Company reached an agreement with the banks, regarding extension of the loans and reduction in debt (See Note 15a).

          b.   Convertible bank loans:

               In connection with the credit line agreements, the Company entered into convertible loan agreements, in the amount of $ 690,000, to be converted into Ordinary shares of the Company, with an average conversion price of $ 3.85 per share.

               In consideration for the extension of the long-term bank loans in 2002 and 2003, the terms of the convertible debentures issued to the banks have been amended to grant them the right to convert a portion of the loan into an additional aggregate number of 699,920 Ordinary shares at the market price of the Company's Ordinary shares on the date of the 2002 amendments which was $
               0.14 per share. (See Note 15a).

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 7:-  FINANCING ARRANGEMENTS (CONT.)

               In December 2003, the banks converted some of the loans into the Company's Ordinary shares as follows: one of the banks purchased 307,356 Ordinary shares of the Company by way of a cashless exercise, and the other bank purchased 349,960 Ordinary shares of the Company at a price per share of $0.14.

               Upon the closing of the agreements, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF No. 98-5"), the Company recorded a one-time interest expense in the amount of approximately $ 43,000, which represents the theoretically most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date. In addition, upon the 2002 and 2003 amendments of the agreements, and in accordance with EITF No. 98-5 and EITF No. 00-27, "Application of EITF No. 98-5 to Certain Convertible Investments", ("EITF No. 00-27") the Company has recorded interest expenses in the amount of $ 0 and $ 14,000 in the years ended January 31, 2003 and 2004, respectively.

          c.   Loans and convertible loans from related parties:

               (1) In August 2002, the Company entered into an agreement with Gibralt Holdings Ltd. ("Gibralt"), a related party that agreed to lend the Company $ 950,000 until February 28, 2003. The loan was secured by a $ 1 million account receivable, payable on February 28, 2003. The Company granted the related party a security interest in the account receivable to secure the loan. The loan bears interest at the rate of 6% per annum. In addition, if on the due date the repayment of the loan would result in the Company having cash and cash equivalent reserves of less than $ 1 million, the related party agreed to extend the date for repayment of a portion of the loan in an amount equal to the difference between $ 1 million and the cash and cash equivalents at that date, until the earlier of August 15, 2003 or the date when the cash and cash equivalents equal $ 1 million.

                    According to the agreement, Gibralt received the right to convert up to $ 190,000 of the aggregate principle amount of the loan into Ordinary shares at the price per share on the date the loan was made at any time for a period of five years from such date with 30 days notice before conversion.

                    By April 30, 2003, $ 760,000 of the loan was repaid to Gibralt. On January 18, 2004, Gibralt converted the remaining loan amount of $190,000, plus interest, into 1,458,964 Ordinary shares of the Company.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 7:-  FINANCING ARRANGEMENTS (CONT.)

               (2) In July 2003, the Company entered into a convertible loan agreement with Smithfield Investments B.V. ("Smithfield"), an entity controlled by Marc Belzberg, the Company's Chairman, Chief Executive Officer and one of its major shareholders. Pursuant to the agreement, Smithfield agreed to lend the Company an amount of $ 1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield was given the right to convert the principal amount of the loan into the Company's Ordinary shares at a price per share of $ 0.18. In addition, upon conversion of the entire loan amount into the Company's Ordinary shares, Smithfield was to receive a warrant to purchase $3,000,000 worth of Ordinary shares at an exercise price per share of $
                    0.54. The transaction was approved by the Company's Board of Directors, audit committee and general meeting of shareholders.

                    In January 2004, Smithfield converted the loan into 5,555,556 Ordinary shares and therefore has received the right to purchase additional shares as noted.

                    In accordance with EITF No. 98-5 and EITF No. 00-27, the Company has recorded interest expenses in the amount of $ 553,000, representing the theoretical most beneficial conversion feature to Smithfield at the commitment date, and additional interest expenses in the amount of $ 447,000, representing the compensation related to the warrant.

          d.   Other convertible loans:

               In July 2003, the Company signed a convertible loan agreement in the amount of $ 100,000, maturing on August 1, 2004 and bearing no interest. Until that date, the lender may convert the principal amount of the loan into the Company's Ordinary shares at a price per share of $ 0.18. In addition, upon conversion of the entire loan amount into the Company's Ordinary shares, the lender shall receive a warrant to purchase $ 300,000 worth of Ordinary shares at an exercise price per share of $ 0.54. As of January 31, 2004, the loan was not converted.

               Under the provisions of EITF No. 98-5 and EITF No. 00-27, the Company is required to record the theoretically most beneficial feature to the lender at the commitment date. The beneficial conversion feature amounts to $ 56,000 and is expensed to the statement of operations over the loan period. In the year ended January 31, 2004, the Company recorded financial expenses in the amount of $ 27,000. In addition, upon conversion of the loan, the Company shall record compensation expenses in the amount of $ 44,000 in respect of the warrants.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 8:-  CAPITAL LEASE OBLIGATION

          The liabilities are repayable in monthly payments over a period of five years, starting July 2003.

                                                                          WEIGHTED    JANUARY 31,
                                                                           AVERAGE       2004
                                                                          INTEREST   ------------
                                                                            RATE     IN THOUSANDS
                                                                          --------   ------------
          Capital lease obligations                                          7%          $ 53
                                                                                         ====

          Aggregate annual maturities of long-term debt are as follows:

             First year (current maturities)                                             $ 10
                                                                                         ----
             Second year                                                                   11
             Third year                                                                    12
             Fourth year                                                                   13
             Fifth year                                                                     7
                                                                                         ----

                                                                                           43
                                                                                         ----

                                                                                         $ 53
                                                                                         ====

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               The Company leases its facilities under various operating lease agreements, which expire on various dates. Future minimum annual payments under non-cancelable operating leases are as follows:

               YEAR ENDED JANUARY 31   IN THOUSANDS
               ---------------------   ------------
               2005                       $  95
               2006                          93
               2007                           9
                                          -----

                                          $ 197
                                          =====

               Rent expenses for the years ended January 31, 2002, 2003 and 2004, were $ 410,000, $ 273,000 and $ 184,000, respectively.

          b.   Guarantees:

               The Company has provided bank guarantees in favor of its lessors in Israel in the amount of $ 27,000.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          c.   Charges:

               The Company recorded a fixed charge on its property and equipment and a floating charge on all of its assets in favor of banks as collateral for bank loans.

          d.   Legal proceedings:

               In August 2002, a Japanese competitor alleged that the Company is violating its sale rights by using certain of its components in one of the Company's products. The Company received no communication or further allegations from this competitor in the course of 2003. While the Company, after consulting with its legal advisor, is unable to predict the ultimate outcome of this claim, it believes such a claim is without merit and intends to defend itself. As a result, no provision was recorded in these financial statements.

               The Company is currently involved in a dispute with its former landlord in Israel, who is demanding lease and lease-related payments for a certain period prior to the Company's vacating the premises. The Company has paid the landlord a certain amount it believes is owed, but in March 2004 the landlord filed a suit against the Company, claiming approximately $ 40,000 for the alleged breach of contract, rental fees and interest. The Company has filed a defense in which it denies the former landlord's claims. The Company cannot predict at this time the outcome of these court proceedings. As a result, no provision was recorded in these financial statements.

          e.   Royalties:

               (i) e-SIM Ltd. participates in programs sponsored by the Government of Israel for the support of research and development activities. Through January 31, 2004, e-SIM Ltd. obtained grants from the Office of the Chief Scientist ("OCS") in the aggregate amount of $ 1,780,000 for certain of e-SIM Ltd.'s research and development projects. e-SIM Ltd. is obligated to pay royalties to the OCS at a rate of 3.5% to 5% of the sales of the products and other related revenues generated by such projects, up to an amount equal to 100% - 150% of the grants received, in NIS linked to the U.S. dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the products or the generation of such other related revenue and, in the absence of such sales or related revenues, no payment is required.

                    Through January 31, 2004, e-SIM Ltd. has paid or accrued royalties to the OCS aggregating to the amount of $ 1,508,000. As of January 31, 2004, the aggregate amount of the contingent obligation to the OCS is $ 394,000.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                    Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad (the "Fund"), has awarded e-SIM Ltd. grants related to its foreign marketing expenses. These grants are awarded for specific expenses incurred by e-SIM Ltd. in its foreign marketing activities, based upon such expenses reported by e-SIM Ltd. to the Fund. All marketing grants received from the Fund are linked to the U.S. dollar and are repayable in the form of royalty payments in the amount of 4% of any increase in export sales realized by e-SIM Ltd. up to the total amount of grants received by e-SIM Ltd. If e-SIM Ltd. does not achieve an increase in export sales, it has no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the U.S. dollar and bear interest at the rate of six-month LIBOR.

                    Through January 31, 2004, e-SIM Ltd. obtained grants in an aggregate amount of $ 778,000 from the Fund and has paid or accrued royalties in the amount of $ 272,000. The aggregate amount of the contingent obligation to the Fund was $ 506,000.

                    In January 2004, the Company reached a settlement regarding royalty payments to the Government of Israel. The terms of the settlement for the return of overdue payments to the OCS for research and development grants and for marketing grants from the Fund for the Encouragement of Marketing Activities are as follows: The Company shall pay quarterly payments of $30,000 and $20,000 to the OCS and to the Fund for the Encouragement of Foreign Marketing Activities, respectively, beginning from May 2004 and continuing for three years thereafter. The Company has also agreed to pay 5% of the revenues exceeding certain projected sales presented. The Company will not be required to pay ongoing royalties until November 2005, following which accrued ongoing royalties will be repaid in quarterly installments until May 2007.

               (ii) e-SIM Ltd. participated in a program sponsored by the
                    Israeli-U.S. Binational Industrrial Research and Development Foundation (BIRD-F), pursuant to which a portion of e-SIM Ltd.'s development expenses was funded. Through January 31, 2004, e-SIM Ltd. obtained grants aggregating to the amount of $ 394,000 from BIRD-F. e-SIM Ltd. is obligated to pay royalties to BIRD-F on the proceeds from sales of products ("the development packages") resulting from the research and development which BIRD-F funded. The payments are of $ 250 for each development package per license and $ 2,500 for each development package per site.

                    The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the U.S. dollar and the U.S. Consumer Price Index.

                    Through January 31, 2004, e-SIM Ltd. paid or accrued royalties to BIRD-F in the aggregate amount of $ 210,000. As of January 31, 2004, the aggregate amount of the contingent obligation to BIRD-F was $ 381,000.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 10:- SHAREHOLDERS' DEFICIENCY

          a.   Ordinary shares:

               Ordinary shares confer upon their holders voting rights, the right to receive cash dividends if declared and the right to share in excess assets upon liquidation of the Company.

          b.   Share issuance:

               In July 1998, the Company consummated an initial public offering of 2,150,000 Ordinary shares in which the shares were listed for trade on the American Stock Exchange ("AMEX"). On March 14, 2000, the Company changed the listing for the trading of its shares from the AMEX to the NASDAQ National Market System ("NASDAQ").

               On February 8, 2002, the Company's shares were de-listed by the NASDAQ as a result of the Company's failure to meet NASDAQ's continued listing requirements. Trading in the Company's shares is currently conducted on the over-the-counter Bulletin Board ("OTCBB").

          c.   Stock Option Plan:

               Under the Company's 1996, 1997, 1999 and 2003 Stock Option Plans ("the Plans"), options may be granted to key officers, directors and employees of the Company.

               Pursuant to the Plans, the Company reserved for issuance 11,495,797 Ordinary shares. As of January 31, 2004, 6,820,735
               Ordinary shares of the Company are still available for future grant.

               Each option granted under the Plans is exercisable until the earlier of seven years from the date of grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1999 and 2003 option plans will expire on January 31, 2006, 2007, 2008 and 2009, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options, which are canceled or forfeited before expiration, become available for future grants.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 10:- SHAREHOLDERS' DEFICIENCY (CONT.)

               A summary of the grants under the Plans is as follows:

                                                             YEAR ENDED JANUARY 31,
                                      -------------------------------------------------------------------
                                              2002                   2003                    2004
                                      --------------------   ---------------------   --------------------
                                                  WEIGHTED                WEIGHTED               WEIGHTED
                                       AMOUNT     AVERAGE      AMOUNT     AVERAGE     AMOUNT      AVERAGE
                                         OF       EXERCISE       OF       EXERCISE      OF       EXERCISE
                                       OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS     PRICE
                                      ---------   --------   ----------   --------   ---------   --------
               Outstanding at the
                  beginning of year   1,337,149    $ 7.513    1,707,493    $  4.17   2,397,625    $ 0.32
               Granted                1,054,235    $ 1.379    1,184,661    $ 0.143   2,127,719    $ 0.51
               Exercised                 (5,987)   $ 1.598            -    $     -    (486,401)   $ 0.08
               Repriced:
                  Cancelled                   -    $     -   (1,071,328)   $  4.44           -    $    -
                  Granted                     -    $     -    1,071,328    $  0.02           -    $    -
                  Forfeited            (677,904)   $ 6.446     (494,529)   $ 3.657    (194,923)   $ 0.42
                                      ---------              ----------              ---------
               Outstanding at the
                  end of the year     1,707,493    $  4.17    2,397,625    $  0.32   3,844,020    $ 0.36
                                      =========    =======   ==========    =======   =========    ======
               Exercisable
                  options at the
                  end of the year       797,283    $ 4.955      958,698    $  0.65     898,960    $0.196
                                      =========    =======   ==========    =======   =========    ======

               The options outstanding as of January 31, 2004 have been separated into ranges of exercise prices as follows:

                               OPTIONS
                             OUTSTANDING     WEIGHTED                       OPTIONS
                                 AS          AVERAGE                      EXERCISABLE   WEIGHTED
                             OF JANUARY     REMAINING       WEIGHTED         AS OF      AVERAGE
               EXERCISE          31,       CONTRACTUAL      AVERAGE       JANUARY 31,   EXERCISE
               PRICE            2004          LIFE       EXERCISE PRICE      2004        PRICE
               -----------   -----------   -----------   --------------   -----------   --------
                               AMOUNT         YEARS                         AMOUNT
                             -----------   -----------                    -----------
               $ 0.02-0.18   1,693,700      6.016          $ 0.08          719,798     $ 0.054
               $ 0.25-0.27     874,910      6              $ 0.26                -     $ -
               $ 0.31-0.54   1,235,410      6.3324         $ 0.706         179,162     $ 0.7617
               $ 1.63-6.5       40,000      1.48           $ 3.456               -     $ -
                             --------                                      -------
                             3,844,020      6.067          $ 0.36          898,960     $ 0.196
                             =========      =====          ======          =======     =======

               Where the Company has recorded deferred compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is amortized and recorded as compensation expenses ratably over the vesting period of the options. See d below regarding compensation expenses.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 10:- SHAREHOLDERS' DEFICIENCY (CONT.)

               The weighted average fair values of options granted for the years ended January 31, 2002, 2003 and 2004 were:

                                                                     YEAR ENDED JANUARY 31,
                                              --------------------------------------------------------------------
                                                      2002                  2003                     2004
                                              --------------------    ---------------------   ---------------------
                                              WEIGHTED                WEIGHTED                WEIGHTED
                                              AVERAGE     WEIGHTED    AVERAGE     WEIGHTED     AVERAGE    WEIGHTED
                                              EXERCISE    AVERAGE     EXERCISE    AVERAGE     EXERCISE    AVERAGE
                                               PRICE     FAIR VALUE    PRICE     FAIR VALUE     PRICE    FAIR VALUE
                                              --------   ----------   --------   ----------   --------   ----------
               Options granted at exercise
                  price that is:
                  Less than market price at
                     date of grant             $    -      $    -      $ 0.02      $ 0.18      $ 0.11      $ 0.13
                                               ======      ======      ======      ======      ======      ======
                  Equal to market price at
                     date of grant             $ 0.95      $ 0.89      $ 0.14      $ 0.12      $ 0.51      $ 0.47
                                               ======      ======      ======      ======      ======      ======
                  Exceeds market price at
                     date of grant             $ 1.51      $ 1.08      $ 0.20      $ 0.13      $    -      $    -
                                               ======      ======      ======      ======      ======      ======

          d.   Repricing of options:

               On September 11, 2002, 1,071,328 previously granted options with exercise prices ranging from between $ 0.14 - $ 22.5 were repriced downward to the nominal value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 126,000 of which $ 63,000 was recognized in the year ended January 31, 2003 and $ 42,000 was recognized in the year ended January 31, 2004 for the portion already vested. The balance will be amortized over the remaining vesting period.

               On September 18, 2003, 174,000 previously granted options with exercise prices ranging from between $ 0.14 - $ 6.5 were repriced downward to the nominal value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 46,000 which were recognized immediately as the options were fully vested.

          e.   Dividends:

               In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 11:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index. As explained in Note 2b, the financial statements of the Company are presented in U.S. dollars. The difference between the annual change in Israel's Consumer Price Index and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

               e-SIM Ltd.'s production facilities in Israel have been granted "Approved Enterprise" status by the Israeli Government under the above law with respect to four investment programs, of which three programs were completed, one in April 1993, another in March 1998 and a third in December 2003. The Company has not yet completed its investments under the fourth program, which was approved in September 2003. The Approved Enterprise status allows e-SIM Ltd. a tax exemption on undistributed Israeli income for a period of 10 years after the first year in which it realizes taxable income. As the Company currently has no taxable income, these benefits have not yet commenced. By January 31, 2004 e-SIM Ltd. has received final approval for the investment programs that ended in April 1993, March 1998 and December 2003.

               The entitlement to the above benefits is conditional upon e-SIM Ltd.'s fulfillment of the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and e-SIM Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of January 31, 2004, management believes that e-SIM Ltd. is meeting all of the aforementioned conditions.

               In the event of the distribution of cash dividends from income that is tax exempt as mentioned above, e-SIM Ltd. would have to pay income tax at the rate of 25% on the amount distributed. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting e-SIM Ltd. to taxes only upon the complete liquidation of e-SIM Ltd. The Company currently has no plans to distribute dividends.

               As prescribed in the law, e-SIM Ltd. is entitled to claim accelerated depreciation on equipment used in an Approved Enterprise during five tax years.

               In Israel, income from sources other than an Approved Enterprise is taxed at the regular corporate tax rate of 36%.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 11:- INCOME TAXES (CONT.)

          c. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

               e-SIM Ltd. is an "Industrial Company" under the Law for the Encouragement of Industry (Taxation), 1969, and, as such, is entitled to certain tax benefits, including accelerated rates of depreciation over a period of three years.

          d.   Israeli tax reform:

               On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived both in Israel or abroad.

               In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

          e.   Net operating losses carryforwards:

               e-SIM Ltd. has accumulated tax losses in Israel as of January 31, 2004, in the amount of approximately $ 19,791,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

               Through January 31, 2004, e-SIM Inc. had U.S. federal net operating tax loss carryforwards of approximately $ 12,324,000 that can be carried forward and offset against taxable income for 15 to 20 years, and expire from 2011 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 11:- INCOME TAXES (CONT.)

          f.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                        JANUARY 31,
                                                                   --------------------
                                                                     2003        2004
                                                                   --------   ---------
                                                                       IN THOUSANDS
                                                                   --------------------
               Net operating losses carryforward                   $  9,759   $  11,562
               Reserves and allowances                                  190         268
                                                                   --------   ---------

               Net deferred tax asset before valuation allowance      9,949      11,830
               Valuation allowance                                   (9,949)    (11,830)
                                                                   --------   ---------

               Net deferred tax asset                              $      -   $       -
                                                                   ========   =========

               The Company has provided valuation allowances against the full amount of the tax benefits in the accompanying consolidated financial statements due to its history of losses and the current concern regarding its ability to realize these deferred tax assets in the future. Management currently believes that it is more likely than not that the deferred taxes in respect to the carryforward tax losses and other temporary differences will not be realized in the foreseeable future.

               During the year ended January 31, 2004, the Company increased its valuation allowance by approximately $ 1,881,000.

          g.   Losses before taxes on income:

                             YEAR ENDED JANUARY 31,
                          ---------------------------
                           2002      2003      2004
                          -------   -------   -------
                                IN THOUSANDS
                          ---------------------------
               Domestic   $ 5,420   $   387   $ 3,520
               Foreign      3,499     1,133       622
                          -------   -------   -------

                          $ 8,919   $ 1,520   $ 4,142
                          =======   =======   =======

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 12:- RELATED PARTY TRANSACTIONS

          a. In 1993, the Company entered into an agreement to pay management fees to a company controlled by a principal shareholder in a monthly amount of $ 11,000 that increases at a rate of 12% per annum. The Company believes that the management fees are comparable to fees that would have been charged by an unrelated party. At January 31, 2004, the unpaid balance of such fees was $ 1,251,000.

          b.   Transactions with related parties are as follows:

                                 YEAR ENDED JANUARY 31,
                                 ----------------------
                                  2002    2003    2004
                                 ------   -----   -----
                                      IN THOUSANDS
                                 ----------------------
               Management fees    $ 312   $ 350   $ 392
                                  =====   =====   =====

          c.   See Note 7c for additional transactions with related parties.

NOTE 13:- REPORTABLE SEGMENTS

          a. The Company follows Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Since February 1, 1999, the Company's management differentiates between its Software Tools segment and LiveProducts segment. The Software Tools segment markets, licenses and supports its RapidPLUS software tools, and provides training and consulting services to designers of consumer and industrial electronics products. The LiveProducts segment markets, licenses and produces full electronic product simulations.

               The total revenues are attributed to geographic areas based on the location of the end customer.

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 13:- REPORTABLE SEGMENTS (CONT.)

          The following data presents the selected statements of operations data and long-lived assets of the Company's operating segments for the years ended January 31, 2002, 2003 and 2004:

                                                                        YEAR ENDED JANUARY 31,
                                      ----------------------------------------------------------------------------------------------
                                                 2002                              2003                            2004
                                      -----------------------------   -----------------------------   ------------------------------
                                      SOFTWARE     LIVE               SOFTWARE     LIVE               SOFTWARE    LIVE
                                       TOOLS     PRODUCTS    TOTAL     TOOLS     PRODUCTS    TOTAL      TOOLS    PRODUCTS    TOTAL
                                      --------   --------   -------   --------   --------   -------   --------   --------   --------
                                                                           IN THOUSANDS
                                      ----------------------------------------------------------------------------------------------
Revenues                               $ 4,352    $   684   $ 5,036    $ 5,193    $ 1,027   $ 6,220    $ 4,083    $  418    $ 4,501
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------
Cost of revenues:
   Products                                169          -       169        267          -       267        122         -        122
   Services                                999        777     1,776        533      1,130     1,663      1,232       751      1,983
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------

                                         1,168        777     1,945        800      1,130     1,930      1,354       751      2,105
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------

Gross profit (loss)                      3,184        (93)    3,091      4,393       (103)    4,290      2,729      (333)     2,396
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------
Operating expenses:
   Research and development, net         1,044      1,566     2,610      1,222        242     1,464      1,439       121      1,560
   Selling, marketing, general and
      administrative, net                3,962      3,892     7,854      3,347        914     4,261      3,312       323      3,635
   Restructuring and impairment of
      website development costs             90        820       910          -          -         -          -         -          -
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------

Total operating expenses                 5,096      6,278    11,374      4,569      1,156     5,725      4,751       444      5,195
                                       -------    -------   -------    -------    -------   -------    -------    ------    -------
Operating loss before financial and
   other expenses, net                 $ 1,912    $ 6,371     8,283    $   176    $ 1,259     1,435    $ 2,022    $  777      2,799
                                       =======    =======              =======    =======              =======    ======
Financial and other expenses, net                               636                              85                           1,343
                                                            -------                         -------                         -------

Loss before taxes on income                                   8,919                           1,520                           4,142
Taxes on income                                                  62                             199                             106
                                                            -------                         -------                         -------

Net loss                                                    $ 8,981                         $ 1,719                         $ 4,248
                                                            =======                         =======                         =======

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 13:- REPORTABLE SEGMENTS (CONT.)

                                         JANUARY 31, 2003             JANUARY 31, 2004
                                   ---------------------------   ---------------------------
                                   SOFTWARE     LIVE             SOFTWARE     LIVE
                                     TOOLS    PRODUCTS   TOTAL     TOOLS    PRODUCTS   TOTAL
                                   --------   --------   -----   --------   --------   -----
                                          IN THOUSANDS                   IN THOUSANDS
                                   ---------------------------   ---------------------------
               Long-lived assets     $ 456      $ 78     $ 534    $ 397       $ 43     $ 440
                                     =====      ====     =====    =====       ====     =====

          b.   Summary information about geographic areas:

               The following presents total revenues for the years ended January 31, 2002, 2003 and 2004, and long-lived assets as of January 31, 2002, 2003 and 2004:

                                      2002                   2003                    2004
                             ---------------------   ---------------------   ---------------------
                              TOTAL     LONG-LIVED    TOTAL     LONG-LIVED    TOTAL     LONG-LIVED
                             REVENUES     ASSETS     REVENUES     ASSETS     REVENUES     ASSETS
                             --------   ----------   --------   ----------   --------   ----------
                                                         IN THOUSANDS
                             ---------------------------------------------------------------------
               Israel         $    55     $   780     $   240      $ 469      $ 1,333     $ 399
               Far East *)      1,622           -         649          -          535         -
               Japan            1,421          32       2,794         30          414        20
               U.S.A            1,258         252       1,297         35          732        21
               Europe             680          14       1,240          -        1,487         -
                              -------     -------     -------      -----      -------     -----

                              $ 5,036     $ 1,078     $ 6,220      $ 534      $ 4,501     $ 440
                              =======     =======     =======      =====      =======     =====

               *)   Excluding Japan.

          c.   Major customer data by percentage of total revenues:

                            YEAR ENDED JANUARY 31,
                            ----------------------
                              2002   2003   2004
                              ----   ----   ----
               Customer A       -     2.4%   28%
                               ==     ===    ==

               Customer B       -       -    10%
                               ==     ===    ==

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development expenses, net:

                                                                YEAR ENDED JANUARY 31,
                                                             ---------------------------
                                                              2002      2003      2004
                                                             -------   -------   -------
                                                                    IN THOUSANDS
                                                             ---------------------------
               Total costs                                   $ 3,037   $ 1,464   $ 1,560
               Less - grants and participations                 (427)        -         -
                                                             -------   -------   -------

                                                             $ 2,610   $ 1,464   $ 1,560
                                                             =======   =======   =======

          b.   Selling, marketing, general and
                  administrative expenses, net:

               Total costs                                   $ 7,857   $ 4,219   $ 3,645
               Less - grants net of royalties to the Fund         (3)       42       (10)
                                                             -------   -------   -------

                                                             $ 7,854   $ 4,261   $ 3,635
                                                             =======   =======   =======

          c.   Financial expenses (income):

               Financial expenses:
                  Interest and other                         $   272   $   231   $   288
                  Amortization of deferred stock
                     compensation and compensation in
                     respect of convertible loans                  -         -     1,130
                  Foreign currency translation adjustments        68         -         -
                                                             -------   -------   -------

                                                                 340       231     1,418
                                                             -------   -------   -------
               Financial income:
                  Interest on deposits and other                (130)      (16)       (6)
                  Foreign currency translation adjustments         -      (224)      (69)
                                                             -------   -------   -------

                                                                (130)     (240)      (75)
                                                             -------   -------   -------

                                                             $   210   $    (9)  $ 1,343
                                                             =======   =======   =======

                                                 E-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS

NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

          a.   Bank loans:

               In February, May and July 2004, the Company entered into agreements amending certain provisions of its prior agreements with the Israel Discount Bank Ltd., or Discount Bank, and with the Industrial Development Bank of Israel Ltd., or the Development Bank. As part of these amendments, the scheduled maturity of the loans the banks provided to the Company was extended. Discount Bank agreed that beginning February 28, 2005, the Company will be required to repay the outstanding balance of the loan as of that date, including any portion of the $0.9 million credit line it may draw upon prior to that date, in 36 equal monthly payments of principal and interest. As of July 15, 2004, the outstanding balance of the loan extended to the Company by Discount Bank was $611,000. Development Bank was paid $400,000 in respect of its outstanding loans using proceeds received in the new equity investment the Company completed in June 2004, discussed below, and $71,000 in overdue payments of principal and interest and has reduced the outstanding balance of the loan by an additional $400,000. The remaining outstanding balance, which was $902,000 on July 15, 2004, is to be repaid in 48 equal monthly payments of principal beginning March 1, 2005 with interest to continue to be paid on a monthly basis. As part of these amendments, it was agreed with the banks that the Company raise additional equity, a condition it met by entering into the investment agreements in May and June 2004, discussed below. The banks also received additional rights to purchase the Company's ordinary shares by way of conversion of a portion of the loans as follows: (1) Discount Bank received the right to purchase 75,000 ordinary shares at a price per share of $0.85; and (2) Development Bank received the right to purchase 110,000 ordinary shares at a price per share of $0.90 and 110,000 ordinary shares at a price per share of $0.70.

          b.   Investment agreement:

               In May and June 2004, the Company entered into an equity investment agreement with certain investors, some of whom are related parties of the Company, pursuant to which they purchased an aggregate of 4,975,000 of the Company's ordinary shares for $2,487,500, or $0.50 per share. These investors also received warrants to purchase 1,243,750 of the Company's ordinary shares, at $0.75 per share. The transaction was approved by the Company's board of directors and audit committee. The purchase by the related parties of 3,000,000 ordinary shares in the amount of $1,500,000 and warrants to purchase an additional 750,000 ordinary shares is subject to shareholder approval. The Company plans to submit the transaction for approval at its next general meeting of shareholders. According to the terms of the investment agreement, if the Company's shareholders do not approve the investment by November 10, 2004, the investment agreement with the related parties will be null and void and the Company will be obligated to repay the amount invested by them together with accrued interest at a rate equal to the six-month LIBOR prevailing on May 10, 2004. Each of related parties has agreed that, notwithstanding the foregoing, the Company will not be required to repay these funds to them until August 31, 2005, if doing so would affect the Company's ability to continue operations as a going concern.

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

     4.4* 2003 Israeli Share Option Plan of the Registrant

     4.5 Agreement of General Business Conditions, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.6 Agreement, dated November 30, 2000, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.7 Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.8* Convertible Debenture, dated November 30, 2000, in favor of Industrial
          Development Bank of Israel Ltd.

     4.9 Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.10 Convertible Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.11 Credit Agreement, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     4.12 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.13 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.14 Amendment to Additional Conditions for Granting Credits, dated August 13, 2002, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.15 Amendment to Convertible Debenture, dated August 13, 2002, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.16 Agreement dated August 14, 2002 between the Registrant and Gibralt Capital (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Commission on August 15, 2002)

     4.17 Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Industrial Development Bank of Israel Ltd. (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.18 Amendment to Additional Conditions for Granting Credits, dated July 30, 2003, between the Registrant and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.19 Loan agreement dated, July 31, 2003, between the Registrant and Smithfield Investments B.V. (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Commission on July 31, 2003)

     4.20* Loan agreement, dated July 31, 2003, between the Registrant and
          Vertical Ventures, LLC

     4.21* Amendment of Additional Conditions for Granting Credits - Amendment
          No. 3, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.22* Amendment No. 2 to Convertible Debenture, dated February 15 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.23* Amendment No. 3 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.24* Amendment No. 4 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.25* Second Amendment to Convertible Debenture, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.26* Amendment of Additional Conditions for Granting Credits, dated
          February 9, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.27* Share purchase agreement dated as of June 4, 2004 between the registrant and certain purchasers named therein (including form of warrant issued to such investors).

     4.28* Agreement dated December 3, 1999, between the Registrant and
          Smithfield Investments B.V.

     4.29* Amendment of Additional Conditions for Granting Credits, dated July
          28, 2004, between the Registrant and Israel Discount Bank Ltd.

     4.30* Amendment No. 1 to Debenture, dated July 28, 2004, between the
          Registrant and Israel Discount Bank Ltd.

     4.31* Amendment Number 5 to Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

     4.32* Amendment No. 1 to Debenture, dated July 28, 2004, between the
          Registrant and Industrial Development Bank of Israel Ltd.

     8 List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

     12.1* Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2* Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2* Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     14.1* Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young
          Global


----------

*    Filed herewith.