Form 20-F
period 2005-01-31
ESIM LTD
filed 2005-08-01
CIK 1050514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005

 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________to ______________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

25,402,901 Ordinary Shares, NIS 0.1 par value per share
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes    ☐No
Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

INTRODUCTION

Unless otherwise indicated, as used in this annual report, the terms “e-SIM,”“we,”“us” and “our,” mean e-SIM Ltd. and its consolidated subsidiaries.

This annual report includes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the wireless handset market and general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under “Item 3. Key Information—Risk Factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend or assume any obligation to update or revise these forward-looking statements, except as required by applicable law, including the securities laws of the United States, whether as a result of new information, future events or otherwise.

All references in this annual report to dollars or $ are to U.S. dollars and all references to NIS are to new Israeli shekels. The representative rate of exchange of the NIS to the dollar as published by the Bank of Israel for January 31, 2005 was NIS 4.383 per $1.00.

For the purposes of this annual report, references to the years 1999, 2000, 2001, 2002, 2003 and 2004 mean our fiscal years ended on January 31 of the following year.

PART I

Item 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3

KEY INFORMATION

(A) Selected Financial Data

We have derived the selected consolidated financial data set forth below from our consolidated financial statements and related notes, which were prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and cover each of the years in the five-year period ended January 31, 2005. The selected consolidated financial data set forth below should be read together with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes, included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Year ended January 31,
	2001	2002	2003	2004	2005
	(In thousands, except share and per share data)
Revenues:
Products	$6,808	$2,967	$3,253	$1,529	$1,404
Services	3,063	2,005	2,916	2,682	2,831
Royalties	10	64	51	290	850
	9,881	5,036	6,220	4,501	5,085

Cost of revenues:
Products	383	169	267	122	159
Services	1,735	1,776	1,663	1,983	1,979
	2,118	1,945	1,930	2,105	2,138

Gross profit	7,763	3,091	4,290	2,396	2,947

Operating expenses:
Product development	2,475	-	-	-	-
Web-site development	800	-	-	-	-
Research and development, net	2,774	2,610	1,464	1,560	1,728
Selling, marketing, general and administrative, net	8,807	7,916	4,460	3,751	3,557
Restructuring and impairment of web-site development costs	-	910	-	-	-
Total operating expenses	14,856	11,436	5,924	5,311	5,285
Operating loss	7,093	8,345	1,634	2,915	2,338
Financial and other expenses, net	500	636	85	1,333	319

Net loss	$7,593	$8,981	$1,719	$4,248	$2,657
Basic and diluted net loss per share	$0.65	$0.77	$0.15	$0.36	$0.12
Weighted average number of shares used in computing basic and diluted net loss per share	11,642,687	11,663,170	11,665,359	11,963,056	22,158,097

Consolidated Balance Sheet Data:

	As of January 31,
	2001	2002	2003	2004	2005
	(In thousands)

Cash and cash equivalents	$6,683	$1,305	$627	$238	$728
Total assets	13,454	4,807	3,851	2,394	2,655
Working capital (deficit)	5,774	(4,075)	(3,464)	(1,960)	(6,112)
Short-term bank credit and current maturities of long-term bank loans	218	3,360	2,084	242	1,873
Current maturities of convertible bank loans	-	840	690	-	881
Convertible loan from a related party	-	-	190	-	-
Other convertible loan, net	-	-	-	73	-
Long-term bank loans, net of current maturities and convertible loans	2,486	-	-	2,413	-
Long term convertible bank loans	-	-	-	641	-
Shareholders’ equity (deficiency)	$5,721	$(3,275)	$(4,891)	$(6,652)	$(6,651)

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

We need to raise additional funds to sustain our operations, research and development and sales infrastructure. To date, we have not raised such additional funds and there is substantial doubt as to our ability to continue as a going concern. Such funds, if available, will likely dilute our shareholders significantly and may impose restrictions and covenants on us. Our total cash, cash equivalents, restricted cash and short-term deposits as of January 31, 2005 were approximately $728,000, and as of July 15, 2005 were approximately $24,000 (after giving effect to loans in the aggregate amount of $810,538 received from a certain lender in April and May 2005, as discussed below). Currently, our quarterly cash use is approximately $1.8 million. Even if we increase our revenues significantly, we will nevertheless have to further reduce expenses and raise additional capital or funds in order to cover the cost of our operations, research and development, sales and infrastructure. We are currently engaged in discussions with several parties regarding an investment in, or strategic partnership with, us, and with banks that in the past extended to us loans regarding the restructuring of our outstanding debt to them, but as of the date of this report we have been unable to raise additional capital and there can be no assurance that any of these discussions will result in a completed transaction or transactions or in a restructuring of our debt. In light of our current condition and the amount of our cash and cash equivalents, and unless we are able to consummate a capital investment in us, on terms favorable to us or at all, there is substantial doubt as to our ability to continue as a going concern and we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

In order to significantly reduce our cash use and focus on preserving the current level of operations we have recently terminated 10% of our employees, have effected a 5% reduction in salaries of most of our remaining staff, have reduced research and development and marketing activities and we continue to monitor cost and expenditure controls. Even after reducing our cash use, we anticipate that operating expenses will exceed revenues, net of cost of revenues, in the foreseeable future if we do not sufficiently increase sales and reduce costs. Current cash and cash equivalent balances, cash flows from operations, grants from the Office of the Chief Scientist, the BIRD Foundation and the Fund for Encouragement of Marketing Activities Abroad and funds raised through the loans of April and May 2005 are insufficient to meet our current debts and obligations and our anticipated cash needs for working capital and capital expenditure for at least the next 12 months.

Furthermore, under our loan arrangements with certain banks, our current financial position and the doubt that exists as to our ability to continue as a going concern, may result in the banks invoking certain provisions for the acceleration of our repayment to them and demanding that we immediately repay the unpaid balance of the debt and any interest accrued thereon, as described below.

Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted (a dilution which will likely be significant in light of the decrease in the market price of our shares) and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional funding is raised through debt instruments, we may become subject to various convenants, restrictions, pledges and other security interests that typically accompany such funding, and we cannot assure you that we will be able to comply with such covenants and restrictions. In addition, such covenants and restrictions may result in the acceleration of our obligations under current debt financing, as well as penalties.

If a certain lender demands the repayment of loans extended to us, we will be required to repay the invested funds and may not have sufficient cash to do so. In April and May 2005, we received loans in the aggregate amount of $810,538, referred to as the Loan, from Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, the repayment of which Mr. Belzberg may demand at any time. Negotiations are currently being held between our company and Mr. Belzberg as to the terms of the Loan, but they have not been concluded as of the date of this annual report. Because Mr. Belzberg is a “related party” according to the Israeli Companies Law, 5759-1999, or the Companies Law, once negotiations are concluded, the terms of the Loan will be brought to our audit committee, board of directors and, if necessary, our shareholders for approval. Shareholder approval of the terms of the Loan, if required, must include the holders of a majority of the shares present at the meeting and voted on the matter, including at least one-third of the shares held by shareholders present at the meeting and voting on the Loan who are not related parties, unless our shareholders who are not related parties and who vote against approval of the Loan do not represent more than one percent of our total outstanding voting rights. If negotiations are unsuccessful or our audit committee, board of directors or shareholders do not approve the Loan, we will have to repay the Loan immediately. We may not have sufficient financial resources to repay the Loan to Mr. Belzberg either upon his demand of repayment or if it is not approved by our audit committee, board of directors or shareholders and to do so we will be required to raise additional capital through public or private debt or equity issuances. With respect to raising such additional capital, see the risk factor above, headed “We need to raise additional funds to sustain our operations, research and development and sales infrastructure. To date, we have not raised such additional funds and there is substantial doubt as to our ability to continue as a going concern. Such funds, if available, will likely dilute our shareholders significantly and may impose restrictions and covenants on us.”

We have not been making repayments due on one of our bank loans and may not have sufficient cash on hand to make future payments on our other outstanding bank loan. Doubt as to our ability to continue operations as a going concern could also lead these banks to demand acceleration of repayment of our bank loans. In February, May and July 2004, we entered into agreements amending certain provisions of our prior loan agreements with certain banks. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. As of July 15, 2005, our debt to the banks was an aggregate of approximately $2.2 million. Pursuant to the amended terms of the agreements, we were scheduled to begin repaying monthly principal payments to these banks on February 28, 2005. We have met the monthly repayment schedule with respect to one of these banks, but we may not have sufficient cash on hand to make future principal or interest payments to this bank when due. We have not made any of the monthly payments to the other bank and are therefore in default of our obligations to this bank. Since non-payment of the scheduled payments constitutes an event of default our loan agreement with this bank, it can demand acceleration of payment of the loan at any time. In addition, both banks that have extended us loans may consider that the existence of doubt as to our ability to continue operations as a going concern constitutes an event which may harm our ability to perform our obligations and therefore constitutes an event of default under the loan agreements. The banks may then, immediately, in the case of one of the banks extending us loans, and after August 14, 2005, in the case of the other bank, demand acceleration of payment of the loans. We are currently engaged in discussions with the banks regarding the restructuring of our outstanding debt, as discussed in the risk factor above, headed, “We need to raise additional funds to sustain our operations, research and development and sales infrastructure. To date, we have not raised such additional funds and there is substantial doubt as to our ability to continue as a going concern. Such funds, if available, will likely dilute our shareholders significantly and may impose restrictions and covenants on us.” Unless we raise additional funds, we will not have sufficient cash to repay the loans if acceleration is demanded by the banks. If we are unable to make principal or interest payments when due, our business and financial condition will be materially adversely affected. The banks have a security interest in our right to receive revenues pursuant to agreements with two major customers and in the event of a default under the terms of the loan agreements with these banks, the revenues from these customers will not be available to us and our business will be materially adversely affected. In any such event, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to our shareholders. Additional debt or equity financing to repay these loans, whether obtained through public or private debt or equity financing, may not be available or may not be available on terms acceptable to us. With respect to raising such additional capital, see the risk factor above, headed “We need to raise additional funds to sustain our operations, research and development and sales infrastructure. To date, we have not raised such additional funds and there is substantial doubt as to our ability to continue as a going concern. Such funds, if available, will likely dilute our shareholders significantly and may impose restrictions and covenants on us.”

We have a history of operating and net losses and may not achieve profitability. We have incurred significant operating and net losses in every fiscal year since our inception and expect to continue to incur losses in the future. As of January 31, 2005, we had an accumulated deficit of $45 million. While our net losses of $2.7 million for 2004 represented a decrease of 37% compared with our 2003 net loss, we expect net cash outflows and net operating losses to continue through the foreseeable future. We cannot assure you that we will be able to achieve or sustain profitability. In order to do so, we will need to significantly increase our revenues and reduce our expenses.

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

If the proportion of our revenues deriving from services increases at the expense of revenues deriving from sales, our gross margins and profitability could be adversely affected. Our gross margin from products is higher than our gross margin from services. In 2003, our revenues from services were approximately $2.7 million, our revenues from the sales of products were approximately $1.5 million and our revenues from royalties were approximately $289,000. As a result, our revenues from services represented approximately 60% of our revenues in 2003. In 2004, our revenues from the sale of services were approximately $2.8 million, our revenues from the sale of products were approximately $1.4 million and our revenues for royalties were approximately $850,000. As a result, in 2004 revenues from services represented 56% of our revenues, and the gap between the revenues we generated from the sale of products and from royalties and the revenues we generated from the sale of services decreased in 2004 compared with 2003. We expect this trend to continue and the gap between revenues generated from the sale of products and from royalties and the revenues generated from the sale of services to decrease. However, if it does not, our gross margins and profitability may be adversely affected.

We are heavily reliant on the sale of our RapidPLUS products to one market. Sales and services related to RapidPLUS products have accounted for substantially all of our revenue. We expect sales and services related to our RapidPLUS products to continue to account for substantially all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected if sales of the RapidPLUS products decline, or fail to grow, or the profit margin on these products decreases significantly, compared to companies that sell multiple product families. In addition, while in the past we offered our products to a wide range of customers, since we changed our business model in 2003 our target market has been narrowed to include primarily wireless handset platform and wireless handset software platform developers, handset manufacturers and mobile carriers. If we are not successful in increasing our share of this market and selling our products, our business, financial condition and results of operations will be materially and adversely affected.

We are subject to risks of technological change and need to develop new products and applications and new versions of, and enhancements to, our existing products. Failure to respond in a timely manner to technological change and to complete the development and introduction of new products or advanced versions of, and enhancements to, existing products in a timely manner could reduce the appeal of our products and our results of operations will suffer. The market for our products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. For our sales to grow and our revenues to increase, we believe we must:

•	anticipate and respond in a timely manner to changes in the market for our products and customer expectations;

•	meet changing and increasing customer expectations;

•	continue to enhance our existing products;

•	develop and introduce in a timely manner new products and applications and new versions of, and enhancements to, our existing products incorporating technological advances; and

•	comply with emerging industry standards.

Our products may become obsolete if we fail to successfully anticipate or react to change. To the extent that one or more of our current or new competitors introduces products that more effectively address customer needs, our business, financial condition and results of operations could be materially adversely affected. In addition, the process of developing new products and applications and new versions of, and enhancements to, our existing products incorporating technological advances is risky and complex, requiring close collaboration and continued technological advancement involving multiple hardware and software design teams within our company, our customers and outside suppliers of key components. We may not, therefore, be successful in our efforts to complete the development or introduction of new products and applications, or advanced versions of, and enhancements to, existing products and applications. These factors may result in a failure to introduce new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, if at all. In the past, we have, on occasion, experienced delays in the release of new products and product enhancements, including new modules. Our failure to complete the development and introduction of new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, could have a material adverse effect on our results of operations. In addition, negative reviews or other adverse publicity of our new or existing products, or advanced versions of, and exhancements to, these products and applications could have a material adverse effect on our results of operations.

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

These variations result from a variety of factors, including:

•	the strength of the market for technology products generally;

•	the timing, composition and size of orders from our customers (which may be impacted by a variety of factors affecting our customers and not directly related to our products and services);

•	market acceptance of our products;

•	the various types of distribution channels we employ, including direct sales and sales through distributors;

•	the timing of new enhancements or product announcements by us and our competitors;

•	our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis, in a cost effective manner and at competitive prices;

•	our ability to anticipate customer needs and demand;

•	delays in the implementation of our solutions by customers;

•	changes in the proportion of service, product and royalty revenues;

•	price and product competition;

•	increases in research and development and selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	political instability in the Middle East;

•	consolidation of our customers or competitors;

•	currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate; and

•	the availability of funds to finance implementation of our business plan.

Moreover, our revenues in each quarter are derived primarily from a limited number of large orders, some of which are from new customers. For example, single orders were responsible for 22%, 23%, 21% and 40% of revenues in the first, second, third and fourth quarters of 2004, respectively. The deferral or loss of one or more significant orders could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost orders. Conversely, if we obtain large orders in a particular quarter, our revenues and the rate of growth of our revenues for that quarter may reach levels that will not necessarily be sustained in subsequent quarters. Consequently, our inability to obtain large orders from our customers or delays in the shipment of, or payment for, any such order could significantly impact our quarterly results.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred before revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our actual operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication of future performance.

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

Historically, our revenues have been concentrated in a few large orders and a small number of customers and our business could be adversely affected if we lose a key customer. A significant portion of our revenues each year has been derived from large orders from a small number of customers, due to strong competition and a relatively limited number of potential customers, consisting of large platform vendors that incorporate our product in their offering to their customers. In 2002, four customers accounted for 50% of our revenues, in 2003 five customers accounted for 60% of our revenues, and in 2004 five customers accounted for 48% of our revenues. Although we endeavor to broaden our customer base, we expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers, due to the reasons mentioned above. The loss of key customers or significant reductions in revenues generated from a key customer would cause our revenues to decline and make it more difficult for us to achieve or sustain profitability.

We depend on certain key technical, development and management personnel. The loss of the services of these employees and our failure to hire new capable employees and replace employees who leave us would have a material adverse effect on our results. Our future performance depends, to a significant extent, upon the continued service of our existing key technical, development and management personnel and on our ability to continue to attract, train and retain highly qualified technical, development and sales and marketing personnel. Competition for these employees can be intense, especially in a number of our key markets and locations, primarily in Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. We may not be able to compete effectively for the personnel we need. The loss of the services of certain of these individuals would have a material adverse effect on our results. None of our employees has a long-term employment contract.

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

In order to maintain and improve our position in both the wireless handset MMI market and the embedded software systems industry, we must continue to enhance our existing products and to develop new products and applications and product and application extensions. Although we increased the number of our research and development employees in the course of 2004, if we are unable to retain our research and development personnel, our ability to successfully compete with our competitors by introducing to the market new products and applications and new versions of, and enhancements to, existing products in a timely manner or at all may be adversely affected.

We believe that the main competition in the wireless handset MMI market is from companies that sell the MMI as part of a wider suite of integrated products, including wireless handset platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG and Agere Systems, Inc., and companies that provide core software for wireless handsets and MMI solutions, such as TTPCom Ltd., China MobileSoft Ltd. and Hopen Software Engineering Company Ltd. We see some competition from companies specializing in MMI solutions, such as Cybelius Software Oy and Digital Airways.

We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers, rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have better familiarity with their systems and substantial internal programming resources with the capability to develop specific solutions for their needs. Our customers’ decision to use our products may involve a fundamental shift in the software development process used by them. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Cats, Inc., Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc.

In the Internet market there are technologies currently available that compete with our web-based product simulations called “LiveProducts” and which are difficult to compete with, such as Macromedia’s Flash and ShockWave Director. Current and potential competitors may develop products that may be more effective than our current or future products and our technologies and products may be rendered obsolete by such developments.

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

We expect to face increasing competitive pressures from both current and future competitors. Competitive pressures in our markets could cause us to reduce the prices of our products, which would result in reduced gross profits. We believe that our ability to compete successfully will depend on a number of factors, both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We may not have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully against our current and future competitors. If we fail to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

We are subject to certain risks relating to the marketing of our MMI solution to wireless handset platform vendors, wireless handset manufactures and mobile carriers. In 2003 we changed our business strategy to improve our operating results. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we currently concentrate our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. Our revenue model is based upon receipt of a royalty stream from the embedding of our MMI reference design and MicroKernels in handset products sold by wireless handset manufacturers or mobile carriers. We may not be successful in marketing our MMI solution to wireless handset platform vendors, wireless handset manufacturers or mobile carriers. Our wireless handset platform vendor distributors may be unsuccessful in distributing our MMI solution to their customers. Furthermore, the wireless handset manufacturers or mobile carriers may not succeed in marketing the handset units containing our MMI solution. In the past, certain of our distributors have not achieved their objectives in marketing their products and this has adversely affected the distribution of our MMI solution (embedded in the distributors’ products) and our royalty revenue. Additionally, the financial condition of any of such wireless handset platform under distributors, wireless handset manufactures and mobile carriers could suffer from material adverse changes, which could result in a decrease in orders of our products. If any of the situations described above occurs, our revenues will suffer and our results of operations will be materially adversely affected.

We are exposed to risks associated with international sales, which have accounted for 90.9%, 70.4%, and 96.1% of our revenues for 2004, 2003 and 2002, respectively. A key component of our strategy is to continue to expand operations in existing international markets outside of Israel, and to enter new international markets. Substantially all of our sales have been made and are expected to continue to be made, directly or indirectly, in the international markets, with sales in the U.S., Japan, the Far East (excluding Japan) and Europe representing 18.8%, 11.0%, 25.5% and 35.6%, respectively, of our total revenue for 2004; 16.3%, 9.2%, 11.9% and 33.0%, respectively, of our total revenue for 2003; and, 20.9%, 44.9%, 10.4% and 19.9%, respectively, of our total revenues for 2002. We currently maintain direct sales and service offices or personnel in Japan and have distributors and resellers in Europe and the Far East. A substantial portion of our revenues has been made, and is expected to continue to be made, in the U.S., the Far East and Europe, although the relative amount of sales in each of these markets may change. For additional information see note 13a to our consolidated financial statements, included elsewhere in this annual report.

There are certain risks inherent in doing business in international markets, including:

•	difficulties in collecting accounts receivable, including royalties;

•	foreign currency risks;

•	financial and political instability;

•	longer payment cycles;

•	lack of acceptance of products not adapted for the local market;

•	cultural differences in the conduct of business;

•	difficulties in protecting intellectual property rights;

•	difficulties in staffing and managing foreign operations;

•	withholding taxes restricting the repatriation of earnings;

•	unexpected changes in regulatory requirements;

•	burdens of complying with a wide variety of foreign laws; and

•	tariffs and other trade barriers.

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

We have risks relating to the long sales cycle for our RapidPLUS  products. In addition, we only recognize revenues after our customers and their customers are successful in selling their products in which our RapidPLUS  products are embedded, and therefore the receipt by us of revenues is dependent on the success of our customers and their customers in selling such products. A decision to use our RapidPLUS products often entails a fundamental change in a customer’s product engineering methods, and replacement of all or a significant part of a customer’s in-house solutions. Consequently, we devote significant marketing efforts to educating potential customers about the benefits of adopting the RapidPLUS  methodology. In addition, using RapidPLUS CODE (the code generation module of our RapidPLUS product) involves taking a risk of embedding machine-generated code in the embedded product. Consequently, customers need to be confident that the generated code functions correctly and efficiently. Moreover, pursuant to our current business model, an increasing portion of our revenues consists of royalties received by us from the sale by our customers - wireless handset platform vendors - of their own products in which our MicroKernel software is embedded, rather than from the sale of RapidPLUS licenses, and we expect this trend to continue. Under this model, we are only entitled to receive royalties after such vendors complete the manufacturing of the wireless platforms and sell them to handset manufacturers, who then develop, manufacture and sell the handsets. As a result of this sales chain, we are exposed to risks relating to our customers’ and their customers’ volume of sales and their promptness in collecting payments on such sales and then paying us royalties. If our customers fail to successfully sell their products in which our RapidPLUS applications are embedded, or if such customers fail to collect the amounts payable to them in connection with such sales or if such customers do not pay us the royalties payable to us in connection with such sales, we will not recognize revenues, although we will incur costs and expenses relating to the development, support, marketing and sale of such applications.

In light of the need to educate a customer about the benefits of the RapidPLUS products and convince customers of the reliability of our code generation capability, the critical role software development plays in the customer’s business, the significant costs involved in implementing our products on a large scale within that business and our dependency on sales by our customers and their customers to end users, our sales cycle is relatively long. For sales of our Rapid products directly to wireless handset platform vendors, the sales cycle is typically approximately nine to twelve months (but we do not recognize revenues from royalties until such platform vendors sell their product to handset manufacturers, who then sell the handsets to the end users). For sales of our Rapid products to wireless handset manufacturers, the sales cycle is typically six to nine months. Because we do not recognize revenues from royalties until the handsets are sold to end users, any significant marketing expenses that we incur before we receive any revenues generated as a result of these efforts (primarily research and development and technical support expenses), would have a material adverse effect on our business, financial condition and results of operations. The length of the sales cycles may continue to increase in light of the more conservative spending by many customers and potential customers due to current market conditions, and may therefore result in a delay in the recognition and receipt by us of revenues, which may adversely affect our profitability and financial position.

We are subject to risks of product defects as well as other potential liability. As a result of their complexity, software products, including those we develop and market, may contain undetected errors or compatibility problems, particularly when first introduced or when new versions of, and enhancement to, our existing products are released. Errors may not be detected in new products or applications or in new versions of, or enhancements to, our existing products until after they have been shipped, despite our testing as well as the testing and use by current and potential customers. These errors could result in the loss of, or delay in, market acceptance of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our products may be used for applications in mission-critical business systems where the failure of our products could result in substantial economic loss to our customers. Our license and other agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. However, the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. Although we have not experienced any product liability or economic loss claims to date, the conduct of our business entails the risk of such claims. We carry insurance against product liability risks and errors or omissions coverage, but our insurance coverage may not continue to be available to us on commercially reasonable terms or at all, and even if available, may be insufficient to cover certain liabilities.

In addition, product liability claims or claims for economic loss brought against us in excess of, or outside the limits of, our insurance coverage, or a product recall involving our software, could have a material adverse effect on our business, financial condition and results of operations.

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

We could become subject to litigation regarding alleged infringement of third-party intellectual property rights, which could materially harm our business, and as a result of such litigation we may have to seek licenses for the use of third parties’ intellectual property rights, which may not be available to us on reasonable terms or at all. Third parties have in the past asserted, and may in the future assert, against us, claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For instance, in 2002, one of our competitors alleged that certain features of our RapidPLUS Express product breach that party’s copyright, a claim we believe to be without merit and which has not been pursued by that competitor. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patents, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses for the use of third parties’ intellectual property rights. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, regardless of merit, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

We may not be able to enforce against our employees and subcontractors covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and subcontractors. We currently have non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibit our employees and subcontractors, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees or sub-contractors chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees and sub-contractors obtained from us, if we cannot demonstrate to the court that one of such material interests of the company would be harmed.

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

In 2001, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2002, 2003 and 2004, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

We may not satisfy the requirements for quotation on the OTC Bulletin Board Service. If our shares are removed from the OTCBB, it would be more difficult for our shareholders to dispose of or purchase our shares and our ability to raise funds through the issuance of equity securities would be materially adversely affected. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares is currently conducted on the Over the Counter Bulletin Board, or the OTCBB. If we cannot satisfy OTCBB’s requirements for quotation, it may remove our ordinary shares from its service. To continue to be quoted on the OTCBB, we must remain current in our filings with the Securities and Exchange Commission, or the Commission, and must have a market maker for our stock. We may not be able to continue to satisfy these or other quotation requirements in the future. If this occurs, our ordinary shares may be removed from the OTCBB. As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares and the prices of our ordinary shares may be lower than those that might otherwise be available through the OTCBB. In addition, if our ordinary shares are removed from the OTCBB, our ability to raise funds through the issuance of equity securities would be materially adversely affected.

The price of our ordinary shares is highly volatile. The price of our ordinary shares fluctuates significantly. For example, the price has ranged from $38 per share in March 2000 to $0.07 per share in October 2002. On January 31, 2005, the price was $0.35 per share. During the years ended January 31, 2005 and July 15, 2005, our trading volume was, on average, only 14,972 and 16,349, respectively, ordinary shares per day, which has increased the volatility of the trading price of our shares.

The price of our ordinary shares may fluctuate in response to a number of events and factors, including:

•	quarterly variations in our results of operations;

•	changes in our operating expense level or losses;

•	performance of technology companies generally;

•	new products, services and strategic developments by us or our competitors;

•	announcements of innovations;

•	changes in financial estimates and recommendations by securities analysts with respect to our company, companies engaged in a similar business or technology companies generally;

•	general stock market conditions, particularly with respect to technology companies;

•	general conditions of the economies of the countries in which we operate; and

•	outbreaks or escalation of hostilities or terrorist incidents in Israel or in other countries in which we operate.

Any of these events may cause our share price to decline, which may adversely affect our ability to raise funds through the issuance of ordinary shares.

Our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

As of July 15, 2005, we had 25,420,452 ordinary shares issued and outstanding. Pursuant to the terms of certain investment agreements, on October 28, 2004 we registered for public resale an aggregate of 19,293,254 ordinary shares, including 6,967,386 ordinary shared underlying warrants and convertible loans issued or issuable under those agreement and certain other agreements we had entered into in the past. As a result of the registration, these shares are now freely tradable without restriction. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of our shares. In addition, during the 12-month period ending on July 15, 2005, we experienced a low trading volume of our ordinary shares (consisting of a daily average of approximately 16,349 shares), and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. We believe we were not a PFIC for our fiscal year ended January 31, 2005. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we may have been, for the fiscal year ended January 31, 2005, or may become in the future, a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E. Additional Information-Taxation-United States Federal Income Tax Considerations.”

We are subject to risks associated with joint development projects. In the past we have joined other companies in joint development projects, and we may continue to do so in the future. We undertake certain risks when we enter these joint development projects. These risks include:

•	loss of control over the development of aspects of the jointly developed product;

•	loss of control over timing of any module/product introduction and availability; and

•	disputes concerning rights with respect to any technology used or developed in the joint development process.

In addition, our joint development activities may not result in new products or enhancements and any products or enhancements developed may not be commercially successful.

The Chairman of our Board of Directors and our Chief Executive Officer is able to influence matters requiring shareholder approval. As of July 15, 2005, Marc Belzberg, our Chairman of the Board of Directors and Chief Executive Officer, along with his affiliates, beneficially owned more than 60% of the outstanding ordinary shares of our company (including options that are exercisable on the date hereof or within 60 days after the date hereof). Mr. Belzberg has the ability to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price. See “Item 7. Major Shareholders and Related Party Transactions.”

We are located in the State of Israel, which entails various special risks. We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although most of our revenues are currently derived from sales made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. Although the hostilities between Israel and various Palestinian organizations have eased recently, there is no assurance that such hostilities will not accelerate again. We could be adversely affected by such acceleration, by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

We benefit from programs sponsored by the Government of Israel for the support of research and development and marketing, as well as favorable tax rates available to “Approved Enterprises” in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including reaching certain revenue and export levels. If we fail to meet these conditions in the future, we could be required to refund tax benefits that we expect to receive. In addition, the Government of Israel has reduced the benefits available under a number of government sponsored programs and has indicated its intention to further reduce benefits in the future. On April 1, 2005, a recent amendment to the applicable law regarding Approved Enterprise programs came into effect. Among others, this amendment proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under such law. While our existing entitlement to tax benefits under programs already approved will not be affected by the abovementioned amendments, future requests we may submit for the expansion of our Approved Enterprise programs or for new programs may not be approved. The termination or reduction of these tax benefits could affect our inability to get approvals for expanded or new programs.

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

Additionally, all nonexempt male adult citizens of Israel are obligated to perform military reserve duty. Some of our officers and other employees are currently obligated to perform annual reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. Although we have operated without any material disruption under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.  The Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger of each company that is party to the merger. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party are excluded from the vote. Notwithstanding the foregoing, a merger is not subject to the approval of the target company’s shareholders if the target company is a wholly-owned subsidiary of the acquiring company. Approval of the merger by an acquiring company’s shareholders is not required if all of the following conditions are met: (i) consummation of the merger does not require the amendment of the acquiring company’s memorandum or articles of association; (ii) the acquiring company will not issue within the framework of the acquisition more than 20% of its voting rights and no person will become, as a result of the merger, a controlling shareholder of the acquiring company; and (iii) the shareholding of the acquiring and target companies is such that no special majority is required under other provisions of the rules concerning mergers.

The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

Finally, a merger may not be completed unless at least 30 days have passed since the shareholders of each of the merging companies have approved the merger and 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. This request may be filed once a shareholder meeting has been called to approve the merger.

In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already another 25% or a 45% shareholder of the company, respectively). If, following any acquisition of shares, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company. The described restrictions could prevent or make more difficult an acquisition of our company, which could depress our share price.

Also, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions. We have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel, or the Office of the Chief Scientist, in an aggregate amount of approximately $2 million through January 31, 2005.  According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee. Until a recent amendment to the Law for the Encouragement of Industrial Research and Development, 1984, referred to as the Research Law, we were entirely prohibited from transferring such technology to third parties outside of Israel, but the limited scope of exceptions to this rule will continue to impose severe restrictions on our ability to transfer our technology and any rights to such technology abroad. Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

It may be difficult to enforce a U.S. judgment against us and against our officers and directors named in this annual report, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors. We are incorporated in Israel. Most of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of the assets of these persons are located outside the United States. It may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws in an Israeli court or to effect service of process upon these persons. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 6. Management - Board Practices - Approval of Specified Related Party Transactions Under Israeli Law - Shareholder Duties” for additional information concerning this duty.

The Implementation of SFAS No. 123(R) Could Negatively Affect the Company’s Profitability.   The Financial Accounting Standards Board, or FASB, has recently adopted an accounting standard referred to as SFAS No. 123(R) that requires the fair value of all equity-based awards granted to employees to be recognized in the statement of operations as compensation expenses instead of being presented only on a pro forma basis in the footnotes to financial statements, beginning in 2006.   We expect the adoption of SFAS No. 123(R) may have a material adverse effect on our results of operation. Such adoption may also impair our discretion to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. See Note 2o of the Notes to the Consolidated Financial Statements for a description of SFAS No. 123(R) and its possible effects on our earnings and earnings per share.

Item 4

INFORMATION ON THE COMPANY

(A) History and Development of the Company

e-SIM Ltd., formerly known as Emultek Ltd., was incorporated as a corporation under the laws of the State of Israel in 1989, and commenced operations in 1991 as a software development and consultation company.

Our corporate headquarters are located at 19 Hartum Street, Jerusalem, 91450 Israel, and our telephone number is 972-2-587-0770. Our research and development department is located in Teradion, Israel. In 1996 we established a wholly-owned subsidiary in the United States, e-SIM, Inc., a Delaware corporation. e-SIM, Inc.’s address is 225 S. Lake Avenue, suite 300, Pasadena, CA 91101 and its telephone number is (626) 584-7810. In 1998, we established a wholly-owned subsidiary in Japan, e-SIM Japan Ltd., which has an office in Tokyo. In 1999, we established a wholly-owned subsidiary in France, e-SIM Europe SARL. On February 1, 2003, e-SIM Europe SARL ceased operations.

We completed our initial public offering in July 1998, and began trading on the American Stock Exchange. Our name was changed from Emultek Ltd. to e-SIM Ltd. in June 1999. In March 2000, we changed our listing to the NASDAQ National Market, or NASDAQ, and our ordinary shares were traded on NASDAQ under the symbol “ESIM.” In February 2002, our ordinary shares were delisted by NASDAQ as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, or the OTCBB, under the symbol “ESIM.OB”.

In 1998, we changed our fiscal year, and since then our fiscal year ends on January 31, instead of December 31.

In September 1997, we introduced RapidPLUS, a software development product that consists of a suite of integrated modules, each of which supports a different stage of an embedded system’s life cycle. In March 1998, we further expanded RapidPLUS by introducing a module to automatically generate efficient and compact source code for applications software directly from the simulated prototype. This module was developed with the assistance of, and partial funding by, Motorola, Inc. Our previously-developed product, RapidSimulation, has been integrated into RapidPLUS and is no longer offered as a separate product. RapidPLUS, while enhanced and expanded over time, has remained our core technology and the center of our business.

In 1999, we began providing web-based product simulations built with RapidPLUS for electronics companies. Our simulation technology generates animated interactive virtual models that accurately simulate real products with interactive walk-through features that allow for step-by-step use of the product for e-commerce, marketing, customer support, Internet or Intranet use. These simulations, named “LiveProducts,” are used for product launches, promotion, web-based customer support, as well as training for sales and support forces and customers. The LiveProducts are typically bundled in our “LiveManuals” product that includes a web-based user manual and interactive live feature demonstrations. The terms “LiveManuals” and “LiveProducts” are sometimes used interchangeably.

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

In 2001, we began marketing our LiveProduct generation technology as RapidPLUS Web Studio, an additional module to the RapidPLUS family of products. RapidPLUS Web Studio allows our customers to generate their own LiveProducts simulations. As part of the RapidPLUS Web Studio package, our customers receive the Scenario Authoring Tool, or SAT, which allows them to create interactive feature demonstrations for the generated LiveProducts.

In the second half of 2001 and first quarter of 2002, we effected a major restructuring of our corporate activities. As part of this restructuring, we merged our Software Tools division and LiveProducts division, closed offices in the U.S., France and Sweden and relocated our Japanese offices to a customer’s facilities. We reduced our staff in all categories, particularly the former LiveProducts division, whose sales and marketing department was eliminated entirely and whose responsibilities were taken over by other existing staff. In addition, we significantly reduced our research and development department. The restructuring led to a significant cost saving and reduction in our losses.

In 2001, we also revised our product-packaging program and made it modular. This allows our customers to choose only those modules they require and reduces the initial purchase price for new users of our products. Under this program, RapidPLUS DOC is sold as the base product, to which our customers may choose to add a C code generator to create RapidPLUS CODE or a Java code generator to create the RapidPLUS Web Studio product. In 2002, we added a new product and module to the RapidPLUS family, called RapidPLUS Xpress. RapidPLUS Xpress is an easy to learn tool that enables non-technical designers of user interfaces to easily design product simulations and generate graphic diagrams from them. Originally sold either as a stand-alone tool or as an add-on to RapidPLUS DOC, RapidPLUS Xpress is now available only in the latter option.

During 2002 and 2003, we changed our business model from the development of a generic man machine interface, or MMI, tool for embedded systems to the development of an MMI solution specifically for the wireless market. We also shifted from relying on our traditional distributors in the embedded systems market, many of whom were among our largest customers, to establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. Wireless handset platform vendors, handset manufacturers and mobile carriers are generally interested in the ease of use of wireless or mobile handsets by consumers. Development of the interface between the consumer and the handset product, known as MMI, requires software development, which can be facilitated by software development tools and a basic application that can be customized to meet the needs of each vendor, manufacturer or carrier. We offer this market software development tools and a basic application, known as the MMI reference design, which can be customized to create the MMI application for the customer’s handset.

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

The revenues we derive from contracts with wireless handset platform vendors and with wireless handset manufacturers and mobile carriers are comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development and consulting services. Under our current business model, we receive a royalty payment for each handset into which one of our MMI reference designs or MicroKernel is integrated. As part of this strategy, distribution of certain of our products is currently conducted by the handset platform vendors who are our customers, who will then either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. We believe this strategy will result in a long-term recurring stream of revenues and that our platform vendors will be able to market our MMI solution to a range of handset manufacturers, thus saving us significant marketing expenses. To date, we have attracted new customers through this strategy. As a result of our new strategy, sales through our traditional distributors, including distributors who were previously major clients, have significantly declined. In addition, because we are only now beginning to receive revenues from our MMI solution, our overall revenues in 2003 declined compared with 2002, but have improved in 2004 compared with 2003.

Capital Expenditures

For a description of our principal capital expenditures, please see note 4 to our consolidated financial statements, included elsewhere in this annual report.

(B) Business Overview

We offer an MMI solution for wireless handset platform vendors, handset manufacturers and mobile carriers. Based on our proprietary technology, our MMI solution allows our customers to develop and customize the MMI of a new handset that they intend to introduce more easily and quickly. Traditionally, the handset industry was vertically integrated, so that the leading handset vendors controlled materially all aspects of the industry, including the technology assets, engineering capabilities, production, branding, distribution and support. This market is now evolving such that the different stages of the development, production and sales process are being conducted by different companies. In recent years, we have witnessed a new trend whereby the global handset supply chain has been transformed from a traditional “vertical” structure, in which original equipment manufacturers designed, manufactured and distributed wireless handsets, to a more complex “horizontal” model in which a variety of different participants produce the handset. In the current wireless handset market, handset platform vendors, who are usually semi-conductor manufacturers, often provide the handsets’ main electronic and software components to wireless handset manufacturers in the form of a standardized platform known as a “reference platform”. These vendors are interested in providing their manufacturing customers a reference platform which has been tested and integrates a variety of components that the manufacturer can customize and develop in a rapid and simple manner to commence manufacturing. Our MMI reference design and the accompanying customization and development tools may be integrated into these reference platforms, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

OUR SOLUTION

Our offering for the wireless handset market is comprised of the following components, which are either licensed as stand-alone products or services or as part of an MMI solution:

•	the RapidPLUS product, which enables the customer to develop and simulate MMIs, as well as to generate code and documentation;

•	the MMI reference design, which is customizable, modular and scalable;

•	the Rapid MicroKernel, which is a software component located in the micro processing unit of the handset, on which the code for the MMI generated by RapidPLUS can be run; and

•
customization tools to customize the MMI reference design during development or in the post-development stage. These customization tools do not require use of any programming language, and can therefore be used by a wider range of application developers. These tools are usually offered together with the MMI reference design.

As part of our offering, we also provide our customers with consulting and engineering services, as well as training and support for their staff and customers. We also resell certain third party applications, which complement our product line. Notable examples are the WAP Browser and MMS Client of Freescale Semiconductor, Inc., or Freescale, which we distribute under an agreement with Freescale.

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

RapidPLUS

RapidPLUS is a suite of integrated software tools. RapidPLUS provides a means of quickly and easily creating product simulations. The RapidPLUS toolset is sold in several packages, including RapidPLUS Xpress, RapidPLUS/CODE, RapidPLUS/DOC, RapidCBT and RapidPLUS Web Studio. Each of these packages serves a different part of the product’s life cycle, based on the initial product simulation. The packages and their content may change from time to time based on our business and technological considerations.

The RapidPLUS modules are used throughout the product’s life cycle as follows:

Product Design. RapidPLUS DOC is used to create virtual prototypes of user interface for new products in order to visualize, communicate and improve the product’s design. Customers can test new design alternatives, ensure their designs are complete and consistent, and communicate their concepts with other parts of the organization or external bodies, before developing and manufacturing the product.

Documentation. RapidPLUS DOC is used to generate technical documentation from the prototype/simulation. This documentation includes functional and graphic information about the product, and can be updated automatically when changes are made to the prototype/simulation. The documentation can serve as a specification to engineers and as a basis for user manuals.

Code Generation. Using RapidPLUS CODE, users can generate compact and efficient C code from the prototype, to be used as the MMI of their product’s software, and which can be linked to other software modules. Changes in the simulation/prototype are immediately reflected in the generated code. To run on the customer’s product, the generated code requires a software component, which we call a MicroKernel, located in the micro processing unit of the product. This MicroKernel needs to be “ported” to the specific hardware and software environment (processor, operating system and other software modules) that exists on the product. Typically, we provide our customers with this porting service for a fee.

In addition to licensing the RapidPLUS CODE software tool, we charge our customers a licensing fee for each customer product shipped embedded with the MicroKernel.

MMI Reference Design

We license the MMI reference design to wireless handset platform and wireless handset software platform vendors, handset manufacturers and mobile carriers as a basic application, which can be customized to create the MMI application for the customer’s handset. As a key element of our wireless handset MMI solution, the MMI reference design provides the blueprint for the eventual creation of the user interface of the wireless handset. The MMI reference design is a modular, customisable, scalable and open-source full MMI application, which can be adapted and further developed by use of RapidPLUS to add functionality as may be required by the customer. Embedding the MMI reference design in the platform that is offered to the wireless handset manufacturers can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

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

Principal Markets

We target the following markets:

Wireless Handset Platform, Wireless Handset Software Platform, Handset Manufacturing Market and Mobile Carriers

Our MMI solution targets as its main markets the following markets:

•	Wireless handset hardware platform suppliers;

•	Wireless handset software platform suppliers;

•	Wireless handset manufacturers; and

•	Mobile carriers.

We believe the potential for our MMI solution in this market is growing primarily due to the change in the nature of the wireless handset manufacturing industry. For a discussion of the changes that have recently occurred in this market and the presently anticipated trends, see “Business Overview”. The MMI is becoming a significant part of the platform offering which wireless handset hardware and software platform vendors seek to market to handset manufacturers, since the development of an MMI by wireless handset manufacturers is difficult and time consuming. Our MMI reference design and the accompanying customization and development tools can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution that they can, in turn, provide to their customers. This can add value to their product, differentiate them from platform vendors who do not have an effective MMI solution, and assist their platforms to be more quickly and effectively deployed in the market with less risk.

Our strategy for this market currently focuses our sales, marketing and research and development on wireless handset platform vendors and handset manufacturers. We are developing a base of strategic clients for long-term relationships in which we develop and customize an MMI for the strategic client’s particular needs. For example, in 2002 we entered into an agreement with Freescale, providing Freescale with the right to use RapidPLUS as the user interface component for its wireless platforms and chipset reference designs, and to resell RapidPLUS to manufacturer customers. Freescale sells a wireless platform that includes hardware, software and tools that enable manufacturer customers to quickly create wireless handsets. Freescale provides its customers with a reference design for a complete handset. The user interface of this reference design was created using RapidPLUS. Freescale offers its customers RapidPLUS Code as a tool for user interface development and customization of the reference design. Freescale has sold this platform to a number of companies that have chosen to use RapidPLUS to develop the user interfaces of their cellular phones, including, but not limited to, TCL Mobile Communications Company Ltd., Ningbo Bird Company Ltd., RTX Telecom A/S, Elcoteq Network Corporation, Eastern Telecom and WE3 Technologies Company Ltd. In addition to revenues from the licensing of the RapidPLUS software as a development tool, in 2004 we began to receive royalty revenue from the inclusion of our MicroKernels in the platforms that Freescale has sold to its customers. In October 2002, we entered into an agreement with IXI Mobile (R&D) Ltd., or IXI, creator of the Personal Mobile Gateway, to develop an MMI for the reference design of the user interface of some of IXI’s products, and to include RapidPLUS as part of its standard software offering.

In December 2003, we entered into an agreement with Texas Instruments France S.A., or Texas Instruments, to develop an MMI application for a new wireless platform.

In April 2004, we entered into an agreement with an additional strategic customer, Sasken Communication Technologies Ltd., or Sasken, a provider of telecommunications software solutions, for the bundling of our MMI solution into the mobile software solutions Sasken offered to their customers.

In October 2004, we entered into an agreement with Quasar Innovations, a virtual original design manufacturer that offers mobile handset solutions, to integrate our MMI solution, including a reference MMI application, customization tools, RapidPLUS development tools, and professional services, into Quasar’s platform. We have received initial revenues in the form of licensing and service fees from this agreement, along with royalties for each handset manufactured that includes our MMI technology.

In January 2005, we signed an agreement with a wireless handset software platform vendor to integrate our MMI, including a reference MMI application, customization tools, RapidPLUS development tools, and professional services, into their platform, and which they may then offer as part of their solution. We have received initial licensing fees from this agreement and expect to receive royalties for each sold handset that includes our MMI technology.

In each of the contracts discussed above, we receive revenue from licensing our RapidPLUS software, MMI reference design, customization tools and MicroKernels. The amount of revenue to be earned will be dependent on the success of our customers in marketing their platform reference design, with our MMI solution, to their customers.

In addition to our strategic customers, we are also focusing our efforts on a series of strategic relationships with hardware providers, third-party application vendors, and other software vendors in the wireless handset market whereby we pre-integrate our MMI solutions with their hardware or their applications or conduct joint marketing activities. For example, in November 2003, we entered into an agreement with Motorola Global Services Group (GSG) to bundle their Mobile Internet Browser (MIB) and their MultiMedia Messaging System (MMS) client into our MMI solution and become a reseller for them. We have also established joint marketing relationships with Intel, Inc., TransChip, Inc., Emblaze Semiconductor Ltd., Renesas Technology Corp., Sasken Communication Technologies Ltd., APOXI , IXI, Tegic Communications Inc., Mophun, and ART Inc.

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

In 2004, our sales efforts in this market, both through distributors and directly to embedded system manufacturers, continued to decrease as a result of the changed focus in our business model to wireless handset platform and wireless handset software platform vendors, wireless handset manufacturers and mobile carriers.

Internet Based Customer Support, Training and e-Commerce

In 1999, we began providing web-based product simulations built with RapidPLUS for electronics companies and established a web-site known as LiveManuals.com. We marketed our LiveProducts and LiveManuals solutions to consumer electronics manufacturers, retailers and wireless carriers as well as licensing our LiveProducts technology to third parties who may then themselves produce LiveProducts or LiveManuals for their customers in different geographic areas. In 2004, we produced LiveProducts for leading companies, including Nikon Corporation, Sprint PCS and Panasonic Consumer Electronics Company. All these customers were repeat users of our products and services. We had revenues from our Internet based activities of approximately $392,000, $684,000, $1,027,000, $418,000 and $398,000 in 2000, 2001, 2002, 2003 and 2004, respectively.

The significant drop in revenues in 2003 and 2004 was the result of our decision to focus our sales efforts on the wireless handset market and our reevaluation of the potential revenues to be earned by our Internet based activities.

In order to provide our customers with LiveProduct simulations, in 1999 we established a simulation development facility in Bangalore, India with a local sub-contractor. The sub-contractor was responsible for obtaining facilities and all necessary equipment, as well as hiring qualified personnel required to develop simulations for our LiveProducts customers. All personnel were employed directly by the sub-contractor, except for a supervisor of the project who was employed directly by us. We paid the sub-contractor a monthly fee based on the number and type of personnel employed in that period by the sub-contractor to work exclusively on our projects. In December 2003, as a result of the decreased demand for our LiveProducts, the terms of our relationship with the Indian sub-contractor were changed and provide that any work done for us at its facility is paid on a per-project basis and not for a monthly fee. In the course of 2004, we stopped referring any new work to the Bangalore facility.

Technology

RapidPLUS

RapidPLUS simulation, development and code generation technology relies on the following principles:

•	Statecharts programming, which is used to define the logical behavior of the system;

•	Component-based (or object) technology, which is used to describe the different graphic and functional elements of the system;

•	Simulation technology, which provides the capability to instantly visualize and test a handset's MMI application on a PC and view each change immediately after it is made; and

•	Code generation technology, which generates compact, efficient and easily integrated C code from the simulation into the target environment.

MMI Reference Design

Our MMI reference design incorporates several advanced technologies, including modular architecture, windowing system, application manager, data-driven menus, layouts and graphic resources.

Research and Development

We believe that our technology is our core strength and that our ability to enhance our existing products and applications, develop and introduce new products and applications on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development of our core technology and to customer projects developed based on this technology. Our research and development staff, which was reduced in the course of restructuring in 2002, was increased significantly in 2004 by the hiring of 10 new employees to our research and development department and transfer of 3 employees from the technical services department to research and development, representing an increase of 59% in the size of our research and development staff since the restructuring. During the second quarter of 2005 we reduced our research and development staff by two employees. In addition, in order to successfully develop new and enhanced products, we seek to develop and maintain close relationships with customers and remain responsive to their needs.

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

As of July 15, 2005, our research and development department consisted of 19 software developers, six product testers, four technical writers, one systems manager, two general assistants and our Vice President of Research and Development. The research and development department is divided into two major teams: RapidPLUS core technology, including code generation, and LiveManuals, each headed by a team manager who reports to our Vice President of Research and Development. In addition, we employ a Chief Scientist who reports directly to our Chief Executive Officer and is responsible for the planning and design of future architecture and development of our products, based on requirements defined by our marketing department. We have ISO 9001:2000 and ISO 9000-3 certification, which enables us to expand our marketing efforts to those customers and governmental authorities who require that certification.

Government and Other Grants

Generally, grants from the Office of the Chief Scientist in the Israeli Ministry of Trade and Industry constitute up to 50% of certain research and development expenses for the development of products intended for export. Under the terms of the Office of the Chief Scientist for participation in these programs, a royalty at a rate of 3.5% to 5% of the sales of products developed in, and related revenues generated by, a project funded by the Office of the Chief Scientist must be paid as sales of these products commence. The royalty payments end when 100% to 150% of the grant is repaid in NIS linked to the dollar and bearing interest at the rate of six-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products developed through the financing of the Office of the Chief Scientist and in the absence of sales, no royalty payment is required. Through January 31, 2005, we obtained grants from the Office of the Chief Scientist in the aggregate amount of approximately $ 2.0 million for certain of our research and development projects and paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of approximately $1.7 million. As of January 31, 2005, the aggregate amount of our contingent obligation to the Office of the Chief Scientist was approximately $863,000.

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

Through January 31, 2005, we obtained grants in the aggregate of $778,000 from the Fund for Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. As of January 31, 2005, the aggregate amount of the contingent obligation to the Fund for Encouragement of Marketing Activities Abroad was $644,000.

Some of the accrued royalties to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad were not paid when due. In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad. This settlement was renegotiated in January 2004. For additional information concerning the terms of this renegotiated settlement, see “Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and Licenses - Research and Development Grants.”

Terms of Israeli Government grants also require that the research and development be conducted by the applicant for the grant as specified in the application and that the manufacturing of products developed with Israeli Government grants be performed in Israel. On March 29, 2005, the Israeli parliament amended the applicable law, such that certain limited transfer of technology developed under Israeli Government grants will be permitted following the payment of a redemption price to be determined under regulations not yet promulgated. Because the Government of Israel from time to time revises its policies regarding the availability of grants, the Israeli Government’s support of research and development may not continue.

Through January 31, 2005 we received grants in the aggregate amount of approximately $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products, referred to as the development packages, resulting from the research and development which the BIRD Foundation funded. The payments are of $250 for each development package per license and $2,500 for each development package of products per site. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar and the U.S. Consumer Price Index.

Through January 31, 2005, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of approximately $244,000. As of January 31, 2005, the aggregate amount of the contingent obligation to the BIRD Foundation was approximately $347,000.

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

MMI Reference Design License Fees

We typically charge an up-front fee to each customer who licenses our MMI reference designs or one of their derivatives. This fee is in addition to the royalty fee we charge for embedding the MMI reference design or MicroKernel with the customer’s product, as described below.

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

LiveManuals Development Fees

We sell our customers simulations of their products for fees that depend on the complexity of the product and the simulation. Together with these simulations, we also offer our customers additional items such as electronic user manuals. We refer to these combined simulations and user manuals as LiveProducts or LiveManuals. While we no longer market either LiveProduct or LiveManuals, in 2004 we continued to derive fees for these products and services from pre-existing customers.

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

Sales and Marketing

Our sales are based on a global sales organization with a mixture of direct and indirect sales. We have subsidiaries, primarily engaged in sales and service, in the U.S. and Japan. As part of our restructuring, which commenced in the second quarter of 2001, we significantly reduced our sales and marketing staff in the U.S., Japan and Europe. Our U.S. staff had been primarily involved in the sales and marketing of LiveManuals and our LiveManuals.com web-site. As we have ceased to invest in the LiveManuals.com web-site, much of this staff was no longer required and was therefore terminated. We closed our European office, in France, in 2002. We have redeployed our international sales force and assigned some of our staff involved in sales in Asia also to take responsibility for European sales.

We continue to have several distribution agreements in the U.S., Europe and Asia, on exclusive and non-exclusive bases. In 2002, we entered into agreements with Freescale and with IXI Ltd. providing them with various rights, including the right to license RapidPLUS and MicroKernels to customers who acquire their products or services. Similar agreements were entered into in 2003 with Texas Instruments and in 2004 with Quasar Innovations and a wireless platform software platform vendor. Distributors are supported and trained by our local and Israel-based personnel. In many cases we actively participate in the sales process of our distributors. We seek to combine the expertise of our personnel and knowledge of the product and the target markets with the local distributor’s knowledge and contacts with the local market, as well as their familiarity with the local business culture.

The following table sets forth sales to our principal distributors as percentages of our total revenues for the years ended January 31, 2003, 2004 and 2005:

	Year ended January 31,
Name of Distributor	2003	2004	2005

Freescale	4%	8%	9%
Tatung	1%	-	7%
IXI	2%	28%	3%
Nippon Systemware	8%	1%	3%
Tepco Uquest	-	1%	2%
Quasar	-	-	1%
Virtual Products International	3%	1%	1%
Yamagata	33%	1%	-

The decrease in sales to distributors is primarily attributable to the implementation of our current business model pursuant to which we devote most of our resources and focus our efforts on sales to wireless handset platform vendors and wireless handset manufacturers. As a result, we devote fewer resources compared with prior years to sales to distributors in the embedded systems markets. While we have entered into agreements with distributors in the wireless handset platform market, such as Freescale, these agreements, which are more focused on long term future royalty streams, have yet to result in significant revenues. In 2005, most of our revenues were derived from direct sales of products and services to our customers.

Our revenues are mainly derived from licensing our products and providing maintenance and service. The following table presents the sources of our revenues by category of activity for the years ended January 31, 2003, 2004 and 2005:

	Year ended January 31,
	2003	2004	2005
		(in thousands)
Revenues:
Products	$3,253	$1,529	$1,404
Services	1,889	2,264	2,433
LiveProducts	1,027	418	398
Royalties	51	290	850
Total	$6,220	$4,501	$5,085

The following table presents total revenues attributed to geographic segments based on the location of the customers for the years ended January 31, 2003, 2004 and 2005 and long-lived assets as of January 31, 2003, 2004 and 2005:

	2003		2004		2005
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
	(In thousands)

Israel	$240	$469	$1,333	$399	$462	$366
Far East*	649	-	535	-	1,295	-
Japan	2,794	30	414	20	562	12
U.S.	1,297	35	732	21	957	11
Europe	1,240	-	1,487	-	1,809	-
Total	$6,220	$534	$4,501	$440	$5,085	$389

*Excluding Japan.

The following table represents our main customers, by percentage of revenues for the years ended January 31, 2003, 2004 and 2005:

	Year ended January 31,
Customer	2003	2004	2005

Texas Instruments	-	10%	21%
Freescale	5%	8%	9%
Tatung	1%	-	7%
Sprint	5%	2%	6%
DSPG	-	-	5%
IXI	2%	28%	3%
Nippon Systemware	8%	1%	3%
Alcatel	4%	9%	2%
Panasonic	6%	5%	1%
Virtual Products International	3%	1%	1%
Yamagata	33%	1%	-

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

Competition

We believe that the main competition in the wireless handset MMI market is from companies that sell the MMI as part of a wider suite of integrated products, including wireless handset platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG, Agere Systems, Inc., and companies that provide core software for wireless handsets and MMI solutions, such as TTPCom Ltd., China MobileSoft Ltd. (recently acquired by Palm Source), Hopen Software Engineering Company Ltd., and others. We see some competition from companies specializing in MMI solutions such as Cybelius Software Oy and Digital Airways. We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers, rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have better familiarity with their systems and substantial internal programming resources with the capability to develop specific solutions for their needs. A customer’s decision to use our products may involve a fundamental shift in the software development process used by that customer. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Cats, Inc., Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc.

Because we have derived most of our revenues from sales of and services related to the RapidPLUS family of products, the effects of competition are more intense than if we had a broader product offering.

The Internet market is also highly competitive and is characterized by rapid technological change and intense competition. There are technologies currently available that compete with LiveProducts and which are difficult to compete with, such as Macromedia’s Flash and ShockWave Director. Current and potential competitors may develop products that may be more effective than our current or future products and our technologies and products may be rendered obsolete by such developments.

(C) Organizational Structure

We have two wholly-owned subsidiaries:

•	e-SIM, Inc., incorporated under the laws of the State of Delaware and responsible for sales, marketing and technical support in the U.S.; and

•	e-SIM Japan Ltd., incorporated under the laws of Japan and responsible for sales, marketing and technical support in Japan.

(D) Property, Plants and Equipment

We currently lease a facility consisting of approximately 7,494 square feet in Teradion, Israel. The annual lease payment is approximately $29,000. The lease expires in December 2005.

Our headquarters and executive offices are located in a facility consisting of approximately 5,745 square feet in Jerusalem, Israel. The annual lease payment is approximately $70,000. The lease expires in March 2006.

Our Japanese subsidiary currently uses a facility consisting of approximately 435 square feet belonging to our customer Yamagata Printing Co. Ltd. in Tokyo, Japan under an agreement that expires in December 2005, for which it pays no rent but reimburses Yamagata Printing Co. Ltd. for all expenses incurred, which are approximately $3,900 per year.

We do not presently lease or rent any facility in the U.S.

We believe that our current space is adequate for our current requirements and that additional space will be available upon reasonable terms, if needed.

As of July 15, 2005, we leased 41 cars for 36 months each. Termination of the lease for each car is subject to payment of a fine of up to three-months’ fees under that lease. Our average monthly lease payment per car is $610 and the sum of our annual lease payments for cars for the year ended January 31, 2005 was approximately $346,000.

Item 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

The following discussion of our financial conditions and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected on forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those described above under “Item 3 - Key Information - Risk Factors.”

Overview

Our primary business is providing MMI solutions for wireless handset platform and wireless handset software platform vendors, handset manufacturers and mobile carriers. We believe that our MMI reference design and line of RapidPLUS development tools, in addition to our customization, training, development and consulting services, allow our customers to more easily and quickly develop the MMI for the new handsets they plan to introduce to the market, thus making us a comprehensive service provider in the field of MMI for the wireless handset market. While we no longer focus on the embedded systems market, which was our traditional line of business, we still derive significant revenues from this market, although we expect such revenues to decrease in the future. In addition, we also derive revenues from the sales of LiveProducts; we do not anticipate such revenues to increase in the future.

While we experienced a decrease in our revenues in 2003 as a result of changing our business strategy, in 2004 our revenues increased from $4.5 million to $5.1 million. Most of our revenues for 2004 derived from customers related to the wireless handset market. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we have been concentrating our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers. The revenues we derive from these contracts are comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development and consulting services. Under this new business model, we have begun to receive a royalty payment for each handset into which one of our MMI reference designs or MicroKernel is integrated. As part of this strategy, distribution of certain of our products is currently conducted by the handset platform vendors who are our customers, who then will either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. We believe this strategy will result in a long-term recurring stream of revenues and that our platform vendors will be able to market our MMI solution to a range of handset manufacturers, thus saving us significant marketing expenses. To date, we have attracted new customers through this strategy. While our income has increased as a result of our new business model, we cannot assure the long-term success of the strategy, especially given that it is based on long-term recurring revenues.

Critical accounting policies

The discussion and analysis of our financial condition and results of operation are based on our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Under U.S. GAAP, when more than one accounting method or policy or its application is generally accepted, our management selects the accounting method or policy that it believes to be most appropriate in the specific circumstances. Our management considers some of these accounting policies as critical. A critical accounting policy is an accounting policy that management believes is both most important to the portrayal of our financial condition and results and requires management’s most difficult subjective or complex judgment, often as a result of the need to make accounting estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in note 2 to our consolidated financial statements, included elsewhere in this annual report, we believe the following accounting policies to be critical:

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

We account for software sales in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended, or SOP 97-2. SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements is to be allocated to each element based on the relative fair value of the elements. In addition, we have adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” or SOP 98-9, for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence, or VSOE, of Fair Value, as defined in SOP 97-2, exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method, any discount in the arrangement is allocated to the delivered elements. Determination of the probability of collection is based upon management’s judgments regarding the payment of fees for services rendered and products delivered. This determination is based on management’s periodic assessment of the credit worthiness and other known factors of its customers and distributors. In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required. In addition, if management’s assessment as to the credit worthiness of our customer does not properly reflect the actual collection, the revenue recognized for any reporting period could be adversely affected.

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

Revenues from license fees that involve significant customization and implementation of the Company's software to customer specifications are recognized in accordance with Statement of Position 81-1 “Accounting for Performance of Construction -Type and Certain Production - Type Contracts,” or SOP 81-1, using contract accounting on a percentage of completion method over the period from signing of the license through to completion in accordance with the “Input Method”. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of January 31, 2005, no such estimated losses were identified.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenue.

Allowance for doubtful accounts and provision for bad debts.

We continuously monitor collection and payment from our customers and maintain allowances for doubtful accounts and for estimated losses resulting from the inability of our customers to make required payments. We have provided for these allowances based on assumptions relating to the financial condition of our customers in accordance with our management’s estimates and historical experience, plus an additional general reserve of 3% of the outstanding balance of the trade receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, the extent of which is inherently uncertain. Our trade receivables are mainly derived from sales to customers located primarily in Europe, Israel, the Far East and the United States. We perform ongoing credit evaluation of our customers.

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

Results of Operations

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations for the three most recent years:

	Year ended January 31,
	2003	2004	2005
	(In thousands, except share and per share data)

Revenues:
Products	$3,253	$1,529	$1,404
Services	2,916	2,682	2,831
Royalties	51	290	850

	6,220	4,501	5,085
Cost of revenues:
Products	267	122	159
Services	1,663	1,983	1,979
	1,930	2,105	2,138

Gross profit	4,290	2,396	2,947

Operating expenses:
Research and development, net	1,464	1,560	1,728
Selling, marketing, general and administrative, net	4,460	3,751	3,557

Total operating expenses	5,924	5,311	5,285

Operating loss	1,634	2,915	2,338
Financial and other expenses, net	85	1,333	319

Net loss	$1,719	$4,248	$2,657

Basic and diluted net loss per share	$0.15	$0.36	$0.12

Weighted average number of shares used in
computing basic and diluted net loss per share	11,665,359	11,963,056	22,158,097

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations as percentages of our revenues for the three most recent years:

	Year ended January 31,
	2003	2004	2005
Revenues:
Products	52.3%	34.0%	27.6%
Services	46.9%	59.6%	55.7%
Royalties	0.8%	6.4%	16.7%

	100.0%	100.0%	100.0%
Cost of revenues:
Products	4.3%	2.7%	3.1%
Services	26.7%	44.1%	38.9%

	31.0%	46.8%	42.0%

Gross profit	69.0%	53.2%	58.0%

Operating expenses:
Research and development, net	23.5%	34.7%	34.0%
Selling, marketing, general and administrative, net	71.7%	83.3%	70.0%

Total operating expenses	95.2%	118.0%	104.0%

Operating loss	26.2%	64.8%	46.0%
Financial and other expenses, net	1.4%	29.6%	6.3%

Net loss	27.6%	94.4%	52.3%

Geographic Distribution

The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from each of the regions identified:

	Year ended January 31,
Region	2003	2004	2005

Israel	4%	30%	9%
Far East*	10%	12%	25%
Japan	45%	9%	11%
U.S.	21%	16%	19%
Europe	20%	33%	36%

* Excluding Japan

2004 Compared with 2003

Revenues. Revenues for 2004 increased 13% to $5.1 million, compared with $4.5 million in 2003. Product revenues for 2004 decreased by 8% to $1.4 million, compared with $1.5 million in 2003. This decrease is primarily attributable to the recognition of revenues from a certain source code license in 2003, which offset the increase in revenues from licensing our RapidPLUS tools and MMI in 2004 compared with 2003. Revenues from services increased by 6% in 2004 to $2.8 million, compared with $2.7 million in 2003. The increase in revenues from services was primarily attributable to increased revenues from support and maintenance agreements as a result of an expansion of our customer base and the number of licenses in use. Revenues from royalties increased by 194% to $850,000 in 2004, compared with $290,000 in 2003. The increase in revenues from royalties was primarily attributable to an increase in the number of units sold incorporating our technology and up-front non-refundable royalty orders.

Cost of Revenues. Cost of revenues consisted primarily of the salaries of our technical support staff, expenses incurred in connection with our sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues increased 30% in 2004 to $159,000, compared with $122,000 in 2003. This increase is primarily attributable to the increase of the expenses discussed above. Cost of service revenues remained virtually unchanged in 2004 at $1.97 million, compared with $1.98 million for 2003. Overall, cost of revenues as a percentage of revenues decreased from 47% in 2003 to 42% in 2004. This decrease was primarily attributable to the increase in royalties and to the decrease in expenses for LiveManuals.

Research and development expenses, net. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net, increased 11% to $1.7 million for 2004, compared with $1.6 million for 2003. This increase was primarily attributable to an increase in research and development staff, which was partially off-set by a grant of $307,000 received from the Office of the Chief Scientist. Research and development expenses, net, remained essentially the same as a percentage of revenues at 34% for 2004, compared with 35% for 2003, as a result of the abovementioned increased expenses and revenues.

Selling, marketing, general and administrative expenses, net. Selling, marketing, general and administrative expenses, net, decreased in 2004 by 5% to $3.6 million, compared with $3.8 million in 2003. The decrease is primarily attributable to a reduction in fees paid to agents and in salaries. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, costs of travel, advertising and promotional activities, and royalties to the BIRD Foundation. Selling and marketing expenses, net, decreased by 6% to $1.8 million for 2004, compared with $1.9 million for 2003. This decrease was primarily attributable to the reduction in fees paid to agents and reduction of our sales and marketing staff. Selling and marketing expenses, net, decreased as a percentage of revenues to 35% in 2004 from 42% in 2003. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 4% to $1.8 million for 2004, compared with $1.9 million for 2003. This difference is primarily attributable to the cost of repricing options issued as compensation in 2003.

Operating loss. Our operating loss decreased by 20% to $2.3 million for 2004, compared with $2.9 million for 2003. As a percentage of revenues, operating loss decreased to 46% for 2004 from 65% for 2003. Operating expenses stayed at the same level of $5.3 million in 2004 and 2003.

Financial and other expenses, net. In 2004, financial and other expenses, net, were approximately $319,000, compared with financial and other expenses, net, of $1.3 million in 2003, which decrease was primarily attributable to non-cash compensation expenses resulting from certain convertible loans, which were $1 million in 2003 compared with $72,000 in 2004, to a decrease of the foreign currency exchange rate difference of approximately $46,000 in 2004 compared with approximately $33,000 in 2003 and to a decrease of approximately $214,000 in interest rate payments on loans in 2004 compared with approximately $288,000 in 2003.

2003 Compared with 2002

Revenues. Revenues for 2003 decreased 28% to $4.5 million, compared with $6.2 million in 2002. Product revenues for 2003 decreased by 53% to $1.5 million, compared with $3.3 million in 2002. This decrease was primarily attributable to our new business strategy focused on long-term contracts and royalty payments in the wireless handset market, which were not received in 2003. Revenues from services decreased by 8% in 2003 to $2.7 million, compared with $2.9 in 2002. The decrease in revenues from services was primarily attributable to a decrease of 59% in revenues from Live Products which were $418,000 in 2003 compared with $1.0 million in 2002. This decrease was primarily attributable to changes in our business model resulting in a shift of our focus to MMI solutions in the wireless handset market. The decrease in revenues from Live Products was partially offset by a 20% increase in consulting and support services, which were $2.3 million in 2003, compared with $1.9 million in 2002. This increase was primarily attributable to consulting and support services provided to leading wireless handset platform vendors, some of whom became our customers in 2003. Revenues from royalties increased by 467% to $290,000 in 2003 compared with $51,000 in 2002. The increase in revenues from royalties was primarily attributable to an increase in the number of units sold incorporating our technology.

Cost of Revenues. Cost of revenues consisted primarily of the salaries of our technical support staff, expenses incurred in connection with our sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues decreased 54% in 2003 to $122,000, compared with $267,000 in 2002. This decrease was primarily attributable to the decrease in product revenues. Cost of service revenues increased by 19% to $2.0 million for 2003, compared with $1.7 million for 2002. This increase was primarily attributable to the costs associated with additional technical staff hired in 2003. Overall, cost of revenues as a percentage of revenues increased from 31% in 2002 to 47% in 2003. This increase was primarily attributable to the decrease in our revenues.

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

Selling, marketing, general and administrative expenses, net. Selling, marketing, general and administrative expenses, net, decreased in 2003 by 16% to $3.7 million, compared with $4.5 million in 2002. The decrease was primarily attributable to staff reductions, closure of certain of our offices outside of Israel and related expenses. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, costs of travel, advertising and promotional activities, and royalties paid for governmental grants and to the BIRD Foundation. Selling and marketing expenses, net, decreased by 33% to $1.9 million for 2003, compared with $2.8 million for 2002. This decrease was primarily attributable to the reduction in our sales and marketing staff and related expenses. Selling and marketing expenses, net, decreased as a percentage of revenues to 42% in 2003 from 45% in 2002. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses increased 12% to $1.9 million for 2003, compared with $1.7 million for 2002. This increase was primarily attributable to a repricing of options issued as compensation, increased legal fees and lease expenses.

Operating loss. Our operating loss increased by 78% to $2.9 million for 2003, compared with $1.6 million for 2002. As a percentage of revenues, operating loss increased to 65% for 2003 from 26% for 2002. Although operating expenses decreased to $5.3 million in 2003 from $5.9 million in 2002, this decrease was offset by the decrease in revenues and has resulted in an increase in operating loss. This increase in the amount of our operating loss and as a percentage of our revenues was primarily attributable to the new business strategy focused on long-term contracts and royalties that caused a decrease in our revenues.

Financial and other expenses, net. In 2003, financial expenses, net, were approximately $1.3 million, compared with financial income of $9,000 in 2002. Financial expenses, net, consisted primarily of a non-cash compensation related to a convertible loan, interest expenses on loans and lines of credit, and expenses resulting from foreign currency exchange rate differences. This change was attributable to a non-cash compensation expense, in an amount of $1 million, resulting from conversion of a loan made by Smithfield, as discussed in “- Liquidity and Capital Resources,” adverse foreign currency exchange rate differences of approximately $33,000 in 2003 compared with gains of approximately $224,000 in 2002 and approximately $288,000 in interest rate payments on loans in 2003 compared with approximately $231,000 in 2002. In 2003, other income, net, was $10,000, compared with other expenses, net, of $94,000 in 2002, which were attributable to sales of certain fixed assets and abandonemt expense related to obsolete property and equipment.

Impact of Inflation and Currency Fluctuations

Most of our revenues are generated in dollars and a substantial portion of our expenses is incurred in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was 5.6% in 2002 and 0.8% in 2004 and the deflation rate was 2.3% in 2003. In 2002, the devaluation of the NIS against the dollar was 4.6%. In 2003 and 2004, revaluation of the NIS against the dollar was 6.9% and 2.2%, respectively. As a result, we experienced an increase in the dollar costs of our operations in Israel in 2003 and 2004, as opposed to a decrease in our dollar costs in 2002, primarily because substantially all our revenues are received in dollars while salaries in Israel are paid in NIS and constitute a significant portion of our expenses. However, these fluctuations did not materially affect our results of operations.

We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

Conditions in Israel

We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although most of our revenues are currently derived from sales made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. Although the hostilities between Israel and various Palastinian organizations have eased lately, there is no assurance that such hostilities will not accelerate again. We could be adversely affected by such acceleration, by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

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

(B) Liquidity and Capital Resources

We have funded our operations primarily through public and private sales of equity securities, sales of products and services, borrowings from banks and other parties, and, to a lesser extent, through research and development grants from the Office of the Chief Scientist and the BIRD Foundation and grants from the Fund for Encouragement of Marketing Activities Abroad (See “- Research and Development, Patents and Licenses” and “- Marketing Grants” below). Cash and cash equivalents were $0.6 million, $0.2 million and $0.7 million as of January 31, 2003, January 31, 2004 and January 31, 2005, respectively. Net cash used in operating activities was $127,000 in 2002, $1.2 million in 2003 and $1.3 million in 2004. Our capital expenditures since inception have been related primarily to computers, equipment, renovations of facilities and vehicles, and were approximately $63,000, $104,000 and $73,000 in 2002, 2003 and 2004, respectively.

On January 31, 2005 and July 15, 2005, we had approximately $2.4 million and $2.2 million, respectively, of bank loans outstanding, which included $881,000 of convertible bank loans. The latter amount is convertible at an average share price of $1.96. All the bank loans bear interest at a weighted average rate of three-month LIBOR plus 3.5% linked to the dollar.

In February, May and July, 2004, we entered into agreements amending certain provisions of our prior agreements with the Israel Discount Bank, or the Discount Bank, and with the Industrial Development Bank of Israel Ltd., or the Development Bank. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. Discount Bank agreed that beginning February 28, 2005, we will be required to repay the outstanding balance of the loan as of that date, including any portion of the $0.9 million credit line we may draw prior to that date, in 36 equal monthly payments of principal and interest. We have met all our rescheduled monthly payment to Discount Bank, and as of July 15, 2005, the outstanding balance of the loan extended to us by this bank was $1,275,000. However, we may not have sufficient cash on hand to make future principal or interst payments to the bank when due. As part of the amendments with the Development Bank, we paid the bank $400,000 in respect of its outstanding loans using proceeds received in the new equity investment we completed in June 2004, discussed below, and $71,000 in overdue payments of principal and interest and the bank reduced the outstanding balance of the loan by an additional $400,000. We were to begin to repay the remaining outstanding balance, which was $908,000 on July 15, 2005, on March 1, 2005, which payments were to continue in 48 equal monthly payments of principal, with interest to continue to be paid on a monthly basis. We have not made any of the monthly payments due to the Development Bank and are therefore in default of our obligations under our loan agreement. As a result, the Development Bank may demand acceleration of repayment of the loan at any time. In addition, both the Development Bank and Bank Discount may consider that the existence of doubt as to our ability to continue operations as a going concern constitutes an event which may harm our ability to perform our obligations and therefore constitutes an event of default under the loan agreements. In such case, the Development Bank may, after August 14, 2005, demand acceleration of loan repayment, while Discount Bank may immediately demand acceleration in respect of our total debt to that bank. We do not presently believe that we will have sufficient cash to repay the loans if acceleration is demanded by the banks. All our bank loans are secured by substantially all of our assets. In addition, the banks hold a security interest in our right to receive revenues pursuant to agreements with two major customers and in the event of a default under the terms of the loan agreements with both banks, the revenues from these customers will not be available to us and our business will be materially adversely affected. In any such event, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to our shareholders. Additional debt or equity financing to repay these loans, whether obtained through public or private debt or equity financing, may not be available or may not be available on terms acceptable to us.

As part of the amendments of our loan agreements with the banks, the banks also received additional rights to purchase our ordinary shares by way of conversion of a portion of the loans as follows: (1) Discount Bank received the right to purchase 75,000 ordinary shares at a price per share of $0.85; and (2) Development Bank received the right to purchase 110,000 ordinary shares at a price per share of $0.90 and 110,000 ordinary shares at a price per share of $0.70.

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

In July 2003, we entered into a convertible loan agreement with Smithfield Investments B.V., or Smithfield, an entity controlled by Marc Belzberg, our Chairman of the Board of Directors, Chief Executive Officer and major shareholder, pursuant to which Smithfield agreed to lend us an aggregate of $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield had the right to convert the principal amount of the loan into our ordinary shares at a price per share of $0.18. In addition, upon conversion of the entire loan amount into our ordinary shares, Smithfield was to receive a warrant to purchase 5,555,556 ordinary shares at an exercise price per share of $0.54. On January 31, 2004, Smithfield converted the loan into 5,555,556 ordinary shares and was issued a warrant pursuant to the terms of the agreement, which it has not yet exercised. At the same time, we also entered an interest-free, unsecured $100,000 convertible loan payable to Vertical Ventures, LLC, or Vertical Ventures, convertible into our ordinary shares at a price per share of $0.18 until August 1, 2004, the maturity date of this loan. Pursuant to the terms of the agreement, upon conversion of the entire loan amount into our ordinary shares, Vertical Ventures received a warrant to purchase 555,556 additional ordinary shares at an exercise price of $0.54 per share. On August 1, 2004, Vertical Ventures elected to convert the entire loan amount into 555,556 of our ordinary shares and receive a warrant, which has yet to be exercised.

In May and June 2004, we entered into an equity investment agreement with Marc Belzberg, his sister, Lisa Belzberg, Gibralt, a party controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg, and certain other investors who are not related parties, pursuant to which they purchased an aggregate of 4,975,000 of our ordinary shares for $2,487,500, or $0.50 per share. These investors also received warrants to purchase 1,243,750 of our ordinary shares, at $0.75 per share. Each of the warrants is immediately exercisable in full and has a five-year term. The transaction was approved by our board of directors, audit committee and shareholders. In connection with this equity investment, we issued an additional 48,750 ordinary shares and warrants to purchase 12,188 ordinary shares at an exercise price of $0.75 per share as finder’s fees associated with the transaction. In connection with this transaction, on October 28, 2004, we registered certain of the shares and shares underlying warrants issued thereunder and certain shares that had previously been issued to the same investors for immediate resale on the market. We also included in this registration statement 6,600,868 ordinary shares and 6,111,112 ordinary shares underlying warrants then held by an investor in, and certain lenders to, our company and 350,336 ordinary shares underlying debentures issued by us to two Israeli banks that had previously extended to us certain loans and a loan extended to us by another lender.

In April and May 2005, we received loans in the aggregate amount of $810,538 from Marc Belzberg, which he may demand that we repay at any time. Negotiations are currently being held between our company and Mr. Belzberg as to the terms of these loans, but they have not been concluded as of the date of this annual report. Because Mr. Belzberg is a “related party” according to the Israeli Companies Law, once negotiations are concluded, the terms of these loans will be brought to our audit committee, board of directors and, if necessary, our shareholders for approval. Shareholder approval of the terms of these loans, if required, must include the holders of a majority of the shares present at the meeting and voted, including at least one-third of the shares held by shareholders present at the meeting and voting on these loans who are not related parties, unless our shareholders who are not related parties and who vote against approval of these loans do not represent more than one percent of our total outstanding voting rights. If negotiations are unsuccessful or our audit committee, board of directors or shareholders do not approve these loans, we will have to repay them immediately. We may not have sufficient financial resources to repay these loans to Mr. Belzberg either upon his demand of repayment or if they are not approved by our audit committee, board of directors or shareholders and to repay them we will be required to raise additional capital through public or private debt or equity issuances.

Our total cash and cash equivalents as of July 15, 2005 were approximately $24,000 (after giving effect to loans in the aggregate amount of $810,538 received from Mr. Belzberg in April and May 2005, as discussed above), which represents a decrease in our cash and cash equivalents of $728,000 as of January 31, 2005 and a decrease in our cash and cash equivalents of $500,000 as of June 30, 2004 and $238,000 as of January 31, 2004. Currently, our quarterly cash use is approximately $1.8 million.

We are currently engaged in discussions with several partiesregarding an investment in, or strategic partnership with, us, and with banks that in the past extended to us loans regarding the restructuring of our outstanding debt to them, but as of the date of this report we have been unable to raise additional capital and there can be no assurance that any of these discussions will result in a completed transaction or transactions or in the restructuring of our debt. In light of our current condition and the amount of our cash and cash equivalents, and unless we are able to consummate a capital investment in us, on terms favorable to us or at all, there is substantial doubt as to our ability to continue as a going concern and we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

In order to significantly reduce our cash use and focus on preserving the current level of operations, we have recently terminated 10% of our employees, have effected a 5% reduction in salaries of most of our remaining staff, have reduced research and development and marketing activities and we continue to monitor cost and expenditure controls.

Even after reducing our cash use, we anticipate that operating expenses will exceed revenues, net of cost of revenues, in the foreseeable future if we do not sufficiently increase sales and reduce costs. Current cash and cash equivalent balances, cash flows from operations, grants from the Office of the Chief Scientist, the BIRD Foundation and the Fund for Encouragement of Marketing Activities Abroad and funds raised through the loans of April and May 2005 are insufficient to meet our current debts and obligations and our anticipated cash needs for working capital and capital expenditure for at least the next 12 months.

In addition, under our loan arrangements with certain banks, our current financial position may result in the banks demanding that we immediately repay the unpaid balance of the debt and any interest accrued, as described above. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available or may not be available on terms acceptable to us. Furthermore, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted (a dilution which will likely be significant in light of the decrease in the market price of our shares) and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional funding is raised through debt instruments, we may become subject to various convenants, restrictions, pledges and other security interests that typically accompany such funding, and we cannot assure you that we will be able to comply which such covenants and restrictions. In addition, such covenants and restrictions may result in the acceleration of our obligations under current debt financing, as well as penalties.

Even if we are able to raise the additional capital that we need, if our revenues do not increase substantially, whether due to a failure to increase the market share for our MMI products, rapid technological changes that could result in our products being no longer in demand, the reduction of our product prices, or our failure to retain our customers and to attract new ones, we will need to reduce our operations expenses. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity securities or debt securities.

(C) Research and Development, Patents and Licenses

Research and Development Grants

We participate in programs sponsored by the Israeli Government for the support of research and development activities. Through January 31, 2005, we had obtained grants from the Office of the Chief Scientist aggregating $2.0 million for certain of our research and development projects. We are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3.5% to 5% of the sales of the products and other related revenues generated from these projects, up to an amount equal to 100% to 150% of the grants received in NIS, linked to the dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of these products and generation of related revenues and in the absence of such sales or related revenues no payment is required. Through January 31, 2005, we have paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of $1.7 million. As of January 31, 2005, our aggregate contingent liability to the Office of the Chief Scientist was $863,000. Some of the accrued royalties in the amount of $469,000 were not paid when due. In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist and the Fund for the Encouragement of Marketing Activities Abroad, discussed below. Under the terms of the settlement for the return of overdue payments to the Office of the Chief Scientist for research and development grants and for marketing grants received from the Fund for the Encouragement of Marketing Activities, discussed below, we will make quarterly payments of $50,000 over a three-year period which began in May 2004, of which $30,000 will be earmarked for the repayment of research and development grants and $20,000 for marketing grants. We have also agreed to pay royalties of 5% of revenues exceeding certain specified revenue levels. 60% of the royalty payments will be earmarked for the repayment of research and development grants and 40% for repayment of marketing grants received by us from the Fund for the Encouragement of Marketing Activities Abroad, discussed below. We are not required to pay royalties on revenues up to such specified revenue levels earned after January 1, 2004, until November 2005, following which we will repay the royalties accrued on such revenues in quarterly installments until May 2007. We will pay any royalties accrued on revenues after November 2005 on an on-going basis in accordance with the standard payment requirements of the Office of the Chief Scientist.

We also participated in a program sponsored by the BIRD Foundation, pursuant to which a portion of our development expenses was funded. Through January 31, 2005, we obtained grants in the aggregate amount of $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products resulting from the research and development funded by the BIRD Foundation. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar.

Through January 31, 2005, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of $244,000. As of January 31, 2005, the aggregate amount of the contingent obligation to the BIRD Foundation was $347,000.

Our research and development expenses, net, during the three most recent years, consisted of the following:

	Year ended, January 31,
	2003	2004	2004
	(In thousands)

Total costs	$1,464	$1,560	$2,035
Less - grants and participations	-	-	(307)
Total Expenses, net	$1,464	$1,560	$1,728

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

Through January 31, 2005, we obtained grants in the aggregate amount of $778,000 from the Fund for the Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. The aggregate amount of the income-contingent obligation to the Fund for the Encouragement of Marketing Activities was $644,000. As discussed above, some of the accrued royalties in the amount of $218,000 were not paid when due. In December 2003, and as part of the settlement with the Office of the Chief Scientist discussed above, we reached a settlement regarding payments to the Fund for the Encouragement of Marketing Activities whereby accrued royalties shall be repaid by us in quarterly installments of $20,000 between May 2004 and April 2007. We have also agreed to pay royalties of 5% of revenues exceeding certain specified revenue levels. 60% of the royalty payments will be earmarked for the repayment of research and development grants received from the Office of the Chief Scientist, discussed above, and 40% for repayment of marketing grants. We are not required to pay royalties on revenues up to such specified revenue levels earned after January 1, 2004, until November 2005, following which we will repay the royalties accrued on such revenues in quarterly installments until May 2007. We will pay any royalties accrued on revenues after November 2005 on an on-going basis in accordance with the standard payment requirements of the Fund for the Encouragement of Marketing Activities Abroad.

(D) Trend Information

We believe that our business is subject to the following trends:

Growth of wireless handset sales, particularly in emerging markets. The first quarter of 2005 has seen a 17% increase in the worldwide sale of wireless handset units, as a result of which leading analysts and wireless handset providers have predicted record sales in the market for 2005. Much of this growth is expected in emerging markets, primarily China, India and Eastern Europe. As a result, our potential customer base has increased, as has the potential for royalty revenues from our distributors.

Lower cost mobile handsets. We anticipate that the growth of emerging markets will lead to an increased demand for lower cost mobile handsets, rather than for wireless handset units incorporating mobile data applications, such as multimedia, pictures and browsing. Therefore, we anticipate that the demand for simple and easily customizable MMI solutions, such as the ones we provide, will increase. However, at the same time, lower-priced units, particularly for the emerging markets, may lead to decreased profit margins, which could adversely affect our revenues.

Consolidation. While in recent years the dominant trend in the wireless handset market has been decentralization and the proliferation of manufacturers and vendors, many of the smaller ones are finding it difficult to survive in the increasingly competitive market. We, therefore, expect to witness increasing consolidation in the market.

(E) Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

(F) Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2005:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Long-Term Debt Obligations	$782	$273	$509	$-	$-
Short-Term Bank Loans	2,388	2,388	-	-	-
Capital Lease Obligations	86	25	29	32	-
Operating Lease Obligations	101	92	9	-	-
Other Long-Term Liabilities	1,389	-	-	-	1,389

	$4,746	$2,778	$547	$32	$1,389

Long-term debt consists of the amount due to the Government of Israel pursuant to the Office of the Chief Scientist and BIRD Foundation arrangements discussed in “- Research and Development, Patents and Licenses- Research and Development Grants” and arrangements with the Fund for the Encouragement of Marketing Activities Abroad discussed in “- Research and Development, Patents and Licenses- Marketing Grants.” Short-term bank loans consist of certain loan arrangements discussed in “- Liquidity and Capital Resources.” Capital lease obligations represent a vehicle and computers, including peripheral equipment, purchased through finance-leasing arrangements. Operating lease obligations represent rental leases. Other long-term liabilities represent our liability for employee severance pay.

Item 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

Our directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Marc Belzberg	50	Chairman of the Board of Directors and Chief Executive Officer
Yaron Eldad	40	Chief Operating Officer, Chief Financial Officer and Secretary
Uri Yaffe	41	Senior Vice President, Corporate Sales
Frederick Rotbart	55	Chief Scientist
Avi Hitelman	49	Vice President, Research and Development
Reuven Kleinman	46	Vice President, Marketing and Business Development
Nir Gazit	42	Vice President, Technical Services
Samuel Belzberg (2)	76	Director
Amir Galili (1)(2)	51	Director
John McDonald	75	Director and Vice Chairman
Kim Campbell (1)(3)	58	Director
Ayelet Tal (1)(2)(3)	37	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) External Director (as required under Israeli law)

Marc Belzberg has served as the Chairman of the Board of Directors since 1993 and Chief Executive Officer since 1998. Mr. Belzberg also served as our President since 1993. Mr. Belzberg is also a Director of Smithfield Investments B.V., a privately-held company engaged in investments. Mr. Belzberg is the Worldwide Chairman of the Bnei Akiva youth movement, Chairman of the Foundation of Jewish Renaissance and Chairman of the OneFamily Fund. Prior to joining us, Mr. Belzberg was the first President of First City Capital Corporation from 1983 to 1990 and was a private investor from 1990 to 1993. Mr. Belzberg received an M.B.A. from New York University and a B.A. from Yeshiva University. Mr. Belzberg is the son of Samuel Belzberg, a Director of our company.

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

Samuel Belzberg has been a Director since October 1997. Mr. Belzberg has served as President and Chief Executive Officer of Gibralt Holdings Ltd. (a personal investment company), which is a shareholder of ours, since 1995 and Chairman of Balfour Holdings, Inc. (a real estate development company) since 1992. He also founded First City Financial Corporation, a full service financial institution, where he served as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Belzberg serves as Chairman of the Dystonia Medical Research Foundation and as co-Founding Chairman of the Simon Wiesenthal Center. Mr. Belzberg also founded Action Canada, which, together with certain Canadian government ministries, has endowed 20 university fellowships a year. Mr. Belzberg received a B.A. in commerce from the University of Alberta, Edmonton and an honorary Ph.D. from Simon Fraser University. He was awarded the Order of Canada in 1989, promoted to Officer of the Order of Canada in 2002 and received the Governor General Award of Canada in 1992. Mr. Belzberg is the father of Marc Belzberg, our Chairman of the Board and Chief Executive Officer.

Amir Galili is one of the founders of our company and has served as a Director since 1991, as our Chief Executive Officer from 1991 to 1993, and as Vice President, Training, Support and Applications from 1993 to 1997. Mr. Galili resigned from his Vice President position on March 31, 1997. From July 1997 until May 2004, Mr. Galili served as Chairman of the Board of Directors and Chief Executive Officer of Trivnet Ltd., a software company. Prior to founding e-SIM, Mr. Galili worked at Elbit Ltd. and was involved in the development of the Lavi fighter plane project at Israel Aircraft Industries from 1985 to 1987. Mr. Galili received a B.Sc. in electronics and an M.B.A. from Tel Aviv University.

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

Kim Campbell joined our Board of Directors in 2001. Ms. Campbell served as Canada’s nineteenth Prime Minister, in 1993, and has held cabinet portfolios as Minister of Justice, Attorney General, Minister of National Defense and Veterans’ Affairs, and Minister of State for Indian Affairs and Northern Development. Ms. Campbell served as Consul General of Canada in Los Angeles from 1996 to 2000. She is Chair Emerita of the Council of Women World Leaders and President of the International Women's Forum. Ms Campbell is Secretary General of the Club of Madrid, an organization of former presidents and prime ministers who work to foster emerging democracies. She is also an Honorary Fellow at the Center for Public Leadership at the John F. Kennedy School of Government at Harvard University.

Ayelet Tal joined our Board of Directors in 2003. From February 2004 to April 2005, Ms. Tal served as Chief Financial Officer of mdMotion Ltd., a provider of medical informatics. From 1996 to 2002, Ms. Tal served as Vice President of Finance and Corporate Controller of Check Point Software Technologies Ltd., an Israeli security software company. From 1991 to 1996, Ms. Tal served as an audit manager at Deloitte Touche Israel. Ms. Tal holds a B.A. in Accounting and Economics from Bar-Ilan University and is an Israeli Certified Public Accountant.

Except for Messrs. M. Belzberg, Rotbart, S. Belzberg, Galili, Eldad and Yaffe, as of July 15, 2005, none of our directors or executive officers owned more than one percent of our outstanding ordinary shares. For information as to the share ownership of our directors and executive officers, see “- Share Ownership”.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any of the persons referred to above was selected as a director or member of our senior management.

(B) Compensation

The following table sets forth the aggregate compensation paid to, or accrued on behalf of, all our directors and officers as a group for the year ended January 31, 2005.

	Salaries, Directors’ Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (12 persons)(1)	$1,129,000	$155,000

(1) Includes a management fee payable to an affiliate of Samuel Belzberg.

Our directors who are not executive officers or external directors, namely Messrs. S. Belzberg, Galili and McDonald, currently do not receive cash compensation for their services on the board of directors or any of its committees. However, we granted five non-executive directors options to purchase ordinary shares. As of January 31, 2005, these directors held options to purchase an aggregate of 565,000 ordinary shares at exercise prices ranging from $0.02 to $0.70 per share. We may in the future grant additional options or other compensation to non-executive directors. All of the non-executive directors are entitled to be reimbursed for their expenses for each meeting of board of directors attended.

Pursuant to the Israeli Companies Law, annual compensation of the external directors is subject to regulations promulgated under the Companies Law. These regulations provide mandatory minimum and maximum rates of compensation for external directors, based on the company’s net worth. We have fixed the annual compensation for external directors at the minimum amount permitted by the Israeli regulations.

The following table sets forth certain information pertaining to all of our directors and officers, as a group, who held office at any time during the period indicated, concerning (i) options granted by us, (ii) options exercised, and (iii) options unexercised as of January 31, 2005:

February 1, 2004- January 31, 2005
Options granted
Number of ordinary shares	300,000
Weighted average exercise price per ordinary share	$0.52
Weighted average remaining exercise period	3.77 years

Unexercised options
Number or ordinary shares	3,406,430
Weighted average exercise price per ordinary share	$0.33
Weighted average remaining exercise period	4.75 years

(C) Board Practices

Appointment of Directors and Terms of Office

Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders’ meeting and hold office until the next annual general shareholders’ meeting, which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting. Until the next annual general shareholders’ meeting, shareholders may elect new directors to fill vacancies in, or increase the number of, members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment and may be re-elected. The appointment and terms of office of all our executive officers are determined by our board of directors, except that the appointment of the chairman of the board of directors, the chief executive officer and the president must also be approved by the shareholders. The terms of office of the directors must be approved, under the Companies Law, by the audit committee, the board of directors and the shareholders.

We are subject to the provisions of the Companies Law. The Minister of Justice has adopted regulations exempting companies, like us, whose shares are traded outside of Israel from some provisions of the Companies Law.

None of our directors has the right to receive any benefit upon termination of his or her office. None of our directors has a service contract with us. For information regarding the arrangements pursuant to which Marc Belzberg provides services to us on behalf of Yozma Hofsheet Ltd., see “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Interests of Management in Certain Transactions.”

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. As a result of a recent amendment of the Companies Law, upon promulgation of regulations under the Companies Law setting out the conditions and criteria for a director having “accounting and financial expertise” and “professional qualifications”, external directors must either qualify as an “accounting and financial expert” or possess the requisite “professional qualifications.” At least one of a company’s external directors must qualify as an “accounting and financial expert.” Furthermore, within 90 days of promulgation of the foregoing regulations, the board of directors must determine whether any other members of the board of directors have such expertise. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder (other than as a director who has been appointed as an external director of a company intending to consummate its initial public offer).

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities or may otherwise interfere with the person’s ability to serve as an external director. Employees of the Israel Securities Authority or any Israeli stock exchange may also not serve as external directors. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted on the matter, including at least one-third of the shares of non-controlling shareholders voted on the matter, are in favor of the election; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then if they cease to meet the statutory qualifications for their appointment or violate their duty of loyalty to the company. In addition, courts can remove external directors if they can no longer routinely fulfill their duties or, in the case of publicly traded companies, if the external directors are convicted of certain crimes outside of Israel. Each committee of our board of directors is required to include at least one external director and our audit committee is required to include both external directors. If at the time of the appointment of an external director all members of the board of directors are of one gender, the appointed external director must be of the other gender. Ms. Campbell was first appointed to serve as one of our external directors in 2001 and reappointed for a further three-year term in 2004. Ms. Tal was appointed as our second external director in 2003.

Audit Committee

Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors; and

•	the controlling shareholder or his or her relative and any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to identify and examine deficiencies in the business management of the company in consultation with the internal auditor and the company’s independent accountants and to suggest appropriate courses of action. In addition, the approval of the audit committee is required to effect certain specified actions and transactions with office holders and interested parties. The audit committee is responsible for supervising the activities of the internal auditor.

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

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the audit committee is responsible for the appointment, compensation, retention and oversight of the work of a company’s independent auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the company and compensation of external auditors must be approved by either shareholders or the board of directors. Pursuant to Israeli law, our articles of association determine that the compensation of the external auditors must be approved by our board of directors. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the audit committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the audit committee and recommended to and approved by the board of directors.

In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

•
Assisting the board of directors in monitoring our financial statements, the effectiveness of our internal controls and establishing procedures for handling complaints regarding our accounting practices;

•	Engaging outside advisors;

•
Reviewing and discussing with management and the independent auditors the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the Commission, any stock exchange or the public;

•
Reviewing and discussing with management and the independent auditors the company’s annual audited financial statements prior to any required submission to shareholders, the Commission, any stock exchange or the public;

•	Recommending to the board of directors, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

•	Reviewing and discussing with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

•
Reviewing disclosures made to the audit committee by the company’s chief executive officer and chief financial officer during their certification process for the company’s annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the company’s internal controls; and

•	Reviewing and approving all related-party transactions.

Our board of directors has established an audit committee, which currently consists of Ms. Campbell, Ms. Tal and Mr. Galili. Our board of directors has determined that Ms. Tal is an “audit committee financial expert” as defined by applicable SEC rules. See “Item 16A. Audit Committee Financial Expert.”

The composition of our audit committee satisfies the requirements of the Companies Law and applicable SEC rules.

Compensation Committee

Our Compensation Committee reviews and, when required, approves policies under which compensation is awarded to certain of our executive officers and directors. The members of our Compensation Committee are Messrs. Samuel Belzberg and Galili and Ms. Tal.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Daniel Shapira, Certified Public Accountant (Israel), currently serves as our Internal Auditor.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•	any other important information pertaining to the previous actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from usurping any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors’ compensation arrangements also require audit committee approval before board approval and shareholder approval. Pursuant to regulations promulgated under the Companies Law in 2002, directors’ compensation arrangements no longer require shareholder approval if the audit committee and board of directors determine that these compensation arrangements are solely for the benefit of the company.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relatives. The office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	other than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest cannot be approved.

If a transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority or the members of the board of directors or the audit committee have a personal interest in the matter, in which case it must also be approved by the shareholders.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including private placement agreements and the terms of compensation of a controlling shareholder who is an office holder or of his or her relatives, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Shareholder approval must meet either of the following criteria:

•
the majority of shares voted at the meeting on the matter, including at least one third of the shares of disinterested shareholders voting on the matter, in person, by proxy or by written ballot, excluding abstentions, approve the transaction; or

•	the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7. Major Shareholders and Related Party Transactions.”

The Companies Law requires that every shareholder who participates, either by proxy or in person, in a vote regarding a transaction with a controlling shareholder, indicate whether or not that shareholder has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder’s vote.

However, under the Companies Regulations (Relief with respect to Related Party Transactions), 5760-2000, and subsequent amendments thereto, promulgated pursuant to the Companies Law, each of the following transactions between a company and its controlling shareholder(s) do not require shareholder approval:

•
an extension of the term of an existing related party transaction, provided that the original transaction was duly approved in accordance with the applicable provisions of the Companies Law or the Israeli Securities Law and regulations under these laws;

•	a transaction that has been approved by the audit committee and the board of directors as being solely for the benefit of the company;

•
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

•
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

•
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

Pursuant to these regulations, compensation arrangements between a publicly held company and its controlling shareholder(s) serving as director(s) do not require shareholder approval if the following conditions are met:

•	the compensation arrangements are approved by the audit committee and the board of directors as being solely for the benefit of the company;

•	the compensation arrangements do not commit the company to more than an aggregate of NIS 21,691 in expenditures and provided such arrangements are limited to no more than two years; and

•
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

Shareholder Duties

Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	an interested party transaction that require shareholder approval.

The Companies Law provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that he or she possesses power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. The Companies Law does not prescribe the substance of this duty (except by providing that the remedies generally available upon a breach of contract will be available also in the event of a breach of the duty to act with fairness) and such substance has not yet been adjudicated by Israeli courts. A breach of the above duty of fairness will be considered as a breach of the fiduciary duty of an office holder, as described above.

Exemption, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (other than with respect to a breach of duty of care regarding the distribution of a dividend or redemption of the company's securities).

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person concerning an act performed by him or her in his or her capacity as an office holder; or

•	any other incident for which it is or shall be permitted to insure the liability of an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

•
a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his or her capacity as an office holder;

•
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

•	any other obligation or expense for which it is or shall be permitted to indemnify a director or an officer.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, office holders must be approved by the audit committee, the board of directors and, in specified circumstances, by the shareholders.

The Companies Law provides that a company may exempt an office holder prospectively from liability, in whole or in part, for damage resulting from a breach of his or her duty of care towards the company, if its articles of association so provide, unless the breach was in the course of distribution. On July 13, 2001, our shareholders approved new articles of association enabling us to provide our office holders with prospective indemnification in accordance with the Companies Law.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, except if it was done negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder as a result of a criminal offense.

Under the Companies Law, the shareholders of a company may include in its articles of association either of the following provisions:

•
a provision authorizing the company to grant in advance an undertaking to indemnify an office holder for monetary liability provided that the undertaking is limited to types of events which the board of directors deems to be foreseeable and limited to an amount determined by the board of directors to be reasonable under the circumstances and for reasonable legal expenses under certain specified conditions; and

•	a provision authorizing the company to retroactively indemnify an office holder.

Our articles of association include provisions allowing for indemnification of our office holders in accordance with the provisions of the Companies Law.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Our shareholders have approved an indemnification of our directors to the maximum extent permitted by the Companies Law and exculpation of the directors from all liability for damage resulting from any director’s breach of care towards us, pursuant to the provisions of the articles of association. We have acquired directors’ and officers’ liability insurance covering the officers and directors of the Company for certain claims.

Alternate Directors

The Companies Law allows for the appointment of alternate directors if the company’s articles so provide. Our articles of association include provisions for the appointment of alternate directors, subject to certain provisions of the Companies Law. Alternate directors appointed by our directors may not already be directors and may serve in such capacity on behalf of only one director at a time. Although alternate directors have all the rights and obligations of the appointing directors, they may not in turn appoint alternates for themselves, nor do they have standing at any meeting of the board of directors or committee thereof while the appointing director is present. Without derogating from the relevant provisions of the Companies Law, alternate directors are solely responsible for their own acts and defaults, and are not deemed agents of their appointing directors. None of our directors have appointed alternate directors.

(D) Employees

As of January 31, 2005, we had 70 employees worldwide, of whom 17 were employed in technical support and shipping, 35 in research and development, 9 in sales and marketing and 9 in corporate management, finance and general administration. Of these employees, 67 were employed in Israel, 1 in the U.S., 1 in Europe and 1 in Japan. As of July 15, 2005, we had 65 employees worldwide. In the course of 2004, we stopped referring any new work to the Bangalore facility.

As of January 31, 2004, we had 57 employees worldwide, of whom 15 were employed in technical support and shipping, 22 in research and development, 4 in simulation development, 9 in sales and marketing and 7 in corporate management, finance and general administration. Of these employees, 52 were employed in Israel, 3 in the U.S., 1 in Europe and 1 in Japan. In addition, until December 2003, our Indian sub-contractor employed approximately 25 employees who were engaged solely in producing simulations for us. However, the arrangement has been changed and any work for us in India is done on a per-project basis and, accordingly, no employees of the sub-contractor are dedicated solely to us.

As of January 31, 2003, we had 54 employees worldwide, of whom 13 were employed in technical support and shipping, 18 in research and development, 6 in simulation development, 10 in sales and marketing and 7 in corporate management, finance and general administration. Of these employees, 42 were employed in Israel, 4 in the U.S., 3 in Europe and 5 in Japan. In addition to our employees, our Indian sub-contractor employed, as of June 30, 2003, approximately 27 employees who were engaged solely in producing simulations for us.

Our employees are not party to any collective bargaining agreement. We are, however, subject to certain labor-related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day, minimum daily wages for professional workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual vacation, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum.

We have written employment agreements, which include non-competition and confidentiality provisions, with all our key employees. The employment agreements with each of the executive officers require the employee to dedicate his or her full working time to his or her duties at our company and provide for an indefinite term of employment that continues until terminated by either us or the employee, subject to applicable notice periods. The agreements specify the employee’s compensation package, which typically consist of a base salary (which for Israeli employees is linked to changes in the Israeli Consumer Price Index, or CPI), certain life and disability insurance benefits and pension plan benefits, participation in a professional advancement fund and the use of a company car. Officers are eligible to receive a bonus and stock options from us based upon certain criteria and limits established by us.

Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer without due cause and, under certain circumstances, upon voluntary termination by the employee. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. However, as of January 31, 2005, we had accrued a liability on our books in the amount of $1,389,000 in respect of severance pay obligations that is partly funded through insurance policies in the amount of $943,000. See note 2m to our consolidated financial statements, included elsewhere in this annual report. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34% (including national health tax). The majority of our permanent Israeli employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.33% to 15.83% of base wages (depending on the employee) to such plans and permanent employees contribute 5% of base wages. We consider our relationship with our employees to be good and have never experienced a material labor dispute, strike or work stoppage.

(E) Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares by our directors and officers as of July 15, 2005. The voting rights of our officers and directors do not differ from the voting rights of other holders of ordinary shares.

Names	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)(3)

Marc Belzberg (4)	15,636,916	49.9%
Yaron Eldad	328,491	1.3%
Fredrick Rotbart	613,540	2.4%
Avi Hitelman	*	*
Reuven Kleinman	*	*
Nir Gazit	*	*
Uri Yaffe	253,054	1%
Samuel Belzberg (5)	2,918,566	11.4%
Amir Galili	1,052,515	4.1%
John McDonald	*	*
Kim Campbell	*	*
Ayelet Tal	*	*

* Less than one percent of our outstanding ordinary shares.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 15, 2005.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 15, 2005, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)	The percentages shown are based on 25,420,452 ordinary shares issued and outstanding as of July 15, 2005.

(4)
Marc Belzberg’s beneficial interest is held directly and through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Mr. Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 ordinary shares and warrants currently exercisable to purchase 5,555,556 ordinary shares. Mr. Belzberg directly holds 1,000,000 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares. Mr. Belzberg has also been issued, in his capacity as one of our directors, options to purchase 91,000 of our ordinary shares exercisable within 60 days of July 15, 2005.

(5)
Includes 116,000 ordinary shares underlying currently exercisable options. Except for such options, Samuel Belzberg’s beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

As a group, officers and directors hold options to purchase an aggregate of 3,406,430 ordinary shares at exercise prices ranging from $0.02 to $0.70 per share. The weighted average exercise price of these options is $0.33 per share and their expiration date range from June 2005 to November 2014.

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

In September 2002, following the decline of the price of our ordinary shares on the OTCBB, our board of directors resolved to reprice 1,071,328 options previously granted to our employees with exercise prices ranging from $0.14 to $22.50 per ordinary share to the nominal value of the shares, NIS 0.10. Of the resulting compensation expenses of $126,000, $63,000 was recognized in the year ended January 31, 2003, $42,000 was recognized in the year ended January 31, 2004 and $18,000 was recognized in the year ended January 31, 2005. In September 2003, following the further decline of the price of our ordinary shares on the OTCBB, our shareholders resolved, based on the recommendation of the board of directors and the audit committee, to reprice 190,000 options previously granted to our directors with exercise prices ranging from $0.14 to $6.50 per ordinary share to $0.02 per ordinary share. In respect of this repricing, we incurred a compensation expense of $45,600. For further information, see note 10d to our consolidated financial statements. The discussion of our Option Plans below includes the prices of our share options following the repricing.

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

The 1999 Option Plan authorizes the issuance of options to purchase an aggregate of 2,113,366 ordinary shares, of which options to acquire 1,284,973 ordinary shares are currently outstanding and have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $1.33 per share.

The 2003 Option Plan authorizes the issuance of options to purchase an aggregate of 8,000,000 ordinary shares, of which options to acquire 2,078,037 ordinary shares are currently outstanding and have been granted to officers, directors and employees at an exercise price of $0.55.

Upon the occurrence of any ordinary share split, reverse ordinary share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees’ rights.

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

Amendment and Termination of the Option Plans. We may, at any time, in our sole and absolute discretion, suspend or terminate the Option Plans or revise or amend them in any respect; provided, however, that no amendment, construction, interpretation or other determination by us under the Option Plans, or any other action or inaction us of any kind, shall adversely affect an optionee’s rights under any outstanding option without the consent of that optionee.

Item 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of July 15, 2005, for each person known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)(3)

Marc Belzberg (4)	15,636,916	49.9%
Samuel Belzberg (5)	2,918,566	11.4%
Solomon Spira (6)	14,334,127	46.3%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 15, 2005.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 15, 2005, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)	The percentages shown are based on 25,420,452 ordinary shares issued and outstanding as of July 15, 2005.

(4)
Marc Belzberg’s beneficial interest is held directly and through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 ordinary shares and warrants currently exercisable to purchase 5,555,556 ordinary shares. Mr. Belzberg directly holds 1,000,000 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares. Mr. Belzberg has also been issued, in his capacity as one of our directors, options to purchase 91,000 of our ordinary shares exercisable within 60 days of July 15, 2005.

(5)
Includes 116,000 ordinary shares underlying currently exercisable options. Except for such options, Samuel Belzberg’s beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

(6)
Solomon Spira is the father-in-law of Marc Belzberg. Mr. Spira directly holds 38,241 ordinary shares. His remaining interest is held through Smithfield, of which he is a controlling shareholder, as described in note (4) above.

As of July 15, 2005, we had approximately 41 shareholders of record with a United States address. As of July 15, 2005, these United States record holders held approximately 12,319,977 ordinary shares, representing approximately 48.5% of our then outstanding share capital.

As of July 15, 2005, members of the Belzberg family, including Marc Belzberg, his father Samuel Belzberg, his sister Lisa Belzberg and his father-in-law Solomon Spira, held approximately 52.44% of our outstanding shares.

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

(B) Related Party Transactions

Investments and Loans by Related Parties

In May and April 2005, we received loans from Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, in the aggregate amount of $810,538, referred to as the Loan.

Negotiations are currently being held between our company and Mr. Belzberg as to the terms of the Loan, but they have not been concluded as of the date of this annual report. Because Mr. Belzberg is a “related party” according to the Companies Law, once negotiations are concluded, the terms of the Loan will be brought to our audit committee, board of directors and, if necessary, our shareholders for approval. Shareholder approval of the terms of the Loan, if required, must include the holders of a majority of the shares present at the meeting and voted on the matter, including at least one-third of the shares held by shareholders present at the meeting and voting on the Loan who are not related parties, unless our shareholders who are not related parties and who vote against approval of the Loan do not represent more than one percent of our total outstanding voting rights. If negotiations are unsuccessful or our audit committee, board of directors or shareholders do not approve the Loan, we will have to return the Loan immediately.

In May and June 2004, we entered into an equity investment agreement with Marc Belzberg, his sister, Lisa Belzberg, Gibralt, a party controlled by Samuel Belzberg, who is a director of our company and the father of Marc Belzberg, and certain other investors who are not related parties, pursuant to which they purchased an aggregate of 4,975,000 of our ordinary shares for $2,487,500, or $0.50 per share. These investors also received warrants to purchase 1,243,750 of our ordinary shares at $0.75 per share. Each of the warrants is immediately exercisable in full and has a five-year term.

Because Marc Belzberg, Gibralt and Lisa Belzberg are considered related parties under the Israeli Companies Law, the transaction was brought before, and approved by, our audit committee, board of directors and shareholders.

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

Interests of Management in Certain Transactions

In 1993, we entered into an agreement, pursuant to which Yozma Hofsheet Ltd., referred to as Yozma, an Israeli company beneficially owned by Samuel Belzberg, currently provides us with management and consulting services for a fee which was initially $10,750 per month, increased by 12% per year. Currently, we are obliged to pay Yozma $41,882 per month, which sum is presently being accrued. These services have been provided by Marc Belzberg on behalf of Yozma, or a predecessor company. Under this agreement, we accrued services fees of $350,000, $392,000 and $438,000 in 2002, 2003 and 2004, respectively. Yozma waived its fees for the quarters ended October 31, 2000 and April 30, 2001. At the shareholders meeting held on November 10, 2004, our shareholders approved the termination of this agreement and the entering by the company into an agreement directly with Marc Belzberg, pursuant to which Mr. Belzberg will provide to the company the same services provided under the terminated agreement. The termination of the current agreement and execution of the new agreement have not yet been consummated. Pursuant to agreements entered into with banks who provided us with loans to extend the scheduled maturity of the loans and to make certain other changes to the terms, until at least one half of the outstanding principal of the loans has been repaid, we have agreed not to pay management fees to Yozma. Yozma has agreed to these terms. For information relating to the issuance of options to certain of our directors and officers, see “Item 6. Directors, Senior Management and Employees - Share Ownership - Option Plans.”

(C) Interests of Experts and Counsel

Not applicable.

Item 8

FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Export Sales

Export sales constitute a significant portion of our sales. In 2004, export sales were approximately $4.7 million constituting 90.9% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 4(B)—Information on the Company—Business Overview—Sales and Marketing.”

Legal Proceedings

In 2002, we terminated a license agreement with Simulis, Inc., which granted Simulis certain exclusive and non-exclusive rights to market our Rapid CBT software. Simulis disputed the validity of the termination. We later agreed with Simulis on certain terms resolving the dispute, subject to certain conditions that we believe have been met, but a definitive agreement resolving this matter was not executed. In addition, we did not receive certain payments that we believe are due from Simulis, both pursuant to the original license agreement and to the amended terms agreed to with Simulis, and our ability to collect such amounts from Simulis is currently unclear. We believe that Simulis has materially breached these agreements and after Simulis failed to remedy despite notice, we have terminated our agreement with Simulis. We cannot assure you that Simulis will not dispute our right to terminate or seek other remedy arising therefrom.

In July 2002, we received a claim from Gaio, Inc., one of our principal competitors in Japan, alleging that certain features of our then newly released RapidPLUS Express breach Gaio’s copyright and demanding that we cease marketing this product in a version which allegedly breaches its proprietary rights. We believe the claim to be without merit, have advised Gaio accordingly and have continued to market the allegedly infringing software. The last communication we received from Gaio was on January 28, 2003 and they did not respond to our letter to them from March 6, 2003. We cannot predict at this time whether Gaio will press its claims, but if it does so, we intend to defend our position vigorously.

We are currently involved in a dispute with our former landlord at Kiryat Mada Street, Jerusalem, the Har Hotzvim Property Company Ltd., which is demanding lease and lease related payments for a certain period prior to our vacating the premises. We have paid the landlord a certain amount we believe is owed. In March 2004, the landlord filed a civil action against us in Israel, claiming approximately $40,000 as damages resulting from the alleged breach of contract, lease payments and interest. We have filed a defense in which we deny the former landlord’s claims and we are currently in the summation stage of hearings. We cannot predict at this time the outcome of these court proceedings.

In January 2005, we reached a settlement with the Manufacturers Association of Israel regarding a claim that we owed them certain profession fees. Pursuant to this settlement, we paid the Manufacturers Association of Israel certain membership fees in a sum in NIS equivalent to approximately $2,800, without admitting any of the claims alleged.

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

(B) Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since January 31, 2005.

Item 9

THE OFFER AND LISTING

(A) Offer and Listing Details

In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, on the OTCBB. The following table lists the highest and lowest closing prices, in dollars, of our ordinary shares for the years indicated as reported by the American Stock Exchange, the NASDAQ National Market or the OTCBB (as applicable) for the period during which our ordinary shares were so traded for each financial year indicated below:

Year	High	Low
2000	$38.0000	$2.1250
2001	$3.0500	$0.1800
2002	$0.6500	$0.0700
2003	$1.4900	$0.1100
2004	$1.0400	$0.3100

The following tables list the high and low closing prices, in dollars, of our ordinary shares as reported by the NASDAQ National Market or the OTCBB (as applicable) for each financial quarter of the periods indicated below:

2003	High	Low

First Quarter	$0.2300	$0.1100
Second Quarter	$0.3600	$0.1500
Third Quarter	$0.6800	$0.2300
Fourth Quarter	$1.4900	$0.5000

2004	High	Low

First Quarter	$1.0400	$0.6500
Second Quarter	$0.7300	$0.3200
Third Quarter	$0.4500	$0.3400
Fourth Quarter	$0.5800	$0.3100

2005	High	Low
First Quarter	$0.4500	$0.1900
Second Quarter (through July 15, 2005)	$0.3100	$0.2100

The following table lists the high and low closing prices, in dollars, of our ordinary shares as reported by the OTCBB for the six most recent months:

2005	High	Low

January 2005	$0.4300	$0.3300
February 2005	$0.4500	$0.3200
March 2005	$0.4100	$0.2300
April 2005	$0.2700	$0.1900
May 2005	$0.3100	$0.2500
June 2005	$0.3000	$0.2100
July 2005 (through July 15, 2005)	$0.2800	$0.2200

(B) Plan of Distribution

Not applicable.

(C) Markets

On July 7, 1998, we completed our initial public offering, at which time our ordinary shares began trading on the American Stock Exchange, under the symbol EMU. In June 1999, we changed our name from Emultek Ltd. to e-SIM Ltd., and our symbol changed to EIM. In March 2000, we changed our listing to the NASDAQ National Market under the symbol ESIM. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares is currently conducted in the over-the-counter market, on the OTCBB. Our shares were not traded publicly prior to our initial public offering.

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

Directors

The Companies Law restricts a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. A director who has an interest in a given matter may not participate in a vote on the matter if the proposal, arrangement or contract at hand constitutes a transaction that is not in the ordinary course of the company’s business, is not at market conditions or may materially affect the company’s profitability, property or commitments, unless a majority of the company’s directors are materially interested in said proposal, arrangement or contract. In the latter case, while directors may participate in the vote, the proposal, arrangement or contract must also be approved at a general meeting of shareholders. We are subject to these provisions of the Companies Law.

Pursuant to the Companies Law, decisions relating to the compensation of the directors themselves must receive the approval of our audit committee prior to the approval of our board of directors, and must subsequently be approved by the general meeting of shareholders. We have incorporated these provisions of the Companies Law into our articles of association and require the approval of the general meeting of shareholders for resolutions concerning remuneration of our directors.

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

General Meetings

Pursuant to the provisions of the Companies Law, a general meeting of shareholders must be convened annually, no more than 15 months after the previous one, and at such place as may be determined by the board of directors. The board of directors may also convene an extraordinary general meeting whenever it sees fit, at such time and place, within or without the State of Israel, as it may determin. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding an aggregate of at least 5% of the company’s outstanding shares and at least 1% of the voting rights in the company or at least 5% of the voting rights in the company. Prior to any general meeting of shareholders, notice will be given in accordance with the relevant provisions of the Companies Law and the Israeli Foreign Traded Companies Regulations.

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

Pursuant to our articles of association, at any general meeting of our shareholders, whether annual or special, resolutions will pass by a simple majority, including resolutions to further amend our articles of association but excluding approval of certain transactions, actions and arrangements for which the Companies Law requires different voting arrangements. See “Item 6. Directors, Senior Management and Employees-Board Practices-Approval of Specified Related Party Transactions Under Israeli Law” for a discussion of these special rules.

Limitations on Rights to Own Securities

Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Affecting a Potential Change of Control

The Companies Law allows for corporate mergers, so long as the merger is approved both by the board of directors and by the general meeting of shareholders of each company that is a party to the proposed merger, subject to certain narrow exceptions that do not require shareholder approval. General meeting approval of mergers must be by a vote of the majority of the company’s shares participating in the vote on the proposed merger and not including abstentions. Shares held by the other party to the merger or by a shareholder who also holds at least 25% of such party are excluded from voting on a proposed merger. Notwithstanding the foregoing, a merger is not subject to the approval of the target company’s shareholders if the target company is a wholly-owned subsidiary of the acquiring company. Approval of the merger by an acquiring company’s shareholders is not required if all of the following conditions are met: (i) consummation of the merger does not require the amendment of the acquiring company’s memorandum or articles of association; (ii) the acquiring company will not issue within the framework of the acquisition more than 20% of its voting rights and no person will become, as a result of the merger, a controlling shareholder of the acquiring company; and (iii) the shareholding of the acquiring and target companies is such that no special majority is required under other provisions of the rules concerning mergers.

Pursuant to the Companies Law, a merger does not require court approval, other than in specified situations. However, the creditors of either party to a proposed merger may petition the courts to delay or prevent a merger if there is a reasonable concern that that the surviving company will be unable to meet the obligations of either party to the merger to their creditors.

Mergers may be completed only after at least 30 days have passed from the date of the shareholders’ approval by each of the parties to the merger and at least 50 days have passed from the time that a request for the approval of a merger has been filed with the Israeli Registrar of Companies, which may only be filed once a shareholder meeting has been called to approve the merger.

The Companies Law requires that acquisitions of public companies on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold at least 25% of the target company’s shares, and there is no other shareholder holding at least 25% of the share in the company. Similarly, if there is no shareholder who holds more than 45% of the target company’s shares, an acquisition that would result in the purchaser holding more than 45% of the company’s shares, must also be conducted via a tender offer. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer.

If, following an acquisition of shares, the purchaser would become the holder of more than 90% of the company’s shares, the acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, if a tender offer fails to acquire 95% of the target company, the purchaser may not acquire tendered shares that would raise the purchaser’s holding in the company above 90%.

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

(C) Material Contracts

For a summary of our material contracts see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources,” and “Item 7. Major Shareholders - Related Party Transactions.”

(D) Exchange Controls

The State of Israel’s extensive controls on foreign currency, such as the Currency Control Law of 1978, were lifted, in large part, in May 1998. There currently are no Israeli currency control restrictions on payments of dividends on ordinary shares or the proceeds from the sale of ordinary shares. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

(E) Taxation

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders and government programs from which we benefit. The following also contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (referred to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a Treaty U.S. Resident) will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Material United States Federal Income Tax Considerations

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder’s particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of our ordinary shares to shareholders who own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-United States tax laws. Further, this summary generally considers only a U.S. Holder that will own our ordinary shares as capital assets (generally, assets held for investment). Each prospective investor should consult its tax advisor with respect to the specific United States federal, state and local tax consequences of purchasing, holding or disposing of our ordinary shares.

Taxation of Ordinary Shares

For purposes of this discussion, a "U.S. Holder" means any beneficial owner of our ordinary shares who, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or partnership (or other entity or arrangement treated as a corporation or partnership) organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of source; or (iv) a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or a trust that was in existence on August 10, 1996 and validly elected to continue to be treated as a domestic trust. A “Non-U.S. Holder” is any beneficial owner other than a U.S. Holder. If a partnership or any other entity or arrangement treated as a partnership holds our ordinary shares, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your tax advisor.

Distributions. We have never paid cash distributions and we currently do not intend to pay cash distributions in the foreseeable future. If we do make any such distributions, the gross amount of such distributions (before reduction for any Israeli withholding tax) will be included in the gross income of U.S. Holders to the extent of our earnings and profits, as calculated under United States federal income tax principles. Such dividends will not qualify for the dividends received deduction available in certain circumstances to corporate holders. Subject to the PFIC discussion below, to the extent that any such distribution exceeds our earnings and profits, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. For United States federal income tax purposes, the amount of any dividend that we pay in NIS to a U.S. Holder will equal the U.S. dollar value of such NIS at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the NIS are actually converted into U.S. dollars at that time. A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Credit for Israeli Taxes Withheld. Any dividends that we pay to a U.S. Holder with respect to our ordinary shares generally will be treated for United States federal income tax purposes as foreign-source income. Subject to certain conditions and limitations, any Israeli taxes withheld or paid with respect to dividends on our ordinary shares generally will be eligible for credit against the U.S. Holder’s United States federal income tax liability. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of foreign-source income cannot exceed the United States federal income taxes otherwise payable with respect to such classes of income. Subject to the particular circumstances of a U.S. Holder, any dividends with respect to our ordinary shares generally will be classified as "passive income” for foreign tax credit purposes.

Alternatively, a U.S. Holder may elect to claim a United States tax deduction for any such Israeli tax, but only for a tax year in which the U.S. Holder elects to do so with respect to all foreign income tax as paid. In addition, a non-corporate U.S. Holder cannot elect to deduct Israeli taxes if such U.S. Holder does not itemize deductions.

Dispositions. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be United States-source income or loss for purposes of the United States federal foreign tax credit limitation. However, a U.S. Holder who is also a resident of the United States under the tax treaty between the United States and Israel and who sells our ordinary shares in Israel may elect to treat gain from the sale or other disposition of our ordinary shares as foreign-source income for purposes of the United States federal foreign tax credit limitation. Under current law, it is uncertain whether a similar election may be made to treat losses from the sale or other dispositions of our ordinary shares as a foreign source for purposes of such tax credit limitation.

U.S. Holders should consult their tax advisors regarding the application of the United States federal foreign tax credit limitation to gain or loss recognized on the disposition of our ordinary shares and the treatment of any foreign currency gain or loss on any NIS received in respect of the sale or other disposition of our ordinary shares.

Passive Foreign Investment Company Status

Generally a Non-United States corporation is treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we were not a PFIC for the taxable year ending January 31, 2005. However, if our stock does not continue to be traded on the OTCBB we may become a PFIC. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own shares unless you make certain elections. We do not anticipate becoming a PFIC, but, because the market price for our ordinary shares and the amount of cash we hold are likely to fluctuate, we have no assurance that we will not be considered a PFIC at any taxable year.

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

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (each as described below):

•	gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, our ordinary shares would be taxable as ordinary income;

•	the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such ordinary shares;

•
the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, and an interest charge would be imposed with respect to the resulting tax liability;

•	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our ordinary shares; and

•
any U.S. Holder who acquired our ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above described consequences to apply for all future years to U.S. Holders who held shares in the corporation at any time during a year when the corporation was a PFIC and who did not timely make a QEF election or mark-to-market election (each as described below) with respect to such shares with their United States federal income tax return for the first tax year in which such U.S. Holder owned the shares and the corporation was a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders who realize gain on their disposition of shares in the PFIC.

In the event that we were deemed to be a PFIC for any taxable year, if a U.S. Holder made a timely and valid QEF election with respect to our ordinary shares:

•
the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our (i) ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under United States federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

•	the U.S. Holder would not be required to include any amount in income for any taxable year during which we do not have ordinary earnings or net capital gain; and

•	the U.S. Holder would not be required to include any amount in income for any taxable year for which we are not a PFIC.

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. It should be noted that U.S. Holders may not make a QEF election with respect to an option to acquire ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

In the event that we were deemed to be a PFIC for any taxable year and a U.S. Holder failed to make a QEF election for the first taxable year that we were a PFIC and such U.S. Holder owned our ordinary shares, the U.S. Holder could obtain treatment similar to that afforded a shareholder who has made a timely QEF election by making a QEF election and a deemed sale election or “purging election” for the same taxable year. If a purging election is made, the U.S. Holder will be treated if it had sold our ordinary shares for their fair market value on the last day of the taxable year and will recognize gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions described above. Thereafter, the U.S. Holder's interest will be treated as an interest in a qualified electing fund.

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election will not be subject to the ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. A mark-to-market election is irrevocable (except to the extent that our ordinary shares are no longer marketable or the IRS consents to a revocation of the election) and continues to apply even if the PFIC loses its status as such.

U.S. Holders of our ordinary shares should consult their tax advisors about the PFIC rules, including the possibility, and advisability of, and the procedure and timing for making a QEF or mark-to-market election in connection with their holding of ordinary shares, including options to acquire our ordinary shares.

Tax Consequences for Non-U.S. Holders of Our Ordinary Shares

Subject to the discussion below with respect to the United States backup withholding tax, a Non-U.S. Holder (i.e., any person other than a U.S. Holder) generally will not be subject to United States federal income tax on dividends from us, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the Non-U.S. Holder of a United States trade or business, and in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual Non-U.S. Holder, such individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and meets certain other conditions.

Information Reporting and Backup Withholding

Under the Code, under certain circumstances, United States tax information reporting and "backup withholding" of United States federal income tax on dividends on, and the proceeds of dispositions of, our ordinary shares may apply to both U.S. Holders and Non-U.S. Holders. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9, and a non-U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s or the non-U.S. Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

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

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect. On July 25, 2005, the Israeli Parliament approved certain amendments to the Tax Reform. However, as of the date hereof such amendments have not been formally published and therefore such amendments are not reflected in this report. Among the key provisions of the Tax Reform legislation are (i) changes that may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure, whereby an Israeli individual or company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to such investor of the purchase, ownership or sale of an ordinary share, including the effect of applicable state, local, foreign or other tax laws and possible changes in tax laws.

General Corporate Tax Structure

The regular rate of corporate tax, which Israeli companies were subject to in 2004, was 35% (such tax rate reduced for 2005 to 34% and scheduled to be reduced to 32% in 2006 and 30% in 2007). However, the effective rate of tax payable by a company, such as ours, which derives income from an “Approved Enterprise”, as further discussed below, may be considerably lower. See “- Law for the Encouragement of Capital Investments, 1959.”

Our effective tax rate was 0% through January 31, 2005. The expiration of the benefit period under one of our Approved Enterprise programs may have a material adverse effect on our effective tax rate beginning in the tenth year after we have taxable profits. The continuation of this tax rate is dependent upon the receipt of certain approvals from the Israeli Investment Center, a statutory body made up of representatives of various Israeli Government ministries, referred to as the Investment Center. See “-Law for the Encouragement of Capital Investments, 1959.”

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, referred to as the Industry Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its gross income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an “Industrial Enterprise” it owns. An “Industrial Enterprise” is defined for purposes of the Industry Law as an enterprise the majority activity of which, in a given tax year, is industrial manufacturing.

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

The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an Industrial Enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

Moreover, Industrial Enterprises that are also Approved Enterprises, as discussed below, can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

In addition, Industrial Enterprises may (i) amortize the cost of purchased know-how and patents over an eight-year period for tax purposes, (ii) elect to file consolidated tax returns with additional related Israeli Industrial Enterprises and (iii) deduct expenses related to public offerings in equal amounts over three-years.

Eligibility for benefits under the Industry Law is not contingent upon the approval of any government agency. There can be no assurance that we will continue to so qualify, or will be able to avail ourselves of any benefits under the Industry Law in the future.

Law for the Encouragement of Capital Investments, 1959

General

Our production facilities have been granted “Approved Enterprise” status pursuant to the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status. The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, referred to as the Investment Center, within the funding limits set by the Israeli Government budget, be granted the status of an “Approved Enterprise” if such project may promote the objectives of the Investment Law and it is desirable to encourage the implementation of the project by the grant of the approval.

The Investment Law provides that capital investments in production facilities (or other eligible facilities) may, upon application to the Investment Center, be designated as an Approved Enterprise. Each instrument of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If, as in our case, (a) only a part of a company’s taxable income is derived from an Approved Enterprise or (b) a company owns more than one Approved Enterprise, our resulting effective corporate tax rate represents the weighted combination of the various applicable rates. A “Mixed Enterprise” (i.e., a company that operates under more than one approval or that has capital investments which are only partly approved) generally may not distribute a dividend that is attributable only to the Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits, defined below, any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate represents the weighted combination of the various applicable tax rates. A company may elect to attribute dividends distributed by it only to income not subject to the Alternative Benefits.

Tax Benefits

Income derived from an Approved Enterprise is subject to corporate tax at the reduced rate of 25% (or lower in the case of a qualified “Foreign Investor’s Company,” referred to as a FIC, that is at least 25% owned by non-Israeli residents, as described below). The benefit period is until the earlier of (a) seven or ten, in the case of an FIC, consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (b) 12 years from the year of commencement of production or (c) 14 years from the year of approval of the Approved Enterprise status. Such a company will be eligible for an extension of the period of tax benefits for its Approved Enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%. A Mixed Enterprise may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise that was approved after April 1, 1986, may elect to forego the entitlement to grants and to certain tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits (“Alternative Benefits”). Under the Alternative Benefits, undistributed income from the Approved Enterprise is fully tax-exempt (a “tax exemption”) from corporate tax for a defined period. The period of tax exemption under the Alternative Benefits program ranges between two and ten years, depending principally upon the geographic location within Israel of the Approved Enterprise and the type of Approved Enterprise. On expiration of the tax exemption, the Approved Enterprise is eligible for the beneficial tax rate (25% or lower in the case of a qualified FIC) for the remainder of the applicable period of benefits, as described above.

For Companies with Approved Enterprises in which the percentage of share capital held by foreign shareholders exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the seven years mentioned above.

The corporate tax rate applicable to income earned from Approved Enterprise programs (currently for programs for which applications for approved enterprise status were submitted before December 31, 2004) during the benefit period is as follows:

Percentage of Foreign Ownership	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Entitlement to these benefits is subject to the final ratification of the Investment Center and is conditioned upon fulfillment of all terms of the approved program.

Dividends paid out of income derived from an Approved Enterprise (or out of dividends received from a company whose income is derived from an Approved Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The 15% rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. However, the limitation does not apply if the company qualifies as an FIC. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency. A company that elects the Alternative Benefits will be subject to corporate tax at the otherwise applicable rate of 25% (or lower in the case of a qualified FIC) in respect of the gross amount of the dividend if it pays a dividend out of income derived by its Approved Enterprise during the tax-exemption period, in addition to the withholding tax due on the dividend. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, a Mixed Enterprise is not obliged to distribute exempt retained profits under the Alternative Benefits package, and it may generally decide from which year’s profits to declare dividends.

Notwithstanding the foregoing, proceeds received from the sale of our products may be deemed to be royalties under the domestic law of the country of residence of the purchaser/licensee or under an applicable tax treaty and as such subject to withholding tax in such country. For instance, proceeds received by our company from the sale of our software in the United States might be treated as royalties and as such subjected to U.S. withholding tax of either 10% or 15%, pursuant to the U.S.-Israel Tax Treaty.

Where withholding tax is paid by our company to the country of residence of the purchaser/licensee, such tax would generally be creditable by our company for Israeli income tax purposes, pursuant to any relevant income tax treaty and under Israeli law against income derived from the same source. However, where we do not have taxable income for Israeli tax purposes because of the application of a tax exemption available to an Approved Enterprise or because of losses for tax purposes, we would have no Israeli tax liability against which to credit the foreign tax withheld and paid by us. Furthermore, under Israeli law, we cannot carry forward such unused credit to future tax years.

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

We were awarded Approved Enterprise status by the Israeli Government under the Investment Law with respect to three investment programs, all of which were completed, one in April 1993, one in March 1998 and another in December 2003. In September 2003, we were awarded Approved Enterprise status with respect to a fourth program. The Approved Enterprise status allows us a tax exemption on undistributed Israeli income for the period of ten years after the first year that we realize taxable income. As we currently have no taxable income, these benefits have not yet commenced. With respect to the first two investment programs, we also elected to receive Government-guaranteed long-term loans along with the tax exemption. The benefits are conditional upon the fulfillment of a marketing plan filed by the Company and fulfilling of the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of our failure to comply with these conditions, the benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part, including interest.

The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund a portion of the benefits already received, with the addition of interest and penalties.

From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law and such a proposal is currently pending.

Recent Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company's facility will be granted the status of Approved Enterprise only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority, and not the Investment Center, will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company that wishes receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than two to four years from the company's previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law.

The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

A special tax route that provides a full exemption from corporate tax and from tax with respect to dividends for companies with an annual income of at least NIS 13-20 billion that have invested a total of between NIS 600-900 million in facilities in certain geographical locations in Israel.

Generally, a company that is “abundant in foreign investment” (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the provisions of the amendment will not apply.

Law for the Encouragement of Industrial Research and Development, 1984

Israeli tax laws have allowed, under certain conditions, a tax deduction for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the Israeli Government and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not approved or funded as above are deductible in equal portions over a three-year period.

Under the Law for the Encouragement of Industrial Research and Development, 1984, referred to as the Research Law, and the instructions of the Director General of the Ministry of Industry and Trade No. 4.4 of January 2, 1994, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the research and development project’s expenditures if they meet certain criteria. These grants are issued in return for the payment of royalties at the rate of 3.5%-5% of the sale of products developed with funds provided by the Office of the Chief Scientist. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. Total royalties will not exceed 100% (or, for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist bear annual interest at a rate equal to LIBOR for twelve months. Following the full payment of such royalties, there is no further liability for payment as long as the technology and its manufacturing remain in Israel.

Generally, the Research Law requires that any product developed through research and development funded by the Israeli Government is manufactured in Israel. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any product resulting from such or research or development. Approval of the transfer of technology may be granted only if the recipient abided by all the provisions of the Research Law and regulation promulgated thereunder, including the restriction on the transfer of known-how and the obligation to pay royalties in an increased amount. In the event that any portion of the manufacturing is not performed in Israel pursuant to approval by the Chief Scientist, the recipient is required to pay an increased royalty at the rates of 120%, 150% or 300% of the grant if the portion that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively, of the total manufacturing.

In 2002, the Research Law was amended to, among other things, enable companies applying for grants from the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties.

We participated in programs sponsored by the Office of the Chief Scientist for the support of research and development activities. Through January 31, 2005, we had obtained grants from the Office of the Chief Scientist aggregating $2.0 million for certain of our research and development projects. We are obligated to pay royalties to the Office of Chief Scientist at the rate of 3.5%-5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100%-150% of the grants received. Through January 31, 2005, we have accrued or paid royalties to the Office of the Chief Scientist in the aggregate amount of $1.7 million. On January 31, 2005, the aggregate liability to the Office of the Chief Scientist, which is contingent on our income, was $863,000. Some of the accrued royalties were not paid when due In December 2003, we reached a settlement regarding payments to the Office of the Chief Scientist. For additional information concerning the terms of this settlement, see “Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and Licenses - Research and Development Grants.”

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

Employee Stock Options

Effective January 1, 2003, the Tax Reform legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee, up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. The company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

In accordance with the provisions of the Tax Reform Legislation, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officer holders but excluding controlling shareholders.

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

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity based on changes in the CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, as defined in the Inflationary Adjustments Law, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI, see note 11a to our consolidated financial statements, included elsewhere in this annual report. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and other items as denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI. An FIC may, subject to certain conditions, elect to measure results, for tax purposes, in dollar terms.

One of the net effects of the Inflationary Adjustment Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the New Israeli Shekel exchange rate with respect to the dollar.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to a graduated Israeli income tax on income accrued or derived from sources in Israel. On receipt of dividends paid on the ordinary shares, income tax at the rate of 25% will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%, but if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5%, or 15% for dividends of income generated from an Approved Enterprise. A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Israel presently has no estate or gift tax.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the non-resident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance. In addition, the US-Israel Tax Treaty exempts US residents who hold an interest of less than 10% of the voting power in an Israeli company, and who held an interest of less than 10% of the voting power in such company during the 12 months prior to a sale, exchange or other disposition of their ordinary shares, from Israeli capital gains tax in connection with such sale, exchange or other disposition of such ordinary shares.

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

We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Commission an annual report on Form 20-F containing financial statements audited by an independent consulting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

You may examine and copy this annual report and any other document we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The documents concerning us which are referred to in this annual report may also be examined at our principal executive offices located at 19 Hartum Street, Jerusalem 91450, Israel.

In addition, the Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Commission’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. We began filing our reports through the EDGAR system in November 2002.

(I) Subsidiary Information

Not applicable.

Item 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk relating to our operations results primarily from changes in interest rates and foreign currency exchange rate fluctuations, which could impact our results of operations and financial condition. We seek to manage the exposure to these market risks through our regular operating and financing activities.

Interest Rate Risk

Our interest expenses are sensitive to the LIBOR as our long-term debt bears on average a quarterly LIBOR plus 3.5% interest rate. As of January 31, 2005, we had approximately $2.4 million in loans bearing an average interest of LIBOR plus 3.5% interest rate. Consequently, a 1% increase in interest rates would cause a net loss of approximately $24,000.

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

The inflation rate in Israel was 0.8%, (2.26)% and 5.55% in 2004, 2003, and 2002, respectively. The devaluation of the NIS against the U.S. dollar was (2.23)%, (6.88)% and 4.61% in 2004, 2003 and 2002, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $166,000.

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

None.

Item 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information concerning certain changes made in July 2001 to our articles of association that modify the terms of our ordinary shares, see the information contained in the Current Report on Form 6-K filed with the Commission on July 31, 2001. The revised terms of our ordinary shares are summarized under “Item 10. Additional Information - Memorandum and Articles of Association - Rights Attached to Shares.” For information concerning changes made in September 2003 to our share capital, see “Item 10. Additional Information - Memorandum and Articles of Association - Changes in Share Capital.”

(B), (C), (D) and (E) Not applicable.

Item 15

CONTROLS AND PROCEDURES

15(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that it files or submits under the Exchange Act.

15(b) Changes in Internal Controls over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) or in other factors during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ayelet Tal, who is a member of the audit committee, meets the Commission’s applicable rules and regulations regarding an Audit Committee Financial Expert, as such term is defined in the instructions to paragraph (a) of Item 16A of Form 20-F.

Item 16B

CODE OF ETHICS

In May 2004, our board of directors adopted a code of ethics applicable to our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officers and other individuals performing similar functions, referred to as the Code of Ethics. The Code of Ethics is intended to promote honest and ethical conduct and compliance with the law on the part of all our employees, officers and directors, particularly those involved in preparing our financial records and statements submitted to our shareholders and any governmental agency. A copy of the Code of Ethics will be provided without charge upon written request submitted to our corporate headquarters at 19 Hartum Street, Jerusalem 91450, Israel, attention: Controller. No amendments to, or waivers in respect of, the Code of Ethics were made during the financial year ended January 31, 2005.

Item 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the audit fees we and our subsidiaries paid during each of 2003 and 2004:

	Year Ended January 31,
	2004	2005
Audit Fees (1)	$45,000	$55,000
Audit-Related Fees (2)	-	24,000
Tax Fees (3)	8,450	11,500
All Other Fees (4)	5,250	-

Total	$58,700	$90,500

(1)
Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the Commission.

(2)	Includes consultations concerning financial accounting and reporting standards.

(3)	Includes fees for services related to tax compliance, tax planning and tax advice.

(4)	Includes all other fees for miscellaneous services rendered.

Our audit committee is responsible for the oversight of our independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global, or E&Y. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, E&Y and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval and regarding the fees for the services performed.

In June 2004, our audit committee adopted pre-approval policies and procedures for audit and non-audit services received from our auditors, which policies and procedures will be used with respect to our financial statements for the year ended January 31, 2005.

Item 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E

REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

Item 17

FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

Item 18

FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Item 19

EXHIBITS

The exhibits filed with or incorporated into this annual report by reference are listed in the index of exhibits below.

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

4.2	1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Registration No. 333-8830))
4.3	1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
4.4	2003 Israeli Share Option Plan of the Registrant
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

4.8	Convertible Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd.
4.9	Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
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

4.20	Loan agreement, dated July 31, 2003, between the Registrant and Vertical Ventures, LLC
4.21	Amendment of Additional Conditions for Granting Credits - Amendment No. 3, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

4.22	Amendment No. 2 to Convertible Debenture, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.23	Amendment No. 3 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.24	Amendment No. 4 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.25	Second Amendment to Convertible Debenture, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.
4.26	Amendment of Additional Conditions for Granting Credits, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.
4.27	Share purchase agreement, dated as of June 4, 2004, between the registrant and certain purchasers named therein (including form of warrant issued to such investors).
4.28	Agreement dated December 3, 1999, between the Registrant and Smithfield Investments B.V.
4.29	Amendment of Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Israel Discount Bank Ltd.
4.30	Amendment No. 1 to Debenture, dated July 28, 2004, between the Registrant and Israel Discount Bank Ltd.
4.31	Amendment Number 5 to Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.32	Amendment No. 1 to Debenture, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
12.1*	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
_________________

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Marc Belzberg
Name: Marc Belzberg
Title: Director and Chief Executive Officer

Dated: July 31, 2005

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATEDFINANCIAL STATEMENTS

AS OF JANUARY 31, 2005

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 -F- 4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Deficiency	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 - F-32

- - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

e-SIM Ltd.

We have audited the accompanying consolidated balance sheets of e-SIM Ltd. ("the Company") and its subsidiaries as of January 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1c to the accompanying consolidated financial statements, the Company has incurred recurring operating losses, a working capital deficiency, shareholders’ deficiency, default in payment of its obligations under a loan agreement, and negative cash flow from operating activities. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c.  The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 15, 2005	A Member of Ernst & Young Global

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	January 31,
	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$238	$728
Trade receivables (net of allowance for doubtful accounts of $ 16 and $ 6 as of January 31, 2004 and 2005, respectively)	568	205
Other accounts receivable and prepaid expenses	371	302

Total current assets	1,177	1,235

SEVERANCE PAY FUND	714	943

LONG-TERM PREPAID EXPENSES	63	88

PROPERTY AND EQUIPMENT, NET	440	389

Total assets	$2,394	$2,655

The accompanying notes are an integral part of the consolidated financial statements.

- -

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	January 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit	$1	$5
Current maturities of long-term bank loans	241	1,868
Current maturities of convertible bank loans	-	881
Trade payables	796	628
Other convertible loan	73	-
Employees and payroll accruals	802	837
Deferred revenues	766	910
Accrued expenses and other liabilities	458	529
Related parties	-	1,689

Total current liabilities	3,137	7,347

LONG-TERM LIABILITIES:
Long-term bank loans	2,413	-
Long term convertible bank loans	641	-
Related parties	1,251	-
Capital lease obligation, net of current maturities	43	61
Royalties to Government authorities	456	509
Accrued severance pay	1,105	1,389

Total long-term liabilities	5,909	1,959

SHAREHOLDERS' DEFICIENCY:
Share capital:
Ordinary shares of NIS 0.1 par value:
70,000,000 shares authorized as of January 31, 2004 and 2005; 19,823,595 and 25,402,901 shares issued and outstanding as of January 31, 2004 and 2005, respectively	539	664
Additional paid-in capital	34,890	37,391
Deferred stock compensation	(21)	(3)
Accumulated other comprehensive income	36	50
Accumulated deficit	(42,096)	(44,753)

Total shareholders' deficiency	(6,652)	(6,651)

Total liabilities and shareholders' deficiency	$2,394	$2,655

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended January 31,
	2003	2004	2005
Revenues:
Products	$3,253	$1,529	$1,404
Services	2,916	2,682	2,831
Royalties	51	290	850

Total revenues	6,220	4,501	5,085

Cost of revenues:
Products	267	122	159
Services	1,663	1,983	1,979

Total cost of revenues	1,930	2,105	2,138

Gross profit	4,290	2,396	2,947

Operating costs and expenses:
Research and development, net	1,464	1,560	1,728
Selling, marketing, general and administrative, net	4,460	3,751	3,557

Total operating costs and expenses	5,924	5,311	5,285

Operating loss	1,634	2,915	2,338
Financial and other expenses, net	85	1,333	319

Net loss	$1,719	$4,248	$2,657

Basic and diluted net loss per share	$0.15	$0.36	$0.12

Weighted average number of shares used in computing basic and diluted net loss per share	11,665,359	11,963,056	22,158,097

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Receipts on account of	Deferred stock	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	compensation	income (loss)	deficit	loss	deficiency

Balance as of January 31, 2002	11,665,359	$356	$32,540	$-	$-	$(42)	$(36,129)		$(3,275)

Exercise of options	-	*) -	-	5	-	-	-		5
Deferred stock compensation in respect of repriced options	-	-	126	-	(126)	-	-		-
Amortization of deferred stock compensation for repriced options	-	-	-	-	63	-	-		63
Comprehensive loss:
Net loss	-	-	-	-	-	-	(1,719)	$(1,719)	(1,719)
Foreign currency translation adjustments	-	-	-	-	-	35	-	35	35
Total comprehensive loss								$(1,684)

Balance as of January 31, 2003	11,665,359	356	32,666	5	(63)	(7)	(37,848)		(4,891)

Exercise of options	486,401	11	27	(5)	-	-	-		33
Stock compensation in respect of repriced options	-	-	46	-	-	-	-		46
Amortization of deferred stock compensation for repriced options	-	-	-	-	42	-	-		42
Compensation in respect of convertible loans	-	-	1,070	-	-	-	-		1,070
Conversion of convertible loans from related parties into Ordinary shares	7,014,519	157	1,047	-	-	-	-		1,204
Conversion of convertible bank loans into Ordinary shares	657,316	15	34	-	-	-	-		49
Comprehensive loss:
Net loss	-	-	-	-	-	-	(4,248)	$(4,248)	(4,248)
Foreign currency translation adjustments	-	-	-	-	-	43	-	43	43
Total comprehensive loss								$(4,205)

Balance as of January 31, 2004	19,823,595	539	34,890	-	(21)	36	(42,096)		(6,652)

Issuance of shares and warrants, net	5,023,750	112	2,315	-	-	-	-		2,427
Amortization of deferred stock compensation for repriced options	-	-	-	-	18	-	-		18
Compensation in respect of warrants granted to a consultant	-	-	54	-	-	-	-		54
Compensation related to warrants on convertible loan	-	-	45	-	-	-	-		45
Conversion of convertible loan into Ordinary shares	555,556	13	87	-	-	-	-		100
Comprehensive loss:
Net loss	-	-	-	-	-	-	(2,657)	$(2,657)	(2,657)
Foreign currency translation adjustments	-	-	-	-	-	14	-	14	14
Total comprehensive loss								$(2,643)

Balance as of January 31, 2005	25,402,901	$664	$37,391	$-	$(3)	$50	$(44,753)		$(6,651)

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended January 31,
	2003	2004	2005
Cash flows from operating activities:
Net loss	$(1,719)	$(4,248)	$(2,657)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	403	234	171
Amortization of stock compensation	63	88	18
Amortization of compensation in respect of warrants	-	-	99
Amortization of compensation in respect of convertible loans	-	1,042	27
Accrued interest on long-term liability	-	97	123
Increase (decrease) in accrued severance pay, net	(79)	120	55
Increase (decrease) in royalties to the OCS and Marketing Fund	95	(167)	98
Decrease (increase) in trade receivables, net	(246)	1,026	363
Decrease (increase) in other accounts receivable and prepaid expenses including long-term	(27)	121	(56)
Increase (decrease) in trade payables	(328)	166	(168)
Increase in employees and payroll accruals	123	135	35
Increase (decrease) in deferred revenues	916	(499)	144
Increase in accrued expenses and other liabilities	9	359	11
Increase in related parties	569	353	438
Other	94	-	(10)

Net cash used in operating activities	(127)	(1,173)	(1,309)

Cash flows from investing activities:
Purchase of property and equipment	(63)	(104)	(73)
Proceeds from sale of property and equipment	50	89	12

Net cash used in investing activities	(13)	(15)	(61)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance expenses	-	-	2,427
Exercise of options	5	33	-
Short-term bank credit, net	10	(13)	4
Proceeds from bank loans	-	984	674
Proceeds from loan from a related party	760	-	-
Principal payments of loan from a related party	-	(760)	-
Proceeds from convertible loan from a related party	190	1,000	-
Principal payments of long-term bank loans	(1,436)	(483)	(1,340)
Principal payments of capital lease	-	(6)	(19)
Proceeds from receipts on account of shares	-	-	100

Net cash provided by (used in) financing activities	(471)	755	1,846

Effect of exchange rate changes on cash and cash equivalents	(67)	44	14

Increase (decrease) in cash and cash equivalents	(678)	(389)	490
Cash and cash equivalents at the beginning of the year	1,305	627	238

Cash and cash equivalents at the end of the year	$627	$238	$728

Non-cash activities:
Conversion of convertible loans	$-	$1,253	$100
Sale of property and equipment	$66	$-	$-
Property and equipment capital lease obligation	$-	$59	$49
Issuance of shares	$-	$5	$-
Receipts on account of shares	$-	$100	$-
Supplemental disclosure of cash flows activities:
Cash paid during the year for interest	$119	$218	$156

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

a.
e-SIM Ltd. ("the Company") was incorporated in 1989 in Israel and commenced operations in 1991. In January 1996, e-SIM Inc. a wholly-owned subsidiary of the Company, was incorporated in the State of Delaware and commenced operations. In November 1998, e-SIM Japan Ltd., a wholly-owned subsidiary of the Company, was incorporated in Tokyo, Japan and commenced operations in February 1999.

The Company is a provider of MMI (Man Machine Interface) software solutions for wireless platform vendors, handset manufacturers and mobile carriers. The Company's solution includes development tools, MMI applications and professional services. The Company operates in the wireless handset markets and continues in providing simulation-based technology, for use in the design, development, documentation, promotion, customer support and training of other interactive electronic products and systems

b.	As for major customers, see Note 13b.

c.
The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended January 31, 2003, 2004 and 2005 the Company had net losses of $ 1,719, $ 4,248, and $ 2,657, respectively. As of January 31, 2005, the Company's shareholders' deficiency amounted to $ 6,651and its total cash and cash equivalents amounted to $ 728. Net cash used in operating activities in the years ended January 31, 2003, 2004, and 2005 was $ 127, $1,173 and $ 1,309, respectively. In light of the current condition of the Company, the amount of its liquid assets, the fact that the Company has not made any of the monthly payments due to one of the bank and is therefore in default of its obligations, which may result in immediate request for payments (see also Note 7), and if the Company continues to incur losses and is unable to secure additional financing sources to fund its operations and to repay its debts, there is a substantial doubt as to the Company's ability to continue as a going concern.

The Company's management has taken initiatives to lower operating expenses in order to focus on preserving the current level of operations. Cost reduction initiatives include reducing the current staff head count, lowering research and development and marketing activities. The Company is also continuing discussions with several parties regarding a financial transaction that contemplates an investment in, or strategic partnership with, the Company and with its lending banks regarding the restructuring of the Company's outstanding debt.There can be no assurance that any of these discussions will result in a completed transaction or transactions or in a restructuring of the Company’s debt.

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the Company's revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which it operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash purchased with maturities of three months or less, at the date acquired.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:
%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles (included under a capital lease)	15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset

The Company's property and equipment are reviewed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and the Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of January 31, 2005, no impairment losses have been identified.

f.	Revenue recognition:

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

The Company accounts for software sales in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements be allocated to each element based on the relative fair value of the elements. In addition, the Company has also applied Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, "("SOP 98-9"). SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

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

Revenues from license fees that involve significant customization and implementation of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, over the period from signing of the license through to completion in accordance with the "Input Method". The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of January 31, 2005, no such estimated losses were identified.

In transactions where a customer's contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenue.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development costs:

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

h.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses amounted to $ 41, $ 42 and $ 116, for the years ended January 31, 2003, 2004 and 2005, respectively.

i.	Income taxes:

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

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

e-SIM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents are invested in major banks in the U.S., Japan and Israel. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

k.	Accounting for stock-based compensation:

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

The fair value for options granted in the years ended January 31, 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended January 31,
	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	1.595	1.329	1.275
Risk-free interest	1.5%	3.66%	3.95%
Expected life of	3.43 years	3.38 years	3.13 years

e-SIM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS 123, is as follows:
	Year ended January 31,
	2003	2004	2005

Net loss as reported	$(1,719)	$(4,248)	$(2,657)
Add: stock-based employee compensation intrinsic value	63	88	18
Deduct: stock based employee compensation - fair value	(288)	(258)	(711)

Pro forma net loss	$(1,944)	$(4,418)	$(3,350)

Basic and diluted net loss per share as reported	$(0.15)	$(0.36)	$(0.12)

Pro forma basic and diluted net loss per share	$(0.17)	$(0.37)	$(0.15)

l.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 0, $ 0, and $ 307 for the years ended January 31, 2003, 2004 and 2005, respectively.

m.	Severance pay:

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

Severance expenses for the years ended January 31, 2003, 2004 and 2005, were approximately $ 323, $ 308 and $ 293, respectively.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Basic and diluted net loss per share:

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

All convertible loans and outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented.

The total number of shares related to convertible loans, warrants and stock options outstanding excluded from the calculation of diluted net loss per share was 4,259,823, 10,110,231 and 12,237,554 for the years ended January 31, 2003, 2004 and 2005, respectively.

o.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new Standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net loss and loss per share in Note 2k. The Company is currently evaluating the impact of this Standard on its results of operations.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	January 31,
	2004	2005

Government authorities	$86	$93
Prepaid expenses	106	69
Grants to be received	59	65
Other	120	75

	$371	$302

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment is as follows:

Cost:
Computers and peripheral equipment (1)	$1,992	$2,112
Office furniture and equipment	466	468
Motor vehicles (2)	281	243
Leasehold improvements	276	277

	3,015	3,100
Less - accumulated depreciation (1,2)	2,575	2,711

Depreciated cost	$440	$389

(1) The Company leases several computers under a capital lease, the cost of which was $ 0 and $ 49 and the accumulated depreciation was $0 and $2 as of January 31, 2004 and 2005, respectively.

(2) The Company leases several motor vehicles and computers under a capital lease, the cost of which was $59 as of January 31, 2004 and 2005 and the accumulated depreciation was $6 and $18 as of January 31, 2004 and 2005, respectively.

b.
Depreciation expenses (including depreciation expenses of property and equipment leased under a capital lease) for the years ended January 31, 2003, 2004 and 2005 were $ 403, $ 234 and $ 171, respectively.

c.	As for charges, see Note 9c.

NOTE 5:- SHORT-TERM BANK CREDIT

As of January 31, 2004 and 2005, the Company had short-term revolving credit in NIS in the amount of and $ 1 and $ 5, respectively. The weighted average interest rates as of January 31, 2004 and 2005, were 15.5% and 16.55%, respectively.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES

	January 31,
	2004	2005

Royalties to the OCS and the Marketing Fund	$200	$245
Government authorities	105	119
Other	153	165

	$458	$529

NOTE 7:-  FINANCING ARRANGEMENTS

a.	Composition:

	Weighted average interest rate for the year ended January 31,		Weighted average conversion price per share as of January 31,		January 31,
	2004	2005	2004	2005	2004	2005
Bank loans, linked to the U.S. dollar (see b. below)	5.12%	5.97%	$-	$-	$2,654	$1,868

Convertible bank loans, linked to the U.S. dollar (see c. below)	5.12%	5.97%	$4.14	$1.96	641	881

Other convertible loan, linked to the U.S. dollar (see d. below)	-	-	$0.18	$-	73	-

Total					$3,368	$2,749

b.	Bank loans:

During September and November 2000, the Company entered into two long-term loan agreements with two Israeli banks, according to which the Company received an amount of $ 4,200 to be repaid within two years.

In August 2002 and 2003, the Company entered into agreements with these two banks amending certain provisions of the agreements governing the abovementioned loans and extending the scheduled maturity of the loans.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

The two amendments had no accounting implications due to immateriality, in accordance with Emerging Issues Task Force No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF No. 96-19").

In February, May and July 2004, the Company signed new amendments to the loan agreements ("the 2004 amendments").

According to the 2004 amendments, one of the banks ("the First Bank") extended the payments of the loan such that until January 31, 2005 only payments of interest will be made and commencing February 28, 2005 and thereafter on the last day of each month the Company shall repay the outstanding balance of the loan in 36 equal payments of principal and accrued interest.

The second bank ("the Second Bank") waived according to the 2004 amendments an amount of $ 400 of the outstanding loan balance. In addition, the Company paid the Second Bank an amount of $ 471 on account of the loan. The remaining balance of the loan shall be repaid in 48 consecutive monthly payments of principal and interest commencing on March 1, 2005. Interest on the loan shall be paid monthly commencing August 1, 2004. The loan bears a fluctuating interest rate of LIBOR + 4%. As of July, 2005, the Company has not made any of the monthly payments due to this bank and is therefore in default of its obligations under the loan agreement. As a result, the Second Bank may demand acceleration of payment of the loan at any time. The amendment with the Second Bank was accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS 15"). Under SFAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments (principal and interest combined) under the restructured debt, are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of the changes are reflected in future periods as a reduction in interest expense. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt. In the case where the future cash payments are indeterminate, as in the case of a fluctuating interest rate, the gain is not recognized until the end of the term of the outstanding debt or upon termination. Therefore, the Company did not recognize any gain from the debt restructuring and any payments on account of the second loan following the restructuring of the debt, whether designated as interest or as face amount, will reduce the carrying amount of the loan and no interest will be recognized.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

The banks hold a security interest on the Company's right to receive revenues pursuant to agreements with two major customers and can demand payment of the loans prior to the maturity date upon the occurrence of an event of default set forth in the loan agreements, such as non-payment of scheduled principal and interest installments, the Company's liquidation or the occurrence of an event which will have a material adverse affect, in the reasonable opinion of the bank, on the Company's ability to perform its obligations under the loan agreements. Since such provisions are not solely within the Company's control, the loans outstanding balance as of January 31, 2005 is classified as a current liability.

In addition, until at least one half of the outstanding principal of the loans has been repaid, the Company has undertaken not to make any cash payments of management fees to any shareholder holding, directly or indirectly, 5% or more of its shares.

c.	Convertible bank loans:

During September and November 2000, the Company entered into two convertible loan agreements with two Israeli banks, in the amount of $ 690, to be converted into Ordinary shares of the Company, with an average conversion price of $ 3.85 per share. The convertible loans have the same interest rates and maturity dates as those of the loans detailed in Note 7b.
Upon the closing of the agreements in 2000, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF No. 98-5"), the Company recorded a one-time interest expense in the amount of approximately $ 43 in 2000, which represents the theoretically most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date.

In consideration for the extension of the bank loans in 2002 and 2003, as described in Note 7b, the terms of the convertible debentures issued to the banks have been amended to grant them the right to convert a portion of the loan into an additional aggregate number of 699,920 Ordinary shares at the market price of the Company's Ordinary shares on the date of the 2002 amendments which was $ 0.14 per share.

In December 2003, the banks converted some of the loans into the Company's Ordinary shares as follows: one of the banks purchased 307,356 Ordinary shares of the Company by way of a cashless exercise, and the other bank purchased 349,960 Ordinary shares of the Company at a price per share of $ 0.14.

In consideration for the extension of the bank loans and the waiver a portion of the loan from the Second Bank in 2004, as described in Note 7b, the terms of the convertible debentures issued to the banks have been amended to grant them the right to convert a portion of the loans into an additional aggregate number of 295,000 Ordinary shares at the market price of the Company's Ordinary shares on the date of the amendments, the average of which was $ 0.81 per share.

Upon the 2002 , 2003 and 2004 amendments of the agreements, and in accordance with EITF No. 98-5 and EITF No. 00-27, "Application of EITF No. 98-5 to Certain Convertible Investments" ("EITF No. 00-27"), the Company has recorded interest expenses in the amount of $0, $ 14 and $ 0 in the years ended January 31, 2003, 2004 and 2005, respectively.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-  FINANCING ARRANGEMENTS (Cont.)

d.	Other convertible loans:

In July 2003, the Company signed a convertible loan agreement in the amount of $ 100, maturing on August 1, 2004 and bearing no interest. Until that date, the lender may convert the principal amount of the loan into the Company's Ordinary shares at a price per share of $ 0.18. In addition, upon conversion of the entire loan amount into the Company's Ordinary shares, the lender shall receive a warrant to purchase 555,556 Ordinary shares at an exercise price per share of $ 0.54.

Under the provisions of EITF No. 98-5 and EITF No. 00-27, the Company is required to record the theoretically most beneficial feature to the lender at the commitment date. The beneficial conversion feature amounts to $ 55 and is expensed to the statement of operations over the loan period. In the years ended January 31, 2004 and 2005, the Company recorded financial expenses in the amount of $ 27 and $ 28, respectively. In addition, upon conversion of the loan, the Company shall record compensation expenses in the amount of $ 45 in respect of the warrant that will be issued.

In July 2004, the lender converted the loan into 555,556 Ordinary shares of the Company and accordingly the Company issued to the lender the abovementioned warrant. The Company recorded in 2004 compensation expenses in the amount of $ 45 in respect of the warrant.

e.	Loans and convertible loans from related parties:

1.
In August 2002, the Company entered into an agreement with Gibralt Holdings Ltd. ("Gibralt"), a related party that agreed to lend the Company $ 950 until February 28, 2004. The loan bore interest at the rate of 6% per annum. According to the agreement, Gibralt received the right to convert up to $ 190 of the aggregate principal amount of the loan into Ordinary shares at the price per share on the date the loan was made at any time for a period of five years from such date with 30 days notice before conversion. By April 30, 2003, $ 760 of the loan was repaid to Gibralt. On January 18, 2004, Gibralt converted the remaining loan amount of $ 190, plus interest, into 1,458,963 Ordinary shares of the Company.

2.
In July 2003, the Company entered into a convertible loan agreement with Smithfield Investments B.V. ("Smithfield"), an entity controlled by Marc Belzberg, the Company's Chairman, Chief Executive Officer and one of its major shareholders. Pursuant to the agreement, Smithfield agreed to lend the Company an amount of $ 1,000 maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield was given the right to convert the principal amount of the loan into the Company's Ordinary shares at a price per share of $ 0.18. In addition, upon conversion of the entire loan amount into the Company's Ordinary shares, Smithfield was to receive a warrant to purchase 5,555,556 Ordinary shares at an exercise price per share of $ 0.54. The transaction was approved by the Company's board of directors, audit committee and general meeting of shareholders.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-  FINANCING ARRANGEMENTS (Cont.)

In January 2004, Smithfield converted the loan into 5,555,556 Ordinary shares and therefore has received the right to purchase additional shares as noted.

In accordance with EITF No. 98-5 and EITF No. 00-27, the Company has recorded interest expenses in the amount of $ 553, representing the theoretical most beneficial conversion feature to Smithfield at the commitment date, and additional interest expenses in the amount of $ 447, representing the compensation related to the warrant.

NOTE 8:- CAPITAL LEASE OBLIGATION

The liabilities are repayable in monthly payments over a period of up to three and a half years.

	Weighted average
	interest	January 31,	January 31,
	rate	2004	2005

Capital lease obligations	7%	$53	$86

Aggregate annual maturities of long-term debt are as follows:

First year (current maturities)	$25

Second year	29
Third year	25
Fourth year	7
Fifth year	-

61

$86

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its facilities under various operating lease agreements, which expire on various dates the latest of which is in 2006. Future minimum annual payments under non-cancelable operating leases are as follows:

Year ended January 31,

2006	$100
2007	9

$109

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses for the years ended January 31, 2003, 2004 and 2005, were $ 273, $ 184 and $ 124, respectively.

b.	Guarantees:

The Company has provided bank guarantees in favor of its lessors in Israel in the amount of $ 27.

c.	Charges:

The Company recorded a fixed charge on its property and equipment and a floating charge on all of its assets in favor of banks as collateral for bank loans.

d.	Legal proceedings:

1.
In August 2002, a Japanese competitor alleged that the Company is violating its sale rights by using certain of its components in one of the Company's products. The Company received no communication or further allegations from this competitor in the course of 2004. While the Company, after consulting with its legal advisor, is unable to predict the ultimate outcome of this claim, it believes such a claim is without merit and intends to defend itself. As a result, no provision was recorded in these financial statements.

2.
The Company is currently involved in a dispute with its former landlord in Israel, who is demanding lease and lease-related payments for a certain period prior to the Company's vacating the premises. The Company has paid the landlord a certain amount it believes is owed, but in March 2004 the landlord filed a suit against the Company, claiming approximately $ 40 for the alleged breach of contract, rental fees and interest. The Company has filed a defense in which it denies the former landlord's claims and the parties are currently proceeding with the summation stage of hearings. The Company cannot predict at this time the outcome of these court proceedings. As a result, no provision was recorded in these financial statements.

e.	Royalties:

1.
The Company participates in programs sponsored by the Government of Israel for the support of research and development activities. Through January 31, 2005, the Company obtained grants from the Office of the Chief Scientist ("the OCS") in the aggregate amount of $ 2,022 for certain of its research and development projects. The Company is obligated to pay royalties to the OCS at a rate of 3.5% to 5% of the sales of the products and other related revenues generated by such projects, up to an amount equal to 100% - 150% of the grants received, in NIS linked to the U.S. dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the products or the generation of such other related revenue and, in the absence of such sales or related revenues, no payment is required.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Through January 31, 2005, the Company has paid or accrued royalties to the OCS aggregating to the amount of $ 1,700. As of January 31, 2005, the aggregate amount of the contingent obligation to the OCS is $ 863.

In January 2004, the Company reached a settlement regarding royalty payments to the Government of Israel. The terms of the settlement for the return of overdue payments to the OCS for research and development grants and for marketing grants from the Fund for the Encouragement of Marketing Activities are as follows: The Company shall pay quarterly payments of $ 30 and $ 20 to the OCS and to the Fund for the Encouragement of Foreign Marketing Activities, respectively, beginning from May 2004 and continuing for three years thereafter. The Company has also agreed to pay 5% of the revenues exceeding certain projected sales presented. The Company will not be required to pay ongoing royalties until November 2005, following which accrued ongoing royalties will be repaid in quarterly installments until May 2007.

Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad ("the Fund"), has awarded the Company grants related to its foreign marketing expenses. These grants are awarded for specific expenses incurred by the Company in its foreign marketing activities, based upon such expenses reported by the Company to the Fund. All marketing grants received from the Fund are linked to the U.S. dollar and are repayable in the form of royalty payments in the amount of 4% of any increase in export sales realized by the Company up to the total amount of grants received by the Company. If the Company does not achieve an increase in export sales, it has no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the U.S. dollar and bear interest at the rate of six-month LIBOR.

Through January 31, 2005, the Company obtained grants in an aggregate amount of $ 778 from the Fund and has paid or accrued royalties in the amount of $ 272. The aggregate amount of the contingent obligation to the Fund was $ 644.

2.
The Company participated in a program sponsored by the Israeli-U.S. Binational Industrial Research and Development Foundation ("BIRD-F"), pursuant to which a portion of the Company's development expenses was funded. Through January 31, 2005, the Company obtained grants aggregating to the amount of $ 394 from BIRD-F. The Company is obligated to pay royalties to BIRD-F on the proceeds from sales of products ("the development packages") resulting from the research and development which BIRD-F funded. The payments are of $ 0.25 for each development package per license and $ 2.5 for each development package per site.

The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the U.S. dollar and the U.S. Consumer Price Index.

Through January 31, 2005, the Company paid or accrued royalties to BIRD-F in the aggregate amount of $ 244. As of January 31, 2005, the aggregate amount of the contingent obligation to BIRD-F was $ 347.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS' DEFICIENCY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends if declared and the right to share in excess assets upon liquidation of the Company.

b.	Share issuance:
In May and June 2004, the Company entered into an equity investment agreement with certain investors, some of whom are related parties of the Company, pursuant to which they purchased an aggregate of 4,975,000 of the Company's Ordinary shares for an aggregate amount of $ 2,427, net of issuance expenses, representing an amount of $ 0.50 per share. These investors also received warrants to purchase 1,243,750 of the Company's Ordinary shares, at $ 0.75 per share, exercisable for a period of five years from the date of grant.
In addition, the Company issued 48,750 of the Company's Ordinary shares to one of its consultants as finder's fee on account of the investment.

c.	Stock Option Plan:

Under the Company's 1996, 1997, 1999 and 2003 Stock Option Plans ("the Plans"), options may be granted to key officers, directors and employees of the Company.

Pursuant to the Plans, the Company reserved for issuance 11,495,797 Ordinary shares. As of January 31, 2005, 6,444,349 Ordinary shares of the Company are still available for future grant.

Each option granted under the Plans is exercisable until the earlier of ten years from the date of grant of the option or the expiration dates of the respective option plans. The 1996, 1997, 1999 and 2003 Plans will expire on January 31, 2006, 2007, 2009 and December 30, 2013, respectively. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercised at the date of grant. The options vest primarily over four years. Any options, which are canceled or forfeited before expiration, become available for future grants.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS' DEFICIENCY (Cont.)

A summary of the grants to employees under the Plans is as follows:

	Year ended January 31,
	2003		2004		2005
		Weighted		Weighted		Weighted
	Amount	average	Amount	average	Amount	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price
Outstanding at the beginning of year	1,707,493	$4.17	2,397,625	$0.32	3,844,020	$0.36
Granted	1,184,661	$0.143	2,127,719	$0.51	399,000	$0.49
Exercised	-	$-	(486,401)	$0.08	-	$-
Repriced:
Cancelled	(1,071,328)	$4.44	(190,000)	$1.85	-	$-
Granted	1,071,328	$0.02	190,000	$0.02	-	$-
Forfeited	(494,529)	$3.657	(194,923)	$0.42	(22,614)	$0.68
Outstanding at the end of the year	2,397,625	$0.32	3,844,020	$0.36	4,220,406	$0.37
Exercisable options at the end of the year	958,698	$0.65	898,960	$0.196	2,053,950	$0.36

The options outstanding as of January 31, 2005 have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of January 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of January 31, 2005	Weighted average exercise price
	Amount	Years		Amount

$ 0.02	812,421	6.02	$0.02	626,535	$0.02
$ 0.1-0.15	863,104	7.62	$0.14	426,572	$0.14
$ 0.18-0.27	894,912	9.00	$0.25	223,729	$0.26
$ 0.31-0.37	64,000	9.46	$0.36	1,250	$0.31
$ 0.41-0.52	340,000	10.00	$0.51	300,000	$0.52
$ 0.70-0.71	1,192,807	8.91	$0.70	422,702	$0.70
$ 1.54	13,162	1.41	$1.54	13,162	$1.54
$ 1.63	25,000	3.84	$1.63	25,000	$1.63
$ 6.5	15,000	4.22	$6.5	15,000	$6.5

	4,220,406	7.25	$0.37	2,053,950	$0.36

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS' DEFICIENCY (Cont.)

The weighted average fair values of options granted for the years ended January 31, 2003, 2004 and 2005 were:

	Year ended January 31,
	2003		2004		2005
	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value
Options granted at exercise price that is:
Less than market price at date of grant	$0.02	$0.18	$0.11	$0.13	$-	$-
Equal to market price at date of grant	$0.14	$0.12	$0.51	$0.47	$0.49	$0.36
Exceeds market price at date of grant	$0.20	$0.13	$-	$-	$-	$-

d.	Repricing of options:

On September 11, 2002, 1,071,328 previously granted options with exercise prices ranging from between $ 0.14 - $ 22.5 were repriced downward to the nominal value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 126 of which $ 63 was recognized in the year ended January 31, 2003, $ 42 was recognized in the year ended January 31, 2004 and $ 18 was recognized in the year ended January 31, 2005 for the portion already vested. The balance will be amortized in 2005.

On September 18, 2003, 190,000 previously granted options with exercise prices ranging from between $ 0.14 - $ 6.5 were repriced downward to the nominal value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 46 which were recognized immediately as the options were fully vested.

e.	Warrants

In November, 2004, the Company granted a warrant to one of its consultants to purchase 200,000 Ordinary shares of the Company. The exercise price of the warrant is $ 0.55 per share and it is exercisable for a period of two and a half years from the date of grant. The value of the warrants was calculated as $ 54, using the Black - Scholes options pricing model with the following assumptions: risk-free interest rate of 3.4%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.5 and a contractual life of 2.5 years. The $ 54 was expensed to the statement of operations in 2004.

See note 7d and 7e regarding conversion of warrants and convertible loans into Ordinary shares of the Company.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

The Company's production facilities in Israel have been granted "Approved Enterprise" status by the Israeli Government under the above law with respect to four investment programs, of which three programs were completed, one in April 1993, another in March 1998 and a third in December 2003. The Company has not yet completed its investments under the fourth program, which was approved in September 2003. The Approved Enterprise status grants the Company a tax exemption on undistributed Israeli income for a period of 10 years after the first year in which it realizes taxable income. As the Company currently has no taxable income, these benefits have not yet commenced.

The entitlement to the above benefits is conditional upon the Company's fulfillment of the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of January 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

In the event of the distribution of cash dividends from income that is tax exempt as mentioned above, the Company would have to pay income tax at the rate of 25% on the amount distributed. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company currently has no plans to distribute dividends.

As prescribed in the law, the Company is entitled to claim accelerated depreciation on equipment used in an Approved Enterprise during five tax years.

In Israel, income from sources other than an Approved Enterprise is taxed at the regular corporate tax rate.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:- INCOME TAXES (Cont.)

A recent amendment to the law, which has been officially published effective as of April 1, 2005 ("the Amendment") has changed certain provisions of the law. The Amendment enacted changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The Company's existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

c.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law and the right to claim public issuance expenses.

d.	Reduction in corporate tax rate:

In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007.

e.	Net operating losses carryforwards:

As of January 31, 2005, the Company and its subsidiaries had accumulated tax losses totaling approximately $ 34 million. Accumulated tax losses in Israel may be carried forward and offset against taxable income in the future for an indefinite period. Accumulated tax losses in the U.S. can be carried forward and offset against taxable income for 15 to 20 years, and expire from 2011 to 2024. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	January 31,
	2004	2005

Deferred tax asset	$4,313	$4,229
Valuation allowance	(4,313)	(4,229)

Net deferred tax asset	$-	$-

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:- INCOME TAXES (Cont.)

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

During the year ended January 31, 2005, the Company decreased its valuation allowance by approximately $ 84.

g.
The main reconciling item between the statutory tax rate of the Company (U.S. - 35%, Israel - 36% in 2002 and 2003 and 35% in 2004) and the effective tax rate (0%) is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of "Approved Enterprises".

h.	Losses before taxes on income:

	Year ended January 31,
	2003	2004	2005

Domestic (Israel)	$554	$3,605	$2,262
Foreign	1,165	643	395

	$1,719	$4,248	$2,657

NOTE 12:- RELATED PARTY TRANSACTIONS

a.
In 1993, the Company entered into an agreement to pay management fees to a company controlled by a principal shareholder, in return for its acting as the Company’s chief executive officer, in a monthly amount of $ 11 that increases at a rate of 12% per annum. At January 31, 2005, the unpaid balance of such fees was $ 1,689.

Management fees recorded in the statement of operations for each of the years were as follows:

Year ended January 31,
2003	2004	2005

$350	$392	$438

The Company did not pay the outstanding balance of the management fees as of January 31, 2005 due to a restriction in the loan agreements with the banks, see Note 7b.

b.	See Note 7e for additional transactions with related parties.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:- GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following is a summary of operations within geographic areas based on end-customer's location.

	Year ended January 31,
	2003		2004		2005
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$240	$469	$1,333	$399	$462	$366
Far East *)	649	-	535	-	1,295	-
Japan	2,794	30	414	20	562	12
U.S.A.	1,297	35	732	21	957	11
Europe	1,240	-	1,487	-	1,809	-

	$6,220	$534	$4,501	$440	$5,085	$389

*)	Excluding Japan.

b.	Major customer data by percentage of total revenues:

	Year ended January 31,
	2003	2004	2005

Customer A	0%	10%	21%
Customer B	2%	28%	3%
Customer C	33%	1%	0%

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended January 31,
	2003	2004	2005

Total costs	$1,464	$1,560	$2,035
Less - grants and participations	-	-	307

	$1,464	$1,560	$1,728

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Selling, marketing, general and administrative expenses, net:

	Year ended January 31,
	2003	2004	2005

Total costs	$4,418	$3,761	$3,557
Less - marketing grants net of royalties to the Fund	(42)	10	-

	$4,460	$3,751	$3,557

c.	Financial and other expenses (income):

Financial expenses:
Interest and other	$231	$288	$214
Amortization of deferred stock compensation and compensation in respect of convertible loans	-	1,028	72
Foreign currency translation adjustments	-	33	46

	231	1,349	332
Financial income:
Interest on deposits and other	(16)	(6)	(3)
Foreign currency translation adjustments	(224)	-	-

	(240)	(6)	(3)

Other expenses (income)	94	(10)	(10)

	$85	$1,333	$319

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

In April and May 2005, the Company received loans in the aggregate amount of $ 810 ("the Loan") from Marc Belzberg, its Chairman of the Board of Directors, Chief Executive Officer and major shareholder, which he may demand that the Company repay at any time. Negotiations are currently being held between the Company and Mr. Belzberg as to the terms of the Loan, but they have not been concluded as of the date of these financial statements. Because Mr. Belzberg is a related party according to the Israeli Companies Law, once negotiations are concluded, the terms of the Loan will be brought to the Company's audit committee, board of directors and, if necessary, the shareholders for approval. Shareholder approval of the terms of the Loan, if required, must include the holders of a majority of the shares present at the meeting and voted on the matter, including at least one-third of the shares held by shareholders present at the meeting and voting on the Loan who are not related parties, unless the shareholders who are not related parties and who vote against approval of the Loan do not represent more than one percent of the Company's total outstanding voting rights. If negotiations are unsuccessful or the Company's audit committee, board of directors or shareholders do not approve the Loan, the Company will have to repay the Loan immediately. The Company may not have sufficient financial resources to repay this loan to Mr. Belzberg either upon his demand of repayment or if it is not approved by its audit committee, board of directors or shareholders and to do so the Company will be required to raise additional capital through public or private debt or equity issuances.

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

4.2	1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Registration No. 333-8830))
4.3	1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
4.4	2003 Israeli Share Option Plan of the Registrant
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

4.8	Convertible Debenture, dated November 30, 2000, in favor of Industrial Development Bank of Israel Ltd.
4.9	Debenture, dated September 19, 2000, in favor of Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
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

4.20	Loan agreement, dated July 31, 2003, between the Registrant and Vertical Ventures, LLC
4.21	Amendment of Additional Conditions for Granting Credits - Amendment No. 3, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.

4.22	Amendment No. 2 to Convertible Debenture, dated February 15, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.23	Amendment No. 3 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.24	Amendment No. 4 to Convertible Debenture, dated May 2, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.25	Second Amendment to Convertible Debenture, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.
4.26	Amendment of Additional Conditions for Granting Credits, dated February 9, 2004, between the Registrant and Israel Discount Bank Ltd.
4.27	Share purchase agreement, dated as of June 4, 2004, between the registrant and certain purchasers named therein (including form of warrant issued to such investors).
4.28	Agreement dated December 3, 1999, between the Registrant and Smithfield Investments B.V.
4.29	Amendment of Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Israel Discount Bank Ltd.
4.30	Amendment No. 1 to Debenture, dated July 28, 2004, between the Registrant and Israel Discount Bank Ltd.
4.31	Amendment Number 5 to Additional Conditions for Granting Credits, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
4.32	Amendment No. 1 to Debenture, dated July 28, 2004, between the Registrant and Industrial Development Bank of Israel Ltd.
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the annual report on Form 20-F filed with the Commission on July 31, 2001)
12.1*	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
_________________

* Filed herewith.