Form 20-F
period 2007-01-31
ESIM LTD
filed 2007-07-31
CIK 1050514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

For the transition period from ____________ to ______________

Commission File number 1-14842

e-SIM Ltd.
(Exact name of Registrant as specified in its charter)

             Israel
(Jurisdiction of incorporation or organization)

60 Ester Hamalka Street, Modiin, Israel
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

25,423,023 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or a transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes ☐ No

2

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, as used in this annual report, the terms “e-SIM,” “we,” “us” and “our,” mean e-SIM Ltd. and its consolidated subsidiaries. All references in this annual report to dollars or $ are to U.S. dollars and all references to NIS are to new Israeli shekels. The representative rate of exchange of the NIS to the dollar as published by the Bank of Israel for January 31, 2005 was NIS 4.383 per $1.00, for January 31, 2006 was NIS 4.658 per $1.00 and for January 31, 2007 was NIS 4.260 per $1.00.

For the purposes of this annual report, references to the years 2001, 2002, 2003, 2004, 2005 and 2006 mean our fiscal years ended on January 31 of the following year.

FORWARD LOOKING STATEMENTS

This annual report includes “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Statements that use the terms “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions in the affirmative and the negative in connection with any discussion of future operating or financial performance are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, beliefs, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, both referenced and not referenced in this annual report. These risks are more fully described under “Item 3. Key Information—Risk Factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected.

Forward-looking statements speak only as of the date on which they are made, and we do not intend or assume any obligation to update or revise these forward-looking statements, except as required by applicable law, including the securities laws of the United States, whether as a result of new information, future events or otherwise. You are advised, however, to review any additional disclosures we make on our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3. Key Information—Risk Factors” starting on page 3 of this report.

PART I

Item 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3

KEY INFORMATION

(A) Selected Financial Data

We have derived the selected consolidated financial data set forth below from our consolidated financial statements and related notes, which were prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and cover each of the years in the five-year period ended January 31, 2007. The selected consolidated financial data set forth below should be read together with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes, included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Year ended January 31,
	2003	2004	2005	2006	2007
	(In thousands, except share and per share data)
Revenues:
Products	$3,253	$1,529	$1,404	$1,158	$634
Services	2,916	2,682	2,831	2,207	1,207
Royalties	51	290	850	800	665
	6,220	4,501	5,085	4,165	2,506

Cost of revenues:
Products	267	122	159	144	349
Services	1,663	1,983	1,979	1,112	1,034
	1,930	2,105	2,138	1,256	1,383

Gross profit	4,290	2,396	2,947	2,909	1,123

Operating costs and expenses:
Research and development, net	1,464	1,560	1,728	2,481	1,999
Selling and marketing, net	2,783	1,867	1,758	1,541	1,139
General and administrative	1,677	1,884	1,799	1,652	1,259
Total operating costs and expenses	5,924	5,311	5,285	5,674	4,397
Operating loss	1,634	2,915	2,338	2,765	3,274
Financial and other expenses, net	85	1,333	319	103	557
Net loss	$1,719	$4,248	$2,657	$2,868	$3,831
Basic and diluted net loss per share	$0.15	$0.36	$0.12	$0.11	$0.15
Weighted average number of shares used in computing basic and diluted net loss per share	11,665,359	11,963,056	22,158,097	25,418,972	25,423,023

Consolidated Balance Sheet Data:

	As of January 31,
	2003	2004	2005	2006	2007
	(In thousands)
Cash and cash equivalents	$627	$238	$728	$166	$87
Total assets	3,851	2,394	2,655	2,005	1,900
Working capital (deficit)	(3,464)	(1,960)	(6,112)	(8,882)	(13,004)
Short-term bank credit and bank loans	2,084	242	1,873	1,460	1,428
Convertible bank loans	690	-	881	881	881
Convertible loan from a related party	190	-	-	-	-
Bridge loan	-	-	-	-	1,500
Loan from a related party	-	-	-	810	810
Other convertible loan, net	-	73	-	-	-
Long-term bank loans, net of current maturities and convertible loans	-	2,413	-	-	-
Long term convertible bank loans	-	641	-	-	-
Shareholders’ equity (deficiency)	$(4,891)	$(6,652)	$(6,651)	$(9,564)	$(13,177)

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

In September 2006, we entered into an asset purchase agreement, referred to as the Asset Purchase Agreement, for the sale of substantially all of our assets, including our intellectual property and certain liabilities related thereto, to SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd., referred to as the SKY Transaction and discussed more fully in “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”. This transaction was completed in early February 2007. The transaction was subject to several closing conditions, among others, the consent of certain of our then customers, the consent of SKY’s shareholders to the SKY Transaction, and negotiations with employees on the terms of employment agreements, which were completed by February 7, 2007. Since the risks and uncertainties we now face are different from those we faced prior to the sale of our assets, and in order to present a clearer picture of these risks, we have divided the discussion of risk factors affecting us into general risks, which applied to us before and continue to apply to us after the asset sale transaction, certain risks that we faced prior to the SKY Transaction, and risks that affect us following the SKY Transaction. However, this division, by its nature, is not precise, and we may not be correct in our assessment of whether a risk that existed prior to the SKY transaction continues or does not continue to be relevant to us thereafter.

Risks Following the SKY Transaction

We may not have sufficient resources to continue our operations.

In September 2006 we entered into an Asset Purchase Agreement with SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd., or, together, SKY, for the sale to SKY of substantially all of our business operations and assets, including our intellectual property and certain of our liabilities related thereto. In this annual report we refer to this transaction as the SKY Transaction. The SKY Transaction was consummated in early February 2007.

As consideration for our assets, we received (i) cash in the amount of approximately $5.4 million, (ii) bridge loans extended to us by SKY in the sum of approximately $1.5 million, which loans, including the interest accrued thereon, were forgiven upon consummation of the SKY Transaction, (iii) the assumption by SKY of $500,000 of our liability to the Israeli Office of the Chief Scientist as incurred prior to August 31, 2006, (vi) Preferred BB Shares of SKY MobileMedia, Inc. in an approximate value of $ 5,300,000, or the SKY Shares, the value of which was determined for the purpose of the SKY Transaction based on the then last round of private equity financing (consummated by SKY in December 2006), or the SKY Shares Valuation, and (v) approximately $750,000 through the assumption by SKY of certain of our liabilities for vacation and severance pay for employees. We refer collectively to the items described in clauses (i) through (v) as the Purchase Price. The SKY Shares are currently held in escrow until February 7, 2008 and until such time cannot be used for any purpose.

Following the SKY Transaction, we currently have no operational assets and, therefore, we are not generating any revenues. A majority of the cash amount received by us in the SKY Transaction was used to repay certain outstanding debt. The amount of cash currently held by us will enable us to continue our current operations for a limited period. If we do not raise funds, either pursuant to a business combination or otherwise, we may be unable to continue our operations, in which case we may be required to dissolve. Our consolidated financial statements for the year ended January 31, 2007, include a going concern note. For additional information see note 1c to our consolidated financial statements, included elsewhere in this annual report. While pursuant to the Asset Purchase Agreement, in February 2008 we will receive the SKY Shares that are currently held in escrow, we cannot rely on the SKY Shares as a liquid asset from which we will be able to satisfy obligations or liabilities, for reasons more fully described in “Item 3 - Risk Factors - We cannot rely on the realization of the SKY Shares to satisfy our liabilities or obligations.” In addition, we did not file with the SEC our annual report on Form 20-F for the year ended January 31, 2006, and there is no assurance that we will have the resources in the future to continue complying with our reporting obligations under the U.S. Securities Exchange Act of 1934.

We may not be successful in identifying and evaluating suitable business opportunities or in consummating a business combination.

We do not have an agreement or understanding with respect to engaging in a business combination with a specific entity. We expect to incur expenses in the course of evaluating potential business combinations, whether or not such opportunities materialize. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. No particular industry or specific business within an industry has been selected for a target company. Accordingly, we may enter into a business combination with an entity having losses, no significant operating history, limited or no potential for immediate earnings, limited assets or negative net worth. In the event that we complete a business combination, the success of our operations will be dependent upon the management of the target company and certain other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all. Because the SKY Shares issued to us upon consummation of the SKY Transaction are not traded, we cannot assess what value will be accorded to the SKY Shares in any business combination.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate a business combination that will be beneficial to our shareholders. In addition a business combination may lead to a dilution of the value of our shares.

We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds, operating businesses competing for acquisitions and blank check companies. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete in acquiring certain sizable target businesses may be impeded by the fact that we have limited financial resources and personnel. In addition, our history of operations and potential exposures relating to these previous operations may limit our ability to consummate a business combination that will be beneficial to our current shareholders. These competitive and other limitations give others an advantage in pursuing the acquisition of certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.

A business combination normally will involve the issuance by us of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of our ordinary shares may increase or decrease, possibly significantly. We do not have significant liquid assets and our principal assets today are the SKY Shares currently held in escrow. SKY is a private company and it may be difficult to attribute a value to the SKY Shares. Consequently, in any business combination the SKY Shares may not be accorded the SKY Shares Valuation. Our inability to realize the SKY Shares Valuation may lead to significant dilution of the value of our shares.

Since we have not selected any prospective target business with which to complete a business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations.

Since we have not yet selected any prospective target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, financial condition or prospects. To the extent we complete a business combination, we may be affected by numerous risks inherent in the business operations of the acquired company or companies. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors, or that we will have adequate resources to perform a complete due diligence process.

We may need additional financing following a business combination.

If we consummate a business combination, we may need to raise funds through a public or private financing. We may be unable to obtain additional financing on acceptable terms or at all. If additional funds are raised through the issuance of equity securities, the ownership percentage of our existing shareholders may be substantially diluted. Moreover, new investors in us may receive registration rights with respect to their shares, and upon registration of their shares there will be an increased number of our ordinary shares available for trading, which may adversely affect the trading price of our ordinary shares. If additional funding is raised through debt instruments, we may become subject to various covenants, restrictions, pledges and other security interests that typically accompany debt funding, and there can be no assurance that we will be able to comply with such covenants and restrictions.

In addition, the incurrence of debt may:

•	lead to default and foreclosure on our assets if our operating revenues after a business combination are insufficient to pay our debt obligations;

•	cause an acceleration of our obligation to repay the debt, even if we make all principal and interest payments when due, if we breach the covenants contained in the terms of any debt;

•	require us to execute documents that contain covenants such as ones that require the maintenance of certain financial ratios or reserves, without a waiver or renegotiation of such covenants;

•	create an obligation to immediately repay all principal and accrued interest, if any, upon demand to the extent any debt securities are payable on demand;

•
hinder our ability to obtain additional financing, if necessary, to the extent any debt securities contain covenants restricting our ability to obtain additional financing while such security is outstanding, or to the extent our existing leverage discourages other potential investors;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy, or other purposes; and

•	place us at a disadvantage compared to our competitors who have less debt.

A significant portion of working capital could be expended in pursuing acquisitions that are not eventually consummated.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial time and attention and substantial costs for accountants, attorneys and others. In addition, we may opt to make down payments or pay exclusivity or similar fees in connection with structuring and negotiating a business combination. If a decision is made not to complete a specific business combination, the costs incurred up to that point in connection with the abandoned transaction, potentially including down payments or exclusivity or similar fees, would not be recoverable.

We cannot rely on the realization of the SKY Shares to satisfy our liabilities or obligations.

The SKY Shares are currently held in escrow until at least February 7, 2008 and until such time cannot be used for any purpose. Approximately 90% of the SKY Shares are available for: (i) reimbursement and compensation of SKY for any breach of representations or warranties made by us in connection with the Asset Purchase Agreement and its ancillary documents; and (ii) securing the indemnification of SKY for any damages and liabilities for which we are responsible under the terms of the SKY Transaction.

For the purposes of the SKY Transaction, the parties allocated to the SKY Shares the SKY Shares Valuation, as of February 7, 2007. Although we believe that the SKY Shares Valuation correctly reflects the value of the SKY Shares upon consummation of the SKY Transaction, this valuation may not reflect the market value of the SKY Shares that can be realized in the future when these shares become liquid. As such, we may not be able to receive the full SKY Shares Valuation upon the realization of the SKY Shares or upon consummation of a business combination.

The SKY Shares are of a privately held corporation, therefore, our ability to sell the shares following the release thereof from escrow will depend on the shares being listed on a stock exchange and there being a demand for such shares, or on our ability to sell the shares in a private transaction. There is no assurance that such registration will be consummated or that we will be to effect a private sale. In addition, if we distribute the SKY Shares to our shareholders before SKY becomes a public company, such distribution may force SKY to file with the SEC a registration statement and thereafter comply with the reporting obligations of public companies, which may cause SKY to incur significant costs and expenses, thereby adversely affecting SKY’s cash resources and the value of its shares, including the SKY Shares.

The inability to liquidate the SKY Shares may adversely affect our working capital position and our ability to continue operations.

We are exposed to potential liabilities in connection with the sale of our business to SKY.

We have agreed to indemnify SKY, its employees, shareholders and affiliates, for certain breaches of the Asset Purchase Agreement, including in the case of breaches of representations and warranties made by us. Our liability for breaches of representations, warranties and covenants made in connection with the Asset Purchase Agreement is limited to a cap of approximately $4.5 million. Such indemnification will be consummated solely through the forfeiture of the SKY Shares held in escrow, based on the SKY Shares Valuation or out of any proceeds received by us from the sale of such shares. In addition, we have agreed to indemnify SKY for any damages incurred by it or its employees, shareholders or affiliates (i) as a result of claims with respect to liabilities they did not agree to assume under the Asset Purchase Agreement; (ii) for the impairment of the intellectual property we transferred to SKY pursuant to certain events and occurrences prior to August 31 , 2006; (iii) any claim or determination that the consummation of the purchase of the assets constitutes a fraudulent conveyance under applicable laws relating to bankruptcy and insolvency; or (iv) any proceedings relating directly to any breach, liability or matter of the type referred to above. A claim against us could result in substantial cost, which would have a negative impact on our financial condition. Such liability will expire on February 7, 2008 with respect to any claims not made by SKY, its employees, shareholders or affiliates against us by such date.

We may be liable for claims relating to the Belzberg Settlement.

Following the SKY Transaction, we paid our outstanding debts to Marc Belzberg, formerly our chief executive officer and chairman of our board of directors and currently our major shareholder, and parties related to him, pursuant to an agreement reached with them in July 2006, or the Belzberg Settlement. The Belzberg Settlement included (i) a waiver by Yozma Hofsheet, or Yozma, an Israeli company beneficially owned by Samuel Belzberg, the father of Marc Belzberg, of our outstanding debt to Yozma for management and consulting fees for services provided by Marc Belzberg as our chief executive officer in an aggregate sum of $2.2 million and (ii) satisfaction of an interest free loan extended to us by Marc Belzberg in April and May 2005, in the aggregate amount of $810,538, or the Belzberg Loan, by the payment to Marc Belzberg of a sum of $250,000 in cash and a sum of $350,000 in SKY Shares, based upon the SKY Shares Valuation, whereupon Marc Belzberg waived the remainder of our debt to him and Yozma waived the entirety of our debt to it. Certain shareholders have expressed dissatisfaction with the Belzberg Settlement and may bring claims against us for agreeing to the settlement. For more information on the Belzberg Settlement, see “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Investments and Loans by Related Parties.”

We are and expect to continue being dependent on key employees.

Our ability to continue our limited operations and seek opportunities for a business combination is dependent on a particular key employee, Mr. Yaron Eldad, our chief executive officer and chief financial officer. The loss of the services of Mr. Eldad may have a material adverse effect on our ability to identify and consummate a business combination. We do not have a long-term employment contract with Mr. Eldad. Our ability to be successful following a business combination will depend upon the efforts of key personnel that may join us following consummation of a business combination, which currently may not be ascertained. While we intend to closely scrutinize any individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. Furthermore, these individuals may be unfamiliar with the requirements of operating a public company, which could cause us to have to expend time and resources helping them become familiar with such requirements.

We may face tax liabilities relating to the sale of our assets.

Based on our assessment and that of our tax advisors, we believe that we have fully satisfied all tax obligations in relation with the SKY Transaction. The tax authorities may not agree with our view. Any such disagreement and subsequent tax dispute could result in tax liabilities in amounts which we currently cannot estimate.

We have not yet completed evaluating our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act.

We are considered a “non-accelerated filer” under applicable SEC rules. As such, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the following manner: (1) reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for the fiscal year ending on January 31, 2008, and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending January 31, 2009. We have not begun to evaluate whether our existing internal control over financial reporting systems is compliant with Section 404 and we currently do not have the resources to conduct such evaluation. Once we complete such evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. We may be determined to have been, for our fiscal years ended January 31, 2006 and January 31, 2007, or may become in the future, a PFIC. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E. Additional Information-Taxation-United States Federal Income Taxation of Owning and Selling Ordinary Shares - Passive Foreign Investment Company Rules.”

Risks Prior to the SKY Transaction

We needed to raise additional funds to sustain our operations, research and development and sales infrastructure and there was substantial doubt as to our ability to continue as a going concern.

Our total cash and cash equivalents as of January 31, 2006 were approximately $166,000. Our total cash and cash equivalents as of January 31, 2007 were approximately $87,000 (after taking into account an amount of $1.5 million that was extended to us by SKY in various bridge loans). Other than the bridge loans from SKY, we were unable to raise additional capital or funds in order to cover the cost of our operations, research and development, sales and infrastructure, even though we had engaged in discussions with several parties regarding an investment in, or strategic partnership with, us, and with commercial banks that in the past extended to us loans regarding the restructuring of our outstanding debt. In light of our working capital positions as of such dates and the amounts of our cash and cash equivalents, and given that we were not able to consummate a capital investment in us, on terms favorable to us or at all, there existed substantial doubt as to our ability to continue as a going concern and we resolved to pursue the sale of substantially all of our assets in the SKY Transaction.

If certain lenders had demanded the repayment of loans extended to us, we would have been required to repay these loans and would not have had sufficient cash to do so.

In April and May 2005, we received loans in the aggregate amount of $810,538, referred to as the Belzberg Loan, from Marc Belzberg, who was at that time our chairman and chief executive officer and remains one of our major shareholders, the repayment of which Mr. Belzberg may have demanded at any time. Until the consummation of the SKY Transaction, we did not have sufficient financial resources to repay the Belzberg Loan to Mr. Belzberg. As part of the SKY Transaction, we repaid a portion of the Belzberg Loan, without interest, and Mr. Belzberg waived repayment of the balance of the Belzberg Loan, as further described in “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions-Investments and Loans by Related Parties.”

We were unable to make repayments due on our bank loans. Doubt as to our ability to continue operations as a going concern may have led these banks to demand acceleration of repayment of our bank loans.

In 2004, we entered into agreements amending certain provisions of our prior loan agreements with certain banks. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. As of September 28, 2006, immediately prior to the SKY Transaction, our debt to the banks was an aggregate of approximately $2 million and we had not been able to make certain of our monthly principal repayments to these banks pursuant to the amended terms of the agreements with them. Since non-payment of the scheduled payments constituted an event of default under our loan agreement with these banks, the banks had the right to demand acceleration of payment of the loan at any time. In addition, both the banks that had extended us loans could have considered that the existence of doubt as to our ability to continue operations as a going concern constituted an event which could harm our ability to perform our obligations and therefore constituted an event of default under the loan agreements. The banks could then have demanded acceleration of payment of the loans. Since the banks had a security interest in our right to receive revenues pursuant to agreements with two major customers, in the event of a default under the terms of the loan agreements with these banks, the revenues from these customers would not have been available to us and our business would have been materially adversely affected. In June 2006, we reached agreements, which were amended on February 1, 2007, with these banks, whereby, following receipt of the cash component of the purchase price of the SKY Transaction, we repaid each of the banks fifty five percent (55%) of the debt owed to each of them, including interest accrued thereon, in a total sum of approximately $1,154,000 and converted the remaining forty five percent (45%) of our debt to the banks (including any interest accrued or payable in connection therewith), into our ordinary shares, such that each bank would purchase 495,833 of our ordinary shares, in an aggregate amount of 991,666 of our ordinary shares. These payments and conversions were made upon the closing of the Sky Transaction on February 7, 2007, whereupon the banks released their security interests in us. For a more detailed discussion of our settlement with these banks see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

We were heavily reliant on the sale of our RapidPLUS and MMI products to one market.

Sales and services related to RapidPLUS and man-machine interface, or MMI, products had previously accounted for substantially all of our revenue prior to the transfer of our business operations and substantially all our assets, including our intellectual property, to SKY in the SKY Transaction. We had expected sales and services related to our RapidPLUS and MMI products to continue to account for substantially all of our revenues for the foreseeable future. As a result, we were more likely to be adversely affected if sales of the RapidPLUS or MMI products declined, or failed to grow, or the profit margin on these products decreased significantly, compared to companies that sell multiple product families. In addition, while in the past we had offered our products to a wide range of markets, following the change of our business model in 2003, our target market had been narrowed to include primarily mobile handset platform and mobile handset software platform manufacturers and handset manufacturers. If we had not succeeded in increasing our sales to this market, our business, financial condition and results of operations would have been materially and adversely affected.

We were subject to risks of technological change and needed to develop new products and applications and new versions of, and enhancements to, our products. Failure to respond in a timely manner to technological change and to complete the development and introduction of new products or advanced versions of, and enhancements to, existing products in a timely manner could have reduced the appeal of our products and our results of operations would have suffered.

The market for the products we sold to SKY in the SKY Transaction is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, operating environments and software applications, and frequent new product introductions and enhancements. Prior to the SKY Transaction we believed that, for our sales to grow and our revenues to increase, we needed to:

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

Our products could have become obsolete if we failed to successfully anticipate or react to change. To the extent that one or more of our competitors had introduced products that more effectively addressed customer needs, our business, financial condition and results of operations could have been materially adversely affected. In addition, the process of developing new products and applications and new versions of, and enhancements to, our products incorporating technological advances was risky and complex, requiring close collaboration and continued technological advancement involving multiple design teams within our company, our customers and outside suppliers of key components. We may not, therefore, have been successful in our efforts to complete the development or introduction of new products and applications, or advanced versions of, and enhancements to, existing products and applications. These factors may have resulted in a failure to introduce new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, if at all. In the past, we had, on occasion, experienced delays in the release of new products and product enhancements, including new modules. Our failure to complete the development and introduction of new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, could have had a material adverse effect on our results of operations. In addition, negative reviews or other adverse publicity of our new or existing products, or advanced versions of, and enhancements to, these products and applications could have had a material adverse effect on our results of operations.

We had significant fluctuations in our business and our results of operations were unpredictable.

We experienced significant quarterly and annual variations in our results of operations. These variations in our results of operations may have made it difficult for investors to make reliable period-to-period comparisons of our performance or predictions as to our future performance and may have contributed to volatility in our share price.

These variations resulted from a variety of factors, including:

•	the strength of the market for technology products generally;

•	the timing, composition and size of orders from our customers (which may have been impacted by a variety of factors affecting our customers and not directly related to our products and services);

•	market acceptance of our products;

•	the various types of distribution channels we employed, including direct sales and sales through distributors;

•	the timing of new enhancements or product announcements by us and our competitors;

•	our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis, in a cost effective manner and at competitive prices;

•	our ability to anticipate customer needs and demand;

•	delays in the implementation of our solutions by customers;

•	changes in the proportion of service, product and royalty revenues;

•	price and product competition;

•	increases in research and development and selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	political instability in the Middle East;

•	currency exchange rate fluctuations and economic conditions in the geographical areas in which we operated; and

•	the availability of funds to finance implementation of our business plan.

A substantial portion of our expenses, including most product development, selling and marketing expenses, were incurred before revenue was generated. If our projected revenue did not meet our expectations, we were likely to experience a shortfall in our actual operating results.

Historically, our revenues were concentrated in a few large orders and a small number of customers and our business could have been adversely affected if we lost a key customer.

Prior to the transfer of our business activities to SKY in the SKY Transaction, a significant portion of our revenues each year was derived from large orders from a small number of customers, due to strong competition and a relatively limited number of potential customers, consisting of mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers that incorporated our products in their offering to their customers. In 2004, five customers accounted for 48% of our revenues, in 2005 four customers accounted for 47% of our revenues, and in 2006 four customers accounted for 62% of our revenues. The loss of key customers or significant reductions in revenues generated from a key customer would have caused our revenues to decline and made it more difficult for us to achieve profitability.

We depended on certain key technical, development and management personnel. The loss of the services of these employees and our failure to hire new capable employees and replace employees who left us would have had a material adverse effect on our results.

Prior to the transfer of our business activities to SKY in the SKY Transaction, our performance depended, to a significant extent, upon the continued service of certain of our key technical, development and management personnel and on our ability to attract, train and retain highly qualified technical, development and sales and marketing personnel. Competition for these employees can be intense, especially in a number of our key markets and locations, primarily in Israel. The process of locating, training and successfully integrating qualified personnel into our operations may have been lengthy and expensive. The market for the qualified personnel we required is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. We may not have been able to compete effectively for the personnel we needed. The loss of the services of certain of these individuals would have had a material adverse effect on our results. None of our employees had a long-term employment contract.

We were subject to competition in the mobile handset MMI market, and many of our competitors had longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and sales resources than we did.

The mobile handset MMI market is highly competitive and characterized by rapidly advancing technology. Thus, prior to the transfer of our business activities to SKY in the SKY Transaction, we expected competition to increase. We believed that the principal competitive factors in this industry were technological innovation, functionality, reliability, service, reputation, pricing, financial strength, market access and the ability to provide integrated solutions.

In order to maintain and improve our position in the mobile handset MMI market, we had planned to continue to enhance our existing products and to develop new products and applications and product and application extensions. However, by the end of 2005 we had decreased our research and development personnel compared with 2004, a trend that continued in 2006. If we had continued to be unable to retain our research and development personnel, our ability to successfully compete with our competitors by introducing to the market new products and applications and new versions of, and enhancements to, existing products in a timely manner, or at all, may have been adversely affected.

We believed that the main competition in the mobile handset MMI market was from companies that sell the MMI as part of a wider suite of integrated products, including wireless mobile platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG and Agere Systems, Inc., and companies that provide core software for mobile handsets and MMI solutions, such as Sasken Communication Technologies Ltd., IWow Connections Pte Ltd. and Open-Plug. We saw some competition from companies specializing in MMI solutions, such as Digital Airways.

Prior to the SKY Transaction, some of our existing and potential competitors had longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and sales resources than we had. Some of our competitors had well-established relationships with our then-customers and potential customers and had extensive knowledge of our target markets. As a result, they may have been able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than us.

We had expected to face increasing competitive pressures from both competitors at the time and future competitors. Competitive pressures in our markets could have caused us to reduce the prices of our products, which would have resulted in reduced gross profits. We believed that our ability to compete successfully depended on a number of factors, both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We may not, however, have had the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully against our then competitors. If we had failed to compete successfully, our business, financial condition and results of operations would have been materially adversely affected.

We were subject to certain risks relating to the sale of our MMI solution to mobile handset platform and mobile handset software platform vendors and mobile handset manufactures.

  Prior to the transfer of our business activities to SKY in the SKY Transaction, our business strategy was focused on establishing long-term distribution contracts with mobile handset platform and mobile handset software platform vendors and direct licensing and development contracts with these vendors and with mobile handset manufacturers. Our revenue model was based upon receipt of a royalty stream from the embedding of our MMI reference design and MicroKernels in handset products sold by mobile handset manufacturers. We may not have been successful in marketing our MMI solution to mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers. Our mobile handset platform and mobile handset software platform vendor distributors may have been unsuccessful in distributing our MMI solution to their customers. Furthermore, the mobile handset manufacturers may not have succeeded in marketing the handset units containing our MMI solution. In the past, certain of our distributors did not achieve their objectives in marketing their products and this had adversely affected the distribution of our MMI solution (embedded in the distributors’ products) and our royalty revenue. Additionally, the financial condition of any of such mobile handset platform and mobile handset software platform vendors and mobile handset manufactures could have suffered from material adverse changes, which could have resulted in a decrease in orders of our products. If any of the situations described above had occurred, our revenues would have suffered and our results of operations would have been materially adversely affected.

We were exposed to risks associated with international sales, which accounted for 99.9%, 93.2%, 90.9% and 70.4% of our revenues for 2006, 2005, 2004 and 2003, respectively.

Prior to the transfer of our business activities to SKY in the SKY Transaction, a key component of our strategy was to expand operations in existing international markets outside of Israel, and to enter new international markets. Substantially all of our sales were made and were expected to continue to be made, directly or indirectly, in the international markets, with sales in the U.S., Japan, the Far East (excluding Japan) and Europe representing 6.8%, 14.9%, 63.8% and 14.4%, respectively, of our total revenues for 2006; 17.0%, 14.5%, 46.1% and 15.6%, respectively, of our total revenues for 2005; 18.8%, 11.0%, 25.5% and 35.6%, respectively, of our total revenue for 2004; and 16.3%, 9.2%, 11.9% and 33.0%, respectively, of our total revenues for 2003. For additional information see note 13a to our consolidated financial statements, included elsewhere in this annual report.

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

•  burdens of complying with a wide variety of foreign laws; and

•  tariffs and other trade barriers.

Any of these factors could have adversely affected the success of our international operations. In some markets, adaptation of our products to the local culture, language and requirements was critical for local market acceptance of our products and market penetration. We may have incurred substantial costs and experience delays in adapting our products for local markets, and any adapted product may not have achieved market acceptance or generated significant revenues. One or more of these factors may have had a material adverse effect on our business, financial condition and results of operations.

We had risks relating to the long sales cycle for our products. In addition, we were dependent on the success of our customers and their customers in selling such products.

A decision to use our products often entailed a fundamental change in a customer’s product engineering methods, and replacement of a significant part of a customer’s in-house solutions. Consequently, prior to the transfer of our business activities to SKY in the SKY Transaction, we devoted significant marketing efforts to educating potential customers about the benefits of adopting our products. In addition, using RapidPLUS CODE (the code generation module of our RapidPLUS product) involved taking a risk of embedding machine-generated code in an embedded product. Consequently, customers needed to be confident that the generated code functioned correctly and efficiently. Moreover, pursuant to our business model, some of our revenues consisted of royalties received by us from the sale by our customers - mobile handset platform and mobile handset software platform vendors - of their own products in which our MicroKernel software was embedded, rather than from the sale of RapidPLUS licenses, and we expected this trend to continue. Under this model, we were only entitled to receive royalties after such vendors completed manufacturing the mobile platforms and sold them to handset manufacturers, who then developed, manufactured and sold the handsets. As a result of this sales chain, we were exposed to risks relating to our customers’ and their customers’ volume of sales. If our customers and their customers failed to successfully sell their products in which our Rapid applications were embedded, our sales would have significantly decreased, although we would have incurred costs and expenses relating to the development, support, marketing and sale of such applications.

In light of the need to educate a customer about the benefits of our products and convince customers of the reliability of our code generation capability, the critical role software development plays in the customer’s business, the significant costs involved in implementing our products on a large scale within that business and our dependency on sales by our customers and their customers to end users, our sales cycle was relatively long. For sales of our Rapid products directly to mobile handset platform vendors, the sales cycle was typically approximately nine to twelve months (but we did not recognize revenues from royalties until such platform vendors sold their product to handset manufacturers, who then sold the handsets to the end users). For sales of our products to mobile handset manufacturers, the sales cycle was typically six to nine months. Because we did not recognize revenues from royalties until the handsets were sold to end users, any significant sales, marketing, engineering and support expenses that we incurred before we received any revenues generated as a result of these efforts, would have had a material adverse effect on our business, financial condition and results of operations.

We depended on certain proprietary technology.

Prior to the transfer of our business activity to SKY in the SKY Transaction, our business was dependent, to a significant extent, upon our proprietary technology. To protect our proprietary rights, we relied on a combination of copyright, trademark, patent and trade secret laws, together with non-disclosure and other contractual confidentiality procedures, which provide only limited protection. We registered patents in the United States, Israel, Taiwan and China and filed patent applications, which are still pending, in Europe, India, Japan, Hong Kong, South Korea, and Canada in respect of certain aspects of our core technology. These new patents may not be issued or if issued, these patents may be challenged or invalidated, or may not be of sufficient scope or strength to provide meaningful protection or commercial advantage. As part of our confidentiality procedures, we generally entered into non-disclosure agreements with our employees, consultants, distributors and development partners that limit access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, it may have been possible for unauthorized parties to copy our products or to reverse engineer or obtain and use information that we regarded as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States or Israel. Our efforts to protect our proprietary rights may not have been adequate and our competitors may have independently developed technologies that are substantially equivalent or superior to our technologies.

We depended on third-party proprietary technology.

Prior to the transfer of our business activities to SKY in the SKY Transaction, we had relied upon certain software that we licensed from third parties, including software that was integrated with internally developed software and used in our products to perform key functions. Some of this software may have been required to complete the development of products that we had intended to offer. These third-party providers may not have remained in business or continued to support their technology and their technology may not have otherwise been available to us on commercially reasonable terms. The loss of, or inability to maintain or obtain any of, the software licenses we relied upon could have resulted in delays or cancellations in product shipments until equivalent software could have been identified and licensed or developed and integrated with our products. Any such delay or cancellation could have had a material adverse affect on our business, financial condition and results of operations.

We may not have been able to enforce against our employees and subcontractors covenants not to compete and therefore may have been unable to prevent our competitors from benefiting from the expertise of some of our former employees and subcontractors.

Prior to the SKY Transaction, we had non-competition clauses in the employment agreements of nearly all of our employees, including all of our key employees. The provisions of such clauses prohibited our employees and subcontractors, if they ceased working for us, from directly competing with us or working for our competitors. Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the competitive activities of the former employees will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees or sub-contractors had chosen to work for one of our competitors, we may have been unable to prevent our competitors from benefiting from the expertise of our former employees and sub-contractors obtained from us, if we had not been able to demonstrate to the court that one of such material interests of the company would have been harmed.

We were subject to risks associated with joint development projects.

Prior to the transfer of our business activity to SKY in the SKY Transaction, we had joined other companies in joint development projects. We undertook certain risks when we entered these joint development projects. These risks included:

•	loss of control over the development of aspects of a jointly developed product;

•	loss of control over timing of any module/product introduction and availability; and

•	disputes concerning rights with respect to any technology used or developed in the joint development process.

We benefited from government programs and tax benefits that may have been discontinued or reduced.

Prior to the transfer of our business activity to SKY in the SKY Transaction, we benefited from programs sponsored by the Government of Israel for the support of research and development and marketing, as well as favorable tax rates available to “Approved Enterprises” in Israel. To be eligible for these programs and tax benefits, we must have continued to meet certain conditions, including reaching certain revenue and export levels. Had we failed to meet these conditions, we could have been required to refund tax benefits that we expected to receive. In addition, the Government of Israel has reduced the benefits available under a number of government sponsored programs and has indicated its intention to further reduce benefits in the future. On April 1, 2005, an amendment to the applicable law regarding Approved Enterprise programs came into effect. Among others, this amendment proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under such law. While existing entitlement to tax benefits under programs approved in the past was not affected by the abovementioned amendments, future requests we may have submitted for the expansion of our Approved Enterprise programs or for new programs may not have been approved. The termination or reduction of these tax benefits could have affected our ability to get approvals for expanded or new programs.

The termination or adverse modification of these programs or our inability to take advantage of them would have caused the costs of our operations in Israel to materially increase and resulted in an adverse effect on the results of our operations as a whole. To the extent that we had increased our activities outside of Israel, increased activities generally would not have been eligible for benefit programs sponsored by the State of Israel. Accordingly, the effective cost of our future research and development activities in particular, and our operations in general, could have significantly increased.

Because we had received grants from the Office of the Chief Scientist, we were subject to ongoing restrictions that limited the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders were required to undertake to observe such restrictions.

We had received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel, or the Office of the Chief Scientist, in an aggregate amount of approximately $2.3 million through January 31, 2007.  According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless prior approval of a governmental committee is obtained.  As a condition to obtaining this approval, we may have been required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we were prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee. Until a 2005 amendment to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law, we were entirely prohibited from transferring such technology to third parties outside of Israel, but the limited scope of exceptions to this rule would have continued to impose severe restrictions on our ability to transfer our technology and any rights to such technology abroad. Any non-Israeli who became a holder of 5% or more of our outstanding ordinary shares was required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

The price of our ordinary shares was highly volatile.

The price of our ordinary shares used to fluctuate significantly. For example, the price has ranged from $38 per share in March 2000 to $0.07 per share in October 2002. On January 31, 2007, the price was $0.03 per share. During the years ended January 31, 2006 and January 31, 2007, our daily trading volume was, on average, only 18,390 and 6,591, respectively, ordinary shares per day, which has increased the volatility of the trading price of our shares.

The price of our ordinary shares used to fluctuate in response to a number of events and factors, including:

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

Any of these events may have caused our share price to decline, which may have adversely affected our ability to raise funds through the issuance of ordinary shares.

Our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased.

Risk Factors Relevant Both Before and After Consummation of the SKY Transaction

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

In 2003, 2004 and 2006, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. During 2005, however, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We do not engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

We were subject to risks of product defects as well as other potential liability and continue to be liable for such defects following the SKY Transaction.

As a result of their complexity, software products, including those we developed and marketed prior to the transfer of our business activities to SKY in the SKY Transaction, may contain undetected errors or compatibility problems, particularly when first introduced or when new versions of, and enhancement to, our existing products were released. Errors may not have been detected in new products or applications or in new versions of, or enhancements to, our existing products until after they had been shipped, despite our testing, as well as the testing and use by customers and potential customers. These errors could have resulted in the loss of, or delay in, market acceptance of our products, which could have had a material adverse effect on our business, financial condition and results of operations.

The products we developed and marketed may be used for applications in mission-critical business systems where the failure of our products could result in substantial economic loss to our customers. Our license and other agreements with our customers typically contained provisions designed to limit our exposure to potential product liability and other claims. However, the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. Although we have not experienced any product liability or economic loss claims to date, the conduct of our business entailed the risk of such claims. Product liability claims or claims for economic loss brought against us in the past in excess of, or outside the limits of, our insurance coverage, or a product recall involving our software, could have had a material adverse effect on our business, financial condition and results of operations. Following the consummation of the SKY Transaction, we did not renew our errors and omissions insurance policy, although we may still be exposed to damages that may have or may be incurred prior to August 31, 2006 in connection with products sold and services provided by us prior to the SKY Transaction.

Following the transfer of our business operations and intellectual property to SKY in the SKY Transactions, we continue to assume the risk of product liability claims for all services provided and products sold or licensed prior to August 31, 2006, although if a claim or demand can be satisfied by SKY providing additional software support or software upgrades or by the granting of a non-exclusive license in the ordinary course of business consistent with the past practices and at no additional cost to SKY, we will not have any liability towards SKY for such claims or demands. If SKY does not reimburse us for costs and expenses that may be incurred by us with respect to damages that occurred after August 31, 2006, we may be adversely affected.

We may have become and could still become subject to litigation regarding alleged infringement of third-party intellectual property rights.

Third parties have in the past asserted, and may in the future assert, against us, claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For instance, in 2002, one of our competitors alleged that certain features of the RapidPLUS Express product that we developed breached that party’s copyright, a claim we believe to be without merit and which has not been pursued by that competitor. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to the products that we developed and marketed prior to the SKY Transaction. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others, even following the transfer of our intellectual property to SKY in the SKY Transaction. In addition, had any of these actions arisen prior to the SKY Transaction, we may have had to seek licenses for the use of third parties’ intellectual property rights. These licenses may not have been available to us on reasonable terms or at all.

In addition, if we decide to litigate any claims against us, the litigation could be expensive and time consuming and, prior to the SKY Transaction, could have resulted in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, regardless of merit, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

We have a history of operating and net losses and may not achieve profitability.

We have incurred significant operating and net losses in every fiscal year since our inception and expect to continue to incur losses in the future. As of January 31, 2006, we had an accumulated deficit of $48 million. Our net loss of $2.9 million for 2005 represented an increase of 8% compared with our 2004 net loss. As of January 31, 2007, we had an accumulated deficit of $51 million. Our net loss of $3.8 million for 2006 represented an increase of 33% compared with our 2005 net loss. We expect to continue to incur operational and net losses through the consummation of a business combination and possibly thereafter.

Because our ordinary shares are quoted on the pink sheets and their trading may become subject to the SEC’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited.

Because we did not file our annual report for the year ended January 31, 2006 with the SEC by September 5, 2006, on September 7, 2006, our ordinary shares were removed from trade on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers, or OTCBB. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “ESIMF.PK.” The market for shares quoted on the Pink Sheets is typically less liquid than that for shares listed on the OTCBB. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are quoted on the pink sheets, which could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

The Belzberg Family is able to influence matters requiring shareholder approval.

As of July 15, 2007, Marc Belzberg, formerly our Chairman of the Board of Directors and Chief Executive Officer, beneficially owned, along with his affiliates, or the Belzberg Family, over 50% of the outstanding ordinary shares of our company (including options that are exercisable on the date hereof or within 60 days after the date hereof). The Belzberg Family has the ability to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions (other than certain transactions, the approval of which may require the vote of certain minority shareholders, in accordance with applicable Israeli law). Such concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price. See “Item 7. Major Shareholders and Related Party Transactions.”

We are located in the State of Israel, which entails various risks.

We are incorporated under the laws of the State of Israel and our office is located in Israel. We are influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions has created additional unrest and uncertainty, included armed conflict between the Hamas movement and the Fatah movement. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel and the mobilization of a substantial portion of Israel’s military reserves, and negatively affected business conditions in Israel. In addition, over the last seven years, and more significantly in 2007, Palestinian militants have been firing rockets from the Gaza strip to the neighboring southern part of Israel. Furthermore, several countries restrict business with Israeli companies. There is no assurance that security and political conditions will have no impact on our business in the future. We could be adversely affected by any future armed conflict, political instability or by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

In addition, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have a material adverse effect on us.

Finally, all nonexempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform annual military reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees, including those in key positions, have been called up in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers, directors or key employees due to military service. Any such disruption could adversely affect our operations.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the approval of a majority of each class of securities of the target company is required to approve a merger. Another example is that in certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already another 25% or a 45% shareholder of the company, respectively). If, following any acquisition of shares, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire such 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company. The described restrictions could prevent or make more difficult an acquisition of us even if such an acquisition would be considered beneficial by some of our shareholders, which could depress our share price.

Also, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders.

See “Item 6. Directors, Senior Management and Employees - Management - Board Practices - Approval of Specified Related Party Transactions Under Israeli Law - Shareholder Duties,” and “Item 10. Additional Information - Memorandum and Articles of Association - Provisions Affecting a Potential Change of Control” and “Israeli Taxation and Investment Programs” for a further discussion of this risk factor.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 6. Directors, Senior Management and Employees - Management - Board Practices - Approval of Specified Related Party Transactions Under Israeli Law - Shareholder Duties” for additional information concerning this duty.

Item 4

INFORMATION ON THE COMPANY

(A) History and Development of the Company

e-SIM Ltd., formerly known as Emultek Ltd., was incorporated as a corporation under the laws of the State of Israel in 1989, and commenced operations in 1991 as a software development and consultation company.

Our corporate headquarters are located at 60 Ester Hamalka, Modiin, Israel, and our telephone number is 972-8-970-8000. In 1996 we established a wholly-owned subsidiary in the United States, e-SIM, Inc., a Delaware corporation, which ceased operations during February 2006. In 1998, we established a wholly-owned subsidiary in Japan, e-SIM Japan Ltd. On August 30, 2005, e-SIM Japan Ltd. ceased operations. In 1999, we established a wholly-owned subsidiary in France, e-SIM Europe SARL. On February 1, 2003, e-SIM Europe SARL ceased operations.

We completed our initial public offering in July 1998, and began trading on the American Stock Exchange. Our name was changed from Emultek Ltd. to e-SIM Ltd. in June 1999. In March 2000, we changed our listing to the NASDAQ National Market, or NASDAQ, and our ordinary shares were traded on NASDAQ under the symbol “ESIM.” In February 2002, our ordinary shares were delisted by NASDAQ as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares was subsequently conducted in the over-the-counter market, or the OTCBB, under the symbol “ESIM.OB”. On August 4, 2006, the Company was notified by the OTCBB that if the Company did not file with the SEC its annual report for the year ended January 31, 2006 by September 5, 2006, the Company’s shares would be removed from the OTCBB effective September 7, 2006. As of September 7, 2006, the Company's shares are no longer listed on the OTCBB. Trading in our ordinary shares is currently conducted on the Pink Sheets, under the symbol “ESIMF.PK”.

In 1998, we changed our fiscal year, and since then our fiscal year ends on January 31, instead of December 31.

Prior to the SKY Transaction, our primary business was providing man-machine interface, or MMI, solutions for mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers. Our MMI reference design and line of RapidPLUS development tools, in addition to our customization, training, development and consulting services, were designed to allow our customers to more easily and quickly develop the MMI for the new handsets they planned to introduce to the market, thus making us a comprehensive service provider in the field of MMI for the mobile handset market.

The revenues we derived from contracts with mobile handset platform and mobile handset software platform vendors and with mobile handset manufacturers were comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels for each handset into which one of our MMI reference designs, or MicroKernel, was integrated and service revenue from customization, training, support and maintenance, development and consulting services. As part of this strategy, distribution of certain of our products was conducted by the mobile handset platform and mobile handset software platform vendors who were our customers, who then either offered to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or referred such customers to us directly.

Despite changes to our business model, we were not successful in generating the revenues necessary to satisfy our liabilities and we continued to incur losses. As a result, during 2005 we reduced our workforce and effected a 5% reduction in salaries of most of our remaining staff and reduced research and development and marketing activities. However, in light of our lack of liquid assets and our inability to consummate either an investment in us or a strategic partnership with us, to substantially restructure our outstanding debt to certain banks or to raise additional capital, in our financial statements filed on July 2005 for the year ended January 31, 2005, there was substantial doubt as to our ability to continue as a going concern.

Even after reducing our cash use, our operating expenses exceeded revenues, net of cost of revenues. Throughout 2005 and the first two quarters of 2006, our cash and cash equivalent balances, cash flows from operations and grants from the Office of the Chief Scientist, the Israeli-U.S. Bi-national Industrial Research and Development Foundation, or BIRD Foundation, and the Fund for Encouragement of Marketing Activities Abroad were insufficient to meet our debts and obligations and our cash needs for working capital and capital expenditure. In this period we also continued to reduce our workforce.

Between September 2005 and February 2006, all members of our Board of Directors resigned. Among the resigning directors were the two external directors and the other member of the Audit Committee.

In January 2006, Messrs. Yaron Eldad, Reuven Kleinman and Uri Yaffe, who were then our Chief Operating Officer, Vice President for Marketing and Business Development, and Senior Vice President for Corporate Sales, respectively, agreed to join the Board of Directors in order to enable the continued operation of our business and continue our efforts to raise capital. Although we identified and negotiated with several potential investors, we were unable to consummate a capital investment in us thereafter.

SKY Transaction

In September 2006 we entered into the SKY Transaction with SKY, a provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players, for the sale to SKY of substantially all of our assets for the Purchase Price. The SKY Transaction was consummated on February 7, 2007. The transaction was subject to several closing conditions, among others, the consent of certain of our then customers, the consent of SKY’s shareholders to the SKY Transaction, and negotiations with employees on the terms of employment agreements, which were completed by the date of consummation.

The SKY Shares we received as part of the Purchase Price have been deposited by SKY with an escrow agent until February 7, 2008. SKY has the option to repurchase all or any of the SKY Shares by August 6, 2007, for cash, at the higher of the SKY Shares Valuation or the fair market value as determined by the parties. We have agreed with SKY that if we cannot agree with SKY on a fair market value, an appraiser will be appointed to determine such value.

At an extraordinary general meeting of shareholders held on November 17, 2006 and reconvened on November 22, 2006, our shareholders approved: (i) the SKY Transaction, (ii) a certain bonus paid to Messrs Eldad, Kleinman and Yaffe, our directors at that time in connection with their efforts to consummate the SKY Transaction, or the SKY Bonus, as more fully discussed in “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions- Interests of Management in Certain Transactions”, and (iii) the Belzberg Settlement.

Capital Expenditures

For a description of our principal capital expenditures, please see note 4 to our consolidated financial statements, included elsewhere in this annual report.

(B) Business Overview

Since the sale to SKY of substantially all of our assets in February 2007, all of our business activities were assumed by SKY. We currently conduct no business activity. Our plan of operation has been to explore the best course of action for us, including to attempt to effect a business combination with a domestic or foreign, private or public operating entity.

We are seeking opportunities for a business combination with an entity that will contribute to the combined company cash and operations. We anticipate that such business combination will be consummated through the purchase by us of an operating entity or its assets in consideration for the issuance by us of shares. It is not possible at this time to predict when, if ever, we will enter into such business combination or what will be the industry, operating history, revenues, future prospects or other characteristics of any such company. Without limiting the foregoing, we will also seek opportunities to sell the SKY Shares. If we are successful in selling the SKY Shares, we will consider either distributing the proceeds to our shareholders (subject to applicable law) or using the proceeds to consummate a business combination.

OUR PAST OFFERINGS

Prior to the consummation of the SKY Transaction, our offering for the mobile handset market was comprised of the following components, which we either licensed as stand-alone products or services or as part of an MMI solution:

•	the RapidPLUS product, which enables the customer to develop and simulate MMIs, as well as to generate code and documentation;

•	the MMI reference design, which is customizable, modular and scalable;

•	the Rapid MicroKernel, which is a software component located in the handset required in order for the MMI generated by RapidPLUS to run; and

•
customization tools to customize the MMI reference design during development or in the post-development stage. These customization tools do not require use of any programming language, and can therefore be used by a wider range of application developers. These tools were usually offered together with the MMI reference design.

As part of our offering, we also provided our customers with consulting and engineering services, as well as training and support for their staff and customers. We also resold certain third party applications, which complement our product line.

Prior to the consummation of the SKY Transaction, we continued, in a limited manner, to service the licensing agreements we still had for providing simulation-based technology for use in the design, development, documentation, promotion, customer support and training of other interactive electronics products and systems using our RapidPLUS product line.

RapidPLUS

RapidPLUS is a suite of integrated software tools for design, simulation and development of embedded product MMI. We sold RapidPLUS toolset in several packages, including RapidPLUS Xpress, RapidPLUS/CODE, RapidPLUS/DOC, RapidCBT and RapidPLUS Web Studio. Each of these packages served a different part of the product’s life cycle, based on the initial product simulation.

In addition to licensing the RapidPLUS CODE software tool, we charged our customers a licensing fee for each customer product shipped embedded with the MicroKernel.

MMI Reference Design

We licensed our MMI reference design to mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers as a basic application, which can be customized to create the final MMI application for the customer’s handset. As a key element of our mobile handset MMI solution, the MMI reference design provides the blueprint for the eventual creation of the user interface of the mobile handset. The MMI reference design is a mobile handset MMI application, including most of the required functionality for a feature phone. It is a modular, customisable, scalable and is provided in source code format. The MMI reference design can be adapted and further developed by use of RapidPLUS and our customization tools to add functionality as may be required by the customer.

Customization Tools

We licensed a set of customization tools to mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers. Our customers were able to use such tools to customize the look, feel and language settings of their MMI, which is based on our MMI reference design. These tools were usually offered together with the MMI reference design.

Principal Markets

Prior to the consummation of the SKY Transaction, we targeted the following markets:

Mobile Handset Platform, Mobile Handset Software Platform and Mobile Handset Manufacturing Market

Our MMI solution was targeted at the following markets:

•	Mobile handset hardware platform suppliers;

•	Mobile handset software platform suppliers; and

•	Mobile handset manufacturers.

We received revenue from licensing our RapidPLUS software, MMI reference design, customization tools and MicroKernels. The amount of revenue earned was dependent on the success of our customers in marketing their platform reference design, with our MMI solution, to their customers.

Research and Development

Prior to the transfer of our business activities and intellectual property to SKY in the SKY Transaction, we devoted a significant portion of our personnel and financial resources to research and development of our core technology and to customer projects developed based on this technology. During 2006, 5 out of 28 of our research and development staff left us and we hired one new employee. As of January 31, 2007 we had 24 employees in research and development department. Following the SKY Transaction we have no research and development employees.

Our core technology, products and applications were developed in our research and development facility in Israel. Product development teams included experts in computer science, electronic engineering, advanced mathematical techniques, computer graphics, physics and other fields. Our research and development efforts were financed primarily by revenues and cash flows from operations, equity investments, borrowings from banks and other parties and governmental and other grants, such as the programs sponsored by the Office of the Chief Scientist and the BIRD Foundation.

As of January 31, 2006, our research and development department consisted of 19 software developers, five product testers, one technical writer, one systems manager, one general assistant and our Vice President of Research and Development. As January 31, 2007, our research and development department consisted of 15 software developers, one product tester, four technical writers, one systems manager, two general assistants and our Vice President of Research and Development. The research and development department was divided into two major teams: RapidPLUS core technology, including code generation, and MMI, each headed by a team manager who reports to our vice president of research and development. In addition, we employed a Chief Scientist who reported directly to our chief executive officer and was responsible for the planning and design of future architecture and development of our products, based on requirements defined by our marketing department. As part of the SKY Transaction, the majority of our employees involved in research and development were hired by SKY. We currently have no research and development employees.

Government and Other Grants

Generally, grants from the Office of the Chief Scientist in the Israeli Ministry of Trade and Industry constitute up to 50% of certain research and development expenses for the development of products intended for export. Under the terms of the Office of the Chief Scientist for participation in these programs, a royalty at a rate of 3.5% to 5% of the sales of products developed in, and related revenues generated by, a project funded by the Office of the Chief Scientist must be paid as sales of these products commence. The royalty payments end when 100% to 150% of the grant is repaid in NIS linked to the dollar and bearing interest at the rate of six-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products developed through the financing of the Office of the Chief Scientist and in the absence of sales, no royalty payment is required. Through January 31, 2007, we obtained grants from the Office of the Chief Scientist in the aggregate amount of approximately $2.3 million for certain of our research and development projects and paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of approximately $2 million. As of January 31, 2007, the aggregate amount of our contingent obligation to the Office of the Chief Scientist was approximately $672,000.

Some of the accrued royalties to the Office of the Chief Scientist and the Fund for Encouragement of Marketing Activities Abroad were not paid when due. In May 2006, we reached a settlement regarding payments to the Office of the Chief Scientist. Pursuant to the SKY Transaction, SKY assumed $500,000 (Five Hundred Thousand United States Dollars) of our liability to the Israeli Office of the Chief Scientist incurred prior to August 31, 2006. In November 2006 we reached an agreement with the Office of the Chief Scientist whereby all royalty payments due from us after August 31, 2006 have been transferred to SKY. For additional information concerning the terms of this renegotiated settlement, see “Item 5. Operating and Financial Review and Prospects - Research and Development, Patents and Licenses - Research and Development Grants.”

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

Through January 31, 2007, we obtained grants in the aggregate of $778,000 from the Fund for Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. As of January 31, 2007, the aggregate amount of the contingent obligation to the Fund for Encouragement of Marketing Activities Abroad was $671,000.

Through January 31, 2007 we received grants in the aggregate amount of approximately $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products, referred to as the development packages, resulting from the research and development which the BIRD Foundation funded. The payments are of $250 for each development package per license and $2,500 for each development package of products per site. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar and the U.S. Consumer Price Index.

Through January 31, 2007, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of approximately $275,000. As of January 31, 2007, the aggregate amount of the contingent obligation to the BIRD Foundation was approximately $315,000. In October 2006, we reached an agreement with the BIRD Foundation whereby all royalty payments due from us after August 31, 2006 have been transferred to SKY.

Revenue Sources

Prior to the transfer of our business activities to SKY in the SKY Transaction, we generated revenue primarily from RapidPLUS license fees, MMI reference design license fees, professional service fees, support contracts fees and runtime licensing fees. We also generated revenue from fees related to sales of mobile handsets embedded with our state machine MicroKernel. The contracts we entered into with mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers were structured so that runtime licensing fees would become a significant revenue stream if sales by the customer were successful.

RapidPLUS License Fees

RapidPLUS license fees were generated by license agreements providing our customers with the right to use our RapidPLUS products on a non-exclusive basis, including our RapidPLUS CODE, RapidPLUS DOC, RapidPLUS Web Studio, RapidPLUS Xpress and RapidCBT.

MMI Reference Design License Fees

We typically charged a license fee to each customer who licensed our MMI reference designs or one of their derivatives. This fee was in addition to the royalty fee we charged for embedding the MMI reference design or MicroKernel with the customer’s product, as described below.

Runtime Licensing Fees

We charged runtime license fees for the embedding of our MMI reference designs or MicroKernel in each product sold by a customer. MicroKernel Code generated by RapidPLUS/Code requires the state machine MicroKernel to run in the embedded application. This method of charging is common in our industry.

Professional Service Fees

Our technical services team generated revenue from MMI contract development and consulting and from the mentoring and training of users of our products. Charges were based on price lists, specific contracts or per-period fees.

Support Contract Fees

With license agreements for our RapidPLUS products, customers typically purchased a one-year service agreement that provided them with customer support and enabled them to receive periodic updates and new releases of the licensed products. The customer may have elected to renew the agreement each year.

Resale Fees

We resold the software of third parties, such as Jataayu Software (P) Ltd. and Tegic Communications, Inc., which was bundled into our MMI.

Sales and Marketing

Prior to the transfer of our business activities to SKY in the SKY Transaction, our sales were based on a global sales organization with a mixture of direct and indirect sales.

We had several distribution agreements in the U.S., Europe and Asia, on exclusive and non-exclusive bases. Distributors were supported and trained by our local and Israel-based personnel. In many cases we actively participated in the sales process of our distributors. We sought to combine the expertise of our personnel and knowledge of the product and the target markets with the local distributor’s knowledge and contacts with the local market, as well as their familiarity with the local business culture.

The following table sets forth sales to our principal distributors and original equipment manufacturers, referred to as OEMs, as percentages of our total revenues for the years ended January 31, 2004, 2005, 2006 and 2007:

	Year ended January 31,
Name of Distributor or OEM	2004	2005	2006	2007
Freescale	8%	9%	31%	19%
Tatung	-	7%	3%	11%
Nippon Systemware	1%	3%	2%	6%
Yamagata	-	-	-	5%
IXI	28%	3%	5%	-
Quasar	-	1%	2%	-
Tepco Uquest	1%	2%	-	-
Virtual Products International	1%	1%	-	-

The decrease in sales to distributors in 2004 and the subsequent increase in sales to OEMs in 2005 and 2006 were primarily attributable to the implementation of a business model pursuant to which we devoted most of our resources and focused our efforts on sales to mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers, who were our OEMs. As a result, we devoted fewer resources compared with prior years to sales to distributors in the embedded systems markets. In 2005 and 2006, most of our revenues were derived from direct sales of products and services to our customers.

Our revenues were derived mainly from licensing our products and providing maintenance and service. The following table presents the sources of our revenues by category of activity for the years ended January 31, 2003, 2004, 2005 and 2006:

	Year ended January 31,
	2004	2005	2006	2007
		(in thousands)
Revenues:
Products	$1,529	$1,404	$1,158	$634
Services	2,682	2,831	2,207	1,207
Royalties	290	850	800	665
Total	$4,501	$5,085	$4,165	$2,506

The following table presents total revenues attributed to geographic segments based on the location of the customers for the years ended January 31, 2004, 2005, 2006 and 2007 and long-lived assets as of January 31, 2004, 2005, 2006 and 2007:

	2004		2005		2006		2007
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
	(In thousands)
Israel	$1,333	$399	$462	$366	$285	$277	$3	$264
Far East*	535	-	1,295	-	1,921	-	1,598	-
Japan	414	20	562	12	603	-	375	-
U.S.	732	21	957	11	710	4	171	-
Europe	1,487	-	1,809	-	646	-	359	-
Total	$4,501	$440	$5,085	$389	$4,165	$281	$2,506	$264

*Excluding Japan.

The following table presents our main customers, by percentage of revenues for the years ended January 31, 2004, 2005, 2006 and 2007:

	Year ended January 31,
Customer	2004	2005	2006	2007
Giant	-	-	-	27%
Freescale	8%	9%	31%	19%
Tatung	-	7%	3%	11%
Nippon Systemware	1%	3%	2%	6%
Yamagata	-	-	-	5%
Sprint	2%	6%	1%	1%
IXI	28%	3%	5%	-
DSPG	-	5%	2%	-
Alcatel	9%	2%	2%	-
Panasonic	5%	1%	1%	-
Texas Instruments	10%	21%	-	-

Dependence on Third Party Rights

Until consummation of the SKY Transaction, we relied on certain software that we licensed from third parties, including software that is integrated with internally developed software and that was previously used in our products to perform key functions.

Competition

Prior to the transfer of our business activities to SKY in the SKY Transaction, we believed that the main competition in the mobile handset MMI market was from companies that sell the MMI as part of a wider suite of integrated products, including mobile handset platform and mobile handset software platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG, Agere Systems, Inc., Qualcomm Inc., MediaTek Inc. and companies that provide core software for mobile handsets and MMI solutions, such as TTPCom Ltd. (recently acquired by Motorola), Open-Plug and Sasken Communication Technologies Ltd. We also saw some competition from companies specializing in MMI solutions such as Digital Airways. We believed that the principal competition for our products came from software development solutions that were developed in-house by our customers or potential customers, rather than those purchased from independent software vendors like us. We believed that many organizations that developed their software solutions in-house had better familiarity with their systems and substantial internal programming resources with the capability to develop specific solutions for their needs. A customer’s decision to use our products may have involved a fundamental shift in the software development process used by that customer. Consequently, we needed to persuade many potential customers to replace their in-house solutions, into which substantial resources had been invested, with our products.

Following the consummation of the SKY Transaction, we expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions and blank check companies, in our efforts to successfully consummate a business combination. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete in acquiring certain sizable target businesses may be impeded by the fact that we have limited financial resources and personnel. In addition, our history of operations and potential exposures relating to these previous operations may limit our ability to consummate a business combination that will be beneficial to our current shareholders. These competitive and other limitations give others an advantage in pursuing the acquisition of certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating and consummating a business combination.

(C) Organizational Structure

We do not have significant subsidiaries.

(D) Property, Plants and Equipment

We do not currently lease any office space. Under the agreement with SKY, we use space leased by the Israeli subsidiary of SKY. During the years ended January 31, 2006 and 2007 we paid aggregate lease amounts of $139,000 and $132,000, respectively, for all the properties used by us during such years.

As of July 15, 2007, we leased 2 cars, one until August 2007 and the other until June 2009. Our average monthly lease payment is $1,859. In the year ended January 31, 2007, we had leased 33 cars and the sum of our annual lease payments for cars was approximately $293,000.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

Item 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

The following discussion of our financial conditions and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

Overview

Prior to the sale of all of our business operations and assets to SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd., or, together, SKY, including our intellectual property, or the SKY Transaction, our primary business was providing MMI solutions for mobile handset platform and mobile handset software platform vendors and mobile handset manufacturers. Our MMI reference design and line of RapidPLUS development tools, in addition to our customization, training, development, support, maintenance and consulting services, was designed to allow our customers to more easily and quickly develop the MMI for the new handsets they planed to introduce to the market, thus making us a comprehensive service provider in the field of MMI for the mobile handset market. Following the SKY Transaction, we are not currently engaged in any business operations. Since the consummation of the SKY Transaction, we have been seeking opportunities for a business combination with an entity that will contribute to the combined company cash and operations. We anticipate that such business combination will be consummated through the purchase by us of an operating entity or its assets in consideration for the issuance by us of shares. In spite of the foregoing, we will seek opportunities to sell the SKY Shares, which are scheduled to be released from escrow on February 7, 2008. If we are successful in selling the SKY Shares, we will consider either distributing the proceeds to our shareholders (subject to applicable law) or using the proceeds to consummate a business combination.

Most of our revenues for 2005 and 2006 derived from customers related to the mobile handset market. We had long-term distribution contracts with mobile handset platform, and mobile handset software platform vendors and direct licensing and development contracts with these vendors and with mobile handset manufacturers. The revenues we derived from these contracts comprised of license fees relating to the licensing of our RapidPLUS tools, license fees for our MMI reference designs, royalty fees relating to the licensing of our MMI reference designs and MicroKernels and service revenue from customization, training, development, support and maintenance and consulting services. Under this business model, we received a royalty payment for each handset into which one of our MMI reference designs or MicroKernel was integrated. As part of this strategy, distribution of certain of our products was conducted by the handset platform vendors who were our customers, who then would either offer to their customers - the handset manufacturers - our MMI solution as part of their platform offering to the handset manufacturers or refer such customers to us directly. In connection with our entering into a letter of intent relating to a potential business combination in June 2006, we received from SKY a bridge loan in the amount of $700,000. Prior to the consummation of the SKY Transaction, SKY extended to us additional bridge loans in an aggregate amount of $800,000.

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

Revenue recognition

Prior to the consummation of the SKY Transaction, we derived our revenues from license fees of our products, maintenance and support, royalties and from rendering services, including consulting, software customization, implementation, and training. We sold our products through our direct sales force and indirectly through resellers, which were considered end-users. We also generated revenues from providing full electronic product simulation, and from fees deriving from usage of the simulation.

We accounted for software sales in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended (“SOP 97-2”). SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements be allocated to each element based on the relative fair value of the elements. In addition, we have also applied Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

Revenue from license fees was recognized when persuasive evidence of an agreement existed, delivery of the product had occurred, the fee was fixed or determinable, collection was probable and no further obligations existed.

Maintenance and support revenue included in multiple element arrangements was deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) was determined based on the price charged for the undelivered element when sold separately.

We were entitled to royalties upon some of the licensing agreements for the software tools and to fees upon usage of the product simulation by the end-users. Revenues from royalties and usage fees were recognized when such revenues were reported to us.

Arrangements for the sale of software licenses that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential to the functionality, the revenue allocable to the software services is recognized as the services are performed. When services are considered essential to the functionality, contract accounting is applied in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenue.

Contingencies

From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Equity-based compensation expense

We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” beginning February 1, 2006. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted. See further discussion below under “-Adoption of new accounting standard.”

Adoption of new accounting standard

Accounting for equity-based compensation

Effective February 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment,” using the modified-prospective-transition method. Under this transition method, stock-based compensation expense for the year ended January 31, 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of February 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expenses for all stock-based compensation awards granted subsequent to February 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-based compensation awards based on the market value of the underlying shares at the date of grant.

As a result of adopting Statement 123(R) on February 1, 2006, our loss before income taxes and net loss for the year ended January 31, 2007, was $218,000 higher than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted loss per share for the year ended January 31, 2007 was $0.01 higher, than if we had continued to account for share-based compensation under Opinion 25.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 will be effective for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 and has not determined what impact, if any, it will have on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 “Fair Value Measurements,” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact of SFAS No. 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial position and results of operations.

Results of Operations

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations for the four most recent years:

	Year ended January 31,
	2004	2005	2006	2007
Revenues:	(In thousands, except share and per share data)
Products	$1,529	$1,404	$1,158	$634
Services	2,682	2,831	2,207	1,207
Royalties	290	850	800	665
	4,501	5,085	4,165	2,506

Cost of revenues:
Products	122	159	144	349
Services	1,983	1,979	1,112	1,034
	2,105	2,138	1,256	1,383

Gross profit	2,396	2,947	2,909	1,123

Operating costs and expenses:
Research and development, net	1,560	1,728	2,481	1,999
Selling and marketing, net	1,867	1,758	1,541	1,139
General and administrative	1,884	1,799	1,652	1,259

Total operating costs and expenses	5,311	5,285	5,674	4,397

Operating loss	2,915	2,338	2,765	3,274
Financial and other expenses, net	1,333	319	103	557

Net loss	$4,248	$2,657	$2,868	$3,831

Basic and diluted net loss per share	$0.36	$0.12	$0.11	$0.15

Weighted average number of shares used in computing basic and diluted net loss per share	11,963,056	22,158,097	25,418,972	25,423,023

The following table sets forth, for the periods indicated, line items from our consolidated statements of operations as percentages of our revenues for the four most recent years:

	Year ended January 31,
	2004	2005	2006	2007
Revenues:
Products	34.0%	27.6%	27.8%	25.3%
Services	59.6%	55.7%	52.9%	48.2%
Royalties	6.4%	16.7%	19.3%	26.5%
	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Products	2.7%	3.1%	3.5%	13.9%
Services	44.1%	38.9%	26.7%	41.2%
	46.8%	42.0%	30.2%	55.1%

Gross profit	53.2%	58.0%	69.8%	44.9%

Operating costs and expenses:
Research and development, net	34.7%	34.0%	59.6%	79.8%
Selling and marketing, net	41.4%	34.6%	37.0%	45.4%
General and administrative	41.9%	35.4%	39.7%	50.3%
Total operating costs and expenses	118.0%	104.0%	136.3%	175.5%

Operating loss	64.8%	46.0%	66.5%	130.6%
Financial and other expenses, net	29.6%	6.3%	2.5%	22.2%
Net loss	94.4%	52.3%	69.0%	152.8%

Geographic Distribution

The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from each of the regions identified:

	Year ended January 31,
Region	2004	2005	2006	2007
Far East*	12%	25%	46%	64%
Japan	9%	11%	15%	15%
Europe	33%	36%	15%	14%
U.S.	16%	19%	17%	7%
Israel	30%	9%	7%	-

* Excluding Japan

2006 Compared with 2005

Revenues. Revenues for 2006 decreased 40% to $2.5 million, compared with $4.2 million in 2005. The reduction in revenues resulted from our inability to raise funds that were required for our working capital, which caused us to reduce our work force, including our sales and marketing force and expenses, which resulted in a reduced number of agreements entered into with new customers. As we currently have no operations, we cannot at this time provide information about trends.

Product revenues for 2006 decreased by 45% to $634,000, compared with $1.2 million in 2005. This decrease is primarily attributable to the reasons described above.

Revenues from services decreased by 45% in 2006 to $1.2 million, compared with $2.2 million in 2005. The decrease in revenues from services was primarily attributable to the reasons described above, as well as a reduced number of agreements for renewal of support and maintenance services executed during 2006.

Revenues from royalties decreased by 17% to $665,000 in 2006, compared with $800,000 in 2005. The decrease in revenues from royalties was primarily attributable to the decrease in the number of units sold by one of our major customers, which units incorporate our technology.

Cost of Revenues. Cost of revenues consisted primarily of the salaries of our technical support staff, subcontracted work, certain software and hardware tools we had purchased for a certain customer, expenses related to projects, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging.

Cost of product revenues increased 143% in 2006 to $349,000, compared with $144,000 in 2005. This increase is primarily attributable to the expenses derived from the above mentioned purchase of software and hardware tools.

Cost of service revenues decreased by 7% to $1.0 million in 2006, compared with $1.1 million for 2005. This decrease is primarily attributable to the reduction in headcount of our service group, which was offset by the increase in subcontractor work.

Overall, cost of revenues as a percentage of revenues increased from 30% in 2005 to 55% in 2006. This increase was primarily attributable to the reduction in revenues. Our cost of revenues was not reduced in the same proportion as the reduction in our revenues due to (i) the fact that certain fixed costs were not affected by the reduction in revenues and therefore remained unchanged and (ii) our decision to maintain most of our operations in spite of the reduction in revenues, in order to improve our position in case of a sale of us.

Research and development expenses, net. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net, decreased by 19% to $2.0 million for 2006, compared with $2.5 million for 2005. This decrease was primarily attributable to a reduction in research and development staff, which resulted from our inability to raise funds necessary for our working capital. Research and development expenses, net, increased as a percentage of revenues to 80% for 2006, compared with 60% for 2005, as a result of the reduction in revenues, which was partially offset by the reduction in research and development staff. Research and development expenses, net, were not reduced in the same proportion as the reduction in our revenues due to (i) the fact that certain fixed costs were not affected by the reduction in revenues and therefore remained unchanged and (ii) our decision to maintain most of our operations in spite of the reduction in revenues, in order to improve our position in case of a sale of us.

Selling and marketing, net. Selling and marketing, net, expenses consisted primarily of salaries for sales personnel, costs of travel, advertising and promotional activities. Selling and marketing expenses, net, decreased by 26% to $1.1 million for 2006, compared with $1.5 million for 2005. This decrease was primarily attributable to the shut down of operations of our subsidiaries, all of which operated outside of Israel, and a reduction of additional selling and marketing expenses outside of Israel relating primarily to the discontinued use by us of sales agents that were previously hired directly by us, which was partially offset by the payment to certain senior managers of bonuses relating to consummation of the SKY Transaction. Selling and marketing expenses increased as a percentage of revenues to 45% in 2006 from 37% in 2005 as a result of the decrease in revenues that was partially offset by the decrease in selling and marketing expenses. Selling and marketing expenses, net, were not reduced in the same proportion as the reduction in our revenues due to (i) the fact that certain fixed costs were not affected by the reduction in revenues and therefore remained unchanged and (ii) our decision to maintain most of our operations in spite of the reduction in revenues, in order to improve our position in case of a sale of us.

General and Administrative. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 24% to $1.3 million for 2006, compared with $1.7 million for 2005. This difference is primarily attributable to the reduction in fees that were previously accrued by us in connection with services provided to us by our former chief executive officer and chairman of our board of directors, which was partially offset by the balance of the payment to certain senior managers of bonuses relating to consummation of the SKY Transaction described above. General and administrative expenses increased as a percentage of revenues to 50% in 2006 from 40% in 2005 as a result of the decrease in revenues that was partially offset by the decrease in general and administrative expenses. General and Administrative expenses were not reduced in the same proportion as the reduction in our revenues due to (i) the fact that certain fixed costs were not affected by the reduction in revenues and therefore remained unchanged and (ii) our decision to maintain most of our operations in spite of the reduction in revenues, in order to improve our position in case of a sale of us.

Operating loss. Our operating loss increased by 18% to $3.3 million for 2006, compared with $2.8 million for 2005. As a percentage of revenues, operating loss increased to 131% for 2006 from 66% for 2005. As a result of the above factors, operating expenses decreased to $4.4 million in 2006, compared with $5.7 million in 2005.

Financial and other expenses, net. In 2006, financial and other expenses, net, were $557,000, compared with financial and other expenses, net, of $103,000 million in 2005, an increase of 440% that was primarily attributable to (i) a foreign currency exchange rate expense in 2006 compared to a foreign currency exchange rate income in 2005 and (ii) an increase in net interest expenses in 2006 compared to 2005. Financial and other expenses increased as a percentage of revenues to 22% in 2006 from 3% in 2005 as a result of the decrease in revenues and the increase in financial and other expenses, net.

2005 Compared with 2004

Revenues. Revenues for 2005 decreased 18% to $4.2 million, compared with $5.1 million in 2004. The reduction in revenues resulted from our inability to raise funds that were required for our working capital, which caused us to reduce our work force, including our sales and marketing force and expenses, which resulted in a reduced number of agreements entered into with new customers.

Product revenues for 2005 decreased by 18% to $1.2 million, compared with $1.4 million in 2004. This decrease is primarily attributable to the reasons described above.

Revenues from services decreased by 22% in 2005 to $2.2 million, compared with $2.8 million in 2004. The decrease in revenues from services was primarily attributable to the reasons described above, as well as a reduced number of agreements for renewal of support and maintenance services executed during 2005.

Revenues from royalties decreased by 6% to $800,000 in 2005, compared with $850,000 in 2004. The reduction in revenues resulted from the fact that the weighted average price of the units sold by us in 2004 was higher than the weighted average price of the units sold by us in 2005, which was partially offset by an increase in the number of units sold, which units incorporated our technology.

Cost of Revenues. Cost of revenues consisted primarily of the salaries of our technical support staff, expenses incurred in connection with our sub-contractor for the development of Live Product simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging.

Cost of product revenues decreased 9% in 2005 to $144,000, compared with $159,000 in 2004.

Cost of service revenues decreased 44% to $1.1 million in 2005, compared with $2.0 million for 2004. This decrease is primarily attributed to the reduction in LiveProduct expenses, to a reduction in the use of subcontractors and to a reduction in staff.

Overall, cost of revenues as a percentage of revenues decreased from 42% in 2004 to 30% in 2005. This decrease was primarily attributable to the abovementioned.

Research and development expenses, net. Research and development expenses, net, consisted primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital expenditures. Research and development expenses, net, increased 44% to $2.5 million for 2005, compared with $1.7 million for 2004. This increase was primarily attributable to an increase in our research and development staff, which was partially offset by a reduction in grants received from the Office of the Chief Scientist. Research and development expenses, net, increased as a percentage of revenues to 60% for 2005, compared with 34% for 2004, as a result of (i) the abovementioned increased expenses and (ii) the reduction in our revenues.

Selling and marketing, net. Selling and marketing, net, expenses consisted primarily of salaries for sales personnel, agent fees, costs of travel, advertising and promotional activities. Selling and marketing expenses decreased by 12% to $1.5 million for 2005, compared with $1.8 million for 2004. This decrease was primarily attributable to the reduction in fees paid to agents and reduction of our sales and marketing staff and related expenses. Selling and marketing expenses increased as a percentage of revenues to 37% in 2005 from 35% in 2004, as a result of the reduction in our revenues, partially offset by the abovementioned decrease in expenses.

General and administrative. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 8% to $1.7 million for 2005, compared with $1.8 million for 2004. This difference is primarily attributable to the reduction in professional fees. General and administrative expenses increased as a percentage of revenues to 40% in 2006 from 35% in 2005 as a result of the reduction in our revenues, partially offset by the abovementioned decrease in expenses.

Operating loss. Our operating loss increased by 18% to $2.8 million for 2005, compared with $2.3 million for 2004. As a percentage of revenues, operating loss increased to 66% for 2005 from 46% for 2004. As a result of the above factors, operating expenses increased to $5.7 million in 2005, compared with $5.3 million in 2004.

Financial and other expenses, net. In 2005, financial and other expenses, net, were approximately $103,000, compared with financial and other expenses, net, of $319,000 million in 2004, a decrease of 68% that was primarily attributable to (i) a foreign currency exchange rate income in 2005 compared to a foreign currency exchange rate expense in 2004 and (ii) a non-cash compensation expense in 2004 that resulted from certain convertible loans. Financial and other expenses, net, decreased as a percentage of revenues to 3% in 2005 from 6% in 2004 as a result of the above-mentioned reasons, partially offset by a decrease in revenues.

2004 Compared with 2003

Revenues. Revenues for 2004 increased 13% to $5.1 million, compared with $4.5 million in 2003. Product revenues for 2004 decreased by 8% to $1.4 million, compared with $1.5 million in 2003. This decrease is primarily attributable to the recognition of revenues from a certain source code license in 2003, which offset the increase in revenues from licensing our RapidPLUS tools and MMI in 2004 compared with 2003. Revenues from services increased by 6% in 2004 to $2.8 million, compared with $2.7 million in 2003. The increase in revenues from services was primarily attributable to increased revenues from support and maintenance agreements as a result of an expansion of our customer base and the number of licenses in use. Revenues from royalties increased by 194% to $850,000 in 2004, compared with $290,000 in 2003. The increase in revenues from royalties was primarily attributable to an increase in the number of units sold by us to our customers.

Cost of Revenues. Cost of revenues consisted primarily of the salaries of our technical support staff, expenses incurred in connection with our sub-contractor for the development of LiveProduct simulations provided to our customers, royalties to the Office of the Chief Scientist and the cost of freight, software production, manuals and packaging. Cost of product revenues increased 30% in 2004 to $159,000, compared with $122,000 in 2003. This increase is primarily attributable to the increase of the expenses discussed above. Cost of service revenues remained virtually unchanged in 2004 at $1.97 million, compared with $1.98 million for 2003. Overall, cost of revenues as a percentage of revenues decreased from 47% in 2003 to 42% in 2004. This decrease was primarily attributable to the increase in royalties and to the decrease in expenses for LiveProducts, the web-based product simulations we then produced.

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

Selling and marketing, net. Selling and marketing expenses, net, consisted primarily of salaries for sales personnel, costs of travel, advertising and promotional activities. Selling and marketing expenses, net, decreased by 6% to $1.8 million for 2004, compared with $1.9 million for 2003. This decrease was primarily attributable to the reduction in fees paid to agents and reduction of our sales and marketing staff. Selling and marketing expenses, net, decreased as a percentage of revenues to 35% in 2004 from 42% in 2003.

General and Administrative. General and administrative expenses consisted primarily of costs associated with management compensation, professional fees and office expenses. General and administrative expenses decreased 4% to $1.8 million for 2004, compared with $1.9 million for 2003. This difference is primarily attributable to the cost of repricing options issued as compensation in 2003.

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

Impact of Inflation and Currency Fluctuations

Our functional currency is the U.S. dollar. Prior to the SKY Transaction, most of our revenues were generated in dollars and a substantial portion of our expenses were incurred in NIS. The dollar cost of our operations in Israel was influenced by the extent to which any increase in the rate of inflation in Israel was not offset, or was offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was 0.8% in 2004, 2.7% in 2005, and 0.06% in 2006 and the deflation rate was 2.3% in 2003. In 2003, 2004 and 2006, revaluation of the NIS against the dollar was 6.9%, 2.2% and 8.5%, respectively. In 2005, the devaluation of the NIS against the dollar was 6.3%. As a result, we experienced an increase in the dollar costs of our operations in Israel in 2003, 2004 and 2006, as opposed to a decrease in our dollar costs in 2005, primarily because substantially all our revenues are received in dollars while salaries in Israel are paid in NIS and constitute a significant portion of our expenses. However, these fluctuations did not materially affect our results of operations.

Prior to the SKY Transactions we did not, nor do we currently, engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but we may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

(B) Liquidity and Capital Resources

Prior to the SKY Transaction, we funded our operations primarily through public and private sales of equity securities, revenues generated from sales, licensing and royalties related to products and services, borrowings from banks and other parties, and, to a lesser extent, through research and development grants from the Office of the Chief Scientist and the BIRD Foundation and grants from the Fund for Encouragement of Marketing Activities Abroad (See “- Research and Development, Patents and Licenses” and “- Marketing Grants” below). Cash and cash equivalents were $0.7 million, $0.2 million and $0.1 million as of January 31, 2005, January 31, 2006 and January 31, 2007, respectively. Net cash used in operating activities was $1,309,000 in 2004, $747,000 in 2005 and $1,452,000 in 2006. Our capital expenditures since inception have been related primarily to computers, equipment, renovations of facilities and vehicles, and were approximately $73,000, $61,000 and $137,000 in 2004, 2005 and 2006, respectively.

On January 31, 2005, January 31, 2006 and January 31, 2007, we had approximately $2.7 million, $2.0 million and $1.4 million, respectively, of bank loans outstanding, which included $881,000 of convertible bank loans. The latter amount was convertible at an average share price of $1.96. All the bank loans bore interest at a weighted average rate of three-month LIBOR plus 3.5% linked to the dollar.

In April and May 2005, we received loans in the aggregate amount of $810,538 from Marc Belzberg, referred to as the Belzberg Loan, which he may have demanded that we repay at any time. We did not have sufficient cash on hand or other liquid assets at any time to repay the Belzberg Loan had Mr. Belzberg demanded that we do so. In connection with the SKY Transaction, we reached a settlement with Mr. Belzberg. See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Investments and Loans by Related Parties.”

In June 2006, we entered into a letter of intent with SKY in connection with a proposed business combination. Simultaneously, SKY extended to us a loan in the amount of $700,000. Prior to receipt of these funds, our cash and cash equivalent balance reached $500,000. During the period until the consummation of the SKY Transaction, SKY extended to us additional loans in an aggregate amount of $800,000. SKY purchased substantially all of our business operations and assets, including our intellectual property, and assumed certain agreed-upon liabilities of the Company as existing on August 31, 2006 and arising thereafter. As consideration for our assets, we received (i) cash in the amount of approximately $5.4 million, (ii) bridge loans extended to us by SKY in the sum of approximately $1.5 million, which loans, including the interest accrued thereon, were forgiven upon consummation of the SKY Transaction, (iii) the assumption by SKY of $500,000 of our liability to the Israeli Office of the Chief Scientist as incurred prior to August 31, 2006, (iv) Preferred BB Shares of SKY MobileMedia, Inc. in an approximate value of $5.3 million, or the SKY Shares, the value of which was determined for purposes of the SKY Transaction based on the then last round of private equity financing (consummated by SKY in December 2006), or the SKY Shares Valuation, and (v) approximately $750,000 through the assumption by SKY of certain liabilities for vacation and severance pay for employees. We refer collectively to the items described in clauses (i) through (v) as the Purchase Price. Although we believe that the SKY Shares Valuation correctly reflects the value of the SKY Shares upon consummation of the SKY Transaction, this valuation may not reflect the market value of the SKY Shares that can be realized in the future.

The SKY Shares we received as part of the Purchase Price have been deposited by SKY with an escrow agent until February 7, 2008. SKY has the option to repurchase all or any of the SKY Shares by August 6, 2007, for cash, at the higher of the SKY Escrow Value or the fair market value as determined by the parties. We have agreed with SKY that if we cannot agree with SKY on a fair market value, an appraiser will be appointed to determine such value.

We have agreed to indemnify SKY, its employees, shareholders and affiliates, for certain breaches of the Asset Purchase Agreement entered between us, including in the case of breaches of representations and warranties made by us. Our liability for breaches of representations, warranties and covenants made in connection with the Asset Purchase Agreement is limited to a cap of approximately $4.5 million. Such indemnification will be consummated solely through the forfeiture of the SKY Shares held in escrow, based on the SKY Shares Valuation or out of any proceeds received by us from the sale of such shares. In addition, we have agreed to indemnify SKY for any damages incurred by it or its employees, shareholders or affiliates (i) as a result of claims with respect to liabilities they did not agree to assume under the Asset Purchase Agreement; (ii) for the impairment of the intellectual property transferred to SKY pursuant to certain events and occurrences prior to August 31 , 2006; (iii) any claim or determination that the consummation of the purchase of the assets constitutes a fraudulent conveyance under applicable laws relating to bankruptcy and insolvency; or (iv) any proceedings relating directly to any breach, liability or matter of the type referred to above. Such liability will expire on February 7, 2008 with respect to any claims not made by SKY, its employees, shareholders or affiliates against us by such date.

In June 2006, we reached agreements, which were amended on February 1, 2007, with the Israel Discount Bank Ltd. and the Industrial Development Bank of Israel Ltd., to which we had outstanding debts, whereby, following receipt of the cash component of the Purchase Price of the SKY Transaction, we repaid each of the banks fifty five percent (55%) of the debt owed to each of them, including interest accrued thereon, in a total sum of approximately $1,154,000. We converted the remaining forty five percent (45%) of our debt to the banks (including any interest accrued or payable in connection therewith), into our ordinary shares, such that each bank purchased 495,833 of our ordinary shares, in an aggregate amount of 991,666 of our ordinary shares. These banks subsequently released the security interests they held in us. We currently have no outstanding liabilities to either of these banks.

Current cash and grants from the Office of the Chief Scientist are insufficient to meet our current and future obligations and our anticipated cash needs for working capital for at least the next 12 months. We are exploring business combination opportunities that will involve the infusion of cash into us.

(C) Research and Development, Patents and Licenses

Research and Development Grants

We participated in programs sponsored by the Israeli Government for the support of research and development activities. Through January 31, 2007, we had obtained grants from the Office of the Chief Scientist aggregating $2.3 million for certain of our research and development projects. We are obligated to pay royalties to the Office of the Chief Scientist at the rate of 3.5% to 5% of the sales of the products and other related revenues generated from these projects, up to an amount equal to 100% to 150% of the grants received in NIS, linked to the dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of these products and generation of related revenues and in the absence of such sales or related revenues no payment is required. Through January 31, 2007, we paid or accrued royalties to the Office of the Chief Scientist in the aggregate amount of $2 million. As of January 31, 2007, our aggregate contingent liability to the Office of the Chief Scientist was $672,000. In May 2006, we reached a settlement regarding payments to the Office of the Chief Scientist. Under the terms of the settlement for the return of overdue payments to the Office of the Chief Scientist for research and development grants, we issued the Office of the Chief Scientists four checks for payment of a total $125,000, three of which we have already paid and the last of which comes due on August 1, 2007. With respect to the rest of our outstanding obligations, we were given an 18-month grace period for repayment of approximately US $575,000, the debt accrued for the year ended January 31, 2006, less the sum paid by checks. After the end of the grace period, we were to make fourteen quarterly payments from September 1, 2007 until December 1, 2010 of approximately US $36,000 each. The agreement also specified that upon receipt of an investment in us, we would make a one-time payment of approximately $71,000 that will be deducted from our outstanding debt. After consummation of the SKY Transaction, in February 2007, we paid the Office of the Chief Scientist approximately $112,000 instead. Pursuant to the SKY Transaction, SKY has assumed $500,000 of our liability to the Office of the Chief Scientist as incurred prior to August 31, 2006, thus as of July 15, 2007, we are liable for only approximately $67,000 of our debt for 2006. We have not paid the Office of the Chief Scientist royalties accrued for the year ended January 31, 2007. Pursuant to the SKY Transaction, SKY assumed all of our liability to the Israeli Office of the Chief Scientist incurred after August 31, 2006. In November 2006 we reached an agreement with the Office of the Chief Scientist whereby all of our rights and obligations with respect to Office of the Chief Scientist grants were transferred to SKY.

We also participated in a program sponsored by the BIRD Foundation, pursuant to which a portion of our development expenses was funded. Through January 31, 2007, we obtained grants in the aggregate amount of $394,000 from the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation on the proceeds from sales of products resulting from the research and development funded by the BIRD Foundation. The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the dollar. As part of the SKY Transaction, SKY has assumed all of our liability to the BIRD Foundation from August 31, 2006.

Through January 31, 2007, we paid or accrued royalties to the BIRD Foundation in the aggregate amount of $275,000. As of January 31, 2007, the aggregate amount of the contingent obligation to the BIRD Foundation was $315,000. As of the date of this report, we have no outstanding obligation towards the BIRD Foundation.

Our research and development expenses, net, during the three most recent years, consisted of the following:

	Year ended, January 31,
	2005	2006	2007
	(In thousands)
Total costs	$2,035	$2,586	$2,106
Less - grants and participations	(307)	(105)	(107)
Total Expenses, net	$1,728	$2,481	$1,999

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

Through January 31, 2007, we obtained grants in the aggregate amount of $778,000 from the Fund for the Encouragement of Marketing Activities Abroad and have paid or accrued royalties in the amount of $272,000. The aggregate amount of the income-contingent obligation to the Fund for the Encouragement of Marketing Activities was $671,000. Some of the accrued royalties in the amount of $218,000 were not paid when due. We currently have paid all our outstanding obligations to the Fund for the Encouragement of Marketing Activities, excluding interest payments on the royalties accrued in the amount of approximately $20,000.

(D) Trend Information

Since we currently have no operations, we are currently not affected by any trends.

(E) Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements.

(F) Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Long-Term Debt Obligations	$822	$822	-	-	-
Short-Term Bank Loans	1,203	1,203	-	-	-
Capital Lease Obligations	33	25	8	-	-
Operating Lease Obligations	-	-	-	-	-
Other Long-Term Liabilities	1,655	1,655	-	-	-
	$2,510	$2,502	$8	-	-

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

Item 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

Our directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Yaron Eldad	42	Chief Executive Officer, Chief Financial Officer and
		Secretary
Reuven Kleinman	48	Chairman of the Board of Directors
Zvi Koren (1)(2)	67	Director
Anat Nissim Berdugo (1)(2)	29	Director
Menashe Gavish (1)	28	Director

(1)	Member of the Audit Committee

(2)	External Director (as required under Israeli law)

Yaron Eldad was appointed as our Chief Executive Officer in March 2007 and has served as our Chief Financial Officer since 1995 and as our Secretary since 1996. Mr. Eldad also served as our Chief Operating Officer from 2002 until his appointment as Chief Executive Officer. He joined our board in January 2006 and served until February 2007. Prior to joining our company, Mr. Eldad had an independent auditing practice from 1994 to 1995. Mr. Eldad was employed by Nissan Caspi CPA from 1993 to 1994, and by Shekhter & Maas CPA from 1991 to 1993, both of which are private auditing firms in Israel. Mr. Eldad received an M.B.A. from the Hebrew University of Jerusalem, Israel and a B.A. in economics and accounting from Ben Gurion University, Be’er Sheva, Israel and is a Certified Public Accountant in Israel.

Reuven Kleinman was appointed to our Board of Directors in January 2006 and was elected Chairman of the Board of Directors in March 2007. He is currently Vice President of Business Development for SKY MobileMedia. Mr. Kleinman served as our Vice President of Marketing and Business Development from January 1999 until February 2007. From 1995 to 1999, he served as Product Marketing Manager and Director of Business Development. From 1990 to 1995, Mr. Kleinman was Chief Executive Officer of Galcon and GalTech in Kibbutz Kfar Blum. Mr. Kleinman holds a BSC with honors in physics and computer science from Tel Aviv University, Israel.

Zvi Koren joined our Board of Directors in 2006. He has served in a variety of leading positions in Israel's business community, including as Director General of the Ministry of Industry and Trade from 1990-1992. From 1997-2005 he was a financial advisor specializing in industry, technological incubators, agriculture and local authorities. Prior thereto, Mr. Koren was a senior project manager in the Isenberg Group from 1995-1996. He was also C.E.O. of Adi Paz, a leading Israeli jewelry company, from 1994-1995 and of an investment and development company in Russia and Kazakhstan. In addition to serving as Director General of the Ministry of Industry and Trade, Mr. Koren has also held a range of positions in Israel's public sector, including serving as the Israeli Consul for Economics and Trade in Boston in 1989-1990 and in Australia and New Zealand in 1975-1980. Mr. Koren currently serves as an external director on the board of directors of Boymelgreen Capital and Bank Leumi and has served as a director of Bank Hapoalim, Industrial Development Bank of Israel and Oppenheimer, among others. Mr. Koren holds a B.A. in Economics and Statistics and an M.B.A., all from the Hebrew University of Jerusalem, Israel.

Anat Nissim Berdugo joined our Board of Directors in 2006. She is an attorney in private practice in Jerusalem specializing in commercial law. Ms. Nissim Berdugo holds an LL.B. from Bar Ilan University, Ramat Gan, Israel and is a member of the Israel Bar Association.

Menashe Gavish joined our Board of Directors in 2006. He is an attorney in private practice specializing in commercial law. He has been involved in the creation of several start-ups and is currently involved in property investment. Mr. Gavish holds an LL.B. from Sha'ari Mishpat College of Law, Hod Ha-Sharon, Israel and is a member of the Israel Bar Association.

Between September 2005 and February 2006, all members of our Board of Directors resigned. Among the resigning directors were our two external directors and all other members of the Audit Committee.

In January 2006, our then three senior officers, other than Marc Belzberg, who was then our Chief Executive Office and Chairman of our Board of Directors, Yaron Eldad, Reuven Kleinman and Uri Yaffe, agreed to join the Board of Directors in order to enable the continued operation of our business and continue our efforts to raise capital.

At our extraordinary meeting of shareholders held in November 2006, our shareholders elected Yaron Eldad, Reuven Kleinman, Uri Yaffe and Menashe Gavish to our board of directors, for terms expiring at our next annual general meeting of shareholders. They also elected Mr. Zvi Koren and Ms. Nissim Berdugo to our board of directors as external directors, each for a term of three years.

In recognition of the efforts of Messrs Yaron Eldad, Uri Yaffe and Reuven Kleinman, who then all served on our board of directors, in relation to the negotiation and consummation of the SKY Transaction, we granted to each of them, upon consummation of the SKY Transaction a cash bonus in the amount of $66,667.

In February 2007, following the consummation of the SKY Transaction, Messrs Eldad and Yaffe resigned from our board of directors.

Except for Messrs. Eldad and Kleinman, as of July 15, 2007, none of our directors or executive officers owned more than one percent of our outstanding ordinary shares. For information as to the share ownership of our directors and executive officers, see “- Share Ownership”.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others pursuant to which any of the persons referred to above was selected as a director or member of our senior management.

(B) Compensation

The following table sets forth the aggregate compensation paid to, or accrued on behalf of, all our directors and officers as a group for the year ended January 31, 2006 and January 31, 2007.

	Salaries, Directors’ Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (12 persons)(1)(2) for the year ended January 31, 2006	$1,118,000	$148,000
All directors and officers as a group (10 persons)(2)(3) for the year ended January 31, 2007	$639,000	$531,000

(1)
Includes a management fee accrued in favor of an affiliate of Samuel Belzberg as consideration with services provided to us by Marc Belzberg, Mr. Samuel Belzberg’s son. Mr. Samuel Belzeberg was one of our directors in the year ended January 31, 2006.

(2)	Includes both directors and officers who resigned and those who replaced them.

(3)	Includes $11,000 that accrued in favor of an affiliate of Samuel Belzberg as consideration for services provided to us by Marc Belzberg, for the period of February 1-8, 2006.

Our directors who are neither executive officers nor external directors receive cash compensation for their services on the board of directors and any of its committees on which they serve. In addition, we have granted to three non-executive directors options to purchase ordinary shares. As of January 31, 2007, these directors held options to purchase an aggregate of 300,000 ordinary shares at exercise prices of $0.17 per share. We may in the future grant additional options or other compensation to non-executive directors. All of the non-executive directors are entitled to be reimbursed for their expenses for each meeting of board of directors attended.

Pursuant to the Israeli Companies Law, 5759-1990, or the Companies Law, compensation of the external directors is subject to regulations promulgated under the Companies Law. These regulations provide mandatory minimum and maximum rates of compensation for external directors, based on the company’s net worth. We have fixed the annual compensation for external directors at the maximum amount permitted by the Israeli regulations.

The following table sets forth certain information pertaining to all of our directors and officers, as a group, who held office at any time during the period indicated, concerning (i) options granted by us, (ii) options exercised, and (iii) options unexercised as of January 31, 2007:

	February 1, 2005- January 31, 2006	February 1, 2006-January 31, 2007
Options granted
Number of ordinary shares	357,321	4,113,066
Weighted average exercise price per ordinary Share	$0.35	$0.16
Weighted average remaining exercise period	4.54 years	6.29 years

Options Cancelled
Number of ordinary shares	656,000	-
Weighted average exercise price per ordinary share	$0.42	-

Unexercised options
Number or ordinary shares	3,107,751	7,220,817
Weighted average exercise price per ordinary Share	$0.32	$0.23
Weighted average remaining exercise period	3.37 years	5.03 years

(C) Board Practices

Appointment of Directors and Terms of Office

Our directors, other than our external directors, are elected by our shareholders at an annual general shareholders’ meeting and hold office until the next annual general shareholders’ meeting, which is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general shareholders’ meeting. Until the next annual general shareholders’ meeting, shareholders may elect new directors to fill vacancies in, or increase the number of, members of the board of directors in a special meeting of the shareholders. Our board of directors may appoint any person as a director temporarily to fill any vacancy created in the board of directors. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment and may be re-elected. The appointment and terms of office of all our executive officers are determined by our board of directors, except that the appointment of the chairman of the board of directors, the chief executive officer and the president must also be approved by the shareholders. The terms of office of the directors must be approved, under the Companies Law, by the audit committee, the board of directors and the shareholders. For a discussion of changes to our board of directors, please see “-Directors and Senior Management”.

We are subject to the provisions of the Companies Law.

None of our directors has the right to receive any benefit upon termination of his or her office. None of our directors has a service contract with us.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. Regulations promulgated under the Companies Law provide that persons appointed as external directors must have certain specified professional qualifications or accounting and financial expertise. At least one of a company’s external directors must qualify as an “accounting and financial expert.” Mr. Koren has been designated by the Board as an external director who also serves as the Company’s accounting and financial expert. Ms. Nissim Berdugo meets the requirement of the Companies Law that an external director who is not an accounting and financial expert posses certain professional qualification.

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

The term “office holder” as used in the Companies Law and in this report means any of the following: (i) director, (ii) general manager (chief executive officer); (iii) chief business manager (chief financial officer); (iv) deputy general manger; (v) vice general manager; (vi) any other person serving in the capacity of any of the forgoing positions without regard to such person’s title; and (vii) any other officer directly subordinated to the general manager.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. In addition, a director serving in one company (the first company) may not be appointed as an independent director in another company (the second company) if at the same time, a director serving in the second company also serves as an independent director in the first company. Employees of the Israel Securities Authority or any Israeli stock exchange may also not serve as external directors. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. We have received a statement from each of Mr. Koren and Ms. Nissim Berdugo, in which each declares that they fulfill all the requirements applicable to external directors, as set forth in the Companies Law.

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

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then if they cease to meet the statutory qualifications for their appointment or violate their duty of loyalty to the company. In addition, courts can remove external directors if they can no longer routinely fulfill their duties or, in the case of publicly traded companies, if the external directors are convicted of certain crimes outside of Israel. Each committee of our board of directors is required to include at least one external director and our audit committee is required to include all of our external directors. If at the time of the appointment of an external director all members of the board of directors are of one gender, the appointed external director must be of the other gender. Both Mr. Koren and Ms. Nissim Berdugo were appointed to serve as external directors in November 2006.

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

Under the provisions of the Sarbanes-Oxley Act, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of a company’s independent auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the company and compensation of external auditors must be approved by either shareholders or the board of directors. Pursuant to Israeli law, our articles of association determine that the compensation of the external auditors must be approved by our board of directors. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the audit committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the audit committee and recommended to and approved by the board of directors.

In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

•
Assisting the board of directors in monitoring our financial statements, the effectiveness of our internal controls and establishing procedures for handling complaints regarding our accounting practices;

•	Engaging outside advisors;

•
Reviewing and discussing with management and the independent auditors the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the SEC, any stock exchange or the public;

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

Our board of directors has established an audit committee, which currently consists of Ms. Nissim Berdugo and Messrs Koren and Gavish. Our board of directors has determined that Mr. Koren is an “audit committee financial expert” as defined by applicable SEC rules. See “Item 16A. Audit Committee Financial Expert.”

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

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company and includes a duty to:

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

Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors’ compensation arrangements also require audit committee approval before board approval and shareholder approval. Pursuant to regulations promulgated under the Companies Law, directors’ compensation arrangements do not require shareholder approval if the audit committee and board of directors determine that these compensation arrangements are solely for the benefit of the company.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder or his or her relative is, directly or indirectly, a 5% or greater shareholder, director or general manager, or in which he or she has the right to appoint at least one director or the general manager and excludes a personal interests that derives solely from the holding by the office holder of the company’s shares. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relatives. The office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction:

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Generally, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including private placement agreements and the terms of compensation of a controlling shareholder who is an office holder or of his or her relatives, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Shareholder approval must meet either of the following criteria:

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

The Companies Law provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that he or she possesses power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company. The Companies Law does not prescribe the substance of this duty.

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

The Companies Law provides that a company may exempt an office holder prospectively from liability, in whole or in part, for damage resulting from a breach of his or her duty of care towards the company, if its articles of association so provide, unless the breach was in the course of distribution. Our articles of association enable us to provide our office holders with prospective indemnification in accordance with the Companies Law.

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

(D) Employees

As a result of the consummation of the SKY Transaction in February 2007 and the transfer to SKY or resignation of the majority of our employees, since February 7, 2007, we have had only 2 employees, including Mr. Yaron Eldad, our Chief Executive Officer and Chief Financial Officer. Immediately prior thereto, as of January 31, 2007, we had 43 employees (all of them employed in Israel), of whom 10 were employed in technical support and shipping, 24 in research and development, 5 in sales and marketing and 4 in corporate management, finance and general administration. Of these, 41 transferred to SKY. As of July 15, 2007, we had 2 employees. All our employees were employed in Israel.

As of January 31, 2006, we had 52 employees, of whom 11 were employed in technical support and shipping, 28 in research and development, 6 in sales and marketing and 7 in corporate management, finance and general administration. All our employees were employed in Israel.

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

Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer without due cause and, under certain circumstances, upon voluntary termination by the employee. Prior to the SKY Transaction, we funded our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. However, as of January 31, 2007, we had accrued a liability on our books in the amount of $1,655,000 in respect of severance pay obligations that is partly funded through insurance policies in the amount of $1,163,000. See note 2n to our consolidated financial statements, included elsewhere in this annual report. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34% (including national health tax).

(E) Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of July 15, 2007 by the persons referred to in Item 6.B above. The voting rights of our officers and directors do not differ from the voting rights of other holders of ordinary shares.

Names	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)(3)
Marc Belzberg (4)	9,990,360	37.4%
Samuel Belzberg (5)	2,802,566	10.5%
Yaron Eldad (6)	2,140,042	7.5%
Uri Yaffe (7)	1,364,038	4.9%
Reuven Kleinman (8)	1,321,096	4.8%
Amir Galili (9)	961,515	3.6%
Fred Rotbart (10)	443,272	1.7%
Avi Hitelman (11)	*	*
Nir Gazit (12)	*	*
John MacDonald (13)	*	*
Kim Campbell (14)	*	*
Ayelet Tal (15)	*	*
Zvi Koren	*	*
Anat Nissim Berdugo	*	*
Menashe Gavish	*	*

* Less than one percent of our outstanding ordinary shares.

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 31, 2007.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 31, 2007, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)	The percentages shown are based on 26,426,859 ordinary shares issued and outstanding as of July 15, 2007.

(4)
Marc Belzberg’s beneficial interest is held directly and through Smithfield Investments B.V., referred to as Smithfield. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 of our ordinary shares. Mr. Belzberg directly holds 1,000,000 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares. Mr. Marc Belzberg resigned from our board of directors and from his position as our chief executive officer on February 8, 2006.

(5)
Samuel Belzberg’s beneficial interest is held through Gibralt Holdings Ltd., or Gibralt, which is controlled by him. He is the father of Marc Belzberg. Gibralt holds 2,552,556 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares. Mr. Samuel Belzberg resigned from our board of directors on November 10, 2005.

(6)	Yaron Eldad holds 75,338 ordinary shares and options currently exercisable to purchase 2,064,704 ordinary shares.

(7)	Uri Yaffe holds 93,016 ordinary shares and options currently exercisable to purchase 1,271,022 ordinary shares. Mr. Yaffe resigned from our board of directors on February 19, 2007.

(8)	Reuven Kleinman holds 50,074 ordinary shares and options currently exercisable to purchase 1,271,022 ordinary shares.

(9)	Amir Galili resigned from our board of directors on September 13, 2005.

(10)	Fred Rotbart was our Chief Scientist until he resigned his employment with us upon consummation of the SKY Transaction.

(11)	Avi Hitelman was our Vice President for Research and Development until he resigned his employment with us upon consummation of the SKY Transaction.

(12)	Niz Gazit was our Vice President for Technical Services until he resigned his employment with us upon consummation of the SKY Transaction.

(13)	John MacDonald resigned from our board of directors on January 12, 2006.

(14)	Kim Campbell resigned from our board of directors on January 12, 2006.

(15)	Ayelet Tal resigned from our board of directors on January 12, 2006.

Pursuant to the terms of his previous employment agreement with us, Mr. Yaron Eldad was entitled to exercise all the options held by him to purchase our ordinary shares at a price per share equal to the par value of our ordinary shares (0.1 NIS), for a period of 30 days following the closing of a liquidity event, as such event was defined in the employment agreement. If Mr. Eldad had exercised his options following the expiration of such 30-day period, the exercise price of the options would have ranged from $0.02-$0.7. In March 2007, as part of the renegotiation of his employment contract and his appointment as our chief executive officer, our audit committee and board of directors recognized that the SKY Transaction constituted such a liquidity event and agreed to extend the period during which Mr. Eldad’s options could be exercised for NIS 0.10 from 30 days to 36 months after the consummation of the SKY Transaction.

In May 2007, we decided to reprice 762,961 options to purchase our ordinary shares held by Uri Yaffe, formerly our Senior Vice President of Corporate Sales and a director, such that the exercise price of these options is the nominal price per share (0.1 NIS), or, if permitted under Israeli law, zero, which exercise price replaced the previous exercise prices, which ranged from $0.02 to $0.70. In return, Mr. Yaffe agreed to enter into an employment agreement with SKY, as a result of which SKY assumed severance and other accruals owed by us to Mr. Yaffe.

As a group, officers and directors hold options to purchase an aggregate of 3,635,726 ordinary shares at exercise prices ranging from $0.02 to $0.17 per share. The weighted average exercise price of these options is $0.07 per share and their expiration date range from February 2010 to November 2016.

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

In September 2002, following the decline of the price of our ordinary shares on the OTCBB, our board of directors resolved to reprice 1,071,328 options previously granted to our employees with exercise prices ranging from $0.14 to $22.50 per ordinary share to the nominal value of the shares, NIS 0.10. Of the resulting compensation expenses of $126,000, $63,000 was recognized in the year ended January 31, 2003, $42,000 was recognized in the year ended January 31, 2004, $18,000 was recognized in the year ended January 31, 2005 and $3,000 was recognized in the year ended January 31, 2006. In September 2003, following the further decline of the price of our ordinary shares on the OTCBB, our shareholders resolved, based on the recommendation of the board of directors and the audit committee, to reprice 190,000 options previously granted to our directors with exercise prices ranging from $0.14 to $6.50 per ordinary share to $0.02 per ordinary share. In respect of this repricing, we incurred a compensation expense of $45,600. For further information, see note 10d to our consolidated financial statements. The discussion of our Option Plans below includes the prices of our share options following the repricing.

In September 2003, our board of directors resolved to increase the number of ordinary shares purchasable under the 1999 Option Plan from 1,800,000 to 2,113,366. Options to purchase the additional 313,360 ordinary shares were issued in September 2003, at an exercise price of $0.26 per share.

General. The 1996 Option Plan authorizes the issuance of options to purchase an aggregate of 339,985 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $2.12 per share. Options to acquire 85,382 ordinary shares are currently outstanding under the 1996 Option Plan.

The 1997 Option Plan authorizes the issuance of options to purchase an aggregate of 1,042,446 ordinary shares, all of which options have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $6.50 per share. Options to acquire 666,986 ordinary shares are currently outstanding under the 1997 Option Plan.

The 1999 Option Plan authorizes the issuance of options to purchase an aggregate of 2,113,366 ordinary shares, of which options to acquire 1,090,133 ordinary shares are currently outstanding and have been granted to officers, directors and employees with exercise prices ranging from $0.02 to $1.33 per share.

The 2003 Option Plan authorizes the issuance of options to purchase an aggregate of 8,000,000 ordinary shares, of which options to acquire 6,001,424 ordinary shares are currently outstanding and have been granted to officers, directors and employees with exercise prices ranging from $0.16 to $0.70 per share.

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

Item 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of July 15, 2007, for each person known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)(3)

Marc Belzberg (4)	9,990,360	37.4%
Samuel Belzberg (5)	2,802,566	10.5%
Solomon Spira (6)	8,778,571	33.2%
Yaron Eldad (7)	2,140,042	7.5%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of options that are exercisable within 60 days of July 31, 2007.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 31, 2007, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)	The percentages shown are based on 26,426,859 ordinary shares issued and outstanding as of July 15, 2007.

(4)
Marc Belzberg’s beneficial interest is held directly and through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 of our ordinary shares. Mr. Belzberg directly holds 1,000,000 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares.

(5)
Samuel Belzberg’s beneficial interest is held Gibralt, which is controlled by him. He is the father of Marc Belzberg. Gibralt holds 2,552,556 ordinary shares and warrants currently exercisable to purchase 250,000 ordinary shares.

(6)
Solomon Spira is the father-in-law of Marc Belzberg. Mr. Spira directly holds 38,241 ordinary shares. His remaining interest is held through Smithfield, of which he is a controlling shareholder, as described in note (4) above.

(7)	Yaron Eldad holds 75,338 ordinary shares and options currently exercisable to purchase 2,064,704 ordinary shares.

As of July 15, 2007, we had approximately 53 shareholders of record with a United States address. As of July 15, 2007, these United States record holders held approximately 13,367,591 ordinary shares, representing approximately 50.6% of our then outstanding share capital. As of July 15, 2007, members of the Belzberg family, including Marc Belzberg, his father Samuel Belzberg, his sister Lisa Belzberg and his father-in-law Solomon Spira, held approximately 50.45% of our outstanding shares.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and currently there are no arrangements that may, at a subsequent date, result in a change in our control.

(B) Related Party Transactions

Investments and Loans by Related Parties

In May and April 2005, we received loans from Marc Belzberg, formerly our chairman, chief executive officer and currently one of our major shareholders, in the aggregate amount of $810,538, referred to as the Belzberg Loan. We conducted negotiations with Mr. Belzberg as to the terms of the Belzberg Loan in June and July of 2005, but were not able to successfully conclude them at that time. Following the SKY Transaction, we were able to settle our outstanding debts to Marc Belzberg, and parties related to him, pursuant to an agreement reached with them in July 2006, or the Belzberg Settlement. The Belzberg Settlement included, (i) a waiver by Yozma Hofsheet Ltd., or Yozma, an Israeli company beneficially owned by Samuel Belzberg, father of Marc Belzberg, of our outstanding debt to Yozma for management and consulting fees for services provided by Marc Belzberg as our chief executive officer, in an aggregate sum of $2.2 million, as more fully discussed below in “- Interests of Management in Certain Transactions” and (ii) satisfaction of the Belzberg Loan, by the payment to Marc Belzberg of a sum of $250,000 in cash and a sum of $350,000 in SKY shares issued to us as part of the SKY Transaction, whereupon Marc Belzberg waived the remainder of our debt to him and Yozma waived the entirety of our debt to it.

Because Mr. Belzberg is a “related party” according to the Companies Law and because a portion of the consideration received in the Belzberg Settlement was in SKY Shares issued pursuant to the SKY Transaction such that Mr. Belzberg was deemed an interested party in the SKY Transaction, the terms of the Belzberg Settlement and the SKY Transaction were brought to our audit committee, board of directors and our shareholders for approval. Shareholder approval of the terms of the Belzberg Settlement and the SKY Transaction included the holders of a majority of the shares present at the extraordinary general meeting we held in November 2006 and who voted on the matter, including at least one-third of the shares held by shareholders present at that meeting and voting on the Belzberg Settlement and the SKY Transaction who are not related parties.

Interests of Management in Certain Transactions

In 1993, we entered into an agreement, pursuant to which Yozma provided us with management and consulting services for a fee which was initially $10,750 per month, increased by 12% per year. As of February 2007, we were obliged to pay Yozma $41,882 per month. These services were provided by Marc Belzberg on behalf of Yozma, or a predecessor company. Under this agreement, we accrued management fees of $438,000, $491,000 and $11,000 in 2004, 2005 and 2006, respectively. Yozma waived its fees for the quarters ended October 31, 2000 and April 30, 2001. As of February 2007, Yozma no longer provides us management services. As part of the Belzberg Settlement, Yozma waived all management and consulting fees for services provided to us by Marc Belzberg, which were $2.2 million as of February 8, 2006, the date on which Mr. Belzberg stopped providing us with management services.

In recognition of the efforts of Messrs Yaron Eldad, Uri Yaffe and Reuven Kleinman, who then all served on our board of directors, in relation to the negotiation and consummation of the SKY Transaction, we decided to grant to each of them, upon consummation of the SKY Transaction a cash bonus in the amount of $66,667, or the SKY Bonus. Because Messrs Eldad, Yaffe and Kleinman were “related parties” according to the Companies Law, the terms of the SKY Bonus were brought to our audit committee, board of directors and our shareholders for approval, all of whom approved it.

For information relating to the repricing of options of certain of our officers and former directors, see “Item 6. Directors, Senior Management and Employees - Share Ownership.” For information relating to the issuance of options to certain of our directors and officers, see “Item 6. Directors, Senior Management and Employees - Share Ownership - Option Plans.”

(C) Interests of Experts and Counsel

Not applicable.

Item 8

FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Export Sales

Export sales constitute a significant portion of our sales. In 2005, export sales were approximately $3.9 million, constituting 93.16% of our total sales. In 2006, export sales were approximately $2.5 million, constituting more than 99.9% of our total sales. For a more detailed discussion regarding the allocation of our revenues by geographic regions based on the location of our customers, see “Item 4(B)—Information on the Company—Business Overview—Sales and Marketing.”

Legal Proceedings

In March 2004, our former landlord at Kiryat Mada Street, Jerusalem, the Har Hotzvim Property Company Ltd., filed a civil action against us in Israel, claiming approximately $40,000 as damages resulting from the alleged breach of contract, lease payments and interest for a certain period prior to our vacating the premises. In March 2006, the court closed the case due to inaction on the part of both sides in providing certain information. We cannot predict at this time if the claim will be refiled and, if so, what the outcome of court proceedings will be.

As a result of our financial situation in 2005 and 2006, we received several claims from our employees for among others, severance pay, penalties for late salary payments, and payments to management insurance funds. We have settled a majority of these claims, but are currently involved in civil proceedings related to several of these claims in the aggregate of approximately $55,000. We cannot predict at this time the outcome of these court proceedings.

In July 2007, we negotiated an agreement with a group of warrant holders providing for a repricing of the exercise price of certain warrants held by them. These warrant holders had participated in the last round of a private placement of shares and warrants effected by us in May and June 2004, at which time investors in this round received one warrant to purchase one of our ordinary shares at an exercise price of $0.75, for each four ordinary shares purchased in the private placement. Certain of the investors in this round notified us that they believed we had misled them prior to their investment and that we had been mismanaged since, thus causing them damage. We believe these claims have no merit, but given the considerable expense which would have been incurred in defending such claims, we have agreed with these warrant holders on a repricing of warrants to purchase an aggregate total of 250,000 ordinary shares, from an exercise price of $0.75 per share to $0.17 per share. Members of the Belzberg Family who participated in this round have not raised any claims in this regard and we have not undertaken to reprice their warrants.

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

(B) Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since January 31, 2007.

Item 9

THE OFFER AND LISTING

(A) Offer and Listing Details

In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ’s continued listing requirements and trading in our ordinary shares was then conducted in the over-the-counter market, on the OTCBB. On September 7, 2006, our ordinary shares were removed from trade on the OTCBB as a result of our failure to remain current in our filing with the SEC. Our ordinary shares are currently quoted on the Pink Sheets. The following table lists the highest and lowest closing prices, in dollars, of our ordinary shares for the years indicated as reported by the American Stock Exchange, the NASDAQ National Market , the OTCBB, or the Pink Sheets (as applicable) for the period during which our ordinary shares were so traded for each financial year indicated below:

Year	High	Low
2000	$38.0000	$2.1250
2001	$3.0500	$0.1800
2002	$0.6500	$0.0700
2003	$1.4900	$0.1100
2004	$1.0400	$0.3100
2005	$0.4500	$0.1100
2006	$0.3000	$0.0300

The following tables list the high and low closing prices, in dollars, of our ordinary shares as reported by the NASDAQ National Market, the OTCBB, or the Pink Sheets (as applicable) for each financial quarter of the periods indicated below:

2004	High	Low

First Quarter	$1.0400	$0.6500
Second Quarter	$0.7300	$0.3200
Third Quarter	$0.4500	$0.3400
Fourth Quarter	$0.5800	$0.3100

2005	High	Low

First Quarter	$0.4500	$0.1900
Second Quarter	$0.3100	$0.2000
Third Quarter	$0.2500	$0.1600
Fourth Quarter	$0.3300	$0.1100

2006	High	Low

First Quarter	$0.3000	$0.1600
Second Quarter	$0.2100	$0.1310
Third Quarter	$0.1800	$0.0400
Fourth Quarter	$0.0700	$0.0300

2007	High	Low
First Quarter	$0.0300	$0.0250
Second Quarter (through July 15, 2007)	$0.0300	$0.0220

The following table lists the high and low closing prices, in dollars, of our ordinary shares as reported by the Pink Sheets for the six most recent months:

2007	High	Low

January 2007	$0.0300	$0.0300
February 2007	$0.0300	$0.0250
March 2007	$0.0300	$0.0250
April 2007	$0.0300	$0.0250
May 2007	$0.0250	$0.0250
June 2007	$0.0300	$0.0220
July 2007 (through July 15, 2007)	$0.0300	$0.0220

(B) Plan of Distribution

Not applicable.

(C) Markets

On July 7, 1998, we completed our initial public offering, at which time our ordinary shares began trading on the American Stock Exchange, under the symbol EMU. In June 1999, we changed our name from Emultek Ltd. to e-SIM Ltd., and our symbol changed to EIM. In March 2000, we changed our listing to the NASDAQ National Market under the symbol ESIM. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ’s continued listing requirements. Trading in our ordinary shares was then conducted in the over-the-counter market, on the OTCBB. On September 7, 2006, our ordinary shares were removed from trade on the OTCBB as a result of our failure to remain current in our filing with the SEC. Our ordinary shares are currently quoted on the Pink Sheets, under the symbol ESIMF.PK. Our shares were not traded publicly prior to our initial public offering.

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

General Meetings

Pursuant to the provisions of the Companies Law, a general meeting of shareholders must be convened annually, no more than 15 months after the previous one, and at such place as may be determined by the board of directors. The board of directors may also convene an extraordinary general meeting whenever it sees fit, at such time and place, within or without the State of Israel, as it may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding an aggregate of at least 5% of the company’s outstanding shares and at least 1% of the voting rights in the company or at least 5% of the voting rights in the company. Prior to any general meeting of shareholders, notice will be given in accordance with the relevant provisions of the Companies Law and the relevant regulations promulgated thereunder.

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

(C) Material Contracts

For a summary of our material contracts see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

(E) Taxation

The following summary is included herein as general information only and is not intended as a substitute for careful tax planning. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

The following discussion sets forth the material United States and Israeli tax consequences of the ownership of ordinary shares by a holder that holds our ordinary shares, as capital assets.

The following discussion does not address the tax consequences to holders of ordinary shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar. This discussion also does not apply to holders who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Income Tax Treaty Between the United States of America and Israel, as amended, referred to as the Treaty, all of which are subject to change or change in interpretation, possibly with retroactive effect.

For purposes of this discussion, a "U.S. holder" is any beneficial owner of ordinary shares that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation without regard to its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not address any aspects of United States taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the United States federal, state and local and the Israeli and other tax consequences of owning and disposing of ordinary shares.

Information Reporting and Backup Withholding

U.S. information reporting requirements and backup withholding tax generally will apply to payments to some U.S non-corporate holders of ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares by a payor within the United States to a holder of ordinary shares other than an "exempt recipient," including a corporation and any payee that is not a U.S. holder that provides an appropriate certification.

A payor within the United States will be required to withhold at the fourth lowest rate of tax applicable to single individual taxpayers (currently 28%) on any payments of dividends on, or proceeds from the sale of, ordinary shares within the United States to a holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements.

United States Federal Income Taxation of Owning and Selling Ordinary Shares.

Dividends and Distributions

 U.S. Holders

Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be "passive income" which are treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars.

Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the ordinary shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

Subject to certain limitations, the Israeli tax withheld in accordance with the Treaty and paid over to Israel will be creditable against the U.S. holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Israel or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder's United States federal income tax liability, whether or not the refund is actually obtained.

Non-U.S. Holders

A non-U.S. holder is not subject to United States federal income tax with respect to dividends paid on ordinary shares unless (i) the dividends are "effectively connected" with that non-U.S. holder's conduct of a trade or business in the United States, and attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis), or (ii) that non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the dividend distribution and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gains that are "effectively connected" with its conduct of a trade or business in the United States.

 Sale or Exchange of Ordinary Shares

U.S. Holders

Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in ordinary shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15% if the ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders

A non-U.S. holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of ordinary shares unless (i) the gain is “effectively connected” with the non-U.S. holder's conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis), or (ii) the non-U.S. holder is an individual and present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on “effectively connected” gains recognized.

Passive Foreign Investment Company Rules

In general, we will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held ordinary shares, either at least 75% of our gross income for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. We may be determined to have been, for our fiscal years ended January 31, 2006 and January 31, 2007, or may become in the future, a PFIC. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. If we are treated as a passive foreign investment company, then, unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of our ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder's holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following is a summary of the principal tax laws applicable to companies in Israel, including special reference to their effect on us, and Israeli government programs benefiting us. This section also contains a discussion of the material Israeli tax consequences to you if you acquire ordinary shares of our company. This summary does not discuss all provisions of Israeli tax law that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be understood as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax rates on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period ;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

•	accelerated depreciation rates on equipment and buildings; and

•	expenses related to a public offering on the Tel Aviv stock exchange and, as of January 1, 2003, on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that prior to the SKY Transaction we qualified as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we so qualified.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, as amended and effective as of April 1, 2005, or the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry Trade and Labor of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and the regulations promulgated thereunder, the then-prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from services which are auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier, or the year’s limitation.

Should we derive income from sources other than an approved enterprise during the relevant period of benefits, such income will be taxable at the regular corporate tax rates.

Under certain circumstances, as further detailed below, the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The year’s limitation does not apply to the exemption period.

A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period, will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a foreign investors’ company, there is no such time limitation. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which, among others, more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a 10 year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•
An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Region C

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend. As of December 31, 2007, the company did not generate income under the provision of the new law.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, effective as of April 1, 2005, or the Amendment, significantly changed the provisions of the Investments Law. The Amendment included revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, and therefore to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

However, a company that was granted benefits according to section 51 of the Investments Law (prior to the Amendment) would not be allowed to choose new tax year as a Year of Election (as describe below) under the new amendment, for a period of 3 years from the company’s previous Year of Commencement under the old investment law.

This Amendment simplifies the approval process for the approved enterprise. According to the Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investments law directly in its tax returns or by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment, or the Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than 3 years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year (Commencement Year defined as the later of: (i) the first tax year in which the Company had derived income for tax purposes from the Beneficiary Enterprise or (ii) the year in which the Company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election), or twelve years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is abundant in foreign investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in a beneficiary enterprise as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the taxation rate of its income that is derived in foreign currency.

The amendment to the Investments Law changed the definition of “foreign investment” in the law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

The amendment to the Investments Law applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

Prior to the SKY Transaction, a substantial portion of our taxable operating income was derived from our approved enterprise program.

Special Provisions Relating to Taxation Under Inflationary Conditions

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity based on changes in the consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where shareholders’ equity, as defined in the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, as defined in the Inflationary Adjustments Law, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of such fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms in accordance with the changes in the CPI. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the Israeli currency to the dollar, each year and cumulatively, may result in a significant difference between taxable income and other items as denominated in dollars as reflected in our financial statements (which are reported in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI. An FIC may, subject to certain conditions, elect to measure results, for tax purposes, in dollar terms.

One of the net effects of the Inflationary Adjustment Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the New Israeli Shekel exchange rate with respect to the dollar.

Tax Benefits of Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including expenditures relating to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to a company through government grants are not deductible according to Israeli law.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) 25% for dividends distributed prior to January 1, 2006; (ii) 20% for dividends distributed on or after January 1, 2006, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent consulting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

You may examine and copy this annual report and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The documents concerning us which are referred to in this annual report may also be examined at our principal executive offices located at 60 Ester Hamalka Street, Modiin, Israel.

In addition, the SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Commission’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. We began filing our reports through the EDGAR system in November 2002.

(I) Subsidiary Information

Not applicable.

Item 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Following the consummation of the SKY Transaction in February 2007 and the sale to SKY of substantially all our business assets, we do not conduct any business operations. There are no applicable market risks relevant to our operations.

Interest Rate Risk

As of February 2007 we have no outstanding loans and therefore no interest rate risk.

Foreign Currency Risks

Since we currently have no operational assets, we are not currently subject to any foreign currency risks. However, if we determine in the future that our results of operations may be materially adversely affected as a result of our exposure to such market risks, we may determine to purchase certain financial instruments in order to hedge against such market risks.

Prior to the SKY Transaction, we were exposed to financial market risk associated with changes in foreign currency exchange rates, because the majority of our revenue was generated in dollars and the majority of our expenses was incurred in NIS. In addition, the dollar cost of our operations in Israel was influenced by the extent to which any increase in the rate of inflation in Israel was not offset, or was offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

The inflation rate in Israel was 0.06%, 2.7%, 0.8% and (2.26)% in 2006, 2005, 2004 and 2003, respectively. The devaluation of the NIS against the U.S. dollar was (8.54%), 6.27%, (2.23)%, and (6.88)% in 2006, 2005 ,2004 and 2003, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $370,000.

Prior to the SKY Transaction, a significant portion of our expenditures was employee compensation-related. Salaries were paid in NIS and were adjusted for changes in either the CPI or the Cost of Living Allowance, which resulted in an increase in salary expenses in U.S. dollar terms. Therefore, any devaluation/revaluation of the NIS against the U.S. dollar decreased/increased employee compensation expenditures as expressed in dollars, proportionally.

Item 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART TWO

Item 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information concerning certain changes made in July 2001 to our articles of association that modify the terms of our ordinary shares, see the information contained in the Current Report on Form 6-K filed with the SEC on July 31, 2001. The revised terms of our ordinary shares are summarized under “Item 10. Additional Information - Memorandum and Articles of Association - Rights Attached to Shares.” For information concerning changes made in September 2003 to our share capital, see “Item 10. Additional Information - Memorandum and Articles of Association - Changes in Share Capital.”

(B), (C), (D) and (E) - Not applicable.

Item 15

CONTROLS AND PROCEDURES

15(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that it files or submits under the Exchange Act.

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

Item 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zvi Koren, who is a member of the audit committee, meets the SEC’s applicable rules and regulations regarding an Audit Committee Financial Expert, as such term is defined in the instructions to paragraph (a) of Item 16A of Form 20-F.

Item 16B

CODE OF ETHICS

In May 2004, our board of directors adopted a code of ethics applicable to our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officers and other individuals performing similar functions, referred to as the Code of Ethics. The Code of Ethics is intended to promote honest and ethical conduct and compliance with the law on the part of all our employees, officers and directors, particularly those involved in preparing our financial records and statements submitted to our shareholders and any governmental agency. A copy of the Code of Ethics will be provided without charge upon written request submitted to our corporate headquarters at 60 Ester Hamalka Street, Modiin, Israel, attention: Controller. No amendments to, or waivers in respect of, the Code of Ethics were made during the financial years ended January 31, 2006 and 2007.

Item 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the audit fees we and our subsidiaries paid during each of 2005, 2006 and 2007:

	Year Ended January 31,
	2005	2006	2007
Audit Fees (1)	$55,000	$33,000	$85,000
Audit-Related Fees (2)	24,000	4,000	-
Tax Fees (3)	11,500	5,000	18,000
All Other Fees (4)	-	-	3,000

Total	$90,500	$42,000	$106,000

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

Our audit committee adopted pre-approval policies and procedures for audit and non-audit services received from our auditors.

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

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

4.1	1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Registration No. 333-8830))

4.2	1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

4.3	2003 Israeli Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2004)

4.4
Asset Purchase Agreement between SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd. and the Registrant, dated September 28, 2006 (incorporated by reference to Exhibit 1 to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 5, 2006)

4.5*	Amendment to Additional Conditions for Granting Credits between the Registrant and Israel Discount Bank Ltd., dated June 14, 2006

4.6*	Amendment to Additional Conditions for Granting Credits between the Registrant and the Industrial Development Bank Ltd., dated June 14, 2006

4.7*	Debt Priority Assignment between Marc Belzberg and the Registrant, dated July 10, 2006

4.8*	Closing of Asset Purchase and Exclusion of Charges between the Registrant and Israel Discount Bank Ltd., dated February 1, 2007

4.9*	Closing of Asset Purchase and Exclusion of Charges between the Registrant and Industrial Development Bank Ltd., dated February 1, 2007

4.10*	Settlement and Release Deed from Marc Belzberg to the Registrant, dated July 12, 2007

4.11*	Settlement and Release Deed from Yozma Hofsheet Ltd. to the Registrant, dated July 24, 2007

12.1*	Certification of Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Executive Officer and Chief Financial Officer

Dated: July 31, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Registrant (together with an English translation thereof) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-8830))

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

4.1	1996 and 1997 Stock Option Plans of the Registrant (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (Registration No. 333-8830))

4.2	1999 Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F filed with the Commission on July 31, 2001)

4.3	2003 Israeli Share Option Plan of the Registrant (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F filed with the Commission on July 31, 2004)

4.4
Asset Purchase Agreement between SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd. and the Registrant, dated September 28, 2006 (incorporated by reference to Exhibit 1 to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 5, 2006)

4.5*	Amendment to Additional Conditions for Granting Credits between the Registrant and Israel Discount Bank Ltd., dated June 14, 2006

4.6*	Amendment to Additional Conditions for Granting Credits between the Registrant and the Industrial Development Bank Ltd., dated June 14, 2006

4.7*	Debt Priority Assignment between Marc Belzberg and the Registrant, dated July 10, 2006

4.8*	Closing of Asset Purchase and Exclusion of Charges between the Registrant and Israel Discount Bank Ltd., dated February 1, 2007

4.9*	Closing of Asset Purchase and Exclusion of Charges between the Registrant and Industrial Development Bank Ltd., dated February 1, 2007

4.10*	Settlement and Release Deed from Marc Belzberg to the Registrant, dated July 12, 2007

4.11*	Settlement and Release Deed from Yozma Hofsheet Ltd. to the Registrant, dated July 24, 2007

12.1*	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

*  Filed herewith.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 31, 2007

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders' Deficiency	F-5

Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Consolidated Financial Statements	F-8 - F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

e-SIM Ltd.

We have audited the accompanying consolidated balance sheets of e-SIM Ltd. (the "Company") and its subsidiaries as of January 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for each of the four years in the period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of January 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the four years in the period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1c to the accompanying consolidated financial statements, the Company and its subsidiaries have incurred recurring operating losses, a working capital deficiency, shareholders' deficiency, default in payment of its obligations under a loan agreement, and negative cash flow from operating activities. These conditions raise substantial doubt as to the Company's and its subsidiaries ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1b and Note 15a to the consolidated financial statements, on February 7, 2007, the Company consummated an asset purchase agreement to sell substantially all of the business and assets of the Company and its subsidiaries.

As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), "Share-Based Payment."

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 31, 2007	A Member of Ernst & Young Global

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	January 31,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87	$166
Trade receivables (net of allowance for doubtful accounts of $ 13 and $ 29 at January 31, 2006 and 2007, respectively)	227	379
Other accounts receivable and prepaid expenses	96	140

Total current assets	410	685

SEVERANCE PAY FUND	1,163	956

LONG-TERM PREPAID EXPENSES	63	83

PROPERTY AND EQUIPMENT, NET	264	281

Total assets	$1,900	$2,005

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Short-term bank credit	$869	$313
Bank loans	559	1,147
Convertible bank loans	881	881
Trade payables	1,603	1,353
Employees and payroll accruals	1,933	1,407
Deferred revenues	1,863	778
Accrued expenses and other liabilities	1,204	697
Bridge loan	1,500	-
Related parties	3,002	2,991

Total current liabilities	13,414	9,567

LONG-TERM LIABILITIES:
Capital lease obligation, net of current maturities	8	30
Royalties to Government authorities	-	489
Accrued severance pay	1,655	1,483

Total long-term liabilities	1,663	2,002

SHAREHOLDERS' DEFICIENCY:
Share capital:
Ordinary shares of NIS 0.1 par value:
70,000,000 shares authorized at January 31, 2006 and 2007; 25,420,452 and 25,423,023 shares issued and outstanding at January 31, 2006 and 2007, respectively	665	665
Additional paid-in capital	37,610	37,392

Accumulated deficit	(51,452)	(47,621)

Total shareholders' deficiency	(13,177)	(9,564)

Total liabilities and shareholders' deficiency	$1,900	$2,005

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended January 31,
	2007	2006	2005	2004
Revenues:
Products	$634	$1,158	$$1,404	$$1,529
Services	1,207	2,207	2,831	2,682
Royalties	665	800	850	290

Total revenues	2,506	4,165	5,085	4,501

Cost of revenues:
Products	349	144	159	122
Services	1,034	1,112	1,979	1,983

Total cost of revenues	1,383	1,256	2,138	2,105

Gross profit	1,123	2,909	2,947	2,396

Operating costs and expenses:
Research and development, net	1,999	2,481	1,728	1,560
Selling and marketing, net	1,139	1,541	1,758	1,867
General and administrative	1,259	1,652	1,799	1,884

Total operating costs and expenses	4,397	5,674	5,285	5,311

Operating loss	3,274	2,765	2,338	2,915
Financial and other expenses, net	557	103	319	1,333

Net loss	$3,831	$2,868	$$2,657	$$4,248

Basic and diluted net loss per share	$0.15	$0.11	$$0.12	$0.36

Weighted average number of shares used in computing basic and diluted net loss per share	25,423,023	25,418,972	22,158,097	11,963,056

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Receipts on account of	Deferred stock	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Number	Amount	capital	shares	compensation	income (loss)	deficit	loss	deficiency

Balance as of January 31, 2003	11,665,359	$356	$32,666	$5	$(63)	$(7)	$(37,848)		$(4,891)
Exercise of stock options	486,401	11	27	(5)	-	-	-		33
Stock compensation in respect of repriced options	-	-	46	-	-	-	-		46
Amortization of deferred stock compensation for repriced options	-	-	-	-	42	-	-		42
Compensation in respect of convertible loans	-	-	1,070	-	-	-	-		1,070
Conversion of convertible loans from related parties into Ordinary shares	7,014,519	157	1,047	-	-	-	-		1,204
Conversion of convertible bank loans into Ordinary shares	657,316	15	34	-	-	-	-		49
Comprehensive loss:
Net loss	-	-	-	-	-	-	(4,248)	$(4,248)	(4,248)
Foreign currency translation adjustments	-	-	-	-	-	43	-	43	43
Total comprehensive loss								$(4,205)

Balance as of January 31, 2004	19,823,595	539	34,890	-	(21)	36	(42,096)		(6,652)
Issuance of shares and warrants, net	5,023,750	112	2,315	-	-	-	-		2,427
Amortization of deferred stock compensation for repriced options	-	-	-	-	18	-	-		18
Compensation in respect of warrants granted to a consultant	-	-	54	-	-	-	-		54
Compensation related to warrants on convertible loan	-	-	45	-	-	-	-		45
Conversion of convertible loan into Ordinary shares	555,556	13	87	-	-	-	-		100
Comprehensive loss:
Net loss	-	-	-	-	-	-	(2,657)	$(2,657)	(2,657)
Foreign currency translation adjustments	-	-	-	-	-	14	-	14	14
Total comprehensive loss								$(2,643)

Balance as of January 31, 2005	25,402,901	664	37,391	-	(3)	50	(44,753)		(6,651)
Exercise of stock options	17,551	1	1	-	-	-	-		2
Amortization of deferred stock compensation for repriced options	-	-	-	-	3	-	-		3
Comprehensive loss:
Net loss	-	-	-	-	-	-	(2,868)	$(2,868)	(2,868)
Foreign currency translation adjustments	-	-	-	-	-	(50)	-	(50)	(50)
Total comprehensive loss								$(2,918)

Balance as of January 31, 2006	25,420,452	665	37,392	-	-	-	(47,621)		(9,564)
Exercise of stock options	2,571	-	-	-	-	-	-		-
Equity-based compensation expenses resulting from FAS 123(R)	-	-	218	-	-	-	-		218
Comprehensive loss:
Net loss	-	-	-	-	-	-	(3,831)	$(3,831)	(3,831)
								$(3,831)
Balance as of January 31, 2007	25,423,023	$665	$37,610	$-	$-	$-	$(51,452)		$(13177)

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended January 31,
	2007	2006	2005	2004
Cash flows from operating activities:

Net loss	$(3,831)	$(2,868)	$(2,657)	$(4,248)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	127	147	171	234
Amortization of stock compensation	218	3	18	88
Amortization of compensation in respect of warrants	-	-	99	-
Amortization of compensation in respect of convertible loans	-	-	27	1,042
Accrued interest on long-term liability	71	91	123	97
Increase (decrease) in accrued severance pay, net	(35)	82	55	120
Increase (decrease) in long-term royalties to Government authorities	(489)	(64)	98	(167)
Decrease (increase) in trade receivables, net	152	(174)	363	1,026
Decrease (increase) in other accounts receivable and prepaid expenses including long-term	64	167	(56)	121
Increase (decrease) in trade payables	250	723	(168)	166
Increase in employees and payroll accruals	526	570	35	135
Increase (decrease) in deferred revenues	1,085	(132)	144	(499)
Increase in accrued expenses and other liabilities	507	212	11	359
Increase in related parties	11	492	438	353
Other	(108)	4	(10)	-

Net cash used in operating activities	(1,452)	(747)	(1,309)	(1,173)

Cash flows from investing activities:

Purchase of property and equipment	(137)	(61)	(73)	(104)
Proceeds from sale of property and equipment	138	20	12	89

Net cash provided by (used in) investing activities	$1	$(41)	$(61)	$(15)

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended January 31,
	2007	2006	2005	2004
Cash flows from financing activities:

Proceeds from issuance of shares, net of issuance expenses	$-	$-	$2,427	$-
Exercise of stock options	-	-	-	33
Short-term bank credit	556	309	4	(13)
Proceeds from bridge loan	1,500	-	-	-
Proceeds from loan from related party	-	810
Proceeds from bank loans	-	-	674	984
Principal payments of loan from a related party	-	-	-	(760)
Proceeds from convertible loan from a related party	-	-	-	1,000
Principal payments of long-term bank loans	(656)	(806)	(1,340)	(483)
Principal payments of capital lease	(28)	(37)	(19)	(6)
Proceeds from receipts on account of shares	-	-	100	-

Net cash provided by financing activities	1,372	276	1,846	755

Effect of exchange rate changes on cash and cash equivalents	-	(50)	14	44

Increase (decrease) in cash and cash equivalents	(79)	(562)	490	(389)
Cash and cash equivalents at beginning of year	166	728	238	627

Cash and cash equivalents at end of year	$87	$166	$728	$238

Non-cash activities:

Conversion of convertible loans	$-	$-	$100	$1,253

Property and equipment capital lease obligation	$-	$-	$49	$59

Issuance of shares	$-	$-	$-	$5

Receipts on account of shares	$-	$-	$-	$100

Supplemental disclosure of cash flows activities:

Cash paid during the year for interest	$216	$162	$156	$218

The accompanying notes are an integral part of the consolidated financial statements.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.
e-SIM Ltd. (the "Company") was incorporated in 1989 in Israel and commenced operations in 1991. The Company has subsidiaries in the United States, Japan and France. The subsidiary in France ceased operations on February 1, 2003, e-SIM Japan and e-SIM United States ceased operations in August 2005 and February 2006, respectively.

The Company is a provider of MMI (Man Machine Interface) software solutions for mobile handset platform and mobile handset software platform manufacturers and mobile handset manufacturers. The Company's solution includes development tools, MMI applications and professional services.

b.
On September 28, 2006 the Company signed an asset purchase agreement with Sky MobileMedia, Inc., a U.S. company, and with its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd. (together “SKY”)(the “SKY Transaction”). The transaction was subject to several closing conditions, among others, consent of certain customers, consent of SKY's shareholders to the SKY Transaction, negotiations with employees on the terms of employment agreements, which were completed by February 7, 2007. As part of the agreement, substantially all of the Company's assets were sold, including its intellectual property and certain agreed-upon liabilities. (For further details see Note 15.)

c.
The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the years ended January 31, 2004, 2005, 2006 and 2007, the Company had net losses of $ 4,248, $ 2,657, $ 2,868 and $ 3,831, respectively. As of January 31, 2007, the Company's shareholders' deficiency amounted to $ 13,177 and its total cash and cash equivalents amounted to $ 87. Net cash used in operating activities in the years ended January 31, 2004, 2005, 2006 and 2007 was $ 1,173, $ 1,309, $ 747 and $ 1,452, respectively.

Following the SKY Transaction, the Company currently has no operational assets and, therefore, is not generating any revenues. A majority of the cash amount received by the Company in the SKY Transaction was used to repay certain outstanding debt. The amount of cash currently held by the Company will enable it to continue current operations for a limited period. If it does not raise funds, the Company may be unable to continue to exist, in which case it may be required to dissolve. While pursuant to the transaction with SKY the Company will receive the SKY Shares that are currently held in escrow, it cannot rely on the SKY Shares as a liquid asset from which it will be able to satisfy obligations or liabilities.

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

d.	As for major customers, see Note 13b.

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

Cash equivalents include short-term highly liquid investments that are readily convertible to cash purchased with original maturities of three months or less, at the date acquired.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles (included under a capital lease)	15
Leasehold improvements	Over the shorter of the related lease period including the option term or the life of the asset

The Company's property and equipment are reviewed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and the Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount with the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. As of January 31, 2007, 2006, 2005 and 2004, no impairment losses have been identified.

f.	Revenue recognition:

The Company derives its revenues from license fees of its products, maintenance and support, royalties and from rendering services, including consulting, software customization, implementation, and training. The Company sells its products through its direct sales force and indirectly through resellers and OEMs, who are considered end-users. The Company also generates revenues from providing full electronic product simulation, and from fees deriving from usage of the simulation.

The Company accounts for software sales in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). SOP 97-2 generally requires that revenue earned on software arrangements involving multiple elements be allocated to each element based on the relative fair value of the elements. In addition, the Company has also applied Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements.

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

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

The Company is entitled to royalties upon some of the licensing agreements for the software tools and to fees upon usage of the product simulation by the end-users. Revenues from royalties and usage fees are recognized when such revenues are reported to the Company.

Arrangements for the sale of software licenses that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential to the functionality, the revenue allocable to the software services is recognized as the services are performed. When services are considered essential to the functionality, contract accounting is applied in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts".

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses amounted to $ 21, $ 11, $ 116 and $ 42, for the years ended January 31, 2007, 2006, 2005 and 2004, respectively.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Income taxes:

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

k.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for stock-based compensation:

Effective February 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment", using the modified-prospective-transition method. Under this transition method, stock-based compensation expense for the year ended January 31, 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of February 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expenses for all stock-based compensation awards granted subsequent to February 1, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Prior to February 1, 2006, the Company accounted for its employee stock options plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations", as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation".

As a result of adopting Statement 123(R) on February 1, 2006, the Company's loss before income taxes and net loss for the year ended January 1, 2007, was $ 218 higher, than if it had continued to account for share-based compensation under Opinion No. 25. Basic and diluted loss per share for the year ended January 31, 2007 was $ 0.01 higher, than if the Company had continued to account for share-based compensation under Opinion No. 25.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting period.

	Year ended January 31,
	2006	2005	2004

Net loss as reported	$(2,868)	$(2,657)	$(4,248)
Add: stock-based employee compensation intrinsic value	3	18	88
Deduct: stock based employee compensation - fair value	(482)	(711)	(258)

Pro forma net loss	$(3,347)	$(3,350)	$(4,418)

Basic and diluted net loss per share as reported	$(0.11)	$(0.12)	$(0.36)

Pro forma basic and diluted net loss per share	$(0.13)	$(0.15)	$(0.37)

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in the years ended January 31, 2007, 2006, 2005 and 2004 estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions is as follows:

	Year ended January 31,
	2007	2006	2005	2004

Dividend yield	0%	0%	0%	0%
Expected volatility	69%	72%	74%	74%
Risk-free interest	4.58%	4.07%	3.95%	3.66%
Expected life of (in years)	5.56	6.25	6.25	6.25

The dividend yield assumption is based on the Company's history and the expectation that it will not pay a dividend in the future and may be subject to substantial change in the future.

The Company used its historical stock price for calculating volatility in accordance with SFAS No. 123(R).

The risk-free interest rate assumption is based on the rate of zero-coupon U.S. government appropriate for the expected term of the Company's employee stock options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the company's stock option.

The weighted-average estimated grant date fair value of employee stock options granted during the years 2006, 2005, 2004 and 2003, were $ 0.005, $ 0.21, $ 0.31 and $ 0.40 per share, respectively.

As of January 31, 2007, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 241, which is expected to be recognized over a weighted average period of 3 years. The total intrinsic value of stock options exercised during each of 2006, 2005, 2004 and 2003 was $ 0. The Company received cash from the exercise of stock options in the amount of less than $1 during the year ended January 31, 2007.

During the year ended January 31, 2007, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 218, as follows:

Year ended January 31, 2007

Cost of revenue	$38
Research and development	53
Selling and marketing	75
General and administrative	52

Total Stock-based compensation expense	$218

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

n.	Severance pay:

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

Severance expenses for the years ended January 31, 2007, 2006, 2005 and 2004 were approximately $ 176, $ 97, $ 293 and $ 308, respectively.

o.	Basic and diluted net loss per share:

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

The total number of shares related to convertible loans, warrants and stock options outstanding excluded from the calculation of diluted net loss per share was 10,110,231, 12,237,554, 12,452,044 and 10,105,517 for the years ended January 31, 2007, 2006, 2005 and 2004, respectively.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	New accounting pronouncements:

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining said tax position is greater than 50%, then the tax position is recorded and recognition should be at the highest amount that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires expanded disclosure at each annual reporting period, unless a significant change occurs in an interim period. Differences between the amount recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as an adjustment to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 and has not determined what impact, if any, it will have on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	January 31,
	2007	2006

Government authorities	$52	$29
Prepaid expenses	4	42
Grants to be received	20	31
Other	20	38

	$96	$140

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment is as follows:

	January 31,
	2007	2006
Cost:
Computers and peripheral equipment (1)	$1,781	$2,056
Office furniture and equipment	337	329
Motor vehicles (2)	184	184
Leasehold improvements	270	264

	2,572	2,833
Less - accumulated depreciation (1) (2)	2,308	2,552

Depreciated cost	$264	$281

(1)	The Company leases several computers under a capital lease, the cost of which was $ 49 and the accumulated depreciation was $ 29 and $ 18 as of January 31, 2007 and 2006, respectively.

(2)
The Company leases a motor vehicle under a capital lease, the cost of which was $ 59 as of each of January 31, 2007 and 2006 and the accumulated depreciation was $ 26 and $ 18 as of January 31, 2007 and 2006, respectively.

b.
Depreciation expenses (including depreciation expenses of property and equipment leased under a capital lease) for the years ended January 31, 2007, 2006, 2005 and 2004 were $ 127, $ 147, $ 171 and $ 234, respectively.

c.	As for charges, see Note 9c.

NOTE 5:- SHORT-TERM BANK CREDIT

As of January 31, 2007 and 2006, the Company had short-term revolving credit in NIS in the amount of $ 869 and $ 313, respectively. The weighted average interest rates as of January 31, 2007 and 2006 were 21.72% and 16.66%, respectively.

NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES

	January 31,
	2007	2006

Royalties to Government authorities	$765	$266
Government authorities	143	197
Provision for certain claims	69	69
Current maturities of lease obligation	25	26
Other	202	139

	$1,204	$697

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- FINANCING ARRANGEMENTS

a.	Composition:

	Weighted average interest rate for the year ended January 31,		Weighted average conversion price per share as of January 31,		January 31,
	2007	2006	2007	2006	2007	2006

Bank loans, linked to the U.S. dollar (see b. below)	8.88%	7.98%	$-	$-	$559	$1,147

Convertible bank loans, linked to the U.S. dollar (see c. below)	8.88%	7.98%	$1.96	$1.96	$881	$881

Total					$1,440	$2,028

b.	Bank loans:

During September and November 2000, the Company entered into two long-term loan agreements with two Israeli banks, according to which the Company received an amount of $ 4,200 to be repaid within two years.

In August 2002 and 2003, the Company entered into agreements with these two banks amending certain provisions of the agreements governing the abovementioned loans and extending the scheduled maturity of the loans. The two amendments had no accounting effects due to immateriality, in accordance with Emerging Issues Task Force No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF No. 96-19").

In February, May and July 2004, the Company signed new amendments to the loan agreements (the "2004 amendments").

According to the 2004 amendments, one of the banks (the "First Bank") extended the payments of the loan such that until January 31, 2005 only payments of interest were to be made. Commencing February 28, 2005 and thereafter on the last day of each month, the Company was to repay the outstanding balance of the loan in 36 equal payments of principal and accrued interest. The Company made certain of these payments, but did not make any of the monthly payments due after April 2006 and was therefore in default of its obligation under the loan agreement. As a result, the First Bank may have demanded acceleration of payment of the loan at any time thereafter.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

The second bank (the "Second Bank") waived, according to the 2004 amendments, an amount of $ 400 of the outstanding loan balance. In addition, the Company paid the Second Bank an amount of $ 471 on account of the loan. The remaining balance of the loan was to be repaid in 48 consecutive monthly payments of principal and interest commencing on March 1, 2005. Interest on the loan was to be paid monthly commencing August 1, 2004. The Company did not make any of the monthly payments due to this bank and was therefore in default of its obligations under the loan agreement. As a result, the Second Bank may have demanded acceleration of payment of the loan at any time.

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

The banks held a security interest on the Company's right to receive revenues pursuant to agreements with two major customers and could have demanded payment of the loans prior to the maturity date upon the occurrence of an event of default set forth in the loan agreements, such as non-payment of scheduled principal and interest installments, the Company's liquidation or the occurrence of an event which would have had a material adverse affect, in the reasonable opinion of the bank, on the Company's ability to perform its obligations under the loan agreements. Since such provisions were not solely within the Company's control, the loans outstanding balance as of January 31, 2007 is classified as a current liability.

In addition, the Company undertook that until at least one half of the outstanding principal of the loans had been repaid it would not to make any cash payments of management fees to any shareholder holding, directly or indirectly, 5% or more of its shares.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

As part of the asset purchase agreement, consummated on February 7, 2007 (see Note 15), the Company reached an agreement with the two banks as follows: upon receipt of the cash component of the purchase price, the Company repaid each of the Banks fifty five percent (55%) of the debt owned to each of them by the Company, including interest accrued, in a total sum of $ 1,154. The remaining forty five percent (45%) of the Company's debt to the banks (including any interest accrued or payable in connection therewith), was converted into Ordinary shares of the Company, whereby each bank purchased 495,833 ordinary shares of the Company, in an aggregate amount of 991,666 Ordinary shares of the Company.

c.	Convertible bank loans:

During September and November 2000, the Company entered into two convertible loan agreements with two Israeli banks, in the amount of $ 690, to be converted into Ordinary shares of the Company, with an average conversion price of $ 3.85 per share. The convertible loans had the same interest rates and maturity dates as those of the loans detailed in Note 7b.

Upon the closing of the convertible loan agreements in 2000, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF No. 98-5"), the Company recorded a one-time interest expense in the amount of approximately $ 43 in 2000, which represents the theoretically most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date.

In consideration for the extension of the bank loans in 2002 and 2003, as described in Note 7b, the terms of the convertible debentures issued to the banks were amended to grant them the right to convert a portion of the loan into an additional aggregate number of 699,920 Ordinary shares at the market price of the Company's Ordinary shares on the date of the 2002 amendments, which was $ 0.14 per share.

In December 2003, the banks converted some of the loans into the Company's Ordinary shares as follows: one of the banks purchased 307,356 Ordinary shares of the Company by way of a cashless exercise, and the other bank purchased 349,960 Ordinary shares of the Company at a price per share of $ 0.14.

In consideration for the extension of the bank loans and the waiver of a portion of the loan from the Second Bank in 2004, as described in Note 7b, the terms of the convertible debentures issued to the banks were amended to grant them the right to convert a portion of the loans into an additional aggregate number of 295,000 Ordinary shares at the market price of the Company's Ordinary shares on the date of the amendments, the average of which was $ 0.81 per share.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

Upon the 2002 , 2003 and 2004 amendments of the agreements, and in accordance with EITF No. 98-5 and EITF No. 00-27, "Application of EITF No. 98-5 to Certain Convertible Investments" ("EITF No. 00-27"), the Company has recorded one time interest expenses in the amount of $14 at the year ended January 31, 2004.

d.	Loans and convertible loans from related parties:

1.
In April and May 2005, the Company received loans in the aggregate amount of $ 810 (the "Loan") from Marc Belzberg (former Chairman of the Board of Directors and Chief Executive Officer) a major shareholder, which he may have demanded that the Company repay at any time. Negotiations were held between the Company and Mr. Belzberg as to the terms of the Loan in June and July 2005, but they were not successfully concluded at that time.

Following the consummation of the SKY Transaction, in February 2007, the Company paid Mr. Belzberg $250,000 in cash and 700,000 of the SKY BB preferred shares issued to the Company as part of the SKY Transaction, pursuant to an agreement reached with Mr. Belzberg and a party related to him (the “Belzberg Settlement”), following which both Mr. Belzberg and the party related to him waived the remainder or all, respectively, of the Company's debt to them. For details, see Note 15. The Belzberg Settlement was approved by the Company's audit committee, board of directors and shareholders.

2.
In July 2003, the Company entered into a convertible loan agreement with Smithfield Investments B.V. ("Smithfield"), an entity controlled by Marc Belzberg, the Company's former Chairman, Chief Executive Officer and one of its major shareholders. Pursuant to the agreement, Smithfield agreed to lend the Company an amount of $ 1,000 maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield was given the right to convert the principal amount of the loan into the Company's Ordinary shares at a price per share of $ 0.18. In addition, upon conversion of the entire loan amount into the Company's Ordinary shares, Smithfield was to receive a warrant to purchase 5,555,556 Ordinary shares at an exercise price per share of $ 0.54. The transaction was approved by the Company's board of directors, audit committee and general meeting of shareholders.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- FINANCING ARRANGEMENTS (Cont.)

3.
In connection the company's entering into a letter of intent relating to a potential business combination in June 2006, the company received from SKY a bridge loan in the amount of $700,000. Until January 31, 2007, SKY extended to the Company additional loans in an aggregate amount of $800,000. The loans and the interest accrued thereon were forgiven upon consummation of the SKY Transaction.

NOTE 8:-	CAPITAL LEASE OBLIGATION

	Weighted average
	interest	January 31,
	rate	2007	2006

Capital lease obligations	7%	$33	$56

Aggregate annual maturities of long-term debt are as follows:

First year (current maturities)	25	26

Second year	8	24
Third year	-	6

	$33	$56

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company leases its facilities under various operating lease agreements, which expire on various dates the latest of which is in 2006. Future minimum annual payments under non-cancelable operating leases are as follows:

Year ended January 31,

2008	$8

$8

Rent expenses for the years ended January 31, 2007, 2006, 2005 and 2004 were $ 132, $ 139 $ 124, and $ 184, respectively.

b.	Guarantees:

The Company has provided bank guarantees in favor of its lessors in Israel in the amount of $ 9.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Charges:

The Company recorded a fixed charge on its property and equipment and a floating charge on all of its assets in favor of banks as collateral for bank loans.

d.	Legal proceedings:

(1)
In March 2004, the Company's former landlord at Kiryat Mada Street, Jerusalem, the Har Hotzvim Property Company Ltd., filed a civil action against the Company in Israel, claiming approximately $ 40 as damages resulting from the alleged breach of contract, lease payments and interest for a certain period prior to the Company's vacating the premises. In March 2006, the court closed the case due to inaction on the part of both sides in providing certain information. The Company cannot predict at this time if the claim will be refiled and, if so, what the outcome of court proceedings will be.

(2)
As a result of the Company's financial situation in 2005 and 2006, it received several claims from employees for, among others, severance pay, penalties for late salary payments, and payments to management insurance funds. The Company has settled a majority of these claims, but is currently involved in civil proceedings related to several of these claims in the aggregate of approximately $ 55. The Company cannot predict at this time the outcome of these court proceedings.

The Company is not currently involved in any other material legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on its financial position or profitability.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Royalties:

1.
The Company participated in programs sponsored by the Government of Israel for the support of research and development activities. Through January 31, 2007, the Company obtained grants from the Office of the Chief Scientist (the "OCS") in the aggregate amount of $ 2,286 for certain of its research and development projects. The Company is obligated to pay royalties to the OCS at a rate of 3.5% to 5% of the sales of the products and other related revenues generated by such projects, up to an amount equal to 100% - 150% of the grants received, in NIS linked to the U.S. dollar and bearing interest at a rate equal to six-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the products or the generation of such other related revenue and, in the absence of such sales or related revenues, no payment is required.

During 2006, 2005, 2004 and 2003, the Company paid or accrued royalties to the OCS in the amount of $134, $140, $186 and $ 165, respectively.

Through January 31, 2007, the total paid or accrued royalties to the OCS aggregating to the amount of $ 1,975. Such amounts are presented in the balance sheets under accrued expenses and other liabilities and royalties to Government authorities. As of January 31, 2007, the aggregate amount of the contingent obligation to the OCS is $ 672.
.
In May 2006, the Company reached a settlement regarding payments to OCS. Under the terms of the settlement for the return of overdue payments to the OCS for research and development grants, the Company issued the OCS four checks for payment of a total amount of $ 125,000, three of which the Company have already paid and the last which comes due on August 1, 2007. With respect to the rest of the Company's outstanding obligations, the Company was given an 18-month grace period for repayment of approximately US $ 575,000, the debt accrued for the year ended January 31, 2006, less the sum paid by check. After the end of the grace period, the Company was to make fourteen quarterly payments from September 1, 2007 until December 1, 2010 of approximately US $ 36,000 each. The agreement also specified that upon receipt of an investment in it, the Company would make a one-time payment of approximately $ 71,000 that will be deducted from its outstanding debt. After consummation of the SKY Transaction, in February 2007, the Company paid the OCS approximately $ 112,000 instead. Pursuant to the SKY Transaction, SKY has assumed $ 500,000 of the Company's liability to the OCS as incurred prior to August 31, 2006. The Company has not paid the OCS royalties accrued for the year ended January 31, 2007. Pursuant to the SKY Transaction, consummated on February 7, 2007 SKY assumed all of the Company's liability to the Israeli Office of the Chief Scientist incurred after August 31, 2006.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Since March 1998, the Israeli Government, through the Fund for Encouragement of Marketing Activities Abroad (the "Fund"), has awarded the Company grants related to its foreign marketing expenses. These grants are awarded for specific expenses incurred by the Company in its foreign marketing activities, based upon such expenses reported by the Company to the Fund. All marketing grants received from the Fund are linked to the U.S. dollar and are repayable in the form of royalty payments in the amount of 4% of any increase in export sales realized by the Company up to the total amount of grants received by the Company. If the Company does not achieve an increase in export sales, it has no obligation to pay any royalties or to return any funds received through these grants. All payments are linked to the U.S. dollar and bear interest at the rate of six-month LIBOR.

Through January 31, 2007, the Company obtained grants in an aggregate amount of $ 778 from the Fund and has paid or accrued royalties in the amount of $ 272. The aggregate amount of the contingent obligation to the Fund was $ 671.

2.
The Company participated in a program sponsored by the Israeli-U.S. Binational Industrial Research and Development Foundation ("BIRD-F"), pursuant to which a portion of the Company's development expenses was funded. Through January 31, 2007, the Company obtained grants aggregating to the amount of $ 394 from BIRD-F. The Company is obligated to pay royalties to BIRD-F on the proceeds from sales of products ("the development packages") resulting from the research and development which BIRD-F funded. The payments are of $ 0.25 for each development package per license and $ 2.5 for each development package per site.

The total amount of the royalties may not exceed 150% of the grants received. All the payments are linked to the U.S. dollar and the U.S. Consumer Price Index.

Through January 31, 2007, the Company paid or accrued royalties to BIRD-F in the aggregate amount of $ 275. As of January 31, 2007, the aggregate amount of the contingent obligation to BIRD-F was $ 315.

As part of the Sky Transaction, consummated on February 7, 2007, the Company reached an agreement with BIRD-F, whereby all royalty payments due after August 31, 2006 have been transferred to SKY.

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

Under the Company's 1996, 1997, 1999 and 2003 Stock Option Plans (the "Plans"), options may be granted to officers, directors and employees of the Company.

Pursuant to the Plans, the Company reserved for issuance 11,495,797 Ordinary shares. As of January 31, 2007, 2,664,867 Ordinary shares of the Company are still available for future grant.

Each option granted under the Plans is exercisable for ten years from the date of grant of the option. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercised at the date of grant. The options vest primarily over four years. Any options, which are canceled or forfeited before expiration, become available for future grants.

A summary of the grants to employees under the Plans is as follows:

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' DEFICIENCY (Cont.)

	Year ended January 31,
	2007				2006		2005		2004
		Weighted	Weighted average			Weighted		Weighted		Weighted
	Amount	average	remaining	Aggregate	Amount	average	Amount	average	Amount	average
	of	exercise	contractual	intrinsic	of	exercise	of	exercise	of	exercise
	options	price	term	value	options	price	options	price	options	price

Outstanding at beginning of year	4,434,896	$0.37			4,220,406	$0.37	3,844,020	$0.36	2,397,625	$0.32
Granted	4,113,066	$0.16			382,321	$0.35	399,000	$0.49	2,127,719	$0.51
Exercised	(2,571)	$0.02			(17,551)	$0.06	-	$-	(486,401)	$0.08
Repriced:
Cancelled	-	$-			-	$-	-	$-	(190,000)	$1.85
Granted	-	$-			-	$-	-	$-	190,000	$0.02
Forfeited	(701,466)	$0.41			(150,280)	$0.46	(22,614)	$0.68	(194,923)	$0.42

Outstanding at end of year	7,843,925	$0.25	8.06	$6	4,434,896	$0.37	4,220,406	$0.37	3,844,020	$0.36

Exercisable options at end of year	6,775,258	$0.24	8.05	$6	2,578,733	$0.35	2,053,950	$0.36	898,960	$0.196

Vested and expected to vest at the end of the year	6,775,258	$0.24	8.05	$6

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day , January 31, 2007 and the exercise price, for all in-the-money options) that would have been received by the option holders had all option holders exercised their options on January 31, 2007. This amount changes based on the fair market value of the Company's stock.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' DEFICIENCY (Cont.)

The options outstanding as of January 31, 2007 have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of January 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of January 31, 2007	Weighted average exercise price of options exercisable	Weighted average remaining contractual life (years)
	Amount	Years		Amount

$ 0.02	576,844	3.25	$0.02	576,843	$0.02	3.25
$ 0.1-0.15	849,978	5.27	$0.14	847,978	$0.14	5.27
$ 0.16-0.27	4,969,975	9.37	$0.18	4,454,501	$0.17	9.44
$ 0.31-0.37	390,321	8.03	$0.35	102,081	$0.35	7.99
$ 0.41	35,000	7.86	$0.41	17,500	$0.41	7.86
$ 0.70-0.71	981,807	6.91	$0.70	736,355	$0.70	6.91
$ 1.63	25,000	1.84	$1.63	25,000	$1.84	1.63
$ 6.5	15,000	2.22	$6.5	15,000	$2.22	6.5

	7,843,925	8.06	$0.25	6,775,258	$0.24	8.05

d.	Repricing of options:

(i) On September 11, 2002, 1,071,328 previously granted options with exercise prices ranging from between $ 0.14 - $ 22.5 were repriced downward to the par value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 126 . These compensation expenses amortized over the years 2002 through 2006.

(ii) On September 18, 2003, 190,000 previously granted options with exercise prices ranging from between $ 0.14 - $ 6.5 were repriced downward to the par value of the shares into which such options are exercisable, resulting in a new measurement date and total compensation expenses of $ 46 which were recognized immediately as the options were fully vested.

e.	Warrants

In November, 2004, the Company granted a warrant to one of its consultants to purchase 200,000 Ordinary shares of the Company. The exercise price of the warrant was $ 0.55 per share and it was exercisable for a period of two and a half years from the date of grant. The value of the warrants was calculated as $ 54, using the Black-Scholes options pricing model with the following assumptions: risk-free interest rate of 3.4%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.5 and a contractual life of 2.5 years. The $ 54 was expensed to the statement of operations in 2004.

See Note 7d regarding the issuance of warrants and convertible loans into Ordinary shares of the Company.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS' DEFICIENCY (Cont.)

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11:- INCOME TAXES

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations promulgated thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of January 31, 2007, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders, without subjecting the Company to taxes only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise"). As of January 31, 2007, the accumulated deficit of the Company does not include tax-exempt income earned by the Company's "Approved enterprise".

In Israel, income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate.

An amendment to the law, which was officially published effective as of April 1, 2005 (the “Amendment") has changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise's" income will be derived from export.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- INCOME TAXES (Cont.)

Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to provision of the Amendment

b.	Reduction in corporate tax rate:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

c.	Net operating losses carryforward:

As of January 31, 2007, the Company had a U.S. net operating loss carryforward for income tax purposes of approximately $ 12,000. The net operating loss carryforward expires within 15 to 20 years, and expire from 2011 to 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

In Israel the Company has net operating losses carryforward for income tax purposes, as of January 31, 2007, of approximately $ 28,000, which can be carried forward and offset against taxable income with no expiration date.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- INCOME TAXES (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	January 31,
	2007	2006

Operating loss carryforward	$4,126	$4,053
Valuation allowance	(4,126)	(4,053)

Net deferred tax asset	$-	$-

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

e.	Theoretical tax:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carries forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

f.	Losses before taxes on income:

	Year ended January 31,
	2007	2006	2005	2004

Domestic (Israel)	$3,823	$2,356	$2,262	$3,605
Foreign	8	512	395	643

	$3,831	$2,868	$2,657	$4,248

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- RELATED PARTY TRANSACTIONS

a.
In 1993, the Company entered into an agreement to pay management fees to a company controlled by a principal shareholder, in return for its providing the services of the Company's chief executive officer, in a monthly amount of $ 11 that increases at a rate of 12% per annum. On January 31, 2007, the unpaid balance of such fees was $ 2,192.

Management fees recorded in the statement of operations for each of the years were as follows:

Year ended January 31,
2007	2006	2005	2004

$11	$491	$438	$392

The Company had not paid the outstanding balance of the management fees as of January 31, 2005 due to a restriction in the loan agreements with the banks, see Note 7b.

b.	See Note 7d for additional transactions with related parties.

NOTE 13:- GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company manages its business on a basis of one reportable segment (see Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following is a summary of operations within geographic areas based on end-customer's location.

	Year ended January 31,
	2007		2006		2005		2004
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$3	$264	$285	$277	$462	$366	$1,333	$399
Far East *)	1,598	-	1,921	-	1,295	-	535	-
Japan	375	-	603	-	562	12	414	20
U.S.A.	171	-	710	4	957	11	732	21
Europe	359	-	646	-	1,809	-	1,487	-

	$2,506	$264	$4,165	$281	$5,085	$389	$4,501	$440

*)	Excluding Japan.

b.	Major customer data by percentage of total revenues:

	Year ended January 31,
	2007	2006	2005	2004

Customer A	27%	-	-	-
Customer B	19%	31%	9%	8%
Customer C	11%	3%	7%	-

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended January 31,
	2007	2006	2005	2004

Total costs	$2,106	$2,586	$2,035	$1,560
Less - grants and participations	107	105	307	-

	$1,999	$2,481	$1,728	$1,560

b.	Selling and marketing, net:

Total costs	$1,139	$1,541	$1,758	$1,877
Less - marketing grants net of royalties to the Fund	-	-	-	10

	$1,139	$1,541	$1,758	$1,867

c.	Financial and other expenses (income), net:

	Year ended January 31,
	2007	2006	2005	2004

Financial expenses:
Interest and other	$347	$190	$214	$288
Amortization of discount on loans compensation in respect of convertible loans	-	-	72	1,028
Foreign currency translation adjustments	569	-	46	33

	916	190	332	1,349
Financial income:
Foreign currency translation adjustments and other	(359)	(90)	(3)	(6)

Other expenses (income)	-	3	(10)	(10)

	$557	$103	$319	$1,333

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SUBSEQUENT EVENTS

a.
On February 7, 2007, the Company consummated an asset purchase agreement, with SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd., or, together, SKY, a provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players, for the sale to SKY of substantially all of the Company's assets (the “SKY Transaction”).

The purchase price was composed of (i) cash in the amount of approximately $ 5,400, (ii) bridge loans extended to the Company by SKY in the sum of approximately $ 1,500, which loans, including the interest accrued thereon, were forgiven upon consummation of the SKY Transaction, (iii) the assumption by SKY of $ 500 of the company’s liability to the Israeli OCS as incurred prior to August 31, 2006, (iv) Preferred BB Shares of SKY MobileMedia, Inc. in a total number of approximately 10,600,000 (the “SKY Shares”), and (v) approximately $750 through the assumption by SKY of certain liabilities for vacation and severance pay for employees. The SKY Shares have been deposited by SKY with an escrow agent until February 7, 2008. SKY has the option to repurchase all or any of the SKY Shares by August 6, 2007 for a total consideration of the higher of $ 0.50 per share or the share's market value on the repurchase date. SKY purchased substantially all of the Company’s business operations and assets, including the Company's intellectual property, and assumed certain agreed-upon liabilities of the Company, including liabilities directly related to its intellectual property, such as royalties and contractual liabilities, ongoing maintenance and support obligations to existing customers, ongoing payments due under existing software or equipment leases, and severance and other of its accrued liabilities toward its employees who were hired by SKY.

As part of the SKY Transaction, the Company has agreed to indemnify SKY, its employees, shareholders and affiliates, for certain breaches of the asset purchase agreement, including in the case of breaches of representations and warranties made by the Company. The Company's liability for breaches of representations, warranties and covenants made in connection with the asset purchase agreement is limited to a cap of approximately $4.5 million. Such indemnification will be consummated solely through the forfeiture of the SKY Shares held in escrow, based on the SKY Shares Valuation or out of any proceeds received by the Company from the sale of such shares. In addition, the Company has agreed to indemnify SKY for any damages incurred by it or its employees, shareholders or affiliates (i) as a result of claims with respect to liabilities they did not agree to assume under the Asset Purchase Agreement; (ii) for the impairment of the intellectual property the Company transferred to SKY pursuant to certain events and occurrences prior to August 31 , 2006; (iii) any claim or determination that the consummation of the purchase of the assets constitutes a fraudulent conveyance under applicable laws relating to bankruptcy and insolvency; or (iv) any proceedings relating directly to any breach, liability or matter of the type referred to above. This liability will expire on February 7, 2008.

Following consummation of the SKY Transaction and receipt of the cash component of the purchase price of the SKY Transaction, in February 2007, the Company repaid each of Israel Discount Bank Ltd. and the Industrial Development Bank of Israel Ltd., pursuant to an agreement that was reached in June 2006, which was amended in February 2007, fifty-five percent (55%) of the debt owed to each of them, including interest accrued, in a total sum of $ 1,154. The Company converted the remaining forty-five percent (45%) of its debt to the banks (including any interest accrued or payable in connection therewith since August 1, 2006), into Ordinary shares of the Company, such that each bank purchased 495,833 of the Company's Ordinary shares, in an aggregate amount of 991,666 Ordinary shares. These banks subsequently released the security interests they held in the Company. Subsequent to February 7, 2007, the Company had no outstanding liabilities to either of these banks.

e-SIM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SUBSEQUENT EVENTS (Cont.)

In addition, following the consummation of the SKY Transaction, in February 2007, the Company paid its outstanding debts to Marc Belzberg, formerly its chief executive officer and chairman of its board of directors and currently its major shareholder, and parties related to him, pursuant to an agreement reached with them in September 2006, or the Belzberg Settlement. The Belzberg Settlement included, (i) a waiver by Yozma Hofsheet, or Yozma, an Israeli company beneficially owned by Samuel Belzberg, father of Marc Belzberg, of the Company's outstanding debt to Yozma for management and consulting fees for services provided by Marc Belzberg as the Company's chief executive officer in an aggregate sum of $ 2,200 and (ii) satisfaction of an interest free loan extended to the Company by Marc Belzberg in April and May 2005, in the aggregate amount of $811 by the payment to Marc Belzberg of a sum of $ 250 in cash and a sum of $ 350 in SKY shares issued to the Company as part of the SKY Transaction, whereupon Marc Belzberg waived the remainder of the Company's debt to him and Yozma waived the entirety of the Company's debt to it.

Following the SKY Transaction, the Company has no operational assets and does not generate any revenues.

b.
Pursuant to the terms of his previous employment agreement with the Company, Yaron Eldad was entitled to exercise all the options held by him to purchase the Company’s Ordinary shares at a price per share equal to the par value of the Ordinary shares (0.1 NIS), for a period of 30 days following the closing of a liquidity event, as such event was defined in the employment agreement. If Mr. Eldad had exercised his options following the expiration of such 30-day period, the exercise price of the options would have ranged from $0.02-$0.7. In March 2007, as part of the renegotiation of his employment contract and his appointment as the Company’s chief executive officer, the Company’s audit committee and board of directors recognized that the SKY Transaction constituted such a liquidity event and agreed to extend the period during which Mr. Eldad’s options could be exercised for NIS 0.10 from 30 days to 36 months after the consummation of the SKY Transaction.

c.
In May 2007, the Company decided to reprice the 762,961 options to purchase Ordinary shares of the Company held by Uri Yaffe, formerly the Company's Senior Vice President of Corporate Sale and a director of the Company, such that the exercise price of these options is the nominal price per share (0.1 NIS), or, if permitted under Israeli law, zero, which exercise price replaced the previous exercise prices, which ranged from $0.02 to $0.70. In return, Mr. Yaffe agreed to enter into an employment agreement with SKY, as a result of which SKY assumed severance and other accruals owed by the Company to Mr. Yaffe.

d.
In July 2007, the Company negotiated an agreement with a group of warrant holders providing for a repricing of the exercise price of certain warrants held by them. These warrant holders had participated in the last round of a private placement of shares and warrants effected by the Company in May and June 2004, at which time investors in this round received one warrant to purchase one Ordinary Share of the Company, at an exercise price of $ 0.75, for each four Ordinary shares purchased in the private placement. Certain of the investors in this round notified the Company that they believed that the Company had misled them prior to their investment and had been mismanaged since, thus causing them damage. The Company believes these claims have no merit, but given the considerable expense which would have been incurred in defending such claims, the Company has agreed with these warrant holders on a repricing of warrants to purchase an aggregate total of 250,000 Ordinary shares, from an exercise price of $ 0.75 per share to $ 0.17 per share. Members of the Belzberg Family who participated in this round have not raised any claims in this regard and the Company has not undertaken to reprice their warrants.